As filed with the Securities and Exchange Commission on November 18, 2003

Registration No. 333-106384

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

Form S-3

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

HANOVER COMPRESSOR COMPANY

(Exact Name of Registrant as Specified in its Charter)

Delaware

(State or Other Jurisdiction of Incorporation or Organization)

76-0625124

(IRS Employer Identification Number)

12001 N. Houston Rosslyn Road

Houston, Texas 77086

(281) 447-8787

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrants’ Principal Executive Offices)

Mark S. Berg

Senior Vice President and General Counsel

Hanover Compressor Company

12001 N. Houston Rosslyn

Houston, Texas 77086

(281) 447-8787

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Approximate date of commencement of proposed sale to the public:  After the effective date of this registration statement as determined by market conditions and other factors.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated             , 2003.

Prospectus Supplement to Prospectus dated             , 2003.

$262,621,810

Aggregate Principal Amount at Maturity

Zero Coupon Subordinated Notes due March 31, 2007

Schlumberger Technology Corporation is offering $262,621,810 aggregate principal amount at maturity of our Zero Coupon Subordinated Notes due March 31, 2007. We will not receive any of the proceeds from the sale of the notes in the offering.

We will not pay interest on the notes prior to maturity. Instead, on March 31, 2007, the maturity date of the notes, noteholders will be entitled to receive $262,621,810 in the aggregate, plus accrued Additional Interest, if any. The notes accrete original issue amount at a rate of 11.00% per year and were issued to Schlumberger Technology Corporation at an original issue price of $173,378,423 on May 14, 2003. Based upon the initial public offering price set forth below, the effective yield to maturity for purchasers of the notes in this offering is             %.

On or after March 31, 2006, we may redeem some or all of the notes at the redemption price set forth in the accompanying prospectus, plus accrued Additional Interest, if any.

As of September 30, 2003, we had approximately $1,754.9 million of total debt, including the notes, and approximately $86.3 million of Mandatorily Redeemable Convertible Preferred Securities, substantially all of which ranks senior to the notes. We have the ability under the indenture governing the notes to incur additional debt that is senior to the notes.

For a more detailed description of the notes, see “Description of Notes” beginning on page 7 of the prospectus that accompanies this prospectus supplement.

See “ Risk Factors” on page S-12 of this prospectus supplement and page 4 of the accompanying prospectus to read about important factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Initial public offering price	%	$
Underwriting discount	%	$
Proceeds, before expenses, to Schlumberger Technology Corporation	%	$

The percentage per note set forth above represents a percentage of the aggregate principal amount at maturity of the notes. The initial public offering price set forth above does not include accreted original issue discount from                     , 2003. In the event that the notes are delivered after                     , 2003, the purchasers of the notes must pay the original issue discount accreted on the notes since                     , 2003.

Goldman, Sachs & Co. expects to deliver the notes through the facilities of The Depository Trust Company against payment in New York, New York on                     , 2003.

Goldman, Sachs & Co.

Prospectus Supplement dated                     , 2003.

SPECIAL NOTE REGARDING

FORWARD-LOOKING STATEMENTS

Certain matters discussed in this prospectus supplement and the accompanying prospectus and the documents we incorporate by reference herein and therein may include “forward-looking statements” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can generally be identified as such because the context of the statement will include words such as we “believe,” “anticipate,” “expect,” “estimate,” or words of similar import. Similarly, statements that describe our future plans, objectives or goals or future revenues or other financial metrics are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from those anticipated as of the date of this prospectus supplement, the accompanying prospectus or the documents we incorporate by reference herein and therein, as applicable. These risks and uncertainties include:

•	our inability to renew our short-term leases of equipment with our customers so as to fully recoup our cost of the equipment;

•	a prolonged, substantial reduction in oil and natural gas prices, which could cause a decline in the demand for our compression and oil and natural gas production equipment;

•	reduced profit margins resulting from increased pricing pressure in our business;

•	the loss of market share through competition;

•	the introduction of competing technologies by other companies;

•	changes in economic or political conditions in the countries in which we do business;

•	currency fluctuations;

•	losses due to the inherent risks associated with our operations, including equipment defects, malfunctions and failures and natural disasters;

•	governmental safety, health, environmental and other regulations, which could require us to make significant expenditures;

•	legislative changes in the countries in which we do business;

•	our inability to successfully integrate acquired businesses;

•	our inability to properly implement new enterprise resource planning systems used for integration of our accounting, operations and information systems;

•	our inability to retain key personnel;

•	war, social unrest, terrorist attacks and/or the responses thereto;

•	our inability to generate sufficient cash, access capital markets, refinance existing debt or incur indebtedness to fund our business;

•	our inability to comply with covenants in our debt agreements and the agreements related to our compression equipment lease obligations;

•	the decreased financial flexibility associated with our significant cash requirements and substantial debt, including our compression equipment lease obligations;

i

•	our inability to reduce our debt relative to our total capitalization;

•	our inability to execute our exit and sale strategy with respect to assets classified on our balance sheet as discontinued operations and held for sale;

•	our inability to conclude the agreed-upon settlement of the securities-related litigation and adverse results in other litigation brought by plaintiffs that are not party to the settlement;

•	fluctuations in our net income attributable to changes in the fair value of our common stock that will be used to fund the settlement of the securities-related litigation; and

•	adverse results in the pending investigation by the Securities and Exchange Commission (“SEC”).

In addition, the risks described in the “Risk Factors” sections of this prospectus supplement and the accompanying prospectus could cause our actual results to differ from those described in, or otherwise implied by, the forward-looking statements. Other factors besides those described in this prospectus supplement, the accompanying prospectus or the documents we incorporate by reference herein and therein could also affect our actual results.

You should not unduly rely on these forward-looking statements, which speak only as of the date such statements are made. Except as otherwise required by law, we undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date such statements are made or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement or the accompanying prospectus. You should read carefully the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer for a more complete understanding of this offering. You should read “Risk Factors” beginning on page S-12 of this prospectus supplement and on page 4 of the accompanying prospectus for more information about important risks that you should consider before buying the notes in this offering. Unless the context requires otherwise, “Hanover,” “we,” “us,” “our” or similar terms in this prospectus supplement refer to Hanover Compressor Company and its subsidiaries on a consolidated basis.

Hanover Compressor Company

We are a global market leader in the full service natural gas compression business and are also a leading provider of service, fabrication and equipment for oil and natural gas processing and transportation applications. We sell and rent this equipment and provide complete operation and maintenance services, including run-time guarantees, for both customer-owned equipment and our fleet of rental equipment. Founded in 1990, and a public company since 1997, our customers include both major and independent oil and gas producers and distributors as well as national oil and gas companies in the countries in which we operate. Our maintenance business, together with our parts and service business, provides solutions to customers that own their own compression and surface production and processing equipment, but want to outsource their operations. We also fabricate compressor and oil and gas production and processing equipment and provide gas processing and treating, gas measurement and oilfield power generation services, primarily to our domestic and international customers as a complement to our compression services. In addition, through our ownership of Belleli Energy S.r.I. (“Belleli”), we provide engineering, procurement and construction services primarily related to the manufacturing of heavy wall reactors for refineries and construction of desalination plants, primarily for use in Europe and the Middle East.

We believe that we are currently the largest natural gas compression company in the United States on the basis of aggregate rental horsepower, with approximately 6,064 rental units in the United States having an aggregate capacity of approximately 2,583,000 horsepower at September 30, 2003. In addition, we estimate that we are one of the largest providers of compression services in the rapidly growing Latin American and Canadian markets, operating approximately 832 units internationally with approximately 925,000 horsepower at September 30, 2003. As of September 30, 2003, approximately 74% of our natural gas compression horsepower was located in the United States and approximately 26% was located elsewhere, primarily in Latin America and Canada.

Our products and services are essential to the production, processing, transportation and storage of natural gas and are provided primarily to energy producers and distributors of oil and natural gas. Our decentralized operating structure, technically experienced personnel and high-quality compressor fleet have allowed us to successfully provide reliable and timely customer service.

Industry Trends

We compete primarily in the market for transportable natural gas compression units of up to 4,500 horsepower. The market for rental compression has experienced significant growth over the past decade. Although recently we have not experienced any significant growth in rentals or purchases of equipment and services by our customers, which we believe is a result of the lack of a significant increase in U.S. natural gas production levels, we believe that the U.S. gas compression market will continue to grow due to the increased demand for natural gas, the continued aging of the natural gas reserve base and the attendant decline of wellhead pressures, the discovery of new reserves and the continuing interest in outsourcing compression by independent producers. However, because the majority of oil and gas reserves are located outside of the United States, we believe that international markets will be a primary source of our growth opportunities in the gas compression market in the years to come.

As of June 2003, the rental portion of the domestic gas compression market was estimated by industry sources to be approximately 5.0 million horsepower, which we estimate accounts for approximately 30% of aggregate U.S. horsepower, having doubled since 1996. Growth of the rental compression capacity in the U.S. market has been primarily driven by the trend toward outsourcing by energy producers and processors. We believe that outsourcing provides the customer greater financial and operating flexibility by minimizing the customer’s investment in equipment and enabling the customer to more efficiently resize their compression capabilities to meet changing reservoir conditions. In addition, we believe that outsourcing typically provides the customer with more timely and technically proficient service and maintenance, which often reduces operating costs. We believe growth opportunities for compressor rental and sales exist due to (1) increased worldwide energy consumption, (2) implementation of international environmental and conservation laws prohibiting the flaring of natural gas, which increases the need for gathering systems, (3) increased outsourcing by energy producers and processors, (4) the environmental soundness, economy and availability of natural gas as an alternative energy source and (5) continued aging of the worldwide natural gas reserve base and the attendant decline of wellhead pressures. The rental compression business is capital intensive, and our ability to take advantage of these growth opportunities may be limited by our ability to raise capital to fund our expansion. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in this prospectus supplement.

Competitive Strengths

We believe we have the following key competitive strengths:

•	Broad-Based Solutions Offering: We believe that we are the only company in our industry that offers both outsourced rental of, as well as the sale of, compression and oil and gas production and processing equipment and related services. Our services include complete operation and maintenance services, including run-time guarantees, for both customer-owned equipment and our fleet of rental equipment as well as engineering and product design, fabrication, installation, customer service and after-market support. Our global customer base consists of U.S. and international companies engaged in all aspects of the oil and gas industry, including major integrated oil and gas companies, national oil and gas companies, independent producers and natural gas processors, gatherers and pipelines. By offering a broad range of services that complement our historic strengths, we believe that we can provide comprehensive integrated global solutions to meet our customers’ oil and gas production and processing equipment and compression needs. We believe the breadth and quality of our services and rental fleet, the depth of our customer relationships and our presence in major gas-producing regions of the United States, Latin America and Canada place us in a position to capture additional outsourced business on a global basis.

•

Leading Position in High Horsepower Compression:    High horsepower compression, composed of units with greater than 500 horsepower, is the fastest growing portion of our rental compression business. We believe we are a leading provider of these units, which are typically installed on larger wells, gathering systems and processing and treating facilities.

The scale and more attractive unit economics of these facilities largely insulate them from declining commodity prices. As a result, compressors in this segment tend to realize higher utilization rates. We believe that the greater technical requirements of these larger systems enable us to differentiate our compression products and to leverage sales of related products and services. As of September 30, 2003, approximately 79% of our aggregate horsepower consisted of high horsepower compression units.

•	Provider of Superior Customer Service: To facilitate our broad-based approach, we have adopted a geographical business unit concept and utilize a decentralized management and operating structure to provide superior customer service in a relationship-driven, service-intensive industry. We believe that our regionally-based network, local presence, experience and in-depth knowledge of customers’ operating needs and growth plans enable us to effectively meet their evolving needs. Our team of over 130 sales representatives aggressively pursues the rental and sales market for our products and services in their respective territories. Our efforts concentrate on demonstrating our commitment to enhancing the customer’s cash flow through superior product design, fabrication, installation, customer service and after-market support.

•	International Experience: We believe we are a leading supplier of natural gas compression services in Latin America and Canada, with an expanding presence in Eastern Europe, Africa and Asia. As of September 30, 2003, of the approximately 925,000 horsepower of compression we had deployed internationally, approximately 84% was located in Latin America (primarily in Venezuela, Argentina and Mexico) and approximately 11% was located in Canada. We believe our experience in managing our international rental fleet and our efforts to develop and expand our international sales force have created a global platform from which we can continue to grow in international markets. Through our experiences in these international markets, we have demonstrated our ability to operate in remote and sometimes challenging environments. We believe international markets represent one of the greatest growth opportunities for our business, with rapidly expanding opportunities in regions such as Russia, the Middle East, West Africa and the Far East.

Business Strategy

We intend to continue to capitalize on our competitive strengths to meet our customers’ needs through the following key strategies:

•	Focus on Core Business: We have built our leading market position through our strengths in compression rentals, compressor fabrication, production and processing equipment rental and fabrication and parts and service. We are focusing our efforts on these businesses and on streamlining operations in our core markets. In connection with these efforts, we have decided to exit and sell certain non-core business lines. In December 2002, our board of directors approved management’s recommendation to exit and sell our non-oilfield power generation assets and certain used equipment business lines. We have since sold our interests in two non-oilfield power generation facilities.

•	Focus on Return on Capital: We are seeking to deploy our capital more effectively in order to improve the total return from our investments. To achieve this objective, we intend to work to improve our operating performance and profitability by focusing on the following initiatives:

•	improving our domestic fleet utilization by retiring less profitable units, limiting the addition of new units and, where applicable and permissible under our bank credit facility and the agreements related to our compression equipment lease obligations, moving idle domestic units into service in international markets;

•	increasing prices selectively for our domestic rental business;

•	increasing activity in our fabrication sales and parts and service operations to take advantage of our available fabrication capacity and field technician manpower; and

•	improving operating efficiencies by consolidating certain of our operations.

•	Exploit International Opportunities: International markets continue to represent one of the greatest growth opportunities for our business. Although our international horsepower has grown significantly over the last six years, we continue to believe that the market is underserved. Of total proven worldwide oil and natural gas reserves, the vast majority are located outside the United States. We believe that the continuing worldwide development and implementation of oil and gas environmental and conservation laws prohibiting the flaring of natural gas and encouraging the use of gas-fired power generation, coupled with increased worldwide energy consumption, will continue to drive use of compression by international energy companies. In addition, we typically see higher pricing in international markets relative to the domestic market. We intend to allocate additional resources toward international markets, to open offices abroad, where appropriate, and to move idle domestic units into service in international markets, where applicable. However, our ability to invest capital resources and allocate assets into international markets is restricted by our bank credit facility and the agreements related to our compression equipment lease obligations.

•	Improve Our Capital Discipline: We plan to improve our capital discipline by lowering the working capital we have employed and reducing debt with both excess cash flow and proceeds from asset sales. We are also focused on improving the management of our working capital by lowering the number of days outstanding for our accounts receivable and reducing inventory levels. To reduce debt, we are committed to under-spending cash flow and we are currently planning to allocate approximately $180 million of our operating cash flow generated from 2004 through 2006 to debt reduction.

2002 Restatements, SEC Investigation and Securities Litigation

We experienced rapid growth from 1998 through 2001 primarily as a result of acquisitions, particularly during 2000 and 2001, during which period our total assets increased from approximately $753 million as of December 31, 1999 to approximately $2.3 billion as of December 31, 2001. Our growth exceeded our infrastructure capabilities and strained our internal control environment. During 2002, we announced a series of restatements of certain transactions that occurred in 1999, 2000 and 2001. These restatements of our financial statements ultimately reduced our initially reported pre-tax income by $3.1 million, or 4.9%, for the year ended December 31, 1999, by $14.5 million, or 15.5%, for the year ended December 31, 2000, and by $0.4 million, or 0.3%, for the year ended December 31, 2001, although certain restatements resulted in a larger percentage adjustment on a quarterly basis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Previous Restatements” in this prospectus supplement.

During 2002, a number of company executives involved directly and indirectly with the transactions underlying the restatements resigned, including our former Chief Executive Officer, Chief Financial Officer and Vice Chairman of our board of directors, Chief Operating Officer and the head of our international operations. During and after 2002, we hired and appointed a new Chief Executive Officer and Chief Financial Officer, hired and appointed our first General Counsel, and hired a new Controller and managers of Human Resources and Policy Administration. In addition, during 2002, we also added three independent directors to our board of directors and elected an independent Chairman of the Board from among the three new directors.

On November 14, 2002, the SEC issued a Formal Order of Private Investigation relating to the transactions underlying and other matters relating to the restatements of our financial statements announced in 2002. We have cooperated with the Fort Worth District Office Staff of the SEC in its investigation. Based upon our discussions to date with the Fort Worth District Office Staff of the SEC, we currently believe that a settlement of the investigation will be reached on terms that we do not believe will have a material adverse impact on our business, consolidated financial position, results of operations or cash flows. However, we can give no assurances in this regard, and we expect any settlement with the SEC to include findings of violations of the securities laws by us with respect to certain of the restated transactions. We understand that any resolution of the investigation reached by us with the Fort Worth District Office Staff of the SEC will have no legal effect until it is reviewed and, if appropriate, approved by the SEC in Washington, D.C., and we cannot predict what action might ultimately be taken against us by the SEC. As such, we do not anticipate announcing any resolution of the investigation unless and until such resolution is approved by the SEC in Washington, D.C.

Hanover and certain of its past and present officers and directors are named as defendants in a consolidated action pending in federal court that includes a putative securities class action, a putative class action arising under the Employee Retirement Income Security Act (“ERISA”) and shareholder derivative actions. The litigation relates principally to the matters involved in the transactions underlying the restatements of our financial statements. The plaintiffs allege, among other things, that we and the other defendants acted unlawfully and fraudulently in connection with those transactions and our original disclosures related to those transactions and thereby violated the antifraud provisions of the federal securities laws and the other defendants’ fiduciary duties to Hanover. On October 23, 2003, we entered into a Stipulation of Settlement, which, subject to, among other things, court approval, will settle all of the claims underlying the putative securities class action, the putative ERISA class action and the shareholder derivative actions brought against us. See “Business—Legal Proceedings” in this prospectus supplement. The terms of the proposed settlement provide for us to (1) make a cash payment of approximately $30 million (of which approximately $27 million was funded by payments from our directors’ and officers’ insurance carriers), (2) issue 2.5 million shares of our common stock and (3) issue a contingent note with a principal amount of $6.7 million. The note is payable, together with accrued interest, on March 31, 2007 but can be extinguished (with no monies owing under it) if our common stock trades at or above the average price of $12.25 per share for 15 consecutive days at any time between March 31, 2004 and March 31, 2007. In addition, upon the occurrence of a change of control of us, if the change of control, or shareholder approval of the change of control, occurs within 12 months after final court approval of the settlement, we are obligated to contribute an additional $3 million to the settlement fund. As part of the settlement, we have also agreed to implement corporate governance enhancements, including allowing large shareholders to participate in the process to appoint two independent directors to our board of directors and enhancements to our code of conduct. The settlement remains subject to, among other things, court approval and could be the subject of an objection by potentially affected persons. We have the right to terminate the settlement under certain circumstances, including if more than a certain number of the plaintiffs elect to opt out of the settlement. There can be no assurances that the settlement will be approved or finalized, or that it will be finally approved or finalized on the terms agreed upon in the Stipulation of Settlement. Our independent auditor, PricewaterhouseCoopers LLP, is not a party to the settlement and will continue to be a defendant in the putative consolidated securities class action.

Change in Accounting Principle

In January 2003, the Financial Accounting Standards Board (the “FASB”) issued Interpretation Number 46, “Consolidation of Variable Interest Entities, an interpretation of ARB 51” (“FIN 46”). The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved by means other than through voting rights (“variable interest entities” or “VIEs”) and the determination of when and which business enterprise should consolidate the VIE in its financial statements (the “primary beneficiary”). FIN 46 applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. On October 8, 2003, the FASB provided a deferral of the latest date by which all public companies must adopt FIN 46. The deferral provides that FIN 46 be applied, at the latest, to the first reporting period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. In addition, the deferral allowed companies to elect to adopt early the provisions of FIN 46 for some, but not all, of the variable interest entities they own.

Prior to July 1, 2003, we entered into five lease transactions that were recorded as a sale and leaseback of the compression equipment and were treated as operating leases for financial reporting purposes. On July 1, 2003, we adopted the provisions of FIN 46 as they relate to the special purpose entities that lease compression equipment to us. As a result of the adoption, we added approximately $1,089.0 million in compressor equipment assets, $192.3 million of accumulated depreciation (including approximately $58.6 million of accumulated depreciation related to periods before the sale leaseback of the equipment), $1,105.0 million in debt and $34.6 million in minority interest obligations to our balance sheet, and we reversed $108.8 million of deferred gains that were recorded on our balance sheet as a result of the sale leaseback transactions. On July 1, 2003, we recorded a $133.7 million charge ($86.9 million net of tax) to record the cumulative effect from the adoption of FIN 46 related to prior period depreciation of the compression equipment assets. Additionally, we estimate that we will record approximately $17 million per year in additional depreciation expense on our leased compression equipment as a result of the inclusion of the compression equipment on our balance sheet and will also record the payments made under our compression equipment leases as interest expense. As of September 30, 2003, the compression assets that are owned by the entities that lease equipment to us, but are now included in property, plant and equipment in our consolidated financial statements, had a net book value of approximately $983.3 million, including improvements made to these assets after the sale leaseback transactions.

We have a consolidated subsidiary trust that has Mandatorily Redeemable Preferred Securities outstanding which have a liquidation value of $86.3 million. These securities are reported on our consolidated balance sheet as Mandatorily Redeemable Convertible Preferred Securities. The trust may be a VIE under FIN 46 because we only have a limited ability to make decisions about its activities and we may not be the primary beneficiary of the trust. If the trust is a VIE under FIN 46, the trust and the Mandatorily Redeemable Preferred Securities issued by the trust may no longer be reported on our balance sheet. Instead, we would report our subordinated notes payable to the trust as a liability. These intercompany notes have previously been eliminated in our consolidated financial statements. The above-described changes on our balance sheet would be reclassifications. Because we are still evaluating whether we will be required to make these reclassifications and other potential changes, if any, in connection with our adoption of FIN 46, we have not adopted the provisions of FIN 46 other than for the entities that lease compression equipment to us, as discussed above.

The Offering

The following is not intended to be a complete summary of the terms of the notes being offered. For a more detailed description of the notes, see “Description of Notes” in the prospectus accompanying this prospectus supplement.

Issuer	Hanover Compressor Company

Selling Securityholder	Schlumberger Technology Corporation

Notes Offered by the Selling Securityholder	$262,621,810 aggregate principal amount at maturity of Zero Coupon Subordinated Notes due March 31, 2007.

Maturity Date	March 31, 2007

Original Issue Discount

The notes accrete original issue discount while they remain outstanding at the rate of 11.0% per year calculated from March 31, 2003. Based upon the initial public offering price set forth on the cover of this prospectus supplement, the effective yield to maturity for purchasers of the notes in this offering is          %. The calculation of the accretion of original issue discount and the effective yield to maturity is on a semiannual bond equivalent basis using a 360-day year composed of twelve 30-day months. See “United States Federal Income Tax Considerations—U.S. Holders—Market Discount and Acquisition Premium” in the accompanying prospectus for a discussion of the tax treatment of this original issue discount.

Ranking	The notes are our general subordinated unsecured obligations and:

•	rank junior in right of payment to all of our senior debt and senior subordinated debt; and

•	are effectively subordinated to all obligations of our existing and future subsidiaries.

As of September 30, 2003, we had approximately $1,754.9 million of debt, including the notes, and approximately $86.3 million of Mandatorily Redeemable Convertible Preferred Securities, substantially all of which ranks senior to the notes.

Optional Redemption

We may not redeem the notes prior to March 31, 2006. Beginning on March 31, 2006, we may, at our option, redeem all or a portion of the notes at the redemption price set forth in “Description of Notes—Optional Redemption by Hanover” in the prospectus accompanying this prospectus supplement.

Certain Covenants	The indenture governing the notes contains certain covenants that, among other things, limit our ability to:

•	incur indebtedness;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

•	restrict our ability to make payments on the notes.

Additional Interest

If our Consolidated Leverage Ratio exceeds the ratio set forth in “Description of Notes—Additional Interest” in the prospectus accompanying this prospectus supplement, or upon the occurrence and continuance of an Event of Default, Additional Interest shall accrue on the notes at the rates and subject to the terms described in “Description of Notes—Additional Interest” in the prospectus accompanying this prospectus supplement.

Use of Proceeds	We will not receive any of the proceeds from the sale of the notes by the Selling Securityholder.

Risk Factors

See “Risk Factors” and the other information in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in the notes.

Summary Consolidated Financial and Operating Data

In the table below, we have provided you with our summary historical consolidated financial and operating data. The historical consolidated financial data as of and for each of the fiscal years in the three-year period ended December 31, 2002 were derived from our audited consolidated financial statements. The historical consolidated financial data as of and for the nine months ended September 30, 2003 and 2002 were derived from our unaudited condensed consolidated financial statements. In the opinion of management, such unaudited financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position and results of operations of such interim periods.

The information in this section should be read along with our consolidated financial statements, the accompanying notes and other financial information that is either included or incorporated by reference in this prospectus supplement. See “Where You Can Find More Information” on page S-24.

	Years Ended December 31,
	2002	2001(1)	2000(1)
		(Restated)	(Restated)
	(In thousands, except operating data)
Income Statement Data:
Total revenues and other income(2)	$1,028,810	$1,040,960	$546,824
Expenses:
Operating	585,051	629,645	307,388
Selling, general and administrative	153,676	92,172	51,768
Foreign currency translation	16,753	6,658	—
Other	27,607	9,727	—
Depreciation and amortization(3)	151,181	88,823	52,188
Goodwill impairment(3)	52,103	—	—
Leasing expense(4)	91,506	78,031	45,484
Interest expense(5)	43,352	23,904	15,048

Total expenses	1,121,229	928,960	471,876

Income (loss) from continuing operations before income taxes	(92,419)	112,000	74,948
Provision for (benefit from) income taxes	(17,576)	42,388	27,818

Income (loss) from continuing operations	(74,843)	69,612	47,130
Income (loss) from discontinued operations, net of tax(2)	(41,225)	2,965	2,509
Cumulative effect of accounting change for derivative instruments, net of tax	—	(164)	—

Net income (loss)	$(116,068)	$72,413	$49,639

Cash flows provided by (used in):
Operating activities	$195,717	$152,774	$29,746
Investing activities	(193,703)	(482,277)	(67,481)
Financing activities	(4,232)	307,259	77,589

Balance Sheet Data (end of period):
Working capital	$212,085	$275,074	$282,730
Property, plant and equipment, net(6)	1,167,675	1,151,513	574,703
Total assets(6)	2,154,029	2,265,776	1,246,172
Total debt(6)	554,944	509,813	113,358
Mandatorily redeemable convertible preferred securities	86,250	86,250	86,250
Total common stockholders’ equity	927,626	1,039,468	628,947

Operating data (end of period):
Horsepower:
Domestic	2,654,000	2,696,000	1,741,000
International	860,000	781,000	410,000
Units:
Domestic	6,201	6,332	4,411
International	787	734	433
Average horsepower/unit	503	492	444
Utilization	78%	84%	86%

	Nine Months Ended September 30,
	2003	2002
	(In thousands, except operating data) (Unaudited)
Income Statement Data:
Total revenues and other income(2)	$825,248	$767,113
Expenses:
Operating	490,258	431,330
Selling, general and administrative	119,658	107,644
Foreign currency translation	1,336	13,339
Provision for estimated cost of litigation settlement(7)	40,253	—
Other	2,951	14,837
Depreciation and amortization(6)	126,886	82,367
Goodwill impairment(3)	—	47,500
Leasing expense(4)(6)	43,139	68,206
Interest expense(5)(6)	57,283	31,137

Total expenses	881,764	796,360

Loss from continuing operations before income taxes	(56,516)	(29,247)
Provision for (benefit from) income taxes	(18,463)	7,412

Loss from continuing operations	(38,053)	(36,659)
Loss from discontinued operations, including write-downs, net of tax (2)	(11,382)	(4,489)
Cumulative effect of accounting change, net of tax	(86,910)	—

Net loss	$(136,345)	$(41,148)

Cash flows provided by (used in):
Operating activities	$85,264	$121,477
Investing activities	(75,971)	(153,452)
Financing activities	4,712	32,839

Balance sheet data (end of period):
Working capital(8)	$55,716	$246,393
Property, plant and equipment, net(6)	2,046,687	1,231,689
Total assets(6)	3,042,407	2,208,618
Total debt(6)	1,754,903	577,780
Mandatorily redeemable convertible preferred securities	86,250	86,250
Total common stockholders’ equity	816,506	990,876

Operating data (end of period):
Horsepower:
Domestic	2,583,000	2,782,000
International	925,000	839,000
Units:
Domestic	6,064	6,390
International	832	785
Average horsepower/unit	509	505
Utilization	80%	80%

(1)	During 2002, we announced a series of restatements that ultimately reduced our initially reported pre-tax income by $3.1 million, or 4.9%, for the year ended December 31, 1999, by $14.5 million, or 15.5%, for the year ended December 31, 2000, and by $0.4 million, or 0.3%, for the year ended December 31, 2001, although certain restatements resulted in a larger percentage adjustment on a quarterly basis. For a description of these restatements, see Notes 22 and 23 to the consolidated financial statements for the year ended December 31, 2002 included in this prospectus supplement.
(2)	For a description of significant business acquisitions, see Note 2 to the consolidated financial statements for the year ended December 31, 2002 and Note 2 to the condensed consolidated financial statements for the three and nine months ended September 30, 2003 included in this prospectus supplement. In the fourth quarter of 2002, we decided to discontinue certain businesses. For a description of the discontinued operations, see Note 3 to the consolidated financial statements for the year ended December 31, 2002 and Note 13 to the condensed consolidated financial statements for the three and nine months ended September 30, 2003 included in this prospectus supplement.

(3)	In June 2001, the FASB issued Statement of Financial Accounting Standards 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). Under SFAS 142, amortization of goodwill to earnings is discontinued. Instead, goodwill is reviewed for impairment annually or whenever events indicate impairment may have occurred. SFAS 142 was effective for us on January 1, 2002. For financial data relating to our goodwill and other intangible assets, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 9 to the consolidated financial statements for the year ended December 31, 2002 included in this prospectus supplement for a discussion of SFAS 142 and the goodwill impairments we recorded during 2002.
(4)	Prior to 2001, we entered into two interest rate swaps with notional amounts of $75 million and $125 million and strike rates of 5.51% and 5.56%, respectively. These swaps were to expire in July 2001; however, they were extended for an additional two years at the option of the swap counterparty and expired in July 2003. The difference paid or received on the swap transactions was recorded as an accrued liability and recognized in leasing expense in all periods before July 1, 2003, and in interest expense thereafter. We recognized an unrealized gain of approximately $3.2 million and an unrealized loss of approximately $7.6 million related to the change in the fair value of these interest rate swaps in lease expense in our statement of operations during the years ended December 31, 2002 and 2001, respectively. In addition, we recognized unrealized gains of approximately $4.1 million and $1.5 million related to the change in the fair value of these interest rate swaps in lease expense in our statement of operations during the nine months ended September 30, 2003 and 2002, respectively, and recognized an unrealized gain of approximately $0.5 million in interest expense during the three months ended September 30, 2003. Prior to July 1, 2003, these amounts were reported as “Change in Fair Value of Derivative Financial Instruments” in our consolidated statement of operations. We have reclassified these amounts as interest and lease expense to conform to the 2003 financial statement classification.
(5)	We have reclassified the distributions on our Mandatorily Redeemable Convertible Securities as interest expense, and prior periods have been reclassified to conform to the 2003 financial statement classification.
(6)	In accordance with FIN 46, for periods ending after June 30, 2003, we have included in our consolidated financial statements the special purpose entities that lease compression equipment to us. As a result, we have added approximately $897 million of compression equipment assets, net of accumulated depreciation, and $1,139.6 million of our compression equipment lease obligations (including $1,105.0 million in debt) to our balance sheet as of September 30, 2003. As allowed by FIN 46, we have not restated our financial statements for periods prior to July 1, 2003 to include the compression equipment assets and compression equipment lease obligations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Sale Leaseback Transactions.”
(7)	On October 23, 2003, we entered into a Stipulation of Settlement, which, subject to, among other things, court approval, will settle all of the claims underlying the putative securities class action, the putative ERISA class action and the shareholder derivative actions discussed in “Business—Legal Proceedings.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Nine Months ended September 30, 2003 Compared to Nine Months ended September 30, 2002—Provision for Estimated Cost of Litigation Settlement.”
(8)	Working capital decreased to $55.7 million at September 30, 2003 from $212.1 million at December 31, 2002. The decrease in working capital was primarily due to the reclassification of our $194 million 1999A equipment lease note, which matures in June 2004, to current debt. This obligation was recorded on our balance sheet in July 2003 upon consolidation of the entities which lease equipment to us when we adopted FIN 46 for our sale leaseback transactions.

RISK FACTORS

An investment in the notes involves risks. You should carefully consider and evaluate all of the information in this prospectus supplement and the accompanying prospectus, including the following risk factors and the risk factors described under the “Risk Factors” section of the accompanying prospectus, before investing.

We have a substantial amount of debt, including our compression equipment lease obligations, that could limit our ability to fund future growth and operations and increase our exposure during adverse economic conditions.

As of September 30, 2003, we had approximately $1,754.9 million of debt, as well as approximately $86.3 million of Mandatorily Redeemable Convertible Preferred Securities issued through our subsidiary, Hanover Compressor Capital Trust.

As of July 1, 2003, we adopted the provisions of FIN 46 with respect to the special purpose entities that lease compression equipment to us which required us to include in our consolidated financial statements the special purpose entities that lease compression equipment to us. As a result, we added approximately $1,139.6 million of compression equipment lease obligations outstanding (including $1,105.0 million in debt) to our balance sheet.

Our substantial debt, including our compression equipment lease obligations, could have important consequences to you. For example, these commitments could:

•	make it more difficult for us to satisfy our obligations, including under the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future working capital, capital expenditures, acquisitions and other general corporate requirements;

•	increase our vulnerability to interest rate fluctuations because the interest payments on a portion of our debt are at, and a portion of our compression equipment leasing expense is based upon, variable rates;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry;

•	place us at a disadvantage compared to our competitors that have less debt or fewer operating lease commitments; and

•	limit our ability to borrow additional funds.

We will need to generate a significant amount of cash to service our debt, including our compression equipment lease obligations, to fund working capital and to pay our debts that come due.

Our ability to make scheduled payments under our compression equipment lease obligations and other debt, or to refinance our debt and other obligations, will depend on our ability to generate cash in the future. Our ability to generate cash in the future is subject to our operational performance, as well as general economic, financial, competitive, legislative and regulatory conditions, among other factors.

For the nine months ended September 30, 2003, we incurred interest and leasing expense of $100.4 million related to our debt, including our compression equipment lease obligations.

As of September 30, 2003, we had outstanding borrowings of approximately $172 million (3.4% rate as of September 30, 2003) and outstanding letters of credit of approximately $71.7 million under our bank credit facility (our “bank credit facility”) and approximately $25 million of credit capacity remaining (after giving effect to the covenant limitations in our bank credit facility).

Approximately $604 million of our debt, including approximately $388 million of our compression equipment lease obligations, will mature within two years from September 30, 2003. Our ability to refinance this debt and other financial obligations will be affected by the factors discussed above and those discussed below and by the general market at the time we refinance. The factors discussed herein could adversely affect our ability to refinance this debt and other financial obligations at a reasonable cost.

Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under our bank credit facility, or any new bank credit facility, in an amount sufficient to enable us to pay our debt, compression equipment lease obligations, operating lease commitments and other financial obligations, or to fund our other liquidity needs. We cannot be sure that we will be able to refinance any of our debt or our other financial obligations on commercially reasonable terms or at all. Our inability to refinance our debt or our other financial obligations on commercially reasonable terms could materially adversely affect our business.

The documents governing our outstanding debt, including our compression equipment lease obligations, contain financial and other restrictive covenants. Failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us. If we are not able to effect at least $275 million of new financings and close our proposed new bank credit facility, we may not be in compliance with the financial covenants under our existing bank credit facility in the near future.

Our bank credit facility and other debt obligations, including the agreements related to our compression equipment lease obligations, contain, among other things, covenants that may restrict our ability to finance future operations or capital needs or to engage in other business activities. These covenants include provisions that restrict our ability to:

•	incur additional debt or issue guarantees;

•	create liens on our assets;

•	engage in mergers, consolidations and dispositions of assets;

•	enter into additional operating leases;

•	pay dividends on or redeem capital stock;

•	enter into derivative transactions;

•	make certain investments or restricted payments;

•	make capital expenditures above certain limits;

•	make investments, loans or advancements to certain of our subsidiaries;

•	prepay or modify our debt facilities;

•	enter into transactions with affiliates; or

•	enter into sale leaseback transactions.

In addition, under the bank credit facility and the agreements related to certain of our compression equipment lease obligations that we entered into in 1999 and 2000, we have granted the lenders a security interest in our inventory, equipment and certain of our other property and the property of our domestic subsidiaries and pledged 66% of the equity interest in certain of our foreign subsidiaries.

Our bank credit facility and other financial obligations and the agreements related to our compression equipment lease obligations require us to maintain financial ratios and tests, which may require that we take action to reduce our debt or act in a manner contrary to our business objectives. Adverse conditions in the oil and gas business or in the United States or global economy or other events related to our business may affect our ability to meet those financial ratios and tests. A breach of any of these covenants or failure to maintain such financial ratios would result in an event of default under our bank credit facility, the agreements related to our compression equipment lease obligations and the agreements relating to our other financial obligations. If such an event of default occurs, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable.

In February 2003, we executed an amendment to our bank credit facility and the agreements related to certain of our compression equipment lease obligations that we entered into in 1999 and 2000. The amendment, which was effective as of December 31, 2002, modified certain financial covenants to allow us greater flexibility in accessing the capacity under the bank credit facility to support our short-term liquidity needs. Under the February 2003 amendment, certain of the financial covenants contained in our bank credit facility and the agreements related to certain of our compression equipment lease obligations revert back to more restrictive covenants with which we must be in compliance at the end of each fiscal quarter ending after December 31, 2003, or we will be in default under the bank credit facility.

As of September 30, 2003, we were in compliance with all material covenants and other requirements set forth in our bank credit facility, agreements related to our compression equipment lease obligations and indentures. While there is no assurance, we believe based on our current projections that we will be in compliance with the financial covenants in our bank credit facility and the agreements related to our compression equipment lease obligations at December 31, 2003, although, with respect to certain of the covenants, a relatively small change in our actual results as compared to our current projections could cause us not to be in compliance with such covenants.

With respect to the more restrictive financial covenants that will be in effect for the quarter ending March 31, 2004 if our bank credit facility is not amended or replaced by such date, we believe based on our current projections that we would probably not be in compliance with such covenants at March 31, 2004. However, we currently have bank commitments totaling $345 million for a new bank credit facility (the “Proposed Bank Credit Facility”) with different and/or less restrictive covenants which would apply to us upon closing of the Proposed Bank Credit Facility. While there is no assurance, we believe based on our current projections that we will be in compliance with the financial covenants contained in the Proposed Bank Credit Facility at December 31, 2003 and March 31, 2004.

The bank commitments under the Proposed Bank Credit Facility expire on December 31, 2003, and if we do not close the Proposed Bank Credit Facility prior to that date, we will have to request that the banks extend their commitments. There is no assurance that the banks will extend their commitments on the same terms or at all. In addition, the closing of this Proposed Bank Credit Facility is contingent on the finalization of documentation, the contemporaneous or earlier closing of at least $275 million of specified new financings to refinance a portion of our existing indebtedness and satisfaction of other customary conditions. There is no assurance that we will be able to satisfy all the conditions to close the Proposed Bank Credit Facility, including in particular the requirement to effect at least $275 million of new financings on required terms. If we are not able to close the Proposed Bank Credit Facility on a timely basis, then we expect to seek an amendment or waiver of the applicable financial covenants in our existing agreements. Although we believe we would be able to obtain a satisfactory amendment or waiver, there is no assurance we will be able to do so. Such an amendment or waiver could impose additional restrictions on us and could involve additional fees payable to the banks, which could be significant. If we are unable to meet the applicable financial covenants under our bank credit facility and we fail to obtain an amendment or waiver with respect thereto, then we could be in default under our bank credit facility and certain of our agreements related to our compression equipment lease obligations and other debt. A default under our bank credit facility or these agreements would trigger cross-default provisions under the agreements relating to certain of our other debt obligations. Such defaults would have a material adverse effect on our liquidity, financial position and operations.

We have significant leverage relative to our total capitalization, which could result in a further downgrade in our credit rating or other adverse consequences if we do not reduce our leverage.

In February 2003, Moody’s Investors Service (“Moody’s”) announced that it had downgraded by one grade our senior implied credit rating, our 4.75% Convertible Senior Notes rating and our 7.25% Mandatorily Redeemable Convertible Preferred Securities rating to Ba3, B2 and B3, respectively, and Standard & Poor’s Rating Service (“Standard & Poor’s”) announced that it had lowered our corporate credit rating to BB-. In addition, both rating agencies placed us on negative watch. In June 2003, Standard & Poor’s assigned a B- rating to the notes being offered pursuant to this prospectus supplement. In July 2003, Moody’s confirmed the credit ratings set forth above and assigned a B3 rating to the notes being offered pursuant to this prospectus supplement. Both credit rating agencies retained our negative watch status. We are currently in the process of updating the credit rating agencies for our third quarter results and have requested them to confirm their ratings.

We do not have any credit rating downgrade provisions in our debt agreements or the agreements related to our compression equipment lease obligations that would accelerate their maturity dates. However, a downgrade in our credit rating could materially and adversely affect our ability to renew existing, or obtain access to new, credit facilities in the future and could increase the cost of such facilities. Should this occur, we might seek alternative sources of funding. In addition, our significant leverage puts us at greater risk of default under one or more of our existing debt agreements if we experience an adverse change to our financial condition or results of operations. Our ability to reduce our leverage depends upon market and economic conditions, as well as our ability to execute liquidity enhancing transactions such as sales of non-core assets or our equity securities.

We are currently the subject of an SEC investigation.

On November 14, 2002, the SEC issued a Formal Order of Private Investigation relating to the transactions underlying and other matters relating to the restatements of our financial statements announced in 2002. We have cooperated with the Fort Worth District Office Staff of the SEC in its investigation. Based upon our discussions to date with the Fort Worth District Office Staff of the SEC, we currently believe that a settlement of the investigation will be reached on terms that we do not believe will have a material adverse impact on our business, consolidated financial position, results of operations or cash flows. However, we can give no assurances in this regard, and we expect any settlement with the SEC to include findings of violations of the securities laws by us with respect to certain of the restated transactions. We understand that any resolution of the investigation reached by us with the Fort Worth District Office Staff of the SEC will have no legal effect until it is reviewed and, if appropriate, approved by the SEC in Washington, D.C., and we cannot predict what action might ultimately be taken against us by the SEC. As such, we do not anticipate announcing any resolution of the investigation unless and until such resolution is approved by the SEC in Washington, D.C.

We and certain of our officers and directors are named as defendants in putative class action lawsuits and in various derivative lawsuits.

Hanover and certain of its past and present officers and directors are named as defendants in a consolidated action pending in federal court that includes a putative securities class action, a putative class action arising under ERISA and shareholder derivative actions. The litigation relates principally to the matters involved in the transactions underlying the restatement of our financial statements. For a discussion of these restatements, see Notes 22 and 23 to the consolidated financial statements for the year ended December 31, 2002 included in this prospectus supplement. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Previous Restatements.” On October 23, 2003, we entered into a Stipulation of Settlement, which, subject to, among other things, court approval, will settle all of the claims underlying the putative securities class action, the putative ERISA class action and the shareholder derivative actions brought against us. See “Business—Legal Proceedings.” The terms of the proposed settlement provide for us to (1) make a cash payment of approximately $30 million (of which approximately $27 million was funded by payments from our directors’ and officers’ insurance carriers), (2) issue 2.5 million shares of our common stock and (3) issue a contingent note with a principal amount of $6.7 million. The note is payable, together with accrued interest, on March 31, 2007 but can be extinguished (with no monies owing under it) if our common stock trades at or above the average price of $12.25 per share for 15 consecutive days at any time between March 31, 2004 and March 31, 2007. In addition, upon the occurrence of a change of control of us, if the change of control, or shareholder approval of the change of control, occurs within 12 months after final court approval of the settlement, we are obligated to contribute an additional $3 million to the settlement fund. As part of the settlement, we have also agreed to implement corporate governance enhancements, including allowing large shareholders to participate in the process to appoint two independent directors to our board of directors. The settlement remains subject to, among other things, court approval, could be the subject of an objection by potentially affected persons, and, under certain circumstances, including if the number of opt-outs from the settlement exceeds a certain number, can be terminated by us. There can be no assurances that the settlement will be approved or finalized, or that it will be finally approved or finalized on the terms agreed upon in the Stipulation of Settlement. Our independent auditor, PricewaterhouseCoopers LLP, is not a party to the settlement and will continue to be a defendant in the putative consolidated securities class action.

As of September 30, 2003, we had incurred approximately $14.0 million in legal-related expenses in connection with the internal investigations, the putative class action securities and ERISA lawsuits, the derivative lawsuits and the SEC investigation. Of this amount, we advanced approximately $2.2 million on behalf of certain current and former officers and directors in connection with the above-described proceedings. We intend to advance the litigation costs of our current and former officers and directors, subject to the limitations imposed by Delaware and other applicable law and our certificate of incorporation and bylaws. We expect to incur approximately $4.4 million in additional legal fees and administrative expenses in connection with the settlement of the litigation, the SEC investigation and advances on behalf of current and former officers and directors for legal fees. If the settlement is not approved by the court or is otherwise not finalized, we will be forced to further litigate these claims. This further litigation will distract management’s attention from current operations, will result in our incurring additional costs, will cause uncertainty regarding our future prospects and could have a material adverse effect on our business, consolidated financial position, results of operations and cash flows.

We are still in the process of improving our infrastructure capabilities, including our internal controls and procedures, which were strained by our rapid growth, to reduce the risk of future accounting and financial reporting problems.

We experienced rapid growth from 1998 through 2001 primarily as a result of acquisitions, particularly during 2000 and 2001, during which period our total assets increased from approximately $753 million as of December 31, 1999 to approximately $2.3 billion as of December 31, 2001. Our growth exceeded our infrastructure capabilities and strained our internal control environment. During 2002, we announced a series of restatements of transactions that occurred in 1999, 2000 and 2001.

These restatements of our financial statements ultimately reduced our initially reported pre-tax income by $3.1 million, or 4.9%, for the year ended December 31, 1999, by $14.5 million, or 15.5%, for the year ended December 31, 2000, and by $0.4 million, or 0.3%, for the year ended December 31, 2001, although certain restatements resulted in a larger percentage adjustment on a quarterly basis.

During 2002, a number of company executives involved directly and indirectly with the transactions underlying the restatements resigned, including our former Chief Executive Officer, Chief Financial Officer and Vice Chairman of our board of directors, Chief Operating Officer and the head of our international operations. During and after 2002, we hired and appointed a new Chief Executive Officer and Chief Financial Officer, hired and appointed our first General Counsel, and hired a new Controller and managers of Human Resources and Policy Administration. In addition, during 2002, we added three independent directors to our board of directors and elected an independent Chairman of the Board from among the three new directors.

Under the direction of our board of directors and new management, we have been reviewing and continue to review our internal controls and procedures for financial reporting and substantially enhanced certain of our controls and procedures. We have begun to implement a new enterprise resource planning system to better integrate our accounting functions, particularly to better integrate acquired companies. We have made personnel changes and hired additional qualified staff in the legal, accounting, finance and human resource areas and are utilizing third parties to assist with certain aspects of our integration. We have hired a third party to perform internal audit functions for us and anticipate hiring internal personnel to perform this function. Our new management has also adopted policies and procedures, including disseminating a new code of conduct applicable to all employees, to better assure compliance with applicable laws, regulations and ethical standards.

Although we are in the process of implementing improved internal controls and procedures, full implementation will be accomplished over a period of time and, unless and until these efforts are successfully completed, we could experience future accounting and financial reporting problems.

Unforeseen difficulties with the implementation of our enterprise resource planning system could adversely affect our internal controls and our business.

We have contracted with Oracle Corporation to assist us with the design and implementation of a new enterprise resource planning system which will support our human resources, accounting, estimating, financial, fleet and job management and customer systems. We are currently implementing this system. The efficient execution of our business is dependent upon the proper functioning of our internal systems. Any significant failure or malfunction of our enterprise resource planning system may result in disruptions of our operations. Our results of operations could be adversely effected if we encounter unforeseen problems with respect to the implementation or operation of this system.

We require a substantial amount of capital to expand our compressor rental fleet and our complementary businesses.

During 2003, we plan to spend approximately $150 to $175 million on capital expenditures, including (1) rental equipment fleet additions, (2) approximately $60 million on equipment overhauls and other maintenance capital and (3) our additional $15 million investment in Belleli. The amount of these expenditures may vary depending on conditions in the natural gas industry. In addition, our bank credit facility restricts the amount we can spend on capital expenditures in 2003 to no more than $200 million. During the nine months ended September 30, 2003, we spent approximately $105.2 million in continued expansion and maintenance of our rental fleet and other businesses.

Historically, we have funded our capital expenditures through internally generated funds, sale leaseback transactions and debt and equity financing. While we believe that cash flow from our operations and borrowings under our existing bank credit facility will provide us with sufficient cash to fund our planned 2003 capital expenditures, we cannot be sure that these sources will be sufficient. As of September 30, 2003, we had approximately $25.0 million of credit capacity remaining (after giving effect to the covenant limitations in the agreement) under our bank credit facility, and our available cash balance was $33.5 million. Failure to generate sufficient cash flow, together with the absence of alternative sources of capital, could have a material adverse effect on our business, consolidated financial position, results of operations and cash flows.

Our ability to substitute compression equipment under our compression equipment lease obligations is limited and there are risks associated with reaching that limit prior to the expiration of the lease term.

We are the lessee in five transactions involving the sale of compression equipment by us to special purpose entities, which in turn lease the equipment back to us. We are entitled under the compression equipment operating lease agreements to substitute equipment that we own for equipment owned by the special purpose entities, provided that the value of the equipment we own that we are substituting is equal to or greater than the value of the equipment owned by special purpose entities that is being substituted. We generally substitute equipment when a lease customer of ours exercises a contractual right or otherwise desires to buy the leased equipment or when fleet equipment owned by the special purpose entities becomes obsolete or is selected by us for transfer to international projects. Each lease agreement limits the aggregate amount of replacement equipment that may be substituted to, among other restrictions, a percentage of the termination value under each lease. The termination value is equal to (1) the aggregate amount of outstanding principal of the corresponding notes issued by the special purpose entity, plus accrued and unpaid interest and (2) the aggregate amount of equity investor contributions to the special purpose entity, plus all accrued amounts due on account of the investor yield and any other amounts owed to such investors in the special purpose entity or to the holders of the notes issued by the special purpose entity or their agents. In the following table, termination value does not include amounts in excess of the aggregate outstanding principal amount of notes and the aggregate outstanding amount of the equity investor contributions, as such amounts are periodically paid as supplemental rent as required by our compression equipment operating leases. The aggregate amount of replacement equipment substituted to date (in dollars and percentage of termination value), the termination value and the substitution percentage limitation relating to each of our compression equipment operating leases to date as of September 30, 2003 are as follows:

Lease	Value of Substituted Equipment	Percentage of Termination Value (1)	Termination Value (1)	Substitution Limitation as Percentage of Termination Value	Lease Termination Date
	(In millions)		(In millions)
June 1999	$32.0	16.0%	$200.0	25%	June 2004
March and August 2000	25.6	12.8%	200.0	25%	March 2005
October 2000	20.0	11.6%	172.6	25%	October 2005
August 2001	24.7	8.0%	309.3	25%	September 2008
August 2001	19.4	7.5%	257.7	25%	September 2011

Total	$121.7		$1,139.6

(1)	Termination value assumes all accrued rents paid before termination.

In the event we reach the substitution limitation prior to a lease termination date, we will not be able to effect any additional substitutions with respect to such lease. This inability to substitute could have a material adverse effect on our business, consolidated financial position, results of operations and cash flows.

A prolonged, substantial reduction in oil or gas prices, or prolonged instability in domestic or global energy markets, could adversely affect our business.

Our operations depend upon the levels of activity in natural gas development, production, processing and transportation. In recent years, oil and gas prices and the level of drilling and exploration activity have been extremely volatile. For example, oil and gas exploration and development activity and the number of well completions typically decline when there is a significant reduction in oil and gas prices or significant instability in energy markets. As a result, the demand for our gas compression and oil and gas production equipment would be adversely affected. Any future significant, prolonged decline in oil and gas prices could have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows.

Erosion of the financial condition of our customers can also adversely affect our business. During times when the oil or natural gas market weakens, the likelihood of the erosion of the financial condition of these customers increases. If and to the extent the financial condition of our customers declines, our customers could seek to preserve capital by canceling or delaying scheduled maintenance of their existing gas compression and oil and gas production equipment and determining not to purchase new gas compression and oil and gas production equipment. In addition, upon the financial failure of a customer, we could experience a loss associated with the unsecured portion of any of our outstanding accounts receivable.

Recently, due in part to a deterioration in market conditions, we have experienced a decline in revenues and profits. Our business recorded a $116.1 million net loss for the year ended December 31, 2002 and a $136.3 million net loss for the nine months ended September 30, 2003. Our results for the year ended December 31, 2002 and the nine months ended September 30, 2003 have been affected by an increase in selling, general and administrative expenses, depreciation expense, foreign currency translation expense, interest expense, goodwill impairments, asset impairments, write-downs of discontinued operations and the cumulative effect of an accounting change. If market conditions continue to deteriorate, there could be a material decline in our business, consolidated financial condition, results of operations and cash flows.

There are many risks associated with conducting operations in international markets.

We operate in many different geographic markets, some of which are outside the United States. Changes in local economic or political conditions, particularly in Latin America or Canada, could have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows. Additional risks inherent in our international business activities include the following:

•	difficulties in managing international operations;

•	unexpected changes in regulatory requirements;

•	tariffs and other trade barriers which may restrict our ability to enter into new markets;

•	potentially adverse tax consequences;

•	expropriation of property or restrictions on repatriation of earnings;

•	difficulties in establishing new international offices and risks inherent in establishing new relationships in foreign countries;

•	the burden of complying with foreign laws; and

•	fluctuations in currency exchange rates and the value of the U.S. dollar, particularly with respect to our operations in Argentina and Venezuela.

In addition, our future plans involve expanding our business in international markets where we currently do not conduct business. Our decentralized management structure and the risks inherent in establishing new business ventures, especially in international markets where local customs, laws and business procedures present special challenges, may affect our ability to be successful in these ventures or avoid losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Some of the international markets in which we operate or plan to operate in the future are politically unstable and are subject to occasional civil unrest, such as Western Africa. Riots, strikes, the outbreak of war or terrorist attacks in foreign locations could also adversely affect our business. We have not obtained insurance against terrorist attacks and, due to its limited availability and high cost, do not expect to obtain such insurance in the future.

Political conditions and fluctuations in currency exchange rates in Argentina and Venezuela could materially and adversely affect our business.

We have substantial operations in Argentina and Venezuela. As a result, adverse political conditions and fluctuations in currency exchange rates in Argentina and Venezuela could materially and adversely affect our business.

In January 2002, Argentina devalued its peso against the U.S. dollar and imposed significant restrictions on fund transfers internally and outside the country. In addition, the Argentine government enacted regulations to temporarily prohibit enforcement of contracts with exchange rate-based purchase price adjustments. Instead, payment under such contracts could either be made at an exchange rate negotiated by the parties or, if no such agreement were reached, a preliminary payment could be made based on a one dollar to one peso equivalent pending a final agreement. The Argentine government also required the parties to such contracts to renegotiate the price terms within 180 business days of the devaluation. We have renegotiated all of our agreements in Argentina. As a result of these negotiations, we received approximately $11.2 million in reimbursements in 2002 and $0.7 million in the first nine months of 2003. During the nine months ended September 30, 2002, we recorded an exchange loss of approximately $11.9 million for assets exposed to currency translation in Argentina. For the nine months ended September 30, 2003, our Argentine operations represented approximately 5% of our revenue and 9% of our gross margin. During the year ended December 31, 2002, we recorded an exchange loss of approximately $9.9 million for assets exposed to currency translation in Argentina. For the year ended December 31, 2002, our Argentine operations represented approximately 5% of our revenue and 7% of our gross margin. The economic situation in Argentina is subject to change. To the extent that the situation in Argentina deteriorates, exchange controls continue in place and the value of the peso against the dollar is reduced further, our results of operations in Argentina could be materially and adversely affected which could result in reductions in our net income.

In addition, during the nine months ended September 30, 2002, we recorded an exchange loss of approximately $1.9 million for assets exposed to currency translation in Venezuela and recorded a translation gain of approximately $0.5 million for all other countries. For the nine months ended September 30, 2003, our Venezuelan operations represented approximately 11% of our revenue and 18% of our gross margin. During the year ended December 31, 2002, we recorded an exchange loss of approximately $5.8 million for assets exposed to currency translation in Venezuela. For the year ended December 31, 2002, our Venezuelan operations represented approximately 10% of our revenue and 17% of our gross margin. At September 30, 2003, we had approximately $25.0 million in accounts receivable related to our Venezuelan operations.

In December 2002, opponents of Venezuelan President Hugo Chávez initiated a country-wide strike by workers of the national oil company in Venezuela. This strike, a two-month walkout, had a significant negative impact on Venezuela’s economy and temporarily shut down a substantial portion of

Venezuela’s oil industry. As a result of the strike, Venezuela’s oil production has dropped substantially. In addition, exchange controls have been put in place which put limitations on the amount of Venezuelan currency that can be exchanged for foreign currency by businesses operating inside Venezuela. In May 2003, after six months of negotiation, the Organization of the American States brokered an agreement between the Venezuelan government and its opponents. Although the accord does offer the prospect of stabilizing Venezuela’s economy, if another national strike is staged, talks of a settlement break down, exchange controls remain in place, or economic conditions in Venezuela continue to deteriorate, our results of operations in Venezuela could be materially and adversely affected, which could result in reductions in our net income. As a result of the disruption in our operations in Venezuela, during the fourth quarter of 2002, our international rental revenues decreased by approximately $2.7 million. In the nine months ended September 30, 2003, we recognized approximately $2.7 million of billings to Venezuelan customers that were not recognized in 2002 due to concerns about the ultimate receipt of those revenues.

Many of our compressor leases with customers have short initial terms and we cannot be sure that the leases for these rental compressors will be renewed after the end of the initial lease term.

The length of our compressor leases with customers varies based on operating conditions and customer needs. In most cases, under currently prevailing lease rates, the initial lease terms are not long enough to enable us to fully recoup the average cost of acquiring or fabricating the equipment. We cannot be sure that a substantial number of our lessees will continue to renew their leases or that we will be able to re-lease the equipment to new customers or that any renewals or re-leases will be at comparable lease rates. The inability to renew or re-lease a substantial portion of our compressor rental fleet would have a material adverse effect upon our business, consolidated financial condition, results of operations and cash flows.

We operate in a highly competitive industry.

We experience competition from companies that may be able to more quickly adapt to technological and other changes within our industry and throughout the economy as a whole, more readily take advantage of acquisitions and other opportunities and adopt more aggressive pricing policies. We also may not be able to take advantage of certain opportunities or make certain investments because of our significant leverage and the restrictive covenants in our bank credit facility, the agreements related to our compression equipment lease obligations and our other obligations. In times of weak market conditions, we may experience reduced profit margins from increased pricing pressure. We may not be able to continue to compete successfully in this market or against such competition. If we cannot compete successfully, we may lose market share and our business, consolidated financial condition, results of operations and cash flows could be materially adversely affected.

Natural gas operations entail inherent risks that may result in substantial liability to us.

Natural gas operations entail inherent risks, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of gas or well fluids, fires and explosions. These risks may expose us, as an equipment operator or fabricator, to liability for personal injury, wrongful death, property damage, pollution and other environmental damage. We have obtained insurance against liability for personal injury, wrongful death and property damage, but we cannot be sure that the insurance will be adequate to cover the liability we may incur. Insurance premium pricing is highly volatile and we cannot be sure that we will be able to obtain insurance in the future at a reasonable cost or at all. Our business, consolidated financial condition, results of operations and cash flows could be materially adversely affected if we incur substantial liability and the damages are not covered by insurance or are in excess of policy limits.

Our ability to manage our business effectively will be weakened if we lose key personnel.

We depend on the continuing efforts of our executive officers and senior management. The departure of any of our key personnel could have a material adverse effect on our business, operating results and financial condition. We do not maintain key man life insurance coverage with respect to our executive officers or key management personnel. In addition, we believe that our success depends on our ability to attract and retain additional qualified employees. There is significant demand in our industry for qualified engineers and mechanics to manufacture and repair natural gas compression equipment. If we fail to retain our skilled personnel and to recruit other skilled personnel, we could be unable to compete effectively.

There is a risk that the Internal Revenue Service or another taxing authority would not agree with our treatment of sale leaseback transactions which could increase our taxes.

We treat our sale leaseback transactions as financing arrangements for income tax and certain other tax purposes. A tax treatment inconsistent with our position could have a material adverse effect on our financial condition, results of operations and liquidity. We intend to continue to treat the leases as a secured financing arrangement for income and certain other tax purposes, which is consistent with how the leases are intended to be treated for bankruptcy law and state law purposes. If the Internal Revenue Service or another taxing authority were to successfully contend that the leases or any of our other operating leases should be treated as a sale leaseback of equipment rather than a secured financing arrangement, we may owe significant additional taxes. This result may affect our ability to make payments on our debt or our compression equipment lease obligations.

Our business is subject to a variety of governmental regulations relating to the environment, health and safety.

Our business is subject to a variety of federal, state, local and foreign laws and regulations relating to the environment, health and safety. These laws and regulations are complex, change frequently and have tended to become more stringent over time. Failure to comply with these laws and regulations may result in a variety of administrative, civil and criminal enforcement measures, including assessment of monetary penalties, imposition of remedial requirements and issuance of injunctions as to future compliance. From time to time as part of the regular overall evaluation of our operations, including newly acquired operations, we apply for or amend facility permits with respect to stormwater or wastewater discharges, waste handling, or air emissions relating to painting and blasting, which subjects us to new or revised permitting conditions that may be onerous or costly to comply with. In addition, certain of our customer service arrangements may require us to operate, on behalf of a specific customer, petroleum storage units such as underground tanks or pipelines and other regulated units, all of which may impose additional compliance and permitting obligations.

We are evaluating the impact on our operations of recently promulgated air emission regulations under the Clean Air Act relating to non-road engines. We intend to implement any equipment upgrades or permit modifications required by these air emission regulations according to the required schedule of compliance. We do not anticipate, however, that any changes or updates in response to such regulations, or any other anticipated permit modifications (for stormwater, other air emission sources or otherwise) or anticipated ongoing regulatory compliance obligations will have a material adverse effect on our operations either as a result of any enforcement measures or through increased capital costs. Based on our experience to date, we believe that the future cost of compliance with existing laws and regulations will not have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows. However, future events, such as compliance with more stringent laws, regulations or permit conditions, a major expansion of our operations into more heavily regulated activities, more vigorous enforcement policies by regulatory agencies, or stricter or different interpretations of existing laws and regulations could require us to make material expenditures.

We have conducted preliminary environmental site assessments with respect to some, but not all, properties currently owned or leased by us, usually in a pre-acquisition context. Some of these assessments have revealed that soils and/or groundwater at some of our facilities are contaminated with hydrocarbons, heavy metals and various other regulated substances. With respect to newly acquired properties, we do not believe that our operations caused or contributed to any such contamination in any material respect and we are not currently under any governmental orders or directives requiring us to undertake any remedial activity at such properties. We typically will develop a baseline of site conditions so we can establish conditions at the outset of our operations on such property. However, the handling of petroleum products and other regulated substances is a normal part of our operations and we have experienced occasional minor spills or incidental leakage in connection with our operations. Certain properties previously owned or leased by us were determined to be affected by soil contamination. Where such contamination was identified and determined by us to be our responsibility, we conducted remedial activities at these previously-held properties to the extent we believed necessary to meet regulatory standards and either sold the owned properties to third parties or returned the leased properties to the lessors. Based on our experience to date and the relatively minor nature of the types of contamination we have identified to date, we believe that the future cost of necessary investigation or remediation on our current properties will not have a material adverse effect on our business, consolidated financial condition, results of operations, and cash flows. We cannot be certain, however, that clean-up standards will not become more stringent, or that we will not be required to undertake any remedial activities involving any material costs on any of these current or previously held properties in the future or that the discovery of unknown contamination or third-party claims made with respect to current or previously owned or leased properties may not result in material costs.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement and all of the exhibits and schedules thereto. For further information about Hanover, you should refer to the registration statement of which the accompanying prospectus is a part. Summaries of agreements or other documents in this prospectus supplement and the accompanying prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of such documents.

We file annual, quarterly and current reports, proxy statements and other information with the SEC (File No. 1-13071). Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330.

We maintain a website which can be found at http://www.hanover-co.com. We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and the amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, available on our website. Unless specifically incorporated by reference in this prospectus supplement or the accompanying prospectus, information that you may find on our website is not part of this prospectus supplement.

Our common stock is listed on the New York Stock Exchange under the symbol “HC.” Our reports, proxy statements and other information may be read and copied at the New York Stock Exchange at 30 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents we subsequently file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities described in this prospectus supplement and the accompanying prospectus are sold:

•	our Annual Report on Form 10-K for the year ended December 31, 2002;

•	our Quarterly Reports on Form 10-Q/A for the three months ended March 31, 2003 and on Form 10-Q for the three months ended June 30, 2003 and September 30, 2003;

•	our Current Reports on Form 8-K, filed with the SEC on February 3, 2003, February 6, 2003, February 7, 2003, February 12, 2003, March 5, 2003 (excluding the information furnished in Item 9 thereof, which is not deemed filed and which is not incorporated by reference herein), March 17, 2003, May 14, 2003, July 28, 2003 and November 18, 2003; and

•	all filings we make pursuant to the Securities Exchange Act of 1934 after the date of this prospectus supplement and prior to consummation of this offering.

We will provide copies of these filings and any exhibit specifically incorporated by reference into these filings at no cost by request directed to us at the following address or telephone number:

Hanover Compressor Company

Attention: Corporate Secretary

12001 N. Houston Rosslyn

Houston, Texas 77086

(281) 447-5175

CAPITALIZATION

The following table sets forth our total capitalization, including our short-term debt, long-term debt and Mandatorily Redeemable Convertible Preferred Securities, at September 30, 2003. You should read this table in conjunction with the information set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the accompanying notes and other financial information included or incorporated by reference in this prospectus supplement.

In January 2003, the FASB issued FIN 46, an interpretation of ARB 51. On July 1, 2003, we adopted the provisions of FIN 46 as they relate to the special purpose entities that lease compression equipment to us. As a result of the adoption, we added approximately $897 million in compression equipment assets, net of accumulated depreciation, and approximately $1,139.6 million in compression equipment lease obligations (including $1,105.0 million in debt) to our balance sheet, and we reversed $108.8 million of deferred gains that were recorded on our balance sheet as a result of the sale leaseback transactions. On July 1, 2003, we recorded a $133.7 million charge ($86.9 million net of tax) to record the cumulative effect from the adoption of FIN 46 related to prior period depreciation of the compression equipment assets. Additionally, we estimate that we will record approximately $17 million per year in additional depreciation expense on our leased compression equipment as a result of the inclusion of the compression equipment on our balance sheet and will also record the payments made under our compression equipment leases as interest expense.

As of September 30, 2003
(Unaudited)
(In thousands, except par value and share amounts)

Cash and cash equivalents	$33,455

Short-term debt
Belleli—factored receivables	$22,815
Belleli—revolving credit facility	12,441
Other, interest at 5.0%, due 2004	5,295

Total short-term debt	$40,551

Long-term debt, including current maturities
Bank credit facility(1)	$172,000
4.75% convertible senior notes due 2008	192,000
1999A equipment lease notes, interest at 3.4%, due June 2004	194,000
2000A equipment lease notes, interest at 3.4%, due March 2005	193,600
2000B equipment lease notes, interest at 3.4%, due October 2005	167,411
2001A equipment lease notes, interest at 8.5%, due September 2008	300,000
2001B equipment lease notes, interest at 8.8%, due September 2011	250,000
Notes offered hereby	180,536
PIGAP note, interest at 6.0%, due 2053(2)	59,756
Real estate mortgage, interest at 3.2%, collateralized by certain land and buildings, payable through September 2004	3,000
Other, interest at various rates, collateralized by equipment and other assets, net of unamortized discount	2,049

Total long-term debt, including current maturities	$1,714,352

Mandatorily Redeemable Convertible Preferred Securities(3)	$86,250

Minority interest (obligations under compression equipment leases)	$34,628

(table continued on next page)

As of September 30, 2003
(Unaudited)
(In thousands, except par value and share amounts)
Common stockholders’ equity
Common stock, $.001 par value, 200,000,000 shares authorized; 82,422,276 shares issued(4)	$82
Additional paid-in capital	854,316
Deferred employee compensation – restricted stock grants	(6,101)
Accumulated other comprehensive loss	2,685
Retained earnings	(32,151)
Treasury stock—253,115 common shares, at cost	(2,325)

Total common stockholders’ equity	816,506

Total capitalization	$2,692,287

(1)	As of September 30, 2003, we had outstanding borrowings of approximately $172 million under our bank credit facility (3.4% rate at September 30, 2003) and approximately $25 million of credit capacity remaining (after giving effect to the covenant limitations in the bank credit facility).
(2)	In October 2003, our PIGAP II joint venture, which repressurizes oil fields in eastern Venezuela for Petroleos de Venezuela, S.A., closed a $230 million project financing that is non-recourse to us other than with respect to our investment in the project. Proceeds from the loan were used to repay The Williams Companies, Inc. and us, based on our respective ownership percentages, for the initial funding of construction-related costs. We own 30% of the project and received approximately $78.5 million from the financing and a distribution of earnings from the project of which approximately $59.9 million was used to pay off the PIGAP note payable to Schlumberger related to the project.
(3)	The Mandatorily Redeemable Preferred Securities were issued by a consolidated subsidiary trust that may be a VIE under FIN 46 because we only have a limited ability to make decisions about its activities and we may not be the primary beneficiary of the trust. If the trust is a VIE under FIN 46, the trust and the Mandatorily Redeemable Preferred Securities issued by the trust may no longer be reported on our balance sheet. Instead, we would report our subordinated notes payable to the trust as a liability. These intercompany notes have previously been eliminated in our consolidated financial statements. The above-described changes on our balance sheet would be reclassifications. Because we are still evaluating whether we will be required to make these reclassifications and other potential changes, if any, in connection with our adoption of FIN 46, we have not adopted the provisions of FIN 46 with respect to the consolidated subsidiary trust that has issued the Mandatorily Redeemable Preferred Securities.
(4)	Does not include shares of Hanover common stock issuable upon exercise of employee stock options or exercise of warrants to purchase common stock. Also does not include the 2.5 million shares of Hanover common stock to be issued in connection with our agreement to settle the putative securities class action, the putative ERISA class action and the shareholder derivative actions filed against us, which agreement is subject to, among other things, court approval.

SELECTED HISTORICAL

CONSOLIDATED FINANCIAL DATA

In the table below, we have provided you with our selected historical consolidated financial data. The historical consolidated financial data as of and for each of the fiscal years in the five-year period ended December 31, 2002 were derived from our audited consolidated financial statements. The historical consolidated financial data as of and for the nine months ended September 30, 2003 and 2002 were derived from our unaudited condensed consolidated financial statements. In the opinion of management, such unaudited financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position and results of operations of such interim periods.

The information in this section should be read along with our consolidated financial statements, the accompanying notes and other financial information included or incorporated by reference in this prospectus supplement.

	Years Ended December 31,
	2002	2001(1)	2000(1)	1999(1)	1998
		(Restated)	(Restated)	(Restated)
	(In thousands)
Income Statement Data:
Revenues:
Domestic rentals	$328,600	$269,679	$172,517	$136,430	$107,420
International rentals	189,700	131,097	81,320	56,225	40,189
Parts, service and used equipment	223,845	214,872	113,526	39,130	29,538
Compressor and accessory fabrication	114,009	223,519	90,270	52,531	67,453
Production and processing equipment fabrication	149,656	184,040	79,121	27,255	37,466
Equity in income of non-consolidated affiliates	18,811	9,350	3,518	1,188	1,369
Gain on change in interest in non-consolidated affiliate	—	—	864	—	—
Other	4,189	8,403	5,688	5,371	2,916

Total revenues(2)	1,028,810	1,040,960	546,824	318,130	286,351

Expenses:
Domestic rentals	120,740	95,203	60,336	46,184	36,570
International rentals	57,579	45,795	27,656	18,765	12,816
Parts, service and used equipment	179,844	152,701	79,958	26,504	21,735
Compressor and accessory fabrication	99,446	188,122	76,754	43,663	58,144
Production and processing equipment fabrication	127,442	147,824	62,684	20,278	25,781
Selling, general and administrative	153,676	92,172	51,768	33,782	26,626
Foreign currency translation	16,753	6,658	—	—	—
Other	27,607	9,727	—	—	—
Depreciation and amortization(3)	151,181	88,823	52,188	37,337	37,154
Goodwill impairment(3)	52,103	—	—	—	—
Leasing expense(4)	91,506	78,031	45,484	22,090	6,173
Interest expense(5)	43,352	23,904	15,048	9,064	11,716

	1,121,229	928,960	471,876	257,667	236,715

Income (loss) from continuing operations before income taxes	(92,419)	112,000	74,948	60,463	49,636
Provision for (benefit from) income taxes	(17,576)	42,388	27,818	22,008	19,259

Income (loss) from continuing operations	(74,843)	69,612	47,130	38,455	30,377
Income (loss) from discontinued operations, net of tax(2)	(41,225)	2,965	2,509	—	—
Cumulative effect of accounting change for derivative instruments, net of tax	—	(164)	—	—	—

Net income (loss)	$(116,068)	$72,413	$49,639	$38,455	$30,377

	Years Ended December 31,
	2002	2001(1)	2000(1)	1999(1)	1998
		(Restated)	(Restated)	(Restated)
	(In thousands)
Cash flows provided by (used in):
Operating activities	$195,717	$152,774	$29,746	$71,610	$31,147
Investing activities	(193,703)	(482,277)	(67,481)	(95,502)	(14,699)
Financing activities	(4,232)	307,259	77,589	18,218	(9,328)
Balance Sheet Data (end of period):
Working capital	$212,085	$275,074	$282,730	$103,431	$113,264
Property, plant and equipment, net(6)	1,167,675	1,151,513	574,703	498,877	392,498
Total assets(6)	2,154,029	2,265,776	1,246,172	753,387	614,590
Total debt(6)	554,944	509,813	113,358	85,648	157,387
Mandatorily redeemable convertible preferred securities	86,250	86,250	86,250	86,250	—
Total common stockholders’ equity	927,626	1,039,468	628,947	365,928	315,470

	Nine Months Ended September 30,
	2003	2002
	(In thousands)
	(Unaudited)
Income Statement Data:
Revenues(2):
Domestic rentals	$241,728	$249,276
International rentals	151,973	143,612
Parts, service and used equipment	118,327	172,826
Compressor and accessory fabrication	85,099	85,284
Production and processing equipment fabrication	207,892	99,771
Equity in income of non-consolidated affiliates	16,873	13,928
Other	3,356	2,416

	825,248	767,113

Expenses:
Domestic rentals	94,043	89,358
International rentals	47,682	39,855
Parts, service and used equipment	85,781	143,904
Compressor and accessory fabrication	76,537	73,884
Production and processing equipment fabrication	186,215	84,329
Selling, general and administrative	119,658	107,644
Foreign currency translation	1,336	13,339
Provision for estimated cost of litigation settlement(7)	40,253	—
Other	2,951	14,837
Depreciation and amortization(6)	126,886	82,367
Goodwill impairment(3)	—	47,500
Leasing expense(4)(6)	43,139	68,206
Interest expense(5)(6)	57,283	31,137

	881,764	796,360

Loss from continuing operations before income taxes	(56,516)	(29,247)
Provision for (benefit from) income taxes	(18,463)	7,412

Loss from continuing operations	(38,053)	(36,659)
Loss from discontinued operations, including write downs, net of tax (2)	(11,382)	(4,489)
Cumulative effect of accounting change, net of tax	(86,910)	—

Net loss	$(136,345)	$(41,148)

Cash flows provided by (used in):
Operating activities	$85,264	$121,477
Investing activities	(75,971)	(153,452)
Financing activities	4,712	32,839
Balance sheet data (end of period):
Working capital(8)	$55,716	$246,393
Property, plant and equipment, net(6)	2,046,687	1,231,689
Total assets(6)	3,042,407	2,208,618
Total debt(6)	1,754,903	577,780
Mandatorily redeemable convertible preferred securities	86,250	86,250
Total common stockholders’ equity	816,506	990,876

(1)	During 2002, we announced a series of restatements that ultimately reduced our initially reported pre-tax income by $3.1 million, or 4.9%, for the year ended December 31, 1999, by $14.5 million, or 15.5%, for the year ended December 31, 2000, and by $0.4 million, or 0.3%, for the year ended December 31, 2001, although certain restatements resulted in a larger percentage adjustment on a quarterly basis. For a description of these restatements, see Notes 22 and 23 to the consolidated financial statements for the year ended December 31, 2002 included in this prospectus supplement.
(2)	For a description of significant business acquisitions, see Note 2 to the consolidated financial statements for the year ended December 31, 2002 and Note 2 to the condensed consolidated financial statements for the three and nine months ended September 30, 2003 included in this prospectus supplement. In the fourth quarter of 2002, we decided to discontinue certain businesses. For a description of the discontinued operations, see Note 3 to the consolidated financial statements for the year ended December 31, 2002 and Note 13 to the condensed consolidated financial statements for the three and nine months ended September 30, 2003 included in this prospectus supplement.
(3)	In June 2001, the FASB issued SFAS 142. Under SFAS 142, amortization of goodwill to earnings is discontinued. Instead, goodwill is reviewed for impairment annually or whenever events indicate impairment may have occurred. SFAS 142 was effective for us on January 1, 2002. For financial data relating to our goodwill and other intangible assets, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 9 to the consolidated financial statements for the year ended December 31, 2002 included in this prospectus supplement for a discussion of SFAS 142 and the goodwill impairments we recorded during 2002.
(4)	Prior to 2001, we entered into two interest rate swaps with notional amounts of $75 million and $125 million and strike rates of 5.51% and 5.56%, respectively. These swaps were to expire in July 2001; however, they were extended for an additional two years at the option of the swap counterparty and expired in July 2003. The difference paid or received on the swap transactions was recorded as an accrued liability and recognized in leasing expense in all periods before July 1, 2003, and in interest expense thereafter. Because management decided not to designate the interest rate swaps as hedges at the time they were extended by the counterparty, we recognized an unrealized gain of approximately $3.2 million and an unrealized loss of approximately $7.6 million related to the change in the fair value of these interest rate swaps in lease expense in our statement of operations during the years ended December 31, 2002 and 2001, respectively. In addition, we recognized unrealized gains of approximately $4.1 million and $1.5 million related to the change in the fair value of these interest rate swaps in lease expense in our statement of operations during the nine months ended September 30, 2003 and 2002, respectively, and recognized an unrealized gain of approximately $0.5 million in interest expense during the three months ended September 30, 2003. Prior to July 1, 2003, these amounts were reported as “Change in fair value of derivative financial instruments” in our consolidated statement of operations. We have reclassified these amounts as interest and lease expense to conform to the 2003 financial statement classification.
(5)	We have reclassified the distributions on our Mandatorily Redeemable Convertible Securities as interest expense, and prior periods have been reclassified to conform to the 2003 financial statement classification.
(6)

In accordance with FIN 46, for periods ending after June 30, 2003, we have included in our consolidated financial statements the special purpose entities that lease compression equipment to us. As a result, we have added approximately $897 million of compression equipment assets, net of accumulated depreciation, and approximately $1,139.6 million of our compression equipment lease obligations (including $1,105.0 million in debt) to our balance sheet as of September 30, 2003. As allowed by FIN 46, we have not restated our financial statements for periods prior to July 1, 2003 to include the compression equipment assets and compression equipment lease obligations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Sale Leaseback Transactions.”
(7)	On October 23, 2003, we entered into a Stipulation of Settlement, which, subject to, among other things, court approval, will settle all of the claims underlying the putative securities class action, the putative ERISA class action and the shareholder derivative actions discussed in “Business—Legal Proceedings.” See Management’s Discussion and Analysis of Financial Condition and Results of Operations—Nine Months ended September 30, 2003 Compared to Nine Months ended September 30, 2002—Provision for Estimated Cost of Litigation Settlement.”
(8)	Working capital decreased to $55.7 million at September 30, 2003 from $212.1 million at December 31, 2002. The decrease in working capital was primarily due to the reclassification of our $194 million 1999A Equipment lease note, which matures in June 2004, to current debt. This obligation was recorded on our balance sheet in July 2003 upon consolidation of the entities which lease equipment to us when we adopted FIN 46 for our sale leaseback transactions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes thereto included in this prospectus supplement.

General

We are a global market leader in the full service natural gas compression business and are also a leading provider of service, fabrication and equipment for oil and natural gas processing and transportation applications. We sell and rent this equipment and provide complete operation and maintenance services, including run-time guarantees, for both customer-owned equipment and our fleet of rental equipment. Founded in 1990, and a public company since 1997, our customers include both major and independent oil and gas producers and distributors as well as national oil and gas companies in the countries in which we operate. Our maintenance business, together with our parts and service business, provides solutions to customers that own their own compression and surface production and processing equipment but want to outsource their operations. We also fabricate compressor and oil and gas production and processing equipment and provide gas processing and treating, gas measurement and oilfield power generation services, primarily to our domestic and international customers as a complement to our compression services. In addition, through our ownership of Belleli, we provide engineering, procurement and construction services primarily related to the manufacturing of heavy wall reactors for refineries and construction of desalination plants, primarily for use in Europe and the Middle East.

We have grown through both internal growth and acquisitions. During 2003, we have been reducing our capital spending and are focusing on completing the integration of recent acquisitions. In addition, we have previously announced our plan to reduce our headcount by approximately 500 employees worldwide and to consolidate our fabrication operations into nine fabrication centers down from the 13 fabrication centers we had as of December 31, 2002. The estimated annualized savings from these actions are expected to be approximately $18 million. Some of these cost reductions were needed to align our costs with current sales levels. During the three months ended December 31, 2002, we accrued approximately $2.8 million in employee separation costs related to the reduction in workforce. During the nine months ended September 30, 2003, we paid approximately $1.3 million in separation benefits. Since December 31, 2002, our workforce has decreased by approximately 500 employees. However, some of this workforce reduction was outside of our original headcount reduction plan and we are continuing to focus on the further consolidation of our fabrication operations.

During the fourth quarter of 2002, we reviewed our business lines and our board of directors approved management’s recommendation to exit and sell our non-oilfield power generation facilities and certain used equipment business lines. The results from these businesses are reflected as discontinued operations in our consolidated financial statements and prior periods have been adjusted to reflect this presentation. Additionally, in the second and fourth quarters of 2002, we recorded certain write-downs, asset impairments and restructuring costs. A summary of these changes and the related impact on our financial results is discussed below.

Recent Events

Amendment to Bank Credit Facility.    In February 2003, we executed an amendment to our bank credit facility and the agreements related to certain of our compression equipment lease obligations that we entered into in 1999 and 2000. The amendment, effective as of December 31, 2002, modified certain financial covenants to allow us greater flexibility in accessing the capacity under the bank credit facility to support our short-term liquidity needs. In addition, at the higher end of our permitted consolidated leverage ratio, the amendment increased the commitment fee under the bank credit facility by 0.125% and increased the interest rate margins used to calculate the applicable interest rates under all of the agreements by up to 0.75%. Any increase in our interest costs as a result of the amendment as compared to the bank credit facility prior to the amendment depends on our consolidated leverage ratio at the end of each quarter, the amount of indebtedness outstanding and the interest rate quoted for the benchmark selected by us. As part of the amendment, we granted the lenders under these agreements a security interest in the inventory, equipment and certain other property of Hanover and its domestic subsidiaries, and pledged 66% of the equity interest in certain of our foreign subsidiaries. This amendment also restricts our capital spending to $200 million in 2003. In consideration for obtaining the amendment, we agreed to pay approximately $1.8 million in fees to the lenders under these agreements. Pursuant to the amendment, our financial covenants become more restrictive on and after March 31, 2004. See “—Liquidity and Capital Resources.”

Exchange Offer.    In connection with the sale leaseback transactions entered into in August 2001, we were obligated to prepare registration statements and complete an exchange offering to enable the holders of the notes issued by the lessors to exchange their notes with notes that are registered under the Securities Act of 1933. Because of the restatement of our financial statements, the exchange offering was not completed by the deadline required by the agreement and we were required to pay additional lease expense in an amount equal to $105,600 per week until the exchange offering was completed. The additional lease expense began accruing on January 28, 2002 and increased our lease expense by approximately $5.1 million during 2002. The registration statements became effective in February 2003. The exchange offer was completed and the requirement to pay the additional lease expense ended on March 13, 2003.

Panoche/Gates Dispositions.    In May 2003, we announced that we had agreed to sell our 49% membership interest in Wellhead Power Panoche, LLC (“Panoche”) and our 92.5% membership interest in Wellhead Power Gates, LLC (“Gates”) to Hal Dittmer and Fresno Power Investors Limited Partnership, who currently own the remaining interests in Panoche and Gates. Panoche and Gates own gas-fired peaking power plants of 49 megawatts and 46 megawatts, respectively. The Panoche transaction closed in June 2003 and the Gates transaction closed in September 2003. Total consideration for the transactions was approximately $27.2 million consisting of approximately $6.4 million in cash, $2.8 million in notes that mature in May 2004, a $0.5 million note that matures in September 2005 and the release of our obligations under a capital lease from GE Capital to Gates that had an outstanding balance of approximately $17.5 million at the time of the Gates closing. In addition, we were released from a $12 million letter of credit from us to GE Capital that was provided as additional credit support for the Gates capital lease.

Securities Class Actions.    On October 23, 2003, we entered into a Stipulation of Settlement, which, subject to, among other things, court approval, will settle all of the claims underlying the putative securities class action, the putative ERISA class action and the shareholder derivative actions discussed in “Business — Legal Proceedings.” See “—Nine Months ended September 30, 2003 Compared to Nine Months ended September 30, 2002 — Provision for Estimated Cost of Litigation Settlement.”

PIGAP II Restructuring and the Notes Offered Hereby.    On May 14, 2003, we entered into an agreement with Schlumberger to terminate our right to put our interest in the PIGAP II joint venture to Schlumberger. We had previously given notice of our intent to exercise the PIGAP put in January 2003. We also agreed with Schlumberger to restructure the $150 million subordinated note that Schlumberger received from Hanover in August 2001 as part of the purchase price for the acquisition of Production Operators Corporation’s (“POC”) natural gas compression business, ownership interest in certain joint venture projects in South America, and related assets. As a result, we retained our interest in PIGAP. As of March 31, 2003, the date from which the interest rate was adjusted, the $150 million subordinated note had an outstanding principal balance of approximately $171 million, including accrued interest. We restructured the $150 million subordinated note as a zero coupon subordinated note due March 31, 2007, which note was issued to Schlumberger in such transaction and is being offered by Schlumberger pursuant to this prospectus supplement and the accompanying prospectus. For a more complete description of the zero coupon note, please read the “Description of Notes” section of the accompanying prospectus.

Also on May 14, 2003, we agreed with Schlumberger Surenco, an affiliate of Schlumberger, to the modification of the repayment terms of a $58.0 million obligation that was accrued as a contingent liability on our balance sheet since the acquisition of POC and was associated with the PIGAP II joint venture. The obligation was converted into a non-recourse promissory note (the “PIGAP Note”) payable by Hanover Cayman Limited, our indirect wholly-owned consolidated subsidiary, with a 6% interest rate compounding semi-annually until maturity in December 2053. In October 2003, the PIGAP II joint venture closed on the project’s financing and distributed approximately $78.5 million to Hanover, of which approximately $59.9 million was used to pay off the PIGAP Note.

Recent Significant Acquisitions

In July 2002, we increased our ownership of Belleli, an Italian-based engineering, procurement and construction company that engineers and manufactures desalination plants and heavy wall reactors for refineries and processing plants for use primarily in Europe and the Middle East, to 40.3% from 20.3% by converting a $4.0 million loan, together with the accrued interest thereon, to Belleli into additional equity ownership. In November 2002, we increased our ownership to 51% by exchanging a $9.4 million loan, together with the accrued interest thereon, to the other principal owner of Belleli for additional equity ownership and began consolidating the results of Belleli’s operations. Belleli has three manufacturing facilities, one in Mantova, Italy and two in the United Arab Emirates (Jebel Ali and Hamriyah).

In connection with our increase in ownership in November 2002, we had certain rights to purchase the remaining interest in Belleli and the right to market the entire company to a third party. During 2002, we also purchased certain operating assets of Belleli for approximately $22.4 million from a bankruptcy estate and leased these assets to Belleli for approximately $1.2 million per year, for seven years, for use in its operations. In August 2003, we exercised our option to acquire the remaining 49% interest in Belleli for approximately $15.0 million. We are in the process of completing our valuation of Belleli’s intangible assets, which we expect will be completed in the fourth quarter of 2003. We are also currently in the process of reviewing our strategy with respect to our investment in Belleli.

In August 2001, we acquired 100% of the issued and outstanding shares of POC from Schlumberger for $761 million in cash, our common stock and debt, subject to certain post-closing adjustments pursuant to the purchase agreement that to date have resulted in an increase in the purchase price to approximately $778 million due to an increase in net assets acquired. Under the terms of the purchase agreement, Schlumberger received approximately $270 million in cash (excluding the amounts paid for the increase in net assets), $150 million in a long-term subordinated note, which was subsequently restructured as the notes offered by this prospectus supplement and the accompanying prospectus as discussed above and 8,707,693 shares of our common stock, or approximately 11% of our outstanding shares, which are required to be held by Schlumberger for at least three years following the closing date. The ultimate number of shares issued under the purchase agreement was determined based on the nominal value of $283 million divided by $32.50 per share, the 30-day average closing price of Hanover common stock as defined under the acquisition agreement and subject to a collar of $41.50 and $32.50. The estimated fair value of the stock issued was $212.5 million, based on the market value of the shares at the time the number of shares issued was determined, reduced by an estimated 20% discount due to the restrictions on the stock’s marketability. The POC acquisition was accounted for as a purchase and was included in our financial statements commencing on September 1, 2001.

We recorded approximately $71.4 million in goodwill related to the acquisition of POC. In addition, we recorded $9.8 million in estimated value of identifiable intangible assets. The purchase price was subject to certain post-closing adjustments, a contingent payment of up to $58 million by us to Schlumberger and additional contingent payments by us based on the realization of certain tax benefits by us over the next 15 years. As discussed above under “—Recent Events—PIGAP II Restructuring and the Notes Offered Hereby,” the contingent payment of up to $58 million was restructured on May 14, 2003 as a non-recourse promissory note payable by Hanover Cayman Limited.

In March 2001, we purchased OEC Compression Corporation in an all-stock transaction for approximately $101.8 million, including the assumption and payment of approximately $64.6 million of OEC debt. We paid an aggregate of approximately 1,146,000 shares of our common stock to stockholders of OEC. The acquisition was accounted for under the purchase method of accounting and is included in our financial statements commencing in April 2001.

In September 2000, we acquired the compression services division of Dresser-Rand Company for $177 million in cash and common stock, subject to certain post-closing adjustments pursuant to the acquisition agreement that to date have resulted in an increase in the purchase price to approximately $199 million due to increases in net assets acquired. In July 2000, we acquired PAMCO Services International for approximately $58 million in cash and notes. In June 2000, we acquired Applied Process Solutions, Inc. for approximately 2,303,000 shares of our common stock. These acquisitions were included in the results of operations from their respective acquisition dates.

Results by Segment

The following table summarizes our revenues, expenses and gross profit percentages for each of our business segments:

	Nine Months Ended September 30,		Years Ended December 31,
	2003	2002	2002	2001(1)	2000(1)
				(Restated)	(Restated)
	(In thousands except for percentages)
Revenues:
Domestic rentals	$241,728	$249,276	$328,600	$269,679	$172,517
International rentals	151,973	143,612	189,700	131,097	81,320
Parts, service and used equipment	118,327	172,826	223,845	214,872	113,526
Compressor and accessory fabrication	85,099	85,284	114,009	223,519	90,270
Production and processing equipment fabrication	207,892	99,771	149,656	184,040	79,121
Equity in income of non-consolidated affiliate	16,873	13,928	18,811	9,350	3,518
Other	3,356	2,416	4,189	8,403	6,552

	$825,248	$767,113	$1,028,810	$1,040,960	$546,824

Expenses:
Domestic rentals	$94,043	$89,358	$120,740	$95,203	$60,336
International rentals	47,682	39,855	57,579	45,795	27,656
Parts, service and used equipment	85,781	143,904	179,844	152,701	79,958
Compressor and accessory fabrication	76,537	73,884	99,446	188,122	76,754
Production and processing equipment fabrication.	186,215	84,329	127,442	147,824	62,684

	$490,258	$431,330	$585,051	$629,645	$307,388

Gross profit percentage:
Domestic rentals	61%	64%	63%	65%	65%
International rentals.	69%	72%	70%	65%	66%
Parts, service and used equipment	28%	17%	20%	29%	30%
Compressor and accessory fabrication.	10%	13%	13%	16%	15%
Production and processing equipment fabrication	10%	15%	15%	20%	21%

(1)	In 2002, we determined to restate our financials for the years ended December 31, 2001, 2000 and 1999. Accordingly, revenues, expenses, income before taxes, net income and earnings per share have been restated for the years ended December 31, 2001, 2000 and 1999. See Notes 22 and 23 to our consolidated financial statements for the year ended December 31, 2002 included in this prospectus supplement.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and accounting policies, including those related to bad debts, inventories, fixed assets, investments, intangible assets, income taxes, warranty obligations, sale leaseback transactions, revenue recognition and contingencies and litigation.

We base our estimates on historical experience and on other assumptions that we believe are reasonable under the circumstances. The results of this process form the basis of our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and these differences can be material to our financial condition, results of operations and liquidity.

Allowances and Reserves

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of a customer deteriorates, resulting in an impairment of its ability to make payments, additional allowances may be required. During 2002, 2001 and 2000, we recorded approximately $7.1 million, $4.9 million and $3.2 million, respectively, in additional allowances for doubtful accounts. During the nine months ended September 30, 2003 and 2002, we recorded approximately $3.0 million and $2.8 million, respectively, in additional allowance for doubtful accounts.

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those expected by management, additional inventory write-downs may be required.

Long-Lived Assets and Investments

We review for the impairment of long-lived assets, including property, plant and equipment, goodwill, intangibles and investments in non-consolidated affiliates whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment loss recognized represents the excess of the asset’s carrying value as compared to its estimated fair market value and is charged to the period in which the impairment occurred. In addition, goodwill is evaluated at least annually pursuant to the requirements of SFAS 142 to determine if the estimated fair value of the reporting unit exceeds the net carrying value of the reporting unit, including the applicable goodwill. The estimates of fair market value are based upon management’s estimates of the present value of future cash flows. Management makes assumptions regarding the estimated cash flows and if these estimates or their related assumptions change, an impairment charge may be incurred.

We capitalize major improvements that we believe extend the useful life of an asset. Repairs and maintenance are expensed as incurred. Interest is capitalized during the fabrication period of compression equipment and facilities that are fabricated for use in our rental operations. The capitalized interest is recorded as part of the basis of the asset to which it relates and is amortized over the asset’s estimated useful life.

We hold minority interests in companies having operations or technology in areas that relate to our business, one of which is publicly traded and may experience volatile share prices. We record an investment impairment charge when we believe an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment’s current carrying value, thereby possibly requiring an impairment charge in the future.

Tax Assets

We must estimate our expected future taxable income in order to assess the realizability of our deferred income tax assets. As of September 30, 2003, we reported a net deferred tax liability of $33.8 million, which included gross deferred tax assets of $272.8 million, net of a valuation allowance of $25.8 million. Numerous assumptions are inherent in the estimation of future taxable income, including assumptions about matters that are dependent on future events, such as future operating conditions and future financial conditions.

Additionally, we must consider any prudent and feasible tax planning strategies that might minimize the amount of deferred tax liabilities recognized or the amount of any valuation allowance recognized against deferred tax assets, if management has the ability to implement these strategies and the expectation of implementing these strategies if the forecasted conditions actually occur. The principal tax planning strategy available to us relates to the permanent reinvestment of the earnings of foreign subsidiaries. Assumptions related to the permanent reinvestment of the earnings of foreign subsidiaries are reconsidered annually to give effect to changes in our businesses and in our tax profile.

Sale Leaseback Transactions

Since 1999, we have entered into five sale leaseback transactions of compression equipment with special purpose entities. These sale leaseback transactions were previously evaluated for lease classification in accordance with SFAS 13, “Accounting for Leases.” In accordance with generally accepted accounting principles, the special purpose entities were not included in our consolidated financial statements for the periods ending prior to June 30, 2003 when the owners of the special purpose entities made a substantial residual equity investment of at least 3% of the total capital of the entity that is at risk during the entire term of the lease. In connection therewith, generally accepted accounting principles required us to:

•	estimate the remaining life of the asset at lease inception;

•	estimate the fair market value of the asset at lease inception;

•	estimate the leased equipment’s residual value at the end of the lease;

•	estimate certain costs to be incurred by us in connection with the lease;

•	estimate the present value of the lease payments under the lease; and

•	confirm that the substantial residual equity investment of at least 3% of the total capital of the entity continues to be at risk during the entire term of the lease.

We treat the leases as financing arrangements for federal income tax and certain other tax purposes.

In addition, because we sold the compressors to the special purpose entities, our depreciation expense was reduced by approximately $36 million, $43 million and $31 million for the years ended

December 31, 2002, 2001 and 2000, respectively, and by approximately $16.6 million and $27.4 million for the nine months ended September 30, 2003 and 2002, respectively. We also believe that these transactions had the effect of decreasing interest expense. However, we believe the decreased interest expense and the increased leasing expense are not directly comparable because the duration of our compression equipment operating leases is longer than the maturity of our bank credit facility.

On July 1, 2003, we adopted the provisions of FIN 46 as they relate to the special purpose entities that lease compression equipment to us. As a result of the adoption, we added approximately $1,089 million in compressor equipment assets, $192.3 million of accumulated depreciation (including approximately $58.6 million of accumulated depreciation related to periods before the sale and leaseback of the equipment), $1,105.0 million in debt and $34.6 million in minority interest obligations to our balance sheet, and we reversed $108.8 million of deferred gains that were recorded on our balance sheet as a result of the sale leaseback transactions. On July 1, 2003, we recorded a $133.7 million charge ($86.9 million net of tax) to record the cumulative effect from the adoption of FIN 46 related to prior period depreciation of the compression equipment assets. Additionally, we estimate that we will record approximately $17 million per year in additional depreciation expense on our leased compression equipment as a result of the inclusion of the compression equipment on our balance sheet and will also record the payments made under our compression equipment leases as interest expense. As of September 30, 2003, the compression assets that are owned by the entities that lease equipment to us but are now included in property, plant and equipment in our consolidated financial statements had a net book value of approximately $983.3 million, including improvements made to these assets after the sale leaseback transactions.

See “— New Accounting Pronouncements” and “— Leasing Transactions and Accounting Change for FIN 46” for more information on these sale leaseback transactions.

Revenue Recognition—Percentage of Completion Accounting

We recognize revenue and profit for our fabrication operations as work progresses on long-term, fixed-price contracts using the percentage-of-completion method, which relies on estimates of total expected contract revenue and costs. We follow this method because reasonably dependable estimates of the revenue and costs applicable to various stages of a contract can be made and because the fabrication projects usually last several months. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known. Examples of factors that would give rise to revisions include variances in the actual or revisions to the estimated costs of components, labor or other fabrication costs. The average duration of these projects is four to six months. As of September 30, 2003, we had approximately $38.6 million in costs and estimated earnings on uncompleted contracts in excess of billings to our customers.

We estimate percentage of completion for compressor and processing equipment fabrication on a direct labor hour to total labor hour basis. This calculation requires management to estimate the number of total labor hours required for each project and to estimate the profit expected on the project. Production and processing equipment fabrication percentage of completion is estimated using the direct labor hour and cost to total cost basis. The cost to total cost basis requires us to estimate the amount of total costs (labor and materials) required to complete each project. Since we have many fabrication projects in process at any given time, we do not believe that materially different results would be achieved if different estimates, assumptions, or conditions were used for each project.

Contingencies and Litigation

Due to the restatement of our financial statements and in the ordinary course of business, we are involved in various pending or threatened legal actions. While we are unable to predict the ultimate outcome of these actions, we are required to record (and have recorded) a loss during any period in which we, based on our experience, believe a contingency is likely to result in a financial loss to us. See “Business—Legal Proceedings.”

Nine Months ended September 30, 2003 Compared to Nine Months ended September 30, 2002

Revenues

Our total revenues increased by $58.1 million, or 8%, to $825.2 million during the nine months ended September 30, 2003 from $767.1 million during the nine months ended September 30, 2002. The increase resulted primarily from the inclusion of $95.0 million in revenues from Belleli which, beginning in November 2002, are included as part of our production and processing equipment business. The increase in revenues related to the inclusion of Belleli was partially offset by a decrease in revenues from our domestic rental and parts, service and used equipment businesses.

The North American rig count increased by 30% to 1,441 at September 30, 2003 from 1,110 at September 30, 2002, and the twelve-month rolling average North American rig count increased by 15% as of September 30, 2003 to 1,307 from 1,135 at September 30, 2002. In addition, the twelve-month rolling average New York Mercantile Exchange wellhead natural gas price increased to $5.24 per Mcf at September 30, 2003 from $2.10 per Mcf at September 30, 2002. Despite the increase in natural gas prices and the recent increase in rig count, U.S. natural gas production levels have not significantly changed. Recently, we have not experienced any significant growth in rentals or purchases of equipment and services by our customers, which we believe is a result of the lack of a significant increase in U.S. natural gas production levels.

Domestic rentals revenues decreased by $7.6 million, or 3%, to $241.7 million during the nine months ended September 30, 2003 from $249.3 million during the nine months ended September 30, 2002. The decrease in domestic revenues was primarily attributable to weaker demand and stronger competition for domestic compression which resulted in a lower utilization of our rental fleet during the nine months ended September 30, 2003. Our average domestic utilization for the nine months ended September 30, 2003 was approximately 4% lower than our average utilization for the nine months ended September 30, 2002. At both September 30, 2003 and 2002, our domestic compression horsepower utilization rate was approximately 75%.

International rental revenues increased by $8.4 million, or 6%, to $152.0 million during the nine months ended September 30, 2003 from $143.6 million during the nine months ended September 30, 2002. International rental revenues increased primarily from: (1) the expansion of our business operations, (2) the recognition of approximately $2.7 million in billings to Venezuelan customers in the first nine months of 2003 which were not recognized in 2002 due to concerns about the ultimate receipt of these revenues as a result of the strike by workers of the national oil company in Venezuela and (3) a $1.9 million fee received for the modification of a contract in Venezuela. At both September 30, 2003 and 2002, our international compression horsepower utilization rate was approximately 94%.

At September 30, 2003, our compressor rental fleet consisted of approximately 3,508,000 horsepower, a 3% decrease from the approximately 3,621,000 horsepower in the rental fleet at September 30, 2002. Domestic horsepower in our rental fleet decreased by 7% to approximately 2,583,000 horsepower at September 30, 2003 from approximately 2,782,000 horsepower at September 30, 2002. In addition, international horsepower increased by 10% to approximately 925,000 horsepower at September 30, 2003 from approximately 839,000 horsepower at September 30, 2002. Our overall compression horsepower utilization rate was approximately 80% at both September 30, 2003 and 2002. We continue to move idle domestic compression in our rental fleet into service in our international rental operations. In addition, during the third quarter of 2003 we retired idle units representing approximately 41,000 horsepower from our domestic rental fleets that are to be sold or scrapped.

Revenue from parts, service and used equipment decreased by $54.5 million, or 32%, to $118.3 million during the nine months ended September 30, 2003 from $172.8 million during the nine months ended September 30, 2002. The decrease in parts and service revenue was primarily due to lower used rental equipment sales and installation revenues, the loss of some customer alliance contracts to competitors and lower spending levels than what we anticipated from our customers. Included in parts, service and used equipment revenue for the nine months ended September 30, 2003 was $27.7 million in used rental equipment and installation sales compared to $64.9 million for the nine months ended September 30, 2002.

Revenues from compressor and accessory fabrication decreased by $0.2 million, or 0.2%, to $85.1 million during the nine months ended September 30, 2003 from $85.3 million during the nine months ended September 30, 2002.

Revenues from production and processing equipment fabrication increased by $108.1 million, or 108%, to $207.9 million during the nine months ended September 30, 2003 from $99.8 million during the nine months ended September 30, 2002. The increase in production and processing equipment revenues is primarily due to the inclusion of $94.1 million in revenues from the results of Belleli.

Equity in income of non-consolidated affiliates increased by $3.0 million, or 21%, to $16.9 million during the nine months ended September 30, 2003, from $13.9 million during the nine months ended September 30, 2002. This increase is primarily due to an improvement in results from our equity interest in Hanover Measurement and PIGAP II joint ventures.

Expenses

Operating expenses for domestic rentals increased by $4.6 million, or 5%, to $94.0 million during the nine months ended September 30, 2003 from $89.4 million during the nine months ended September 30, 2002. The gross margin from domestic rentals was 61% during the nine months ended September 30, 2003 and 64% during the nine months ended September 30, 2002. The decrease in gross margin was due to a lower overall utilization of our domestic rental fleet without a corresponding decrease in overhead and expenses and $0.9 million expensed in the second quarter for startup and commissioning costs associated with a gas plant facility that began operations in the third quarter of 2003.

Operating expenses for international rentals increased by $7.8 million, or 20%, to $47.7 million during the nine months ended September 30, 2003 from $39.9 million during the nine months ended September 30, 2002. The increase was primarily attributable to the corresponding increase in international rental revenues. The gross margin from international rentals was 69% during the nine months ended September 30, 2003 and 72% during the nine months ended September 30, 2002.

Operating expenses for our parts, service and used equipment business decreased by $58.1 million, or 40%, to $85.8 million during the nine months ended September 30, 2003 from $143.9 during the nine months ended September 30, 2002. The decrease was primarily related to the corresponding 32% decrease in parts, service and used equipment revenue and an increase in gross margin. The gross margin from parts, service and used equipment was 28% during the nine months ended September 30, 2003 and 17% during the nine months ended September 30, 2002. During the nine months ended September 30, 2002, we recorded approximately $6.1 million in inventory write-downs and reserves for parts inventory that was either obsolete, excess or carried at a price above market value. Also, included in parts, service and used equipment revenue for the nine months ended September 30, 2003 was $27.7 million in used rental equipment and installation sales, with a 16% gross margin compared to $64.9 million in sales with an 11% gross margin for the nine months ended September 30, 2002. Our used rental equipment and installation sales (which usually have a lower margin than our parts and service sales) decreased our parts, service and used equipment gross margin by approximately 4% in the nine months ended September 30, 2003. The inventory write-down and used rental equipment and installation sales reduced our total parts, service and used equipment gross margin by approximately 9% in the nine months ended September 30, 2002.

Operating expenses for our compressor and accessory fabrication business increased by $2.6 million, or 4%, to $76.5 million during the nine months ended September 30, 2003 from $73.9 million during the nine months ended September 30, 2002. The gross margin on compressor and accessory fabrication was 10% during the nine months ended September 30, 2003 and 13% during the nine months ended September 30, 2002. We continue to face strong competition for new compression fabrication business, which negatively affected the selling price of our compression equipment and the related gross margins during 2003.

The operating expenses attributable to production and processing equipment fabrication business increased by $101.9 million, or 121%, to $186.2 million during the nine months ended September 30, 2003 from $84.3 million during the nine months ended September 30, 2002. The increase in production and processing equipment fabrication expenses was primarily due to the consolidation of the results of Belleli in the nine months ended September 30, 2003. The gross margin attributable to production and processing equipment fabrication was 10% during the nine months ended September 30, 2003 and 15% during the nine months ended September 30, 2002. Of the decrease in gross margin for production and processing equipment fabrication, 2% was attributable to the inclusion of Belleli. The remaining decrease in gross margin was primarily attributable to increased competition and operational disruptions related to our consolidation efforts.

Selling, general and administrative expenses increased $12.0 million, or 11%, to $119.7 million during the nine months ended September 30, 2003 from $107.7 million during the nine months ended September 30, 2002. The increase is primarily due to the inclusion of Belleli’s selling, general and administrative costs of approximately $7.6 million and an increase in payroll and consulting costs related to our focus on improving our organizational structure to facilitate the consolidation of our operations.

Foreign currency translation for the nine months ended September 30, 2003 resulted in a loss of $1.3 million, compared to a loss of $13.3 million for the nine months ended September 30, 2002. In January 2002, Argentina devalued its peso against the U.S. dollar and imposed significant restrictions on fund transfers internally and outside the country. In addition, the Argentine government enacted regulations to temporarily prohibit enforcement of contracts with exchange rate-based purchase price adjustments. Instead, payment under such contracts could either be made at an exchange rate negotiated by the parties or, if no such agreement were reached, a preliminary payment could be made based on a one dollar to one peso equivalent pending a final agreement. The Argentine government also required the parties to such contracts to renegotiate the price terms within 180 business days of the devaluation. During the nine months ended September 30, 2002, we recorded an exchange loss of approximately $11.9 million and $1.9 million for assets exposed to currency translation in Argentina and Venezuela, respectively, and recorded a translation gain of approximately $0.5 million for all other countries. We have renegotiated all of our agreements in Argentina. As a result of these negotiations, we received approximately $11.2 million in reimbursements in 2002 and $0.7 million in the first nine months of 2003.

Other expenses decreased by $11.9 million, or 80%, to $2.9 million during the nine months ended September 30, 2003 from $14.8 million for the nine months ended September 30, 2002. For the nine months ended September 30, 2003, other expenses included $2.9 million in charges primarily recorded to write off certain non-revenue producing assets and to record the estimated settlement of a contractual obligation. For the nine months ended September 30, 2002, other expenses included a $12.1 million write-down of investments in three non-consolidated affiliates that have experienced a decline in value that we believe to be other than temporary, a $0.5 million write-off of a purchase option for an acquisition that we have abandoned and a $2.0 million write-down of a note receivable from Aurion Technologies, Inc.

Depreciation and amortization increased by $44.5 million, or 54%, to $126.9 million during the nine months ended September 30, 2003 compared to $82.4 million during the nine months ended September 30, 2002. The increase in depreciation was primarily due to (1) $14.4 million of impairments recorded for rental fleet assets to be sold or scrapped, (2) additions to the rental fleet, including maintenance capital, which were placed in service in 2002 and the first nine months of 2003 that are included in our depreciable asset base, (3) $4.2 million in additional depreciation expense related to the adoption of FIN 46, and (4) $3.1 million in depreciation and amortization expense from the inclusion of Belleli.

Leasing expense decreased $25.1 million, or 37%, to $43.1 million during the nine months ended September 30, 2003 from $68.2 million for the nine months ended September 30, 2002. Beginning in July 2003, payments accrued under our sale leaseback transactions are included in interest expense as a result of consolidating the entities that lease compression equipment to us. See “—Cumulative Effect of Accounting Change.”

Interest expense increased by $26.2 million, or 84%, to $57.3 million during the nine months ended September 30, 2003 from $31.1 million for the nine months ended September 30, 2002. Beginning in July 2003, our interest expense includes the payments accrued under our sale leaseback transactions of approximately $20.9 million. See “—Cumulative Effect of Accounting Change.” In addition, our interest expense increased due to an increase in the outstanding balance of the debt payable to Schlumberger and the inclusion of Belleli’s interest expense of approximately $1.5 million. We have reclassified the distributions on our mandatorily redeemable convertible securities as interest expense; and prior periods’ financial statements have been reclassified to conform to the 2003 financial statement classification.

Due to a downturn in our business and changes in the business environment in which we operate, we completed a goodwill impairment analysis as of June 30, 2002. As a result of the analysis performed, we recorded an estimated $47.5 million impairment of goodwill attributable to our production and processing equipment fabrication business unit during the nine months ended September 30, 2002.

Provision for Estimated Cost of Litigation Settlement

Hanover and certain of its past and present officers and directors are named as defendants in a consolidated action pending in federal court that includes a putative securities class action, a putative class action arising under ERISA and derivative actions. The litigation relates principally to the matters involved in the transactions underlying the restatement of our financial statements. On October 23, 2003, we entered into a Stipulation of Settlement, which, subject to, among other things, court approval, will settle all of the claims underlying the putative securities class action, the putative ERISA class action and the shareholder derivative actions brought against us. See “Business—Legal Proceedings.” The terms of the proposed settlement provide for us to: (1) make a cash payment of approximately $30 million (of which approximately $27 million was funded by payments from our directors and officers insurance carriers), (2) issue 2.5 million shares of our common stock, and (3) issue a contingent note with a principal amount of $6.7 million. The note is payable, together with accrued interest, on March 31, 2007 but can be extinguished (with no monies owing under it) if our common stock trades at or above the average price of $12.25 per share for 15 consecutive days at any time between March 31, 2004 and March 31, 2007. In addition, upon the occurrence of a change of control of us, if the change of control, or shareholder approval of the change of control, occurs within 12 months after final court approval of the settlement, we are obligated to contribute an additional $3 million to the settlement fund. As part of the settlement, we have also agreed to implement corporate governance enhancements, including allowing large shareholders to participate in the process to appoint two independent directors to our board of directors and enhancements to our code of conduct. Our independent auditor, PricewaterhouseCoopers LLP, is not a party to the settlement and will continue to be a defendant in the putative consolidated securities class action.

GKH Investments, L.P. and GKH Private Limited (collectively “GKH”), which as of September 30, 2003 together own approximately 10% of our outstanding common stock and which sold shares in our March 2001 secondary offering of common stock, are parties to the proposed settlement and have agreed to settle claims against them that arise out of that offering as well as other potential securities, ERISA, and derivative claims. The terms of the proposed settlement provide for GKH to pay 2.5 million shares of our common stock from their holdings or from other sources.

In connection with this settlement, we initially recorded a pre-tax charge of approximately $68.7 million ($54.0 million after tax) in our first quarter 2003 financial statements. This charge included approximately $42.1 million ($27.4 million after tax), net of insurance recoveries, for our contribution of cash and estimated costs, 2.5 million Hanover common shares, and the contingent note. The charge also included approximately $26.6 million, without tax benefit, for 2.5 million Hanover common shares to be funded by GKH. Because this settlement could be considered to be a related-party transaction as defined in SEC Staff Accounting Bulletin 5-T, the fair value of the Hanover common shares to be paid by GKH was recorded as an expense in our statement of operations.

As discussed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2003, we planned to seek guidance from the Office of the Chief Accountant of the SEC to determine whether the Hanover common shares provided by GKH should be recorded as an expense by us. After the submission of a detailed letter and discussions with the SEC Staff, the Staff informed us that it would not object to GKH’s portion of the settlement not being considered a related-party transaction as defined in SEC Staff Accounting Bulletin 5-T. Accordingly, the $26.6 million charge related to the 2.5 million Hanover common shares being paid by GKH could be reversed from our first quarter 2003 financial statements.

On August 6, 2003, we filed an amendment to our Quarterly Report on Form 10-Q for the three months ended March 31, 2003 to amend our first quarter 2003 financial statements to exclude the $26.6 million charge related to the 2.5 million Hanover common shares being funded by GKH. As a result, in our first quarter 2003 financial statements, as amended, we recorded a pre-tax charge of approximately $42.1 million ($27.4 million after tax), net of insurance recoveries, for our contribution of cash and estimated costs, 2.5 million Hanover common shares, and the contingent note.

In addition, in the second quarter of 2003, we adjusted our estimate of the settlement and recorded an additional $1.7 million charge due to the change in the value from May 14 to June 30, 2003 of the 2.5 million Hanover common shares contributed by us in connection with the settlement. In the third quarter of 2003, we recorded a reduction in the charge of $3.5 million to adjust our estimate of the settlement due to the additional change in the value of such common stock during the three months ended September 30, 2003.

Based on the terms of the settlement agreement, we determined that a liability related to these lawsuits was probable and that the value was reasonably estimable. Accordingly, we evaluated the individual components of the settlement in consideration of existing market conditions and established an estimate for the cost of the litigation settlement. The details of this estimate are as follows (in thousands):

	Amended First Quarter Estimated Settlement	Second and Third Quarter Adjustment to Estimated Settlement	Total
Cash	$30,050	$—	$30,050
Estimated fair value of note to be issued	5,194	—	5,194
Common stock to be issued by Hanover	26,600	(1,850)	24,750
Legal fees and administrative costs	6,929	—	6,929

Total	68,773	(1,850)	66,923
Less insurance recoveries	(26,670)	—	(26,670)

Net estimated litigation settlement	$42,103	$(1,850)	$40,253

The $5.2 million estimated fair value of the note to be issued was based on the present value of the future cash flows discounted at borrowing rates currently available to us for debt with similar terms and maturities. Using a market-borrowing rate of 11%, the principal value and the stipulated interest rate required by the note of 5% per annum, an estimated discount of $1.5 million was computed on the note to be issued. Upon the issuance of the note, the discount will be amortized to interest expense over the term of the note. Because the note could be extinguished without a payment (if our common stock trades at or above the average price of $12.25 per share for 15 consecutive days at any time between March 31, 2004 and March 31, 2007), we will be required to record an asset in future periods for the value of the embedded derivative, as required by SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), when the note is issued. This asset will be marked to market in future periods with any increase or decrease included in our statement of operations.

As of September 30, 2003, our accompanying balance sheet includes a $30.2 million long-term liability pending approval by the courts and satisfaction of certain other conditions and $34.6 million in accrued liabilities related to amounts that are expected to be paid in the next 12 months. During the second quarter of 2003, the $26.7 million receivable from the insurance carriers and $2.8 million of our portion of the cash settlement was paid into an escrow fund and is included in the accompanying balance sheet as restricted cash. Upon the approval of the settlement by the court, we will record such amounts in liabilities and stockholders’ equity, respectively, and will include the shares in our outstanding shares used for earnings per share calculations.

The final value of the settlement may differ significantly from the estimates currently recorded, depending on the market value of our common stock when the settlement is approved by the court, potential changes in the market conditions affecting the valuation of the note to be issued and whether we are required to make the additional $3 million payment in the event of a change of control. Additionally, the settlement is contingent on court approval and certain other conditions. We have the right to terminate the settlement under certain circumstances, including if more than a certain number of the plaintiffs elect to opt out of the settlement. There can be no assurances that the settlement will be approved or finalized, or that it will be approved or finalized on the terms agreed upon in the Stipulation of Settlement. Accordingly, we will revalue our estimate of the cost of the settlement on a quarterly basis until the settlement is approved by the court.

Income Taxes

The provision for income taxes decreased $25.9 million, to a benefit of $18.5 million during the nine months ended September 30, 2003 from a provision of $7.4 million during the nine months ended

September 30, 2002. The decrease resulted from the decrease in income before income taxes and a higher average effective tax rate on pre-tax income. The average effective income tax rates during the nine months ended September 30, 2003 and September 30, 2002 were 33% and 25%, respectively. The increase in rate was primarily due to the U.S. income tax impact of international operations, the relative weight of foreign income to U.S. income, and the non-deductible goodwill impairment charge recorded during the nine months ended September 30, 2002.

Discontinued Operations

During the fourth quarter of 2002, we reviewed our business lines and the board of directors approved management’s recommendation to exit and sell our non-oilfield power generation and certain used equipment business lines. Income (loss) from discontinued operations increased $1.8 million, to net income of $1.2 million during the nine months ended September 30, 2003, from a loss of $0.6 million during the nine months ended September 30, 2002. Loss from the write-down of discontinued operations increased $8.7 million, to a loss of $12.6 million during the nine months ended September 30, 2003 from a loss of $3.9 million during the nine months ended September 30, 2002. The losses relate to write-downs of our discontinued operations to their estimated market value.

Cumulative Effect of Accounting Change

We recorded a cumulative effect of accounting change of $86.9 million, net of tax, related to the partial adoption of FIN 46 on July 1, 2003.

In January 2003, the FASB issued FIN 46. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved by means other than through voting rights and the determination of when and which business enterprise should consolidate the VIE in its financial statements. FIN 46 applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. On October 8, 2003, the FASB provided a deferral of the latest date by which all public companies must adopt FIN 46. The deferral provides that FIN 46 be applied, at the latest, to the first reporting period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. In addition, the deferral allowed companies to elect to adopt early the provisions of FIN 46 for some, but not all, of the variable interest entities they own. Because we are still evaluating whether we will be required to make any other potential changes in connection with our adoption of FIN 46, we have not adopted the provisions of FIN 46 other than for the entities that lease compression equipment to us, as discussed below.

Prior to July 1, 2003, we entered into five lease transactions that were recorded as a sale and leaseback of the compression equipment and were treated as operating leases for financial reporting purposes. On July 1, 2003, we adopted the provisions of FIN 46 as they relate to the special purpose entities that lease compression equipment to us. As a result of the adoption, we added approximately $1,089 million in compressor equipment assets, $192.3 million of accumulated depreciation (including approximately $58.6 million of accumulated depreciation related to periods before the sale and leaseback of the equipment), $1,105.0 million in debt and $34.6 million in minority interest obligations to our balance sheet, and we reversed $108.8 million of deferred gains that were recorded on our balance sheet as a result of the sale leaseback transactions. On July 1, 2003, we recorded a $133.7 million charge ($86.9 million net of tax) to record the cumulative effect from the adoption of FIN 46 related to prior period depreciation of the compression equipment assets. Additionally, we estimate that we will record approximately $17 million per year in additional depreciation expense on our leased compression equipment as a result of the inclusion of the compression equipment on our balance sheet and will also record the payments made under our compression equipment leases as interest expense. As of September 30, 2003, the compression assets that are owned by the entities that lease equipment to us but are now included in property, plant and equipment in our consolidated financial statements had a net book value of approximately $983.3 million, including improvements made to these assets after the sale leaseback transactions.

Net Loss

Our net loss increased by $95.2 million to a loss of $136.3 million during the nine months ended September 30, 2003 from a loss of $41.1 million during the nine months ended September 30, 2002. Net loss increased primarily due to the inclusion in the nine months ended September 30, 2003 of (1) a cumulative effect of accounting change of $133.7 million ($86.9 million net of tax), (2) the write-down of certain non-core assets as discounted operations of $16.3 million ($10.6 million after tax), (3) impairments recorded for rental fleet assets to be sold or scrapped of $14.4 million ($9.8 million after tax) and the $40.3 million ($26.2 million after tax) provision for the estimated settlement cost of the securities-related litigation. This increase was partially offset by the inclusion in the nine months ended September 30, 2002 of a $47.5 million goodwill impairment charge ($44.2 million after tax) and pre-tax charges of $26.2 million ($17.0 million after tax) to write down certain non-core assets and parts and power generation inventory.

Year ended December 31, 2002 Compared to Year ended December 31, 2001

Revenues

Our total revenues decreased by $12.2 million, or 1%, to $1,028.8 million during the year ended December 31, 2002 from $1,041.0 million during 2001, as declining revenues in our fabrication businesses more than offset increases in revenues from our domestic and international rental business.

Revenues from rentals increased by $117.5 million, or 29%, to $518.3 million during 2002 from $400.8 million during 2001. Domestic revenues from rentals increased by $58.9 million, or 22%, to $328.6 million during 2002 from $269.7 million during 2001. International rental revenues increased by $58.6 million, or 45%, to $189.7 million during 2002 from $131.1 million during 2001. The increase in both domestic and international rental revenues resulted from expansion of our rental fleet and business acquisitions completed in 2001. During 2001, we completed two significant acquisitions: (1) in March 2001, we acquired OEC Compression Corporation, which increased our rental fleet by approximately 175,000 horsepower and (2) in August 2001, we acquired Production Operators Corporation, which increased our rental fleet by approximately 860,000 horsepower.

The increase in international rental revenues was offset in part by decreased revenues from our Venezuelan operations. In December 2002, certain opponents of Venezuelan President Hugo Chavez initiated a country-wide strike by workers of the national oil company in Venezuela. This strike, a two-month long walkout, had a significant negative impact on Venezuela’s economy and temporarily shut down its oil industry. As a result, during the fourth quarter of 2002, our international rental revenues decreased by approximately $2.7 million as a result of the disruption in our operations in Venezuela. At December 31, 2002, we had approximately $21.5 million in outstanding receivables related to our Venezuelan operations.

At December 31, 2002, the compressor rental fleet consisted of approximately 3,514,000 horsepower, a 1% increase over the 3,477,000 horsepower in the rental fleet at December 31, 2001. Domestic horsepower in the rental fleet decreased by 1% to 2,654,000 horsepower at December 31,

2002 from approximately 2,696,000 horsepower at December 31, 2001 and international horsepower increased by 10% to 860,000 horsepower at December 31, 2002 from approximately 781,000 horsepower at December 31, 2001.

Revenues from parts, service and used equipment increased by $8.9 million, or 4%, to $223.8 million during 2002 from $214.9 million during 2001. This increase was due to a $26.5 million gas plant sale transaction and a $20.1 million compression equipment sale transaction offset by lower revenues as a result of weaker market conditions.

Revenues from compressor and accessory fabrication decreased by $109.5 million, or 49%, to $114.0 million during 2002 from $223.5 million during 2001. During 2002, an aggregate of approximately 150,900 horsepower of compression equipment was fabricated and sold compared to approximately 366,000 horsepower fabricated and sold during 2001.

Revenues from production and processing equipment fabrication decreased by $34.3 million, or 19%, to $149.7 million during 2002 from $184.0 million during 2001. In July 2002, we increased our ownership of Belleli to 40.3% from 20.3% by converting a $4.0 million loan to Belleli into additional equity ownership. In November 2002, we increased our ownership to 51% by exchanging a $9.4 million loan to the other principal owner of Belleli for additional equity ownership and began consolidating the results of Belleli’s operations. Production and processing equipment revenues included $15.4 million in revenues from the consolidation of Belleli since November 21, 2002. Excluding Belleli, revenues from our fabrication businesses declined by 27% due to decreased capital spending by our customers in 2002 caused by weak economic market conditions and political and economic events in South America that resulted in lower drilling and new well completion activity by oil and gas producers. The average North American rig count decreased by 27% in 2002 to 1,097 from 1,497 in 2001 and the twelve-month rolling average Henry Hub natural gas price decreased to $3.22 per Mcf in December 2002 from $4.26 per Mcf in December 2001.

Equity in earnings in subsidiaries increased $9.4 million, or 101%, to $18.8 million during 2002, from $9.4 million during 2001. This increase was primarily due to our acquisition of POC, which included interests in three joint venture projects in South America. These joint ventures contributed $21.2 million in equity earnings for 2002 compared to $8.1 million in equity earnings in 2001 that were partially offset by a decrease in equity earnings from Hanover Measurement Services Company LP, which decreased to a loss of $2.2 million in 2002 from $0.8 million in income in 2001.

Expenses

Operating expenses from domestic rentals increased by $25.6 million, or 27%, to $120.8 million during 2002 from $95.2 million during 2001. Operating expenses from international rentals increased by $11.8 million, or 26%, to $57.6 million during 2002 from $45.8 million during 2001. The increase in rental expenses resulted primarily from the increased rental business and the corresponding 22% and 45% increase in domestic and international rental revenues, respectively, over revenues for the corresponding period in 2001. The gross profit percentage from domestic and international rentals was approximately 63% and 70%, respectively, during 2002 and 65% and 65%, respectively, in 2001. The decrease in domestic rentals gross profit percentage was primarily due to weaker domestic market conditions. The increase in international rentals gross profit percentage was due to the increase in revenues in 2002 without a corresponding increase in expenses.

Operating expenses of our parts, service and used equipment segment increased by $27.1 million, or 18%, to $179.8 million, during 2002, compared to $152.7 million in 2001, which partially relates to the increase in parts, service and used equipment activity which corresponds to the 4% increase in parts, service and used equipment revenue. The gross profit margin from parts, service and used equipment was 20% during 2002 down from 29% in 2001. In 2002, parts and service revenue included $62.4 million in used equipment sales at a 13% gross margin, compared to $28.0 million in 2001, with a 31% gross margin. Approximately four percentage points of the decrease in gross profit margin for parts, service and used equipment was due to a low margin gas plant sale transaction and a low margin compressor sale transaction. In addition, approximately three percentage points of the decrease in gross margin was due to $6.8 million in inventory write-downs and reserves for parts that were either obsolete, excess or carried at a price above market value. The remainder of the decrease was primarily due to the impact of weaker market conditions on sales volume and margins.

Operating expenses of compressor fabrication decreased by $88.7 million, or 47%, to $99.4 million during 2002 from $188.1 million during 2001, commensurate with the decrease in compressor fabrication business and revenue. The gross profit margin on compression fabrication was 13% during 2002 down from 16% in 2001. The operating expenses attributable to production equipment fabrication decreased by $20.4 million, or 14%, to $127.4 million during 2002 from $147.8 million during 2001. The gross profit margin attributable to production and processing equipment fabrication was 15% during 2002, down from 20% in 2001. The decrease in gross profit margin for compression and accessory fabrication and production and processing equipment fabrication was attributable to lower sales levels without a corresponding decrease in overhead and the impact of weaker market conditions on sales margins.

Selling, general and administrative expenses increased $61.5 million, or 67%, to $153.7 million in 2002 from $92.2 million in 2001. The increase was attributable to increased personnel and other selling and administrative activity in our business segments resulting from the acquisitions completed during 2001. We also recorded $3.8 million in employee separation costs relating to our announced reduction in our work force and management changes and approximately $11.6 million in additional legal and accounting costs, a significant portion of which was associated with our board of directors and Special Litigation Committee review of certain transactions, the restatement of our financial results and the SEC investigation.

Depreciation and amortization increased by $62.4 million, or 70%, to $151.2 million during 2002 compared to $88.8 million during 2001. During 2002 we recorded a $34.5 million charge included in depreciation and amortization expense for reductions in the carrying value of certain idle compression equipment that is being retired and the acceleration of depreciation related to certain plants and facilities expected to be sold or abandoned. The remaining increase in depreciation was due to the additions to the rental fleet, partially offset by the change in estimated lives of certain compressors. After a review of the estimated economic lives of our compression fleet, on July 1, 2001 we changed our estimate of the useful life of certain compression equipment to range from 15 to 30 years instead of a uniform 15-year depreciable life. Our new estimated lives are based upon our experience, maintenance program and the different types of compressors presently in our rental fleet. We believe our new estimate reflects the economic useful lives of the compressors more accurately than a uniform useful life applied to all compressors regardless of their age or performance characteristics. The effect of this change in estimate on 2002 was a decrease in depreciation expense of approximately $14.4 million and an increase in net income of approximately $8.6 million ($0.11 per share).

In addition, because we sold compressors in sale leaseback transactions in August 2001, depreciation expense was reduced by approximately $36 million in 2002 compared to approximately $43 million in 2001. The decrease in depreciation in 2002 from 2001 was due to our change in estimate of useful lives of our compressors on July 1, 2001 as discussed above.

The increase in depreciation was also offset by the decrease in goodwill amortization due to our adoption of SFAS 142. Under SFAS 142, amortization of goodwill over an estimated useful life was discontinued. Instead, goodwill amounts became subject to a fair value-based annual impairment assessment. During 2001, approximately $11.6 million in goodwill amortization was recorded.

We incurred leasing expense of $91.5 million during 2002 compared to $78.0 million during 2001. The increase of $13.5 million was attributable to the sale leaseback transactions we entered into in August 2001 and was partially offset by the unrealized gains and losses recorded related to two of our interest rate swaps. In connection with these leases, we were obligated to prepare registration statements and complete an exchange offer to enable the holders of the notes issued by the lessors to exchange their notes for notes that were registered under the Securities Act of 1933, as amended. Because the exchange offer was not completed until March 13, 2003, we were required to pay additional leasing expense in the amount of approximately $105,600 per week until March 13, 2003. The additional leasing expense began accruing on January 28, 2002. In 2002, we recorded additional leasing expense of approximately $5.1 million related to the registration and exchange offering obligations.

The fair value of our derivative instruments (interest rate swaps) increased by $3.2 million during 2002 while the fair value decreased by $7.6 million in 2001. These changes in fair value were due to the recognition of an unrealized change in the fair value of our interest rate swaps that we had not designated as cash flow hedges under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” The unrealized gains and losses are reflected in our leasing expense.

Interest expense increased by $19.5 million to $43.4 million during 2002 from $23.9 million during 2001. The increase in interest expense was due to higher levels of outstanding debt partially offset by lower effective interest rates.

Foreign currency translation expense increased by $10.1 million, or 152%, to $16.8 million during 2002 compared to $6.7 million during 2001. The increase was primarily due to our operations in Argentina and Venezuela. In January 2002, Argentina devalued its peso against the U.S. dollar and imposed significant restrictions on funds transfers internally and outside the country. In addition, the Argentine government enacted regulations to temporarily prohibit enforcement of contracts with exchange rate-based purchase price adjustments. Instead, payment under such contracts could either be made at an exchange rate negotiated by the parties or, if no such agreement was reached, a preliminary payment could be made based on a one dollar to one peso equivalent pending a final agreement. The Argentine government also required the parties to such contracts to renegotiate the price terms within 180 days of the devaluation. We have renegotiated all of our agreements in Argentina. As a result of these negotiations, we received approximately $11.2 million in partial reimbursements in 2002. We recorded $1.5 million of these partial reimbursements in translation expense and $9.7 million in revenues from international rentals. During 2002, we recorded an exchange loss of approximately $9.9 million and $5.8 million for assets exposed to currency translation in Argentina and Venezuela, respectively and recorded a translation loss of approximately $1.1 million for all other countries.

Due to a downturn in our business and changes in the business environment in which we operate, we completed a goodwill impairment analysis as of June 30, 2002. As a result of the test performed as of June 30, 2002, we recorded an estimated $47.5 million impairment of goodwill attributable to our production and processing equipment fabrication business in the second quarter of 2002. The second step of the impairment test required us to allocate the fair value of the production and processing equipment business to its assets. We performed the second step of the goodwill impairment test in the third quarter of 2002 and determined that no adjustment to the impairment, recorded in the second quarter, was required. We estimated the fair value of our reporting units using a combination of the expected present value of future cash flows and the market approach, which uses actual market sales. In the fourth quarter of 2002, we also recorded a $4.6 million goodwill impairment related to our pump division, which is expected to be sold during the next 12 months.

Other expenses increased $17.9 million, or 184%, to $27.6 million during 2002 compared to $9.7 million during 2001. Other expenses in 2002 included $15.9 million of write-downs and charges related to investments in four non-consolidated affiliates that had experienced a decline in value that we believed to be other than temporary, a $0.5 million write-off of a purchase option for an acquisition that we had abandoned, $2.7 million in other non-operating costs and a $8.5 million write-down of notes receivable including a $6.0 million reserve established for loans to employees who were not executive officers. Other expenses in 2001 included a $2.7 million bridge loan commitment fee associated with our acquisition of POC, a $5.0 million write-down of an investment in Aurion Technologies, Inc., a $1.0 million litigation settlement and $1.0 million in other non-operating expenses.

Income Taxes

The provision for income taxes decreased by $60.0 million, or 141%, to a tax benefit of $17.6 million during 2002 from $42.4 million of tax expense during 2001. The decrease resulted primarily from the corresponding decrease in income before income taxes. The average effective income tax rates during 2002 and 2001 were 19.0% and 37.8%, respectively. The decrease in the effective tax rate was due primarily to a nondeductible goodwill impairment charge, United States income tax impact of international operations and valuation allowances against certain net operating losses. The effective tax rate benefited from non-United States foreign exchange losses deductible for tax in excess of book losses.

Discontinued Operations

During the fourth quarter of 2002, we reviewed our business lines and our board of directors approved management’s recommendation to exit and sell our non-oilfield power generation and certain used equipment business lines. In the fourth quarter of 2002, we recorded a pre-tax charge of $52.3 million ($36.4 million, net of tax) to write down our investment in discontinued operations to current estimated fair market values. In addition, these operations recorded approximately $6.0 million ($3.9 million, net of tax) in write-downs that were recorded in the second quarter of 2002. Discontinued operations included three non-oilfield power generation projects in California and related inventory and certain of our used equipment divisions.

Income (loss) from discontinued operations decreased $3.9 million, or 130%, to a net loss of $0.9 million during 2002 from net income of $3.0 million during 2001. The decrease in net income was primarily attributable to weaker market conditions which affected sales volume and gross margins.

Net Income

Net income decreased $188.5 million, or 260%, to a net loss of $116.1 million during 2002 from net income of $72.4 million during 2001 primarily due to (1) the decline in market conditions which affected our compressor and accessory fabrication and production and processing equipment sales and gross profits, (2) a $6.7 million pre-tax inventory write-down, (3) a $34.5 million charge included in depreciation and amortization expense for reductions in the carrying value of certain idle units of our compression fleet that are being retired and the acceleration of depreciation related to certain plants and facilities expected to be sold or abandoned, (4) an increase in selling, general and administrative expenses, depreciation expense, leasing expense, foreign currency translation expense and interest expense, (5) a $52.1 million goodwill impairment and (6) a $40.3 million charge to write down investments in discontinued operations to their estimated fair market values.

Year ended December 31, 2001 Compared to Year ended December 31, 2000

Revenues

Our total revenues increased by $494.2 million, or 90%, to $1,041.0 million during the year ended December 31, 2001 from $546.8 million during 2000. The increase in revenues resulted from growth in horsepower of our natural gas compressor rental fleet, internal growth in our fabrication business and outsourcing businesses, which include compression, gas treating, process measurement and oilfield power generation, as well as growth due to business acquisitions completed in 2001 and 2000.

Revenues from rentals increased by $147.0 million, or 58%, to $400.8 million during 2001 from $253.8 million during 2000. Domestic revenues from rentals increased by $97.2 million, or 56%, to $269.7 million during 2001 from $172.5 million during 2000. International rental revenues increased by $49.8 million, or 61%, to $131.1 million during 2001 from $81.3 million during 2000. The increase in both domestic and international rental revenue resulted from expansion of our rental fleet and business acquisitions completed in 2001 and 2000. At December 31, 2001, our compressor rental fleet consisted of approximately 3,477,000 horsepower, a 62% increase over the 2,151,000 horsepower in the rental fleet at December 31, 2000. Domestically, our rental fleet increased by 955,000 horsepower, or 55%, during 2001 and internationally by 371,000 horsepower, or 90%.

Revenue from parts, service and used equipment increased by $101.4 million, or 89%, to $214.9 million during 2001 from $113.5 million during 2000. This increase was due in part to an increase in our marketing focus for this business segment, as well as expansion of business activities through acquisitions. Approximately 40% of the increase in parts, service and used equipment revenues resulted from business acquisitions. Revenues from compressor fabrication increased by $133.2 million, or 148%, to $223.5 million during 2001 from $90.3 million during 2000. Approximately 47% of this increase was due to the acquisition of Dresser-Rand Company’s compression service division in September 2000 and the POC acquisition in August 2001. During 2001, an aggregate of approximately 366,000 horsepower of compression equipment was fabricated and sold compared to approximately 166,000 horsepower fabricated and sold during 2000.

Revenues from production and processing equipment fabrication increased by $104.9 million, or 133%, to $184.0 million during 2001 from $79.1 million during 2000. Of this increase, 48% was due to the acquisition of APSI during June 2000 and the remainder of the increase was due to an improvement in market conditions in the process equipment business compared to conditions that existed in 2000.

Equity in earnings in subsidiaries increased by $5.8 million, or 166%, to $9.3 million during 2001 from $3.5 million during 2000. This increase was primarily due to our acquisition of POC, which included interests in three joint venture projects in South America. These joint ventures contributed $8.1 million in equity earnings for 2001 that were partially offset by a decrease in equity earnings from Collicutt Hanover Mechanical Services, which decreased to a loss of $257,000 in 2001 from $786,000 in income in 2000.

Expenses

Operating expenses of the rental segments increased by $53.0 million, or 60%, to $141.0 million during 2001 from $88.0 million during 2000. The increase resulted primarily from an increase in business activity which corresponds with the 58% increase in revenues from rentals in 2001. The gross profit percentage from rentals was approximately 65% during 2001 and 2000.

Operating expenses of our parts, service and used equipment segment increased by $72.7 million, or 91%, to $152.7 million during 2001 compared to $80.0 million in 2000, which relates to an increase in business activity which corresponds to the 89% increase in parts, service and used equipment revenue. The gross profit margin from parts, service and used equipment was 29% during 2001 and 30% during 2000. Operating expenses of compressor fabrication increased by $111.3 million, or 145%, to $188.1 million during 2001 from $76.8 million during 2000, commensurate with the increase in compressor fabrication business and revenue. The gross profit margin on compression fabrication was 16% during 2001 and 15% during 2000. The operating expenses attributable to production equipment fabrication increased by $85.1 million, or 136%, to $147.8 million during 2001 from $62.7 million during 2000. The gross profit margin attributable to production and processing equipment fabrication was 20% during 2001 and 21% during 2000.

Selling, general and administrative expenses increased $40.4 million, or 78%, to $92.2 million during 2001 from $51.8 million during 2000. The increase was attributable to increased personnel and other administrative and selling expenses associated with business acquisitions completed during 2001 and 2000 as well as increased activity in our business segments.

Depreciation and amortization increased by $36.6 million, or 70%, to $88.8 million during 2001 compared to $52.2 million during 2000. The increase in depreciation was due to the additions to the rental fleet that were partially offset by an approximately $12 million decrease in depreciation as a result of the sale of compression equipment into the equipment leases in March, August and October 2000 and in August 2001. The increase in amortization of approximately $6.5 million was due to additional goodwill recorded from business acquisitions completed during 2001 and 2000.

After a review of the estimated economic lives of our compression fleet, on July 1, 2001 we changed our estimates of the useful life of certain compression equipment to range from 15 to 30 years instead of a 15-year depreciable life. The new estimated lives were based upon the different types of compressors in our rental fleet rather than a blanket life applied to all compressors and more accurately reflected the economic lives of the compressors. The effect of this change in estimates on the year ended December 31, 2001 was a decrease in depreciation expense of approximately $5 million and an increase in net income of approximately $3.1 million ($0.04 per share).

We incurred leasing expenses of $78.0 million during 2001 compared to $45.5 million during 2000. The increase of $32.5 million resulted from the additional equipment leases entered into in 2001 and 2000 and the unrealized loss of $7.6 million recorded related to the change in fair value of two of our interest rate swaps.

Interest expense increased by $8.9 million to $23.9 million during 2001 from $15.0 million for 2000. The increase in interest expense is due to higher levels of outstanding debt partially offset by lower effective interest rates.

Foreign currency translation expense for the year ended December 31, 2001 was $6.7 million, primarily due to our operations in Argentina and Venezuela. Due to the currency exposure in Argentina and Venezuela, we recorded an exchange loss during 2001 of approximately $5.2 million and $1.2 million, respectively, for assets exposed to currency translation risk in these countries.

Other expenses during 2001 were $9.7 million, which included a $2.7 million bridge loan commitment fee associated with our acquisition of POC, a $5.0 million write-down of an investment in Aurion Technologies, Inc., a $1.0 million litigation settlement and $1.0 million in other non-operating expenses.

Income Taxes

The provision for income taxes increased by $14.6 million, or 53%, to $42.4 million during 2001 from $27.8 million during 2000. The increase resulted primarily from the corresponding increase in income before income taxes. The average effective income tax rates during 2001 and 2000 were 37.8% and 37.1%, respectively.

Net Income

Net income increased $22.8 million, or 46%, to $72.4 million during 2001 from $49.6 million during 2000 due to the increase in revenues and gross profits discussed above.

Leasing Transactions and Accounting Change for FIN 46

We are the lessee in five transactions involving the sale of compression equipment by us to special purpose entities, which in turn lease the equipment back to us. At the time we entered into the leases, these transactions had a number of advantages over other sources of capital then available to us. The sale leaseback transactions (1) enabled us to affordably extend the duration of our financing arrangements and (2) reduced our cost of capital.

Prior to our first sale leaseback transaction in 1998, we financed our growth in compression assets by drawing down on our bank credit facility with a commercial bank. While highly flexible and well priced, the bank credit facility represented a short-term funding strategy to finance long-term assets. Sale leaseback transactions can reduce refinancing risk by extending the duration of our capital commitments.

Sale leaseback transactions also provided capital to us at a lower cost compared to other sources then available to us. Lenders to the special purpose entities did not require as high a rate of interest because their capital risk was mitigated by a perfected, first priority security interest in the compression equipment, as well as a residual value guarantee provided by us. The reduced capital risk associated with our sale leaseback transactions had the effect of reducing our leasing expense as compared to an unsecured borrowing. We will continue to evaluate sale leaseback transactions as well as consider other forms of financing for cost effectiveness as future capital needs arise.

We also believe that the sale leaseback transactions represent a source of capital in addition to the commercial bank financing that we traditionally use. This diversification of our capital sources has broadened our access to capital and allowed us to expand our operations.

In August 2001 and in connection with the acquisition of POC, we completed two sale leaseback transactions involving certain compression equipment. Concurrent with these transactions, we exercised our purchase option under our July 1998 operating lease for $200 million. Under one sale leaseback transaction, we received $309.3 million in proceeds from the sale of certain compression equipment. Under the second sale leaseback transaction, we received $257.8 million in proceeds from the sale of additional compression equipment. Under the first transaction, the equipment was sold and leased back by us for a seven-year period and will continue to be deployed by us in the normal course of our business. The agreement calls for semi-annual rental payments of approximately $12.8 million in addition to quarterly rental payments of approximately $0.2 million. Under the second transaction, the equipment was sold and leased back by us for a ten-year period and will continue to be deployed by us in the normal course of our business. The agreement calls for semi-annual rental payments of approximately $10.9 million in addition to quarterly rental payments of approximately $0.2 million. We have options to repurchase the equipment under certain conditions as defined by the lease agreements. Through September 30, 2003, we incurred transaction costs of approximately $18.6 million related to these transactions. These costs are included in intangible and other assets and are being amortized over the respective lease terms.

In October 2000, we completed a $172.6 million sale leaseback transaction of compression equipment. In March 2000, we entered into a separate $200 million sale leaseback transaction involving certain compression equipment. Under the March transaction, we received proceeds of $100 million from the sale of compression equipment at the first closing in March 2000, and in August 2000, we completed the second half of the equipment lease and received an additional $100 million for the sale of additional compression equipment. In June 1999, we completed a $200 million sale leaseback transaction involving certain compression equipment. Under our 1999 and 2000 lease agreements, the equipment was sold and leased back by us for a five-year term and will be used by us in our business. We have options to repurchase the equipment under the 2000 and 1999 leases, subject to certain conditions set forth in these lease agreements. The lease agreements call for variable quarterly payments that fluctuate with the London Interbank Offering Rate and have covenant restrictions similar to our bank credit facility. We incurred an aggregate of approximately $7.5 million in transaction costs for the leases entered into in 2000 and 1999, which are included in intangible and other assets on the balance sheet and are being amortized over the respective lease terms of the respective transactions.

The following table summarizes as of September 30, 2003 the proceeds, residual guarantee (maximum exposure to loss) and lease termination date for equipment leases:

Lease	Sale Proceeds	Residual Value Guarantee	Lease Termination Date
	(In thousands)
June 1999	$200,000	$166,000	June 2004
March and August 2000	200,000	166,000	March 2005
October 2000	172,589	142,299	October 2005
August 2001	309,300	232,000	September 2008
August 2001	257,750	175,000	September 2011

We made residual value guarantees under the lease agreements that are due upon termination of the leases and which may be satisfied by a cash payment or the exercise of our equipment purchase options under the terms of the lease agreements. The residual value guarantees and other lease terms, which are based on negotiation between us and third-party lessors, were supported by equipment appraisals and analysis.

In connection with the compression equipment leases entered into in August 2001, we were obligated to prepare registration statements and complete an exchange offer to enable the holders of the notes issued by the lessors to exchange their notes with notes registered under the Securities Act of 1933. Because of the restatement of our financial statements, the exchange offer was not completed pursuant to the time line required by the agreements related to the compression equipment lease obligations and we were required to pay additional lease expense in an amount equal to $105,600 per week until the exchange offering was completed. The additional lease expense began accruing on January 28, 2002 and increased our lease expense by $5.1 million during 2002. The registration statements became effective in February 2003. The exchange offer was completed and the requirement to pay the additional lease expense ended on March 13, 2003.

In February 2003, we executed an amendment to our bank credit facility and the compression equipment leases entered into in 1999 and 2000. See “—Liquidity and Capital Resources.”

Prior to July 1, 2003, these five lease transactions were recorded as a sale and leaseback of the compression equipment and were treated as operating leases for financial reporting purposes. On July 1, 2003, we adopted the provisions of FIN 46 as they relate to the special purpose entities that lease compression equipment to us. As a result of the adoption, we added approximately $1,089 million in compressor equipment assets, $192.3 million of accumulated depreciation (including approximately $58.6 million of accumulated depreciation related to periods before the sale and leaseback of the equipment), $1,105.0 million in debt and $34.6 million in minority interest obligations to our balance sheet, and we reversed $108.8 million of deferred gains that were recorded on our balance sheet as a result of the sale leaseback transactions. On July 1, 2003, we recorded a $133.7 million charge ($86.9 million net of tax) to record the cumulative effect from the adoption of FIN 46 related to prior period depreciation of the compression equipment assets. Additionally, we estimate that we will record approximately $17 million per year in additional depreciation expense on our leased compression equipment as a result of the inclusion of the compression equipment on our balance sheet and will also record the payments made under our compression equipment leases as interest expense. As of September 30, 2003, the compression assets that are owned by the entities that lease equipment to us but are now included in property, plant and equipment in our consolidated financial statements had a net book value of approximately $983.3 million, including improvements made to these assets after the sale leaseback transactions.

Liquidity and Capital Resources

Our cash balance amounted to $33.5 million at September 30, 2003 compared to $19.0 million at December 31, 2002. Our principal source of cash during the nine months ended September 30, 2003 was approximately $85.3 million in cash flow from operations. Principal uses of cash during the nine months ended September 30, 2003 were capital expenditures of $105.2 million.

Working capital decreased to $55.7 million at September 30, 2003 from $212.1 million at December 31, 2002. The decrease in working capital was primarily due to the reclassification of our $194 million 1999A equipment lease note, which matures in June 2004, to current debt. This obligation was recorded on our balance sheet in July 2003 upon consolidation of the entities which lease equipment to us when we adopted FIN 46 for our sale leaseback transactions.

We invested $105.2 million in property, plant and equipment during the nine months ended September 30, 2003, primarily for international rental projects and maintenance capital. As of September 30, 2003, we had approximately 3,508,000 horsepower in the rental fleet with approximately 2,583,000 horsepower domestically and approximately 925,000 horsepower in the international rental fleet.

Working capital decreased to $212.1 million at December 31, 2002 from $275.1 million at December 31, 2001, primarily as a result of a reduction in accounts receivable related to lower operating levels in the fourth quarter of 2002 compared to the fourth quarter of 2001. We invested $250.2 million in property, plant and equipment in 2002 and added approximately 37,000 net horsepower to our rental fleet.

In February 2003, we executed an amendment to our bank credit facility and the agreements related to certain of our compression equipment lease obligations that we entered into in 1999 and 2000. The amendment, which was effective as of December 31, 2002, modified certain financial covenants to allow us greater flexibility in accessing the capacity under the bank credit facility to support our short-term liquidity needs. In addition, at the higher end of our permitted consolidated leverage ratio, the amendment increased the commitment fee under the bank credit facility by 0.125% and increased the interest rate margins used to calculate the applicable interest rates under all of the agreements by up to 0.75%. Any increase in our interest costs as a result of the amendment as compared to the bank credit facility prior to the amendment depends on our consolidated leverage ratio at the end of each quarter, the amount of indebtedness outstanding and the interest rate quoted for the benchmark selected by us. As part of the amendment, we granted the lenders under these agreements a security interest in the inventory, equipment and certain other property of Hanover and its domestic subsidiaries, and pledged 66% of the equity interest in certain of our foreign subsidiaries. This amendment also restricts our capital spending to $200 million in 2003. In consideration for obtaining the amendment, we agreed to pay approximately $1.8 million in fees to the lenders under these agreements.

Our bank credit facility as so amended provides for a $350 million revolving credit facility that matures on November 30, 2004. Advances bear interest at (a) the greater of the administrative agent’s prime rate, the federal funds effective rate, or the base CD rate, or (b) a eurodollar rate, plus, in each case, a specified margin (3.4% and 3.2% weighted average interest rate at September 30, 2003 and December 31, 2002, respectively). A commitment fee based upon a percentage of the average available commitment is payable quarterly to the lenders participating in the bank credit facility. This fee ranges from 0.25% to 0.50% per annum and fluctuates with our consolidated leverage ratio. In addition to the drawn balance on our bank credit facility, as of September 30, 2003, we had $71.7 million in letters of credit outstanding under the bank credit facility. Our bank credit facility contains certain financial covenants and limitations on, among other things, indebtedness, liens, leases and sales of assets. Our bank credit facility also limits the payment of cash dividends on our common stock to 25% of our net income for the period from December 1, 2001 through November 30, 2004.

As of September 30, 2003, we were in compliance with all material covenants and other requirements set forth in our bank credit facility, agreements related to our compression equipment lease obligations and indentures. Giving effect to the covenant limitations in our bank credit facility, the liquidity available under that facility as of September 30, 2003 was approximately $25 million. Our cash balance amounted to $33.5 million at September 30, 2003. Because our bank credit facility will mature in November 2004, it will be reported as a current liability on our balance sheet for the year ended December 31, 2003, if not amended or replaced prior to such date.

While there is no assurance, we believe based on our current projections that we will be in compliance with the financial covenants in our bank credit facility and the agreements related to our compression equipment lease obligations at December 31, 2003, although, with respect to certain of the covenants, a relatively small change in our actual results as compared to our current projections could cause us not to be in compliance with such covenants.

Under the February 2003 amendment, certain of the financial covenants contained in our bank credit facility and the agreements related to certain of our compression equipment lease obligations revert back to more restrictive covenants with which we must be in compliance at the end of each fiscal quarter ending after December 31, 2003, or we will be in default under the bank credit facility. With respect to the more restrictive financial covenants that will be in effect for the quarter ending March 31, 2004, if our bank credit facility is not amended or replaced by such date, we believe based on our current projections that we would probably not be in compliance with such covenants at such date. However, we currently have bank commitments totaling $345 million for the Proposed Bank Credit Facility with different and/or less restrictive covenants which would apply to us upon closing of the Proposed Bank Credit Facility. While there is no assurance, we believe based on our current projections that we will be in compliance with the financial covenants contained in the Proposed Bank Credit Facility at December 31, 2003 and March 31, 2004.

The bank commitments under the Proposed Bank Credit Facility expire on December 31, 2003, and if we do not close the Proposed Bank Credit Facility prior to that date, we will have to request that the banks extend their commitments. There is no assurance that the banks will extend their commitments on the same terms or at all. In addition, the closing of this Proposed Bank Credit Facility is contingent on the finalization of documentation, the contemporaneous or earlier closing of at least $275 million of specified new financings to refinance a portion of our existing indebtedness and satisfaction of other customary conditions. There is no assurance that we will be able to satisfy all the conditions to close the Proposed Bank Credit Facility, including in particular the requirement to effect at least $275 million of new financings on required terms. If we are not able to close the Proposed Bank Credit Facility on a timely basis, then we expect to seek an amendment or waiver of the applicable financial covenants in our existing agreements. Although we believe we would be able to obtain a satisfactory amendment or waiver, there is no assurance we will be able to do so. Such an amendment or waiver could impose additional restrictions on us and could involve additional fees payable to the banks, which could be significant. If we are unable to meet the applicable financial covenants under our bank credit facility and we fail to obtain an amendment or waiver with respect thereto, then we could be in default under our bank credit facility and certain of our agreements related to our compression equipment lease obligations and other debt. A default under our bank credit facility or these agreements would trigger cross-default provisions under the agreements relating to certain of our other debt obligations. Such defaults would have a material adverse effect on our liquidity, financial position and operations.

We may carry out new customer projects through rental fleet additions and other related capital expenditures. We generally invest funds necessary to make these rental fleet additions when our idle equipment cannot economically fulfill a project’s requirements and the new equipment expenditure is matched with long-term contracts whose expected economic terms exceed our return on capital targets. During 2003, we plan to spend approximately $150 to $175 million on capital expenditures including (1) rental equipment fleet additions, (2) approximately $60 million on equipment overhauls and other maintenance capital and (3) our additional $15 million investment in Belleli. The February 2003 amendment to our bank credit facility restricts our capital spending to $200 million in 2003. We expect that our 2003 capital spending, net of proceeds from equipment sales and excluding our additional $15 million investment in Belleli, will be within operating cash flows, excluding working capital needs. As a result of our agreement to settle the securities-related litigation, we will be required to pay approximately $5.0 million in estimated expenses over the next 12 months in addition to the amount held in escrow and reported as restricted cash on our condensed consolidated balance sheet. Historically, we have funded our capital requirements with a combination of internally generated cash flow, borrowing under a bank credit facility, sale leaseback transactions, raising additional equity and issuing long-term debt.

We believe that cash flow from operations and borrowing under our bank credit facility will provide us with adequate capital resources to fund our estimated level of capital expenditures through December 31, 2003, and, if closed, the Proposed Bank Credit Facility, together with the financings contemplated by that facility and cash flow from operations will provide us adequate capital resources to fund our estimated level of capital expenditures for the near term. Since capital expenditures are largely discretionary, we believe we would be able to significantly reduce them, in a reasonably short time frame, if expected cash flows from operations were not realized. As of September 30, 2003, we had approximately $172.0 million in borrowings and approximately $71.7 million in letters of credit outstanding on bank credit facility (3.4% weighted average effective rate at September 30, 2003). The letters of credit expire between 2003 and 2007. Our bank credit facility permits us to incur indebtedness, subject to covenant limitations described above, up to a $350 million credit limit, plus, in addition to certain other indebtedness, an additional $300 million in subordinated unsecured indebtedness and $125 million of other unsecured indebtedness. In addition, our bank credit facility permits us to enter into future sale leaseback transactions with respect to equipment having a value not in excess of $300 million.

In addition to purchase money and similar obligations, the indentures and the agreements related to our compression equipment lease obligations for our 2001A and 2001B sale leaseback transactions permit us to incur indebtedness up to the $350 million credit limit under our bank credit facility, plus (1) an additional $75 million in unsecured indebtedness and (2) any additional indebtedness so long as, after incurring such indebtedness, our ratio of the sum of consolidated net income before interest expense, income taxes, depreciation expense, amortization of intangibles, certain other non-cash charges and rental expense to total fixed charges (all as defined and adjusted by the agreements), or our “coverage ratio,” is greater than 2.25 to 1.0 and no default or event of default has occurred or would occur as a consequence of incurring such additional indebtedness and the application of the proceeds thereon. The indentures and agreements related to our compression equipment lease obligations for our 2001A and 2001B sale leaseback transactions define indebtedness to include the present value of our rental obligations under sale leaseback transactions and under facilities similar to our compression equipment operating leases. As of September 30, 2003, Hanover’s coverage ratio was less than 2.25 to 1.0 and therefore as of such date we could not incur indebtedness other than under our bank credit facility and up to an additional $75 million in unsecured indebtedness and certain other permitted indebtedness, including certain refinancing indebtedness. We believe the Proposed Bank Credit Facility is within the types of refinancing indebtedness allowed under these agreements.

In February 2003, Moody’s announced that it had downgraded by one grade our senior implied credit rating, our 4.75% Convertible Senior Notes rating and our 7.25% Mandatorily Redeemable Convertible Preferred Securities rating to Ba3, B2 and B3, respectively, and Standard & Poor’s announced that it had lowered our corporate credit rating to BB-. In addition, both rating agencies placed us on negative watch. In June 2003, Standard & Poor’s assigned a B- rating to the notes being offered pursuant to this prospectus supplement. In July 2003, Moody’s confirmed the credit ratings set forth above and assigned a B3 rating to the notes being offered pursuant to this prospectus supplement. Both credit rating agencies retained our negative watch status. We are currently in the process of updating the credit rating agencies for our third quarter results and have requested them to confirm their ratings. We do not have any credit rating downgrade provisions in our debt agreements or the agreements related to our compression equipment lease obligations that would accelerate their maturity dates. However, a downgrade in our credit rating could materially and adversely affect our ability to renew existing, or obtain access to new, credit facilities in the future and could increase the cost of such facilities. Should this occur, we might seek alternative sources of funding.

In May 2003, we entered into an agreement with Schlumberger to modify the $150 million subordinated note and payment terms of a $58 million contingent liability. See “—Recent Events—PIGAP II Restructuring and the Notes Offered Hereby.”

In June 2003, we filed a shelf registration statement with the SEC pursuant to which we may from time to time publicly offer equity, debt or other securities in an aggregate amount not to exceed $700 million. The shelf registration statement was subsequently declared effective by the SEC on                 , 2003. Subject to market conditions, the shelf registration statement will be available to offer one or more series of debt or other securities, the proceeds of which may be used to refinance a portion of our existing indebtedness. We cannot be sure that we will be able to complete such offerings of debt or other securities.

As part of our business, we are a party to various financial guarantees, performance guarantees and other contractual commitments to extend guarantees of credit and other assistance to various subsidiaries, investees and other third parties. To varying degrees, these guarantees involve elements of performance and credit risk, which are not included on our consolidated balance sheet. The possibility of our having to honor our contingencies is largely dependent upon future operations of various subsidiaries, investees and other third parties, or the occurrence of certain future events. We would record a reserve for these guarantees if events occurred that required that one be established. For a description of certain guarantees that are not reflected on our consolidated balance sheet, see Note 19 to the consolidated financial statements for the year ended December 31, 2002 and Note 9 to the consolidated financial statements for the nine months ended September 30, 2003 included in this prospectus supplement.

The following summarizes our contractual obligations at December 31, 2002 and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

	Total	2003	2004- 2005	2006- 2007	Thereafter
	(In thousands)
Contractual Obligations:
4.75% convertible senior notes due 2008	$192,000	$—	$—	$—	$192,000
Bank credit facility	156,500	—	156,500	—	—
Other debt(1)	206,444	33,741	171,428	735	540
Other contractual obligations(2)	60,740	60,740	—	—	—
Mandatorily redeemable convertible preferred securities	86,250	—	—	—	86,250
Compression equipment operating leases	420,964	83,703	138,750	97,975	100,536
Residual guarantees under compression equipment operating leases(3)	881,299	—	474,299	—	407,000
Facilities and other equipment operating leases	12,379	4,947	6,616	683	133

Total contractual cash obligations	$2,016,576	$183,131	$947,593	$99,393	$786,459

(1)	In connection with the POC acquisition on August 31, 2001, we issued a $150 million subordinated acquisition note to Schlumberger, which would have matured December 15, 2005. Interest on the note accrued and was payable-in-kind at the rate of 8.5% annually for the first six months after issuance and would have periodically increased in increments of 1% to 2% per annum to a maximum interest rate 42 months after issuance of 15.5%. In the event of an event of default under note, interest would have accrued at a rate of 2% above the then applicable rate. The note was subordinated to all of our debt other than debt to fund future acquisitions. In May 2003, we agreed with Schlumberger to restructure the note as the zero coupon subordinated notes due March 31, 2007, which notes are being offered by Schlumberger pursuant to this prospectus supplement and the accompanying prospectus. See “Description of Notes” in the accompanying prospectus.
(2)	As of December 31, 2002, we were required to pay $58.0 million plus accrued interest to Schlumberger upon obtaining financing of a South American joint venture, a minority interest of which was acquired by us in the acquisition of POC. Prior to the modification in May 2003, the $58.0 million obligation was previously accounted for as a contingent liability in our balance sheet. Because the joint venture failed to obtain the financing on or before December 31, 2002, we had the right to put our interest in the joint venture back to Schlumberger Surenco in exchange for a return of the purchase price allocated to the joint venture, plus the net amount of any capital contributions by us to the joint venture. In May 2003, we agreed with Schlumberger Surenco to modify the repayment terms of the $58.0 million obligation in the form of a non-recourse note payable by Hanover Cayman Limited, our indirect wholly owned consolidated subsidiary, with a 6% interest rate compounding semi-annually. In October 2003, the PIGAP II joint venture closed on the project’s financing and distributed approximately $78.5 million to Hanover, of which approximately $59.9 million was used to pay off the non-recourse note.

(3)	We are a guarantor of approximately $881 million of debt associated with the special purpose entities with which we entered into sale leaseback transactions. The amount of these guarantees is equal to the amount of the residual value guarantees under the compression equipment lease agreements. The table below summarizes the compression equipment lease obligations that we recorded on our Consolidated Balance Sheet on July 1, 2003. See “—Leasing Transactions and Accounting Change for FIN 46.”

	Total	2003	2004-2005	2006-2007	Thereafter
	(In thousands)
Compression Equipment Obligations:
1999A equipment lease notes	$194,000	$—	$194,000	$—	$—
2000A equipment lease notes	193,600	—	193,600	—	—
2000B equipment lease notes	167,411	—	167,411	—	—
2001A equipment lease notes	300,000	—	—	—	300,000
2001B equipment lease notes	250,000	—	—	—	250,000
Minority interest	34,628	—	17,578	—	17,050

Total compression equipment lease obligations	$1,139,639	$—	$572,589	$—	$567,050

We use derivative financial instruments to minimize the risks and/or costs associated with financial and global operating activities by managing our exposure to interest rate fluctuation on a portion of our variable rate debt and leasing obligations. We do not use derivative financial instruments for trading or other speculative purposes. The cash flow from hedges is classified in our consolidated statements of cash flows under the same category as the cash flows from the underlying assets, liabilities or anticipated transactions.

We adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 137 and SFAS 138, effective January 1, 2001. SFAS 133 requires that all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the balance sheet at fair value, and that changes in such fair values be recognized in earnings unless specific hedging criteria are met. Changes in the values of derivatives that meet these hedging criteria will ultimately offset related earnings effects of the hedged item pending recognition in earnings. Prior to 2001, we entered into two interest rate swaps with notional amounts of $75 million and $125 million and strike rates of 5.51% and 5.56%, respectively. These swaps were to expire in July 2001; however, they were extended for an additional two years at the option of the swap counterparty and expired in July 2003. The difference paid or received on the swap transactions was recorded as an accrued liability and recognized in leasing expense in all periods before July 1, 2003, and in interest expense thereafter. Because management decided not to designate the interest rate swaps as hedges at the time they were extended by the counterparty, we recognized an unrealized gain of approximately $3.2 million and an unrealized loss of approximately $7.6 million related to the change in the fair value of these interest rate swaps in lease expense in our statement of operations during the years ended December 31, 2002 and 2001, respectively. In addition, we recognized unrealized gains of approximately $4.1 million and $1.5 million related to the change in the fair value of these interest rate swaps in lease expense in our statement of operations during the nine months ended September 30, 2003 and 2002, respectively, and recognized an unrealized gain of approximately $0.5 million in interest expense during the three months ended September 30, 2003. Prior to July 1, 2003, these amounts were reported as “Change in fair value of derivative financial instruments” in our consolidated statement of operations. We have reclassified these amounts as interest and lease expense to conform to the 2003 financial statement classification. The fair value of these interest rate swaps fluctuated with changes in interest rates over their terms and the fluctuations were recorded in our statement of operations.

During the second quarter of 2001, we entered into three additional interest rate swaps to convert variable lease payments under certain lease arrangements to fixed payments as follows:

Lease	Maturity Date	Strike Rate	Notional Amount
March 2000	March 11, 2005	5.2550%	$100,000,000
August 2000	March 11, 2005	5.2725%	$100,000,000
October 2000	October 26, 2005	5.3975%	$100,000,000

These three swaps, which we have designated as cash flow hedging instruments, meet the specific hedge criteria and any changes in their fair values have been recognized in other comprehensive income. During the nine months ended September 30, 2003 and 2002, we recorded income of approximately $4.3 million and a loss of $13.6 million, respectively, related to these three swaps ($2.8 million and $8.8 million, net of tax) in other comprehensive income. During the years ended December 31, 2002 and 2001, we recorded a loss of approximately $13.6 million and $9.3 million, respectively, related to these three swaps ($8.9 million and $6.1 million, net of tax) in other comprehensive income. As of September 30, 2003, a total of approximately $12.2 million was recorded in current liabilities and approximately $6.5 million in long-term liabilities with respect to the fair value adjustment related to these three swaps.

The counterparties to the interest rate swap agreements are major international financial institutions. We continually monitor the credit quality of these financial institutions and do not expect non-performance by any counterparty, although such non-performance could have a material adverse effect on us.

In January 2002, Argentina devalued its peso against the U.S. dollar and imposed significant restrictions on fund transfers internally and outside the country. In addition, the Argentine government enacted regulations to temporarily prohibit enforcement of contracts with exchange rate-based purchase price adjustments. Instead, payment under such contracts could either be made at an exchange rate negotiated by the parties or, if no such agreement were reached, a preliminary payment could be made based on a one dollar to one peso equivalent pending a final agreement. The Argentine government also required the parties to such contracts to renegotiate the price terms within 180 business days of the devaluation. We have renegotiated all of our agreements in Argentina. As a result of these negotiations, we received approximately $11.2 million in reimbursements in 2002 and $0.7 million in the first nine months of 2003. During the nine months ended September 30, 2002, we recorded an exchange loss of approximately $11.9 million for assets exposed to currency translation in Argentina. For the nine months ended September 30, 2003, our Argentine operations represented approximately 5% of our revenue and 9% of our gross margin. During the year ended December 31, 2002, we recorded an exchange loss of approximately $9.9 million for assets exposed to currency translation in Argentina. For the year ended December 31, 2002, our Argentine operations represented approximately 5% of our revenue and 7% of our gross margin. The economic situation in Argentina is subject to change. To the extent that the situation in Argentina deteriorates, exchange controls continue in place and the value of the peso against the dollar is reduced further, our results of operations in Argentina could be materially and adversely affected which could result in reductions in our net income.

In addition, during the nine months ended September 30, 2002, we recorded an exchange loss of approximately $1.9 million for assets exposed to currency translation in Venezuela and recorded a translation gain of approximately $0.5 million for all other countries. For the nine months ended September 30, 2003, our Venezuelan operations represented approximately 11% of our revenue and 18% of our gross margin. During the year ended December 31, 2002, we recorded an exchange loss of approximately $5.8 million for assets exposed to currency translation in Venezuela. For the year ended December 31, 2002, our Venezuelan operations represented approximately 10% of our revenue and 17% of our gross margin. At September 30, 2003, we had approximately $25.0 million in accounts receivable related to our Venezuelan operations.

In December 2002, opponents of Venezuelan President Hugo Chávez initiated a country-wide strike by workers of the national oil company in Venezuela. This strike, a two-month walkout, had a significant negative impact on Venezuela’s economy and temporarily shut down a substantial portion of Venezuela’s oil industry. As a result of the strike, Venezuela’s oil production has dropped substantially. In addition, exchange controls have been put in place which put limitations on the amount of Venezuelan currency that can be exchanged for foreign currency by businesses operating inside Venezuela. In May 2003, after six months of negotiation, the Organization of the American States brokered an agreement between the Venezuelan government and its opponents. Although the accord does offer the prospect of stabilizing Venezuela’s economy, if another national strike is staged, talks of a settlement break down, exchange controls remain in place, or economic conditions in Venezuela continue to deteriorate, our results of operations in Venezuela could be materially and adversely affected, which could result in reductions in our net income. As a result of the disruption in our operations in Venezuela, during the fourth quarter of 2002, our international rental revenues decreased by approximately $2.7 million. In the nine months ended September 30, 2003, we recognized approximately $2.7 million of billings to Venezuelan customers that were not recognized in 2002 due to concerns about the ultimate receipt of those revenues.

New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). Under SFAS 142, amortization of goodwill over an estimated useful life was discontinued. Instead, goodwill is now reviewed for impairment annually or whenever events indicate impairment may have occurred. The standard also requires acquired intangible assets to be recognized separately and amortized as appropriate. SFAS 142 was effective for us on January 1, 2002. The adoption of SFAS 142 affects financial statements for periods commencing on or after January 1, 2002, due to the discontinuation of goodwill amortization expense. For the year ended December 31, 2001, goodwill amortization expense was approximately $11.6 million.

The transition provisions of SFAS 142 required us to identify our reporting units and perform an initial impairment assessment of the goodwill attributable to each reporting unit as of January 1, 2002. We performed our initial impairment assessment and determined that our reporting units are the same as our business segments and that no impairment existed as of January 1, 2002. However, due to a downturn in our business and changes in the business environment in which we operate, we completed an additional impairment analysis as of June 30, 2002. As a result of the test performed as of June 30, 2002, we recorded an estimated $47.5 million impairment of goodwill attributable to our production and processing equipment fabrication business unit. The second step of the goodwill impairment test required us to allocate the fair value of the reporting unit to the production and processing equipment businesses’ assets. We performed the second step of the goodwill impairment test in the third quarter of 2002 and determined that no adjustment to the impairment, recorded in the second quarter, was required. The fair value of reporting units was estimated using a combination of the expected present value of future cash flows and the market approach, which uses actual market sales. In the fourth quarter of 2002, we recorded a $4.6 million goodwill impairment related to our pump division, which we expect to sell in 2003 or early 2004. The table below presents the carrying amount of goodwill (in thousands):

	At September 30, 2003	At December 31, 2002
Domestic rentals	$97,265	$94,655
International rentals	34,786	34,659
Parts, service and used equipment	32,691	32,691
Compressor and accessory fabrication	14,573	14,573
Production and processing equipment fabrication	26,032	3,941

Total	$205,347	$180,519

Our net income and earnings per share, adjusted to exclude goodwill amortization expense, for the 12 months ended December 31, 2001 and 2000 are as follows:

	2001 (Restated)	2000 (Restated)
	(In thousands, except per share data)
Net income	$72,413	$49,639
Goodwill amortization, net of tax	8,846	4,280

Adjusted net income	$81,259	$53,919

Basic earnings per share, as reported	$1.00	$0.80
Goodwill amortization, net of tax	0.12	0.07

Adjusted basic earnings per share	$1.12	$0.87

Diluted earnings per share, as reported	$0.94	$0.75
Goodwill amortization, net of tax	0.11	0.06

Adjusted diluted earnings per share	$1.05	$0.81

In June 2001, the FASB issued SFAS 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets” (“SFAS 143”). SFAS 143 establishes the accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. SFAS 143 became effective for Hanover on January 1, 2003. The adoption of this new standard did not have a material effect on our consolidated results of operations, cash flows or financial position.

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). SFAS 145 updates, clarifies and simplifies existing accounting pronouncements. Provisions of SFAS 145 related to the rescission of Statement 4 became effective for us on January 1, 2003. The provisions of SFAS 145 related to SFAS 13 are effective for transactions occurring after May 15, 2002. We have adopted the provisions of the new standard, which had no material effect on our consolidated results of operations, cash flows or financial position.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which addresses accounting for restructuring and similar costs. SFAS 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue (“EITF”) No. 94-3. We adopted the provision of SFAS 146 for restructuring activities initiated after December 31, 2002, which had no material effect on our financial statements. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 became effective for interim periods beginning after June 15, 2003. We have adopted the provisions of EITF 00-21, which did not have a material effect on our consolidated results of operations, cash flow or financial position.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”,

which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The adoption of the provisions of this interpretation did not have a material effect on our consolidated results of operations, cash flow or financial position.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”). SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS 148 were effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. We have adopted the disclosure provisions that are included within the consolidated financial statements included in this prospectus supplement.

In January 2003, the FASB issued FIN 46. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved by means other than through voting rights and the determination of when and which business enterprise should consolidate the VIE in its financial statements. FIN 46 applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. On October 8, 2003, the FASB provided a deferral of the latest date by which all public companies must adopt FIN 46. The deferral provides that FIN 46 be applied, at the latest, to the first reporting period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. In addition, the deferral allowed companies to elect to adopt early the provisions of FIN 46 for some, but not all, of the variable interest entities they own.

Prior to July 1, 2003, we entered into five lease transactions that were recorded as a sale and leaseback of the compression equipment and were treated as operating leases for financial reporting purposes. On July 1, 2003, we adopted the provisions of FIN 46 as they relate to the special purpose entities that lease compression equipment to us. As a result of the adoption, we added approximately $1,089 million in compressor equipment assets, $192.3 million of accumulated depreciation (including approximately $58.6 million of accumulated depreciation related to periods before the sale and leaseback of the equipment), $1,105.0 million in debt and $34.6 million in minority interest obligations to our balance sheet, and we reversed $108.8 million of deferred gains that were recorded on our balance sheet as a result of the sale leaseback transactions. On July 1, 2003, we recorded a $133.7 million charge ($86.9 million net of tax) to record the cumulative effect from the adoption of FIN 46 related to prior period depreciation of the compression equipment assets. Additionally, we estimate that we will record approximately $17 million per year in additional depreciation expense on our leased compression equipment as a result of the inclusion of the compression equipment on our balance sheet and will also record the payments made under our compression equipment leases as interest expense. As of September 30, 2003, the compression assets that are owned by the entities that lease equipment to us but are now included in property, plant and equipment in our consolidated financial statements had a net book value of approximately $983.3 million, including improvements made to these assets after the sale leaseback transactions.

We have a consolidated subsidiary trust that has Mandatorily Redeemable Preferred Securities outstanding which have a liquidation value of $86.3 million. These securities are reported on our balance sheet as Mandatorily Redeemable Convertible Preferred Securities. The trust may be a VIE under FIN 46 because we only have a limited ability to make decisions about its activities and we may not be the primary beneficiary of the trust. If the trust is a VIE under FIN 46, the trust and the Mandatorily Redeemable Preferred Securities issued by the trust may no longer be reported on our balance sheet. Instead, we would report our subordinated notes payable to the trust as a liability. These intercompany notes have previously been eliminated in our consolidated financial statements. The above-described changes on our balance sheet would be reclassifications. Because we are still evaluating whether we will be required to make these reclassifications and other potential changes, if any, in connection with our adoption of FIN 46, we have not adopted the provisions of FIN 46 other than for the entities that lease compression equipment to us, as discussed above.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of SFAS 149 will be applied prospectively. We have adopted the provisions SFAS 149, which did not have a material effect on our consolidated results of operations, cash flow or financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for interim periods beginning after June 15, 2004. On November 7, the FASB issued Staff Position 150-4 that delayed the effective date for certain types of financial instruments. We do not believe the adoption of the guidance currently provided in SFAS 150 will have a material effect on our consolidated results of operations or cash flow. However, we may be required to classify as debt approximately $34.6 million in sale leaseback obligations that are currently reported as “Minority interest” on our condensed consolidated balance sheet pursuant to FIN 46. See “—Leasing Transactions and Accounting Change for FIN 46.”

These minority interest obligations represent the equity of the entities that lease compression equipment to us. In accordance with the provisions of our compression equipment lease obligations, the equity certificate holders are entitled to quarterly or semi-annual yield payments on the aggregate outstanding equity certificates. As of September 30, 2003, the yield rates on the outstanding equity certificates ranged from 4.4% to 9.5%. Equity certificate holders may receive a return of capital payment upon lease termination or our purchase of the leased compression equipment after full payment of all debt obligations of the entities that lease compression equipment to us. At September 30, 2003, the carrying value of the minority interest obligations approximated the fair market value of assets that would be required to be transferred to redeem the minority interest obligations.

Previous Restatements

April 2002 Restatement

In conjunction with a review of our joint ventures and other transactions conducted by counsel under the direction of the Audit Committee of our board of directors, we restated our financial statements for the year ended December 31, 2000. The net effect of the restatement made in April 2002 for the year ended December 31, 2000 was as follows: (1) a decrease in revenues of $37.7 million, from $603.8 million to $566.1 million; (2) a decrease in income before income taxes of $12.0 million, from $93.5 million to $81.5 million; (3) a decrease in net income of $7.5 million, from $58.7 million to $51.2 million; and (4) a decrease in earnings per common share of $0.12 basic and $0.11 diluted. See Note 22 to the consolidated financial statements for the year ended December 31, 2002 included in this prospectus supplement.

The transactions involved in the April 2002 restatement are: (1) the Cawthorne Channel project in Nigeria initially conducted through the Hampton Roads Shipping Investors II, L.L.C. joint venture; (2) the acquisition of two compressors in a non-monetary exchange transaction; (3) a compressor sale transaction; and (4) the sale of three turbine engines.

In connection with the restatement made in April 2002 for the year ended December 31, 2000, we also restated certain 2001 quarterly financial information previously reported. Our 2001 annual financial statements reflected the correction of entries that had been made in our previously issued quarterly financial statements for the first, second and third quarters of 2001. We had previously entered into the non-oil field power generation market, and we had agreed to sell certain turbines on extended credit and recognized revenues and the related profits at the time of the transactions. We had recorded $1.8 million of pre-tax income on a $16.1 million turbine sale in the second quarter of 2001 and had recorded $3.1 million of pre-tax income on a $16.9 million turbine sale in the third quarter of 2001. Upon further evaluation of the transactions in connection with the April 2002 restatement, we determined that each of these turbine sales failed to meet the criteria for recognition of revenue and determined that as a result such revenue should not have been recognized in 2001. We also determined that selling, general and administrative expenses had been understated by $0.5 million and $2.0 million for the three months and nine months ended September 30, 2001, respectively, and depreciation and amortization expenses had been understated by $0.5 million and $1.6 million for the three months and nine months ended September 30, 2001, respectively.

November 2002 Restatement

Subsequent to the April 2002 restatement, a special committee of the board of directors together with the Audit Committee and company management, aided by outside legal counsel, completed an extensive investigation of certain transactions recorded during 2001, 2000 and 1999, including those transactions restated by us in April 2002. As a result of this investigation, we determined, with the concurrence of our independent accountants, to restate our financial statements for several transactions, including one that was the subject of the April 2002 restatement. The net effect of this restatement for the year ended December 31, 2001 was as follows: (1) a decrease in revenues of $7.5 million, from $1,078.2 million to $1,070.7 million; (2) a decrease in income before income taxes of $0.4 million, from $117.4 million to $117.0 million; (3) a decrease in net income of $0.2 million, from $72.6 million to $72.4 million; and (4) a decrease in diluted earnings per common share of $0.01. The net effect of this restatement for the year ended December 31, 2000 was as follows: (1) a decrease in revenues of $3.3 million, from $566.1 million to $562.8 million; (2) a decrease in income before taxes of $2.5 million, from $81.5 million to $79.0 million; (3) a decrease in net income of $1.6 million, from $51.2 million to $49.6 million; and (4) a decrease in earnings per common share of $0.03 basic and $0.02 diluted. The net effect of this restatement for the year ended December 31, 1999 was as follows: (1) a decrease in revenues of $5.1 million, from $323.2 million to $318.1 million; (2) a decrease in income before income taxes of $3.1 million, from $63.6 million to $60.5 million; (3) a decrease in net income of $1.9 million, from $40.4 million to $38.5 million; and (4) a decrease in earnings per common share of $0.04 basic and $0.03 diluted. See Note 23 to the consolidated financial statements for the year ended December 31, 2002 included in this prospectus supplement.

The transactions involved in the November 2002 restatement are: (1) sale of compression and production equipment; (2) a delay penalty; (3) a turbine sale and purchase; (4) an agreement to provide technical assistance to an Indonesian company; (5) a scrap sale transaction; (6) the sale of certain used compression equipment; and (7) the recording of pre-acquisition revenues associated with a business acquired by us. In addition, we restated the following transactions by reversing their impact from the quarter originally recorded in 2000 and recording them in a subsequent quarter of 2000: (1) the sale of an interest in a power plant in Venezuela; (2) an agreement to provide services to a company ultimately acquired by Hanover; and (3) the sale of four used compressors. See Note 23 to the consolidated financial statements for the year ended December 31, 2002 included in this prospectus supplement.

Certain of these restatement adjustments are attributable to our businesses which are now classified as discontinued operations in the consolidated financial statements included in this prospectus supplement.

SEC Investigation and Securities Class Actions

Hanover and certain of its past and present officers and directors are named as defendants in a consolidated action pending in federal court that includes a putative securities class action, a putative class action arising under ERISA and derivative actions. In November 2002, the SEC issued a Formal Order of Private Investigation relating to us. The litigation and the SEC investigation relate principally to the matters involved in the transactions underlying the restatement of our financial statements. The plaintiffs in the private lawsuits allege, among other things, that we and the other defendants acted unlawfully and fraudulently in connection with those transactions and our original disclosures related to those transactions and thereby violated the antifraud provisions of the federal securities laws and the other defendants’ fiduciary duties to Hanover. Although the defendants have denied these allegations, there can be no assurance, if the litigation is not settled, that we would be successful in defending these claims. See “Business—Legal Proceedings.” Certain officers and directors involved directly and indirectly with the transactions underlying the restatements resigned, and we have made significant changes to our internal controls. See “Risk Factors—We are still in the process of improving our infrastructure capabilities, including our internal controls and procedures, which were strained by our rapid growth, to reduce the risk of future accounting and financial reporting problems.”

BUSINESS

General

We are a global market leader in the full service natural gas compression business and are also a leading provider of service, fabrication and equipment for oil and natural gas processing and transportation applications. We sell and rent this equipment and provide complete operation and maintenance services, including run-time guarantees, for both customer-owned equipment and our fleet of rental equipment. Founded in 1990, and a public company since 1997, our customers include both major and independent oil and gas producers and distributors as well as national oil and gas companies in the countries in which we operate. Our maintenance business, together with our parts and service business, provides solutions to customers that own their own compression and surface production and processing equipment but want to outsource their operations. We also fabricate compressor and oil and gas production and processing equipment and provide gas processing and treating, gas measurement and oilfield power generation services, primarily to our domestic and international customers as a complement to our compression services. In addition, through our ownership of Belleli, we provide engineering, procurement and construction services primarily related to the manufacturing of heavy wall reactors for refineries and construction of desalination plants, primarily for use in Europe and the Middle East.

We believe that we are currently the largest natural gas compression company in the United States on the basis of aggregate rental horsepower, with approximately 6,064 rental units in the United States having an aggregate capacity of approximately 2,583,000 horsepower at September 30, 2003. In addition, we estimate that we are one of the largest providers of compression services in the rapidly growing Latin American and Canadian markets, operating approximately 832 units internationally with approximately 925,000 horsepower at September 30, 2003. As of September 30, 2003, approximately 74% of our natural gas compression horsepower was located in the United States and approximately 26% was located elsewhere, primarily in Latin America and Canada.

Our products and services are essential to the production, processing, transportation and storage of natural gas and are provided primarily to energy producers and distributors of oil and natural gas. Our decentralized operating structure, technically experienced personnel and high-quality compressor fleet have allowed us to successfully provide reliable and timely customer service.

Industry Trends

We compete primarily in the market for transportable natural gas compression units of up to 4,500 horsepower. The market for rental compression has experienced significant growth over the past decade. Although recently we have not experienced any significant growth in rentals or purchases of equipment and services by our customers, which we believe is a result of the lack of a significant increase in U.S. natural gas production levels, we believe that the U.S. gas compression market will continue to grow due to the increased demand for natural gas, the continued aging of the natural gas reserve base and the attendant decline of wellhead pressures, the discovery of new reserves and the continuing interest in outsourcing compression by independent producers. However, because the majority of oil and gas reserves are located outside of the United States, we believe that international markets will be a primary source of our growth opportunities in the gas compression market in the years to come.

As of June 2003, the rental portion of the domestic gas compression market was estimated by industry sources to be approximately 5.0 million horsepower, which we estimate accounts for approximately 30% of aggregate U.S. horsepower, having doubled since 1996. Growth of the rental compression capacity in the U.S. market has been primarily driven by the trend toward outsourcing by energy producers and processors. We believe that outsourcing provides the customer greater financial and operating flexibility by minimizing the customer’s investment in equipment and enabling the customer to more efficiently resize their compression capabilities to meet changing reservoir conditions. In addition, we believe that outsourcing typically provides the customer with more timely and technically proficient service and maintenance, which often reduces operating costs. We believe growth opportunities for compressor rental and sales exist due to (1) increased worldwide energy consumption, (2) implementation of international environmental and conservation laws prohibiting the flaring of natural gas, which increases the need for gathering systems, (3) increased outsourcing by energy producers and processors, (4) the environmental soundness, economy and availability of natural gas as an alternative energy source and (5) continued aging of the worldwide natural gas reserve base and the attendant decline of wellhead pressures. The rental compression business is capital intensive, and our ability to take advantage of these growth opportunities may be limited by our ability to raise capital to fund our expansion. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in this prospectus supplement.

Competitive Strengths

We believe we have the following key competitive strengths:

•	Broad-Based Solutions Offering: We believe that we are the only company in our industry that offers both outsourced rental, as well as the sale of, compression and oil and gas production and processing equipment and related services. Our services include complete operation and maintenance services, including run-time guarantees, for both customer-owned equipment and our fleet of rental equipment as well as engineering and product design, fabrication, installation, customer service and after-market support. Our global customer base consists of U.S. and international companies engaged in all aspects of the oil and gas industry, including major integrated oil and gas companies, national oil and gas companies, independent producers and natural gas processors, gatherers and pipelines. By offering a broad range of services that complement our historic strengths, we believe that we can provide comprehensive integrated global solutions to meet our customers’ oil and gas production and processing equipment and compression needs. We believe the breadth and quality of our services and rental fleet, the depth of our customer relationships and our presence in major gas-producing regions of the United States, Latin America and Canada place us in a position to capture additional outsourced business on a global basis.

•	Leading Position in High Horsepower Compression: High horsepower compression, composed of units with greater than 500 horsepower, is the fastest growing portion of our rental compression business. We believe we are a leading provider of these units, which are typically installed on larger wells, gathering systems and processing and treating facilities. The scale and more attractive unit economics of these facilities largely insulate them from declining commodity prices. As a result, compressors in this segment tend to realize higher utilization rates. We believe that the greater technical requirements of these larger systems enable us to differentiate our compression products and to leverage sales of related products and services. As of September 30, 2003, approximately 79% of our aggregate horsepower consisted of high horsepower compression units.

•

Provider of Superior Customer Service:    To facilitate our broad-based approach, we have adopted a geographical business unit concept and utilize a decentralized management and operating structure to provide superior customer service in a relationship-driven, service-intensive industry. We believe that our regionally-based network, local presence, experience and in-depth knowledge of customers’ operating needs and growth plans enable us to effectively meet their evolving needs. Our team of over 130 sales representatives aggressively pursues the rental and sales market for our products and services in their respective territories. Our efforts concentrate on demonstrating our commitment to enhancing the customer’s cash flow through superior product design, fabrication, installation, customer service and after-market support.

•	International Experience: We believe we are a leading supplier of natural gas compression services in Latin America and Canada, with an expanding presence in Eastern Europe, Africa and Asia. As of September 30, 2003, of the approximately 925,000 horsepower of compression we had deployed internationally, approximately 84% was located in Latin America (primarily in Venezuela, Argentina and Mexico) and approximately 11% was located in Canada. We believe our experience in managing our international rental fleet and our efforts to develop and expand our international sales force have created a global platform from which we can continue to grow in international markets. Through our experiences in these international markets, we have demonstrated our ability to operate in remote and sometimes challenging environments. We believe international markets represent one of the greatest growth opportunities for our business, with rapidly expanding opportunities in regions such as Russia, the Middle East, West Africa and the Far East.

Business Strategy

We intend to continue to capitalize on our competitive strengths to meet our customers’ needs through the following key strategies:

•	Focus on Core Business: We have built our leading market position through our strengths in compression rentals, compressor fabrication, production and processing equipment rental and fabrication and parts and service. We are focusing our efforts on these businesses and on streamlining operations in our core markets. In connection with these efforts, we have decided to exit and sell certain non-core business lines. In December 2002, our board of directors approved management’s recommendation to exit and sell our non-oilfield power generation assets and certain used equipment business lines. We have since sold our interests in two non-oilfield power generation facilities.

•	Focus on Return on Capital: We are seeking to deploy our capital more effectively in order to improve the total return from our investments. To achieve this objective, we intend to work to improve our operating performance and profitability by focusing on the following initiatives:

•	improving our domestic fleet utilization by retiring less profitable units, limiting the addition of new units and, where applicable and permissible under our bank credit facility and the agreements related to our compression equipment lease obligations, moving idle domestic units into service in international markets;

•	increasing prices selectively for our domestic rental business;

•	increasing activity in our fabrication sales and parts and service operations to take advantage of our available fabrication capacity and field technician manpower; and

•	improving operating efficiencies by consolidating certain of our operations.

•

Exploit International Opportunities:    International markets continue to represent one of the greatest growth opportunities for our business. Although our international horsepower has grown significantly over the last six years, we continue to believe that the market is underserved. Of total proven worldwide oil and natural gas reserves, the vast majority are located outside the United States. We believe that the continuing worldwide development and implementation of oil and gas environmental and conservation laws prohibiting the flaring of natural gas and encouraging the use of gas-fired power generation, coupled with increased worldwide energy consumption, will continue to drive use of compression by international energy companies. In addition, we typically see higher pricing in international markets relative to the domestic market.

We intend to allocate additional resources toward international markets, to open offices abroad, where appropriate, and to move idle domestic units into service in international markets, where applicable. However, our ability to invest capital resources and allocate assets into international markets is restricted by our bank credit facility and the agreements related to our compression equipment lease obligations.

•	Improve Our Capital Discipline: We plan to improve our capital discipline by lowering the working capital we have employed and reducing debt with both excess cash flow and proceeds from asset sales. We are also focused on improving the management of our working capital by lowering the number of days outstanding for our accounts receivable and reducing inventory levels. To reduce debt, we are committed to under-spending cash flow and we are currently planning to allocate approximately $180 million of our operating cash flow generated from 2004 through 2006 to debt reduction.

Industry Overview

Gas Compression

Typically, compression is required at several intervals of the natural gas production cycle: at the wellhead, at the gathering lines, into and out of gas processing facilities, into and out of storage and throughout the transportation systems.

Over the life of an oil or gas well, natural reservoir pressure and deliverability typically decline as reserves are produced. As the natural reservoir pressure of the well declines below the line pressure of the gas gathering or pipeline system used to transport the gas to market, gas no longer flows naturally into the pipeline. It is at this time that compression equipment is applied to economically boost the well’s production levels and allow gas to be brought to market.

In addition to such wellhead and gas field gathering activities, natural gas compressors are used in a number of other applications, most of which are intended to enhance the productivity of oil and gas wells, gas transportation lines and processing plants. Compressors are used to increase the efficiency of a low capacity gas field by providing a central compression point from which the gas can be removed and injected into a pipeline for transmission to facilities for further processing. As gas is transported through a pipeline, compression equipment is applied to allow the gas to continue to flow in the pipeline to its destination. Additionally, compressors are used to re-inject associated gas to lift liquid hydrocarbons and thereby increase the rate of crude oil production from oil and gas wells. Furthermore, compression enables gas to be stored in underground storage reservoirs for subsequent extraction during periods of peak demand. Finally, compressors are often used in combination with oil and gas production equipment to process and refine oil and gas into higher value added and more marketable energy sources, as well as used in connection with compressed natural gas vehicle fueling facilities providing an alternative to gasoline.

Changing well and pipeline pressures and conditions over the life of a well often require producers to reconfigure or change their compressor units to optimize the well production or pipeline efficiency. Due to the technical nature of the equipment, a dedicated local parts inventory, a diversified fleet of natural gas compressors and a highly trained staff of field service personnel are necessary to perform such functions in the most economic manner. These requirements, however, have typically proven to be an extremely inefficient use of capital and manpower for independent natural gas producers and have caused such firms, as well as natural gas processors and transporters, to increasingly outsource their non-core compression activities to specialists such as us.

The advent of rental and contract compression roughly 40 years ago made it possible for natural gas producers, transporters and processors to improve the efficiency and financial performance of their operations. We believe compressors leased from specialists generally have a higher rate of mechanical reliability and typically generate greater productivity than those owned by oil and gas operators. Furthermore, because compression needs of a well change over time, outsourcing of compression equipment enables an oil and gas producer to better match variable compression requirements to the production needs throughout the life of the well. Also, certain major domestic oil companies are seeking to streamline their operations and reduce their capital expenditures and other costs. To this end, they have sold certain domestic energy reserves to independent energy producers and are outsourcing facets of their operations. We believe that such initiatives are likely to contribute to increased rentals of compression equipment.

Natural gas compressor fabrication involves the design, fabrication and sale of compressors to meet the unique specifications dictated by the well pressure, production characteristics and the particular applications for which compression is sought. Compressor fabrication is essentially an assembly operation in which an engine, compressor, control panel, cooler and necessary piping are attached to a frame called a “skid.” A fabricator typically purchases the various compressor components from third-party manufacturers, but employs its own engineers and design and labor force.

In order to meet customers’ needs, gas compressor fabricators typically offer a variety of services to their customers, including:

•	engineering, fabrication and assembly of the compressor unit;

•	installation and testing of the unit;

•	ongoing performance review to assess the need for a change in compression; and

•	periodic maintenance and replacement parts supply.

Production and Processing Equipment

Crude oil and natural gas are generally not marketable as produced at the wellhead and must be processed before they can be transported to market. Production and processing equipment is used to separate and treat oil and gas immediately as it is produced to achieve a marketable quality of product. Production processing typically involves the separation of oil and gas and the removal of contaminants. The end result is “pipeline,” or “sales” quality oil and gas. Further processing or refining is almost always required before oil or gas is suitable for use as fuel or feedstock for petrochemical production. Production processing normally takes place in the “upstream” market, while refining and petrochemical production is referred to as the “downstream” market.

Wellhead or upstream production and processing equipment includes a wide and diverse range of products. We sell “standard” production equipment primarily into domestic U.S. markets, which is used for processing wellhead production from onshore or shallow-water offshore platform production. In addition, we sell custom-engineered, built-to-specification production and processing equipment, which typically consists of much larger equipment packages than standard equipment, and is generally used in much larger scale production operations. These large projects tend to be in remote areas, such as deepwater offshore sites, and in developing countries with limited oil and gas industry infrastructure. Technology, engineering capabilities, project management and quality control standards are the key drivers in this market.

The standard production equipment market tends to be somewhat commoditized, with sales following general industry trends. Equipment can be built for inventory based on historical product mix and predicted industry activity. The custom equipment market is driven by global economic and political trends, and the type of equipment that is being purchased can vary significantly.

Market Conditions

We believe that the most fundamental force driving the demand for gas compression and production equipment is the growing global consumption of natural gas. As more gas is consumed, the demand for compression and production equipment increases. In addition, we expect the demand for liquefied natural gas, compressed natural gas and liquefied petroleum gas to continue to increase and result in additional demand for our compression and production equipment and related services.

Although natural gas has historically been a more significant source of energy in the United States than in the rest of the world, we believe that aggregate foreign natural gas consumption has recently grown. Despite this growth in energy demand, most non-U.S. energy markets have historically lacked the infrastructure necessary to transport natural gas to local markets and natural gas historically has been flared at the wellhead. Given recent environmental legislation and the construction of numerous natural gas-fueled power plants built to meet international energy demand, we believe that international compression markets are experiencing growth.

We believe that natural gas is considered to be the “fuel of the future” because it provides the best mix of environmental soundness, economy and availability of any energy source. Rising worldwide energy demand, environmental considerations, the further development of the natural gas pipeline infrastructure and the increasing use of natural gas as a fuel source in oilfield power generation are the principal reasons for this growth.

While gas compression and production and processing equipment typically must be engineered to high specifications to meet demanding and unique customer specifications, the fundamental technology of such equipment has been stable and has not been subject to significant technological change.

Business Segments

Our revenues and income are derived from five business segments:

•	Domestic Rentals. Our domestic rentals segment primarily provides natural gas compression and production and processing equipment rental and maintenance services to meet specific customer requirements on Hanover-owned assets located within the United States.

•	International Rentals. Our international rentals segment provides substantially the same services as our domestic rentals segment except it services locations outside the United States.

•	Compressor and Accessory Fabrication. Our compressor and accessory fabrication segment involves the design, fabrication and sale of natural gas compression units and accessories to meet unique customer specifications.

•	Production and Processing Equipment Fabrication. Our production and processing equipment fabrication segment designs, fabricates and sells equipment used in the production and treating of crude oil and natural gas and engineering, procurement and manufacturing of heavy wall reactors for refineries and construction of desalination plants.

•	Parts, Service and Used Equipment. Our parts, service and used equipment segment provides a full range of services to support the surface production needs of customers, from installation and normal maintenance and services to full operation of a customer’s owned assets and surface equipment as well as sales of used equipment.

The domestic and international compression rentals segments have operations primarily in the United States, Canada and South America. For financial data relating to our business segments and financial data relating to the amount or percentage of revenue contributed by any class of similar products or services which accounted for 10% or more of consolidated revenue in any of the last three fiscal years, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results by Segment” and the Notes to our consolidated financial statements included in this prospectus supplement.

Compression Rentals, Maintenance Services and Compressor and Accessory Fabrication

We provide our customers with a full range of compressor and associated equipment sales, rental, maintenance and contract compression services. As of September 30, 2003, our compressor fleet consisted of approximately 6,900 units, ranging from 8 to 4,500 horsepower per unit. The size, type and geographic diversity of this rental fleet enable us to provide our customers with a range of compression units that can serve a wide variety of applications and to select the correct equipment for the job, rather than trying to “fit” the job to our fleet of equipment.

We base our gas compressor rental rates on several factors, including the cost and size of the equipment, the type and complexity of service desired by the customer, the length of the contract and the inclusion of any other desired services, such as installation, transportation and the degree of daily operation. In early 2003, we began to selectively introduce price increases for our domestic compression rental business and we anticipate being able to achieve an average 1-2% increase in prices. Such price increases, along with a slight improvement in market conditions, resulted in a 2% increase in revenue from our domestic rentals business in the three months ended September 30, 2003 as compared to the three months ended September 30, 2002. Substantially all of our units are operated pursuant to “contract compression” or “rental with full maintenance” agreements under which we perform all maintenance and repairs on such units while under contract. In the U.S. onshore market, compression rental fleet units are generally leased under contract with minimum terms of six months to two years, which convert to month-to-month at the end of the stipulated minimum period. Historically, the majority of our customers have extended the length of their contracts, on a month-to-month basis, well beyond the initial term. Typically, our compression rental units used in offshore and international applications carry substantially longer lease terms than those for onshore domestic applications.

An essential element of our success is our ability to provide compression services to customers with contractually committed compressor run-times of between 95% and 98%. Historically, our incidence of failing to meet run-time commitments (the penalty for which is paid in credits to the customer’s account) has been insignificant, due largely to our rigorous preventive maintenance program and extensive field service network that permits us to promptly address maintenance requirements. Our team of experienced maintenance personnel performs our rental compression maintenance services both at our facilities and in the field. Such maintenance facilities are situated in close proximity to actual rental fleet deployment to permit superior service response times.

All rental fleet units are serviced at manufacturers’ recommended maintenance intervals, modified as required by the peculiar characteristics of each job and the actual operating experience of each compressor unit. Prior to the conclusion of any rental job, our field management evaluates the condition of the equipment and, where practical, corrects any problems before the equipment is shipped out from the job site. Although natural gas compressors generally do not suffer significant technological obsolescence, they do require routine maintenance and periodic refurbishing to prolong their useful life. Routine maintenance includes alignment, compression checks and other parametric checks that indicate a change in the condition of the equipment. In addition, oil and wear-particle analysis is performed on all units on an ongoing scheduled basis and prior to their redeployment at specific compression rental jobs. Overhauls are done on a condition-based interval instead of a time-based schedule. In our experience, these rigorous procedures maximize component life and unit availability and minimize avoidable downtime. Typically, we overhaul each rental compressor unit for general refurbishment every 36 to 48 months and anticipate performing a comprehensive overhaul of each rental compressor unit every 60 to 72 months. This maintenance program has provided us with a highly reliable fleet of compressors in excellent condition.

Our field service mechanics provide all operating and maintenance services for our compression units leased on a contract compression or full maintenance basis and are on-call 24 hours a day. Those field personnel receive regular mechanical and safety training both from our staff and our vendors. Each of our field mechanics is responsible for specific compressor unit installations and has at his or her disposal a dedicated local parts inventory. Additionally, each field mechanic operates from a fully equipped service vehicle. Each mechanic’s field service vehicle is equipped with a radio or cellular telephone, which allows that individual to be our primary contact with the customer’s field operations staff and to be contacted at either his or her residence or mobile phone 24 hours a day. Accordingly, our field service mechanics are given the responsibility to promptly respond to customer service needs as they arise based on the mechanic’s trained judgment and field expertise.

We believe our competitive position has benefited from the managerial parity that our sales and field service organizations enjoy within the company, enabling these two vital organizations to work together in a highly coordinated fashion in order to deliver maximum customer service, responsiveness and reliability. The foundation for our successful field operations effort is the experience and responsiveness of our compressor rental field service and shop staff of compressor mechanics. Our field service mechanics are coordinated and supported by regional operations managers who have supervisory responsibility for specific geographic areas.

Our compressor and accessory fabrication operations design, engineer and assemble compression units and accessories for sale to third parties as well as for placement in our compressor rental fleet. As of September 30, 2003, we had a compressor unit fabrication backlog for sale to third parties of $33.6 million compared to $20.4 million at September 30, 2002. Substantially all backlog is expected to be produced within a 90 to 180 day period. In general, units to be sold to third parties are assembled according to each customer’s specifications and sold on a turnkey basis. We acquire major components for these compressor units from third-party suppliers.

Compressor Rental Fleet

The size and horsepower of our compressor rental fleet owned or operated under lease on September 30, 2003 are summarized in the following table:

Range of Horsepower per Unit	Number of Units	Aggregate Horsepower	% of Horsepower
0-100	2,005	120,000	3.4%
101-200	1,382	220,000	6.3%
201-500	1,200	408,000	11.6%
501-800	764	503,000	14.3%
801-1,100	372	373,000	10.7%
1,101-1,500	900	1,268,000	36.2%
1,501-2,500	197	363,000	10.3%
2,501-4,500	76	253,000	7.2%

Total	6,896	3,508,000	100.0%

Oil and Gas Production and Processing Equipment Fabrication

Through our production and processing equipment fabrication division, we design, engineer, fabricate, sell and rent a broad range of oil and gas production equipment designed to heat, separate, dehydrate and measure crude oil and natural gas. Our product line includes line heaters, oil and gas separators, glycol dehydration units and skid-mounted production packages designed for both onshore and offshore production facilities. We generally maintain standard product inventories to meet most customers’ rapid response requirements and minimize customer downtime. As of September 30, 2003, we had a production and processing equipment fabrication backlog of $27.8 million (excluding Belleli’s backlog of $65.6 million at September 30, 2003) compared to $47.3 million at September 30, 2002. Substantially all of our backlog is expected to be produced within a three to eighteen month period. We also purchase and recondition used production and processing equipment which is then sold or rented.

Parts, Service and Used Equipment

We purchase and recondition used gas compression units, oilfield power generation and treating facilities and production equipment that is then sold or rented to customers. In addition, we often provide contract operations and related services for customers that prefer to own their production, gas treating and oilfield power generation or compression equipment. We believe that we are particularly well qualified to provide these services because our highly experienced operating personnel have access to the full range of our compression rental, production processing equipment and oilfield power generation equipment and facilities. As customers look to us to provide an ever-widening array of outsourced services, we will continue to build our core business with emerging business opportunities, such as turnkey gas treatment, gas measurement and oilfield-related power generation sales and services. We maintain parts inventories for our own use and to meet our customers’ needs. As of September 30, 2003, we had approximately $110.0 million in parts and supplies inventories.

Sources and Availability of Raw Materials

Our fabrication operations consist of fabricating compressor and production and processing equipment from components and subassemblies, most of which we acquire from a wide range of vendors. These components represent a significant portion of the cost of our compressor and production and processing equipment products. Although our products are generally shipped within 180 days following their order date, increases in raw material costs cannot always be offset by increases in our products’ sales prices. We believe that all materials and components are readily available from multiple suppliers at competitive prices.

Market and Customers

Our global customer base consists of U.S. and international companies engaged in all aspects of the oil and gas industry, including major integrated oil and gas companies, national oil and gas companies, large and small independent producers and natural gas processors, gatherers and pipelines. Additionally, we have negotiated strategic alliances or preferred vendor relationships with key customers pursuant to which we receive preferential consideration in customer compressor and oil and gas production equipment procurement decisions in exchange for providing enhanced product availability, product support, automated procurement practices and limited pricing concessions. No individual customer accounted for more than 10% of our consolidated revenues during 2002, 2001 or 2000.

Our compressor leasing activities are located throughout the continental United States, internationally and in offshore operations. International locations include Argentina, Barbados, Egypt, United Arab Emirates, Equatorial Guinea, India, Venezuela, Colombia, Trinidad, Bolivia, Brazil, Mexico,

Peru, Pakistan, Indonesia, Nigeria, United Kingdom, Russia and Canada. In addition, we have representative offices in the Netherlands and the Cayman Islands. As of September 30, 2003, equipment representing approximately 26% of our compressor horsepower was being used in international applications.

Sales and Marketing

Our more than 130 salespeople aggressively pursue the rental and sales market for compressors and production equipment and other products in their respective territories. Each salesperson is assigned a customer list on the basis of the experience and personal relationships of the salesperson and the individual service requirements of the customer. This customer and relationship-focused strategy is communicated through frequent direct contact, technical presentations, print literature, print advertising and direct mail. Our advertising and promotion strategy is a concentrated approach, tailoring specific messages into a very focused presentation methodology.

Additionally, our salespeople coordinate with each other to effectively pursue customers who operate in multiple regions. The salespeople maintain intensive contact with our operations personnel in order to promptly respond to and satisfy customer needs. Our sales efforts concentrate on demonstrating our commitment to enhancing the customer’s cash flow through superior product design, fabrication, installation, customer service and after-market support.

Upon receipt of a request for proposal or bid by a customer, we assign a team of sales, operations and engineering personnel to analyze the application and prepare a quotation, including selection of the equipment, pricing and delivery date. The quotation is then delivered to the customer and, if we are selected as the vendor, final terms are agreed upon and a contract or purchase order is executed. Our engineering and operations personnel also often provide assistance on complex compressor applications, field operations issues or equipment modifications.

Competition

We believe that we are currently the largest natural gas compression company in the United States on the basis of aggregate rental horsepower. However, the natural gas compression services and fabrication business is highly competitive. Overall, we experience considerable competition from companies who may be able to more quickly adapt to changes within our industry and changes in economic conditions as a whole, more readily take advantage of available opportunities and adopt more aggressive pricing policies.

Because the business is capital intensive, our ability to take advantage of growth opportunities may be limited by our ability to raise capital. As part of the most recent amendment to our bank credit facility, we agreed to limit our capital expenditures for 2003 to no more than $200 million. To the extent that any of our competitors have a lower cost of capital or have greater access to capital than we do, they may be able to compete more effectively, which may allow them to more readily take advantage of available opportunities.

Compressor industry participants can achieve significant advantages through increased size and geographic breadth. As the number of rental units increases in a rental fleet, the number of sales, engineering, administrative and maintenance personnel required does not increase proportionately.

One of the significant cost items in the compressor rental business is the amount of inventory required to service rental units. Each rental company must maintain a minimum amount of inventory to stay competitive. As the size of the rental fleet increases, the required amount of inventory does not increase in the same proportion. The larger rental fleet companies can generate cost savings through improved purchasing power and vendor support.

We believe that we compete effectively on the basis of price, customer service, including the availability of personnel in remote locations, flexibility in meeting customer needs and quality and reliability of our compressors and related services. A few major fabricators, some of whom also compete with us in the compressor rental business, dominate the compressor fabrication business. We believe that we are one of the largest compressor fabrication companies in the United States.

In our production and processing equipment business we have different competitors in the standard and customer engineered equipment markets. Competitors in the standard equipment market include several large companies and a large number of small, regional fabricators. Competition in the standard equipment market is generally based upon price, availability, the ability to provide integrated projects and level of product support after the sale. Our competition in the custom engineered market usually consists of larger companies. Increasingly, the ability to fabricate these large systems near to the point of end-use is a major competitive issue.

Government Regulation

We are subject to various federal, state, local and foreign laws and regulations relating to the environment, health and safety, including regulations and permitting for air emissions, wastewater and storm water discharges and waste handling and disposal activities. In addition, certain of our customer service arrangements may require us to operate, on behalf of a specific customer, petroleum storage units such as underground tanks, or pipelines and other regulated units, all of which may impose additional regulatory compliance and permitting obligations. Failure to comply with these environmental laws and regulations or associated permits may result in the assessment of administrative, civil, and criminal penalties, the imposition of investigatory and remedial obligations, and the issuance of injunctions as to future compliance. Moreover, as with any owner or operator of real property, we are subject to clean-up costs and liability for regulated substances or any other toxic or hazardous wastes that may exist on or have been released under any of our properties.

In connection with our due diligence investigation of potential new properties for acquisition, we typically perform an evaluation to identify potentially significant environmental issues and take measures to have such issues addressed by the seller or ourselves, as appropriate under the circumstances. We cannot be certain, however, that all such possible environmental issues will be identified and fully addressed prior to our acquisition of new properties. Moreover, the handling of petroleum products and other regulated substances is a normal part of our operations and we have experienced occasional minor spills or incidental leakages in connection with our operations. As part of the regular overall evaluation of our operations, including newly acquired facilities, we assess the compliance and permitting status of these operations and facilities with applicable environmental laws and regulations and seek to address identified issues in accordance with applicable law.

The Comprehensive Environmental Response, Compensation and Liability Act, also known as “CERCLA” or the “Superfund” law, imposes liability, without regard to fault or the legality of the original conduct, on persons who are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the owner or operator of the facility or disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Under CERCLA and similar state laws, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. Furthermore, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment.

The Resource Conservation and Recovery Act (“RCRA”) and regulations promulgated thereunder govern the generation, storage, transfer and disposal of hazardous wastes. We must comply with RCRA regulations for any of our operations that involve the generation, management or disposal of hazardous wastes (such as painting activities or the use of solvents). In addition, to the extent we operate underground tanks on behalf of specific customers, such operations may be regulated under RCRA. We believe we are in substantial compliance with RCRA and are not aware of any current claims against us alleging RCRA violations. We cannot provide any assurance, however, that we will not receive such notices of potential liability in the future.

We currently own or lease, and in the past have owned or leased, a number of properties that have been used in support of our operations for a number of years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons, regulated substances, or other wastes may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where such wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. These properties and the wastes disposed thereon may be subject to CERCLA, RCRA, and analogous state laws. Under such laws, we could be required to remove or remediate previously disposed wastes or property contamination, or to perform remedial plugging or pit closure operations to prevent future contamination. We are not currently under any order requiring that we undertake or pay for any clean-up activities, nor are we aware of any current environmental claims by the government or private parties against us demanding remedial costs or alleging that we are liable for such costs. However, we cannot provide any assurance that we will not receive any such claims in the future.

The Federal Water Pollution Control Act of 1972, also known as the “Clean Water Act,” and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or the state. The EPA also has adopted regulations requiring covered industrial operators to obtain permits for storm water discharges. Costs may be associated with the treatment of wastewater or developing and implementing storm water pollution prevention plans. We believe that we are in substantial compliance with requirements under the Clean Water Act.

The Clean Air Act restricts the emission of air pollutants from many sources, including compressors and operational support facilities. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, certain states have or are considering and the federal government has recently passed more stringent air emission controls on off-road engines. These laws and regulations may affect the costs of our operations.

On June 25, 1999, we notified the Air Quality Bureau of the Environmental Protection Division, New Mexico Environment Department of potential violations of regulatory and permitting requirements. The violations included failure to conduct required performance tests, failure to file required notices and failure to pay fees for compressor units located on sites for more than one year. We promptly paid the required fees and corrected the violations. On June 12, 2001, after the violations had been corrected, the Director of the Division issued a compliance order to us in connection with the alleged violations. The compliance order assessed a civil penalty of $15,000 per day per regulatory violation and permit; no total penalty amount was proposed in the compliance order. On October 3, 2003, the Division notified us that the total proposed penalty would be $759,072. However, since the alleged violations had been self-disclosed, that amount was reduced to $189,768. We expect to respond to the penalty assessment, challenging some of the calculations, and will propose an alternative settlement amount, which we expect to be less than $100,000.

We believe that we are currently in substantial compliance with environmental laws and regulations and that the phasing-in of recent more stringent air emission controls on off-road engines and other known regulatory requirements at the rate currently contemplated by such laws and regulations will not have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows. Stricter standards in environmental legislation that may affect us may be imposed in the future, such as more stringent air emission requirements or proposals to make currently non-hazardous wastes subject to more stringent and costly handling, disposal and clean-up requirements. While we may be able to pass on the additional costs of complying with such laws to our customers, there can be no assurance that attempts to do so will be successful. Accordingly, new laws or regulations or amendments to existing laws or regulations might require us to undertake significant capital expenditures and otherwise have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows.

Our operations outside the United States are potentially subject to similar foreign governmental controls and restrictions pertaining to the environment. We believe our operations are in substantial compliance with existing foreign governmental controls and restrictions and that compliance with these foreign controls and restrictions has not had a material adverse effect on our operations. We cannot provide any assurance, however, that we will not incur significant costs to comply with these foreign controls and restrictions in the future.

International Operations

We operate in many different geographic markets, some of which are outside the United States. Changes in local economic or political conditions, particularly in Venezuela, Argentina, other parts of Latin America or Canada, could have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows. Additional risks inherent in our international business activities include the following:

•	difficulties in managing international operations;

•	unexpected changes in regulatory requirements;

•	tariffs and other trade barriers which may restrict our ability to enter into new markets;

•	changes in political conditions;

•	potentially adverse tax consequences;

•	restrictions on repatriation of earnings or expropriation of property;

•	the burden of complying with foreign laws; and

•	fluctuations in currency exchange rates and the value of the U.S. dollar.

See the discussion of our Argentine and Venezuelan operations included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus supplement. Our future plans involve expanding our business in international markets where we currently do not conduct business. Our decentralized management structure and the risks inherent in new business ventures, especially in international markets where local customs, laws and business procedures present special challenges, may affect our ability to be successful in these ventures or avoid losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In January 2002, Argentina devalued its peso against the U.S. dollar and imposed significant restrictions on fund transfers internally and outside the country. In addition, the Argentine government enacted regulations to temporarily prohibit enforcement of contracts with exchange rate-based purchase price adjustments. Instead, payment under such contracts could either be made at an exchange rate negotiated by the parties or, if no such agreement were reached, a preliminary payment could be made based on a one dollar to one peso equivalent pending a final agreement. The Argentine government also required the parties to such contracts to renegotiate the price terms within 180 business days of the devaluation. We have renegotiated all of our agreements in Argentina. As a result of these negotiations, we received approximately $11.2 million in reimbursements in 2002 and $0.7 million in the first nine months of 2003. During the nine months ended September 30, 2002, we recorded an exchange loss of approximately $11.9 million for assets exposed to currency translation in Argentina. For the nine months ended September 30, 2003, our Argentine operations represented approximately 5% of our revenue and 9% of our gross margin. During the year ended December 31, 2002, we recorded an exchange loss of approximately $9.9 million for assets exposed to currency translation in Argentina. For the year ended December 31, 2002, our Argentine operations represented approximately 5% of our revenue and 7% of our gross margin. The economic situation in Argentina is subject to change. To the extent that the situation in Argentina deteriorates, exchange controls continue in place and the value of the peso against the dollar is reduced further, our results of operations in Argentina could be materially and adversely affected which could result in reductions in our net income.

In December 2002, opponents of Venezuelan President Hugo Chávez initiated a country-wide strike by workers of the national oil company in Venezuela. This strike, a two-month walkout, had a significant negative impact on Venezuela’s economy and temporarily shut down a substantial portion of Venezuela’s oil industry. As a result of the strike, Venezuela’s oil production has dropped substantially. In addition, exchange controls have been put in place which put limitations on the amount of Venezuelan currency that can be exchanged for foreign currency by businesses operating inside Venezuela. In May 2003, after six months of negotiation, the Organization of the American States brokered an agreement between the Venezuelan government and its opponents. Although the accord does offer the prospect of stabilizing Venezuela’s economy, if another national strike is staged, talks of a settlement break down, exchange controls remain in place, or economic conditions in Venezuela continue to deteriorate, our results of operations in Venezuela could be materially and adversely affected, which could result in reductions in our net income. As a result of the disruption in our operations in Venezuela, during the fourth quarter of 2002, our international rental revenues decreased by approximately $2.7 million. In the nine months ended September 30, 2003, we recognized approximately $2.7 million of billings to Venezuelan customers that were not recognized in 2002 due to concerns about the ultimate receipt of those revenues. During the year ended December 31, 2002, we recorded an exchange loss of approximately $5.8 million for assets exposed to currency translation in Venezuela. For the year ended December 31, 2002, our Venezuelan operations represented approximately 10% of our revenue and 17% of our gross margin. At September 30, 2003, we had approximately $25.0 million in accounts receivable related to our Venezuelan operations.

As part of our acquisition of the gas compression business of Schlumberger, we acquired minority interests in three joint ventures in Venezuela. As a minority investor in these joint ventures, we will not be able to control their operations and activities, including without limitation, whether and when they distribute cash or property to their holders. In January 2003, we gave notice of our intent to exercise our right to put our interest in one of these joint ventures, the PIGAP II joint venture, back to Schlumberger Surenco. If not exercised, the put right would have expired as of February 1, 2003. On May 14, 2003, we entered into an agreement with Schlumberger Surenco to terminate the PIGAP II put and thus have retained our ownership interest in PIGAP II.

We are involved in a project to build and operate barge-mounted gas compression and gas processing facilities to be stationed in a Nigerian coastal waterway as part of the performance of a contract between Global Energy and Refining Ltd. (“Global”), a Nigerian company, and an affiliate of The Royal/Dutch Shell Group (“Shell”). We have completed the building of the required barge-mounted facilities. We understand that Global must complete a significant financing for part of the project in the near term or Shell would be able to terminate its contract with Global. In light of the political environment in Nigeria and other factors, there is no assurance that Global will be able to effect the required financing. If Shell were to terminate the contract for any reason or we were to terminate our involvement in the project, we would be required to find an alternative use for the barge facility which could result in a write-down of our investment. We currently have an investment of approximately $31 million associated with the barge facility and approximately $4 million associated with advances to and our investment in Global.

Employees

As of September 30, 2003 we had approximately 4,100 employees, approximately 105 of whom are represented by a labor union. Furthermore, we had approximately 486 contract personnel. In addition, as of September 30, 2003, Belleli Energy, our wholly owned subsidiary which we began consolidating in November 2002, had approximately 1,300 employees, approximately 400 of whom are represented by a labor union, and 198 contract personnel. We believe that our relations with our employees and contract personnel are satisfactory.

Properties

The following table describes the material facilities owned or leased by us as of September 30, 2003:

Location	Status	Approximate Square Footage	Uses
Broken Arrow, Oklahoma	Owned	127,505	Compressor and accessory fabrication
Davis, Oklahoma	Owned	393,870	Compressor and accessory fabrication
Houston, Texas	Owned	256,505	Compressor and accessory fabrication
Houston, Texas	Owned	148,925	Compressor and accessory fabrication
Houston, Texas	Leased	51,941	Office
Anaco, Venezuela	Leased	10,000	Compressor rental and service
Casper, Wyoming	Owned	28,390	Compressor rental and service
Comodoro Rivadavia, Argentina	Leased	21,000	Compressor rental and service
Comodoro Rivadavia, Argentina	Owned	26,000	Compressor rental and service
Farmington, New Mexico	Owned	20,361	Compressor rental and service
Gillette, Wyoming	Leased	10,200	Compressor rental and service
Houston, Texas	Leased	13,200	Compressor rental and service
Kilgore, Texas	Owned	33,039	Compressor rental and service
Maturin, Venezuela	Owned	20,000	Compressor rental and service
Midland, Texas	Owned	53,300	Compressor rental and service
Neuquen, Argentina	Owned	30,000	Compressor rental and service
Pampa, Texas	Leased	24,000	Compressor rental and service
Pocola, Oklahoma	Owned	18,705	Compressor rental and service
Santa Cruz, Bolivia	Leased	32,200	Compressor rental and service
Tulsa, Oklahoma	Leased	16,456	Compressor rental and service
Tulsa, Oklahoma	Leased	13,100	Compressor rental and service
Tulsa, Oklahoma	Leased	19,200	Compressor rental and service
Victoria, Texas	Owned	21,840	Compressor rental and service
Victoria, Texas	Leased	18,083	Compressor rental and service
Walsall, UK–Redhouse	Owned	15,300	Compressor rental and service
Walsall, UK–Westgate	Owned	44,700	Compressor rental and service
West Monroe, Louisiana	Owned	26,100	Compressor rental and service

Location	Status	Approximate Square Footage	Uses
Yukon, Oklahoma	Owned	22,453	Compressor rental and service
Odessa, Texas	Owned	15,751	Parts, service and used equipment
Houston, Texas	Leased	28,750	Parts, service and used equipment
Houston, Texas	Leased	73,450	Parts, service and used equipment
Odessa, Texas	Owned	30,281	Parts, service and used equipment
Broussard, Louisiana	Owned	74,402	Production and processing equipment fabrication
Calgary, Alberta, Canada	Owned	95,000	Production and processing equipment fabrication
Columbus, Texas	Owned	219,552	Production and processing equipment fabrication
Corpus Christi, Texas	Owned	11,000	Production and processing equipment fabrication
Dubai, UAE	Owned	29,914	Production and processing equipment fabrication
Hamriyah Free Zone, UAE	Owned	20,664	Production and processing equipment fabrication
Houston, Texas	Leased	103,000	Production and processing equipment fabrication
Mantova, Italy	Owned	196,800	Production and processing equipment fabrication
Tulsa, Oklahoma	Owned	40,100	Production and processing equipment fabrication
Victoria, Texas	Owned	50,506	Production and processing equipment fabrication

Our corporate headquarters and compressor fabrication facility in Houston, Texas and our production equipment manufacturing facility in Columbus, Texas are mortgaged to secure the repayment of approximately $3.0 million (as of September 30, 2003) in debt to a commercial bank.

Legal Proceedings

Commencing in February 2002, approximately 15 putative securities class action lawsuits were filed against us and certain of our current and former officers and directors in the United States District Court for the Southern District of Texas. These class actions (together with subsequently filed actions) were consolidated into one case, Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust, On Behalf of Itself and All Others Similarly Situated, Civil Action No. H-02-0410, naming as defendants Hanover, Mr. Michael J. McGhan, Mr. William S. Goldberg and Mr. Michael A. O’Connor. The complaints asserted various claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and sought unspecified amounts of compensatory damages, interest and costs, including legal fees. The court entered an order appointing Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust and others as lead plaintiffs on January 7, 2003 and appointed Milberg, Weiss, Bershad, Hynes & Lerach LLP as lead counsel. On September 5, 2003, lead plaintiffs filed an amended complaint in which they continued to seek relief under Sections 10(b) and 20(a) of the Securities Exchange Act against Hanover, certain former officers and directors and our auditor, PricewaterhouseCoopers LLP, on behalf of themselves and the class of persons who purchased Hanover securities between May 4, 1999 and December 23, 2002.

In the securities action, the plaintiffs allege generally that the defendants violated the federal securities laws by making misstatements and omissions in our periodic filings with the SEC as well as in other public statements in connection with the transactions that were restated in 2002. A description of the transactions that were restated is set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Previous Restatements.”

Commencing in February 2002, four derivative lawsuits were filed in the United States District Court for the Southern District of Texas, two derivative lawsuits were filed in state district court for Harris County, Texas (one of which was nonsuited and the second of which was removed to Federal District Court for the Southern District of Texas) and one derivative lawsuit was filed in the Court of Chancery for the State of Delaware in and for New Castle County. These derivative lawsuits, which were filed by certain of our shareholders purportedly on behalf of Hanover, alleged, among other things, that our directors breached their fiduciary duties to shareholders in connection with certain of the transactions that were restated in 2002, and seek unspecified amounts of damages, interest and costs, including legal fees. The derivative lawsuits in the United States District Court for the Southern District of Texas were consolidated on August 19 and August 26, 2002 into the Harbor Finance Partners derivative lawsuit. With that consolidation, the pending derivative lawsuits were:

Plaintiff	Defendants	Civil Action No.	Court	Date Instituted
Harbor Finance Partners, derivatively on behalf of Hanover Compressor Company	Michael J. McGhan, William S. Goldberg, Ted Collins, Jr., Robert R. Furgason, Melvyn N. Klein, Michael A. O’Connor, and Alvin V. Shoemaker, Defendants and Hanover Compressor Company, Nominal Defendant	H-02-0761	United States District Court for the Southern District of Texas	03/01/02

Coffelt Family, LLC, derivatively on behalf of Hanover Compressor Company	Michael A. O’Connor, Michael J. McGhan, William S. Goldberg, Ted Collins, Jr., Melvyn N. Klein, Alvin V. Shoemaker and Robert R. Furgason, Defendants and Hanover Compressor Company, Nominal Defendant	19410-NC	Court of Chancery for the State of Delaware State Court in New Castle County	02/15/02

On October 2, 2003, the Harbor Finance Partners derivative lawsuit was consolidated into the Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust securities class action.

On and after March 26, 2003, three plaintiffs filed separate putative class actions against Hanover, certain named individuals and other purportedly unknown defendants, in the United States District Court for the Southern District of Texas. The alleged class is composed of persons who participated in or were beneficiaries of The Hanover Companies Retirement and Savings Plan, which was established by Hanover pursuant to Section 401(k) of the United States Internal Revenue Code of 1986, as amended. The purported class action seeks relief under ERISA based upon Hanover’s and the individual defendants’ alleged mishandling of Hanover’s 401(k) Plan. The three ERISA putative class actions are entitled: Kirkley v. Hanover, Case No. H-03-1155; Angleopoulos v. Hanover, Case No. H-03-1064; and Freeman v. Hanover, Case No. H-03-1095. On August 1, 2003, the three ERISA class actions were consolidated into the Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust federal securities class action. On October 9, 2003, a consolidated amended complaint was filed by the plaintiffs in the ERISA class action against Hanover, Michael McGhan, Michael O’Connor and William Goldberg, which included the same allegations as indicated above, and was filed on behalf of themselves and a class of persons who purchased or held Hanover securities in their 401(k) Plan between May 4, 1999 and December 23, 2002.

These actions allege generally that, in connection with the transactions that were restated in 2002, we and certain individuals acting as fiduciaries of Hanover’s 401(k) Plan breached their fiduciary duties to the plan participants by offering Hanover common stock as an investment option, failing to provide material information to plan participants regarding the suitability of Hanover common stock as an investment alternative, failing to monitor the performance of plan fiduciaries, and failing to provide material information to other fiduciaries.

On October 23, 2003, we entered into a Stipulation of Settlement, which, subject to, among other things, court approval, will settle all of the claims underlying the putative securities class action, the putative ERISA class action and the shareholder derivative actions described above. The terms of the proposed settlement provide for us to: (1) make a cash payment of approximately $30 million (of which $26.7 million was funded by payments from Hanover’s directors and officers insurance carriers), (2) issue 2.5 million shares of our common stock, and (3) issue a contingent note with a principal amount of $6.7 million. The note is payable, together with accrued interest, on March 31, 2007 but can be extinguished (with no monies owing under it) if our common stock trades at or above the average price of $12.25 per share for 15 consecutive days at any time between March 31, 2004 and March 31, 2007. In addition, upon the occurrence of a change of control of us, if the change of control or shareholder approval of the change of control occurs within 12 months after final court approval of the settlement, we are obligated to contribute an additional $3 million to the settlement fund. As part of the settlement, we have also agreed to implement corporate governance enhancements, including allowing large shareholders to participate in the process to appoint two independent directors to our board of directors and certain enhancements to our code of conduct. Our independent auditor, PricewaterhouseCoopers LLP, is not a party to the settlement and will continue to be a defendant in the putative consolidated securities class action.

GKH Investments, L.P. and GKH Private Limited (collectively “GKH”), which together own approximately 10% of Hanover’s outstanding common stock and which sold shares in our March 2001 secondary offering of common stock, are parties to the proposed settlement and have agreed to settle claims against them that arise out of that offering as well as other potential securities, ERISA, and derivative claims. The terms of the proposed settlement provide for GKH to transfer 2.5 million shares of Hanover common stock from their holdings or from other sources.

In connection with this settlement, we initially recorded a pre-tax charge of approximately $68.7 million ($54.0 million after tax) in our first quarter 2003 financial statements. This charge included approximately $42.1 million ($27.4 million after tax), net of insurance recoveries, for our contribution of cash and estimated costs, 2.5 million Hanover common shares, and the contingent note. The charge also included approximately $26.6 million, without tax benefit, for 2.5 million Hanover common shares to be funded by GKH. Because this settlement could be considered to be a related party transaction as defined in SEC Staff Accounting Bulletin 5-T, the fair value of the Hanover common shares to be paid by GKH was recorded as an expense in Hanover’s statement of operations.

As discussed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2003, we planned to seek guidance from the Office of the Chief Accountant of the SEC to determine whether the Hanover common shares provided by GKH should be recorded as an expense by Hanover. After the submission of a detailed letter and discussions with the SEC Staff, the Staff informed us that it would not object to GKH’s portion of the settlement not being considered a related party transaction as defined in SEC Staff Accounting Bulletin 5-T. Accordingly, the $26.6 million charge related to the 2.5 million Hanover common shares being paid by GKH could be reversed from our first quarter 2003 financial statements.

On August 5, 2003, we filed an amendment to our Quarterly Report on Form 10-Q for the three months ended March 31, 2003 to amend our first quarter 2003 financial statements to exclude the $26.6 million charge related to the 2.5 million Hanover common shares being funded by GKH. As a result, in our first quarter 2003 financial statements, as amended, we recorded a pre-tax charge of approximately $42.1 million ($27.4 million after tax), net of insurance recoveries, for our contribution of cash and estimated costs, 2.5 million Hanover common shares, and the contingent note.

In addition, in the second quarter of 2003, we adjusted our estimate of the settlement and recorded an additional $1.7 million charge due to the change in the value from May 14 to June 30, 2003 of the 2.5 million Hanover common shares contributed by us in connection with the settlement. In the third quarter of 2003, we recorded a reduction in the charge of $3.5 million to adjust our estimate of the settlement due to additional change in the value of such common stock during the three months ended September 30, 2003.

Based on the terms of the settlement agreement, we determined that a liability related to these lawsuits was probable and that the value was reasonably estimable. Accordingly, we evaluated the individual components of the settlement in consideration of existing market conditions and established an estimate for the cost of the litigation settlement. The details of this estimate are as follows (in thousands):

	Amended First Quarter Estimated Settlement	Second and Third Quarter Adjustment To Estimated Settlement	Total
Cash	$30,050	$—	$30,050
Estimated fair value of note to be issued .	5,194	—	5,194
Common stock to be issued by Hanover	26,600	(1,850)	24,750
Legal fees and administrative costs	6,929	—	6,929

Total	68,773	(1,850)	66,923
Less insurance recoveries	(26,670)	—	(26,670)

Net estimated litigation settlement	$42,103	$(1,850)	$40,253

The $5.2 million estimated fair value of the note to be issued was based on the present value of the future cash flows discounted at borrowing rates currently available to us for debt with similar terms and maturities. Utilizing a market-borrowing rate of 11%, the principal value and stipulated interest rate required by the note of 5% per annum, an estimated discount of $1.5 million was computed on the note to be issued. Upon the issuance of the note, the discount will be amortized to interest expense over the term of the note. Because the note could be extinguished without a payment (if our common stock trades at or above the average price of $12.25 per share for 15 consecutive days at any time between March 31, 2004 and March 31, 2007), we will be required to record an asset in future periods for the value of the embedded derivative, as required by SFAS 133, when the note is issued. This asset will be marked to market in future periods with any increase or decrease included in our statement of operations.

As of September 30, 2003, our accompanying balance sheet includes a $30.2 million long-term liability pending approval by the courts and satisfaction of certain other conditions and $34.6 million in accrued liabilities related to amounts which are expected to be paid in the next twelve months. During the second quarter, the $26.7 million receivable from the insurance carriers and $2.8 million of our portion of the cash settlement was paid into an escrow fund and is included in the accompanying balance sheet as restricted cash. Upon approval of the settlement by the court, we will record such amounts in liabilities and stockholders’ equity, respectively, and will include the shares in our outstanding shares used for earnings per share calculations.

The final value of the settlement may differ significantly from the estimates currently recorded, depending on the market value of our common stock when approved by the court and potential changes in the market conditions affecting the valuation of the note to be issued and whether we are required to make the additional $3 million payment in the event of a change of control. Accordingly, we will revalue our estimate of the cost of the settlement on a quarterly basis until the settlement is approved by the court.

On October 24, 2003, the parties moved the court for preliminary approval of the proposed settlement and sought permission to provide notice to the potentially affected persons and to set a date for a final hearing to approve the proposed settlement. The settlement, therefore, remains subject to, among other things, court approval and could be the subject of an objection by potentially affected persons. We also have the right to terminate the settlement under certain circumstances, including if more than a certain number of the plaintiffs elect to opt out of the settlement. There can be no assurances that the settlement will be approved or finalized, or that it will be finally approved or finalized on the terms agreed upon in the Stipulation of Settlement.

On November 14, 2002, the SEC issued a Formal Order of Private Investigation relating to the transactions underlying and other matters relating to the restatements of our financial statements announced in 2002. We have cooperated with the Fort Worth District Office Staff of the SEC in its investigation. Based upon our discussions to date with the Fort Worth District Office Staff of the SEC, we currently believe that a settlement of the investigation will be reached on terms that we do not believe will have a material adverse impact on our business, consolidated financial position, results of operations or cash flows. However, we can give no assurances in this regard, and we expect any settlement with the SEC to include findings of violations of the securities laws by us with respect to certain of the restated transactions. We understand that any resolution of the investigation reached by us with the Fort Worth District Office Staff of the SEC will have no legal effect until it is reviewed and, if appropriate, approved by the SEC in Washington, D.C., and we cannot predict what action might ultimately be taken against us by the SEC. As such, we do not anticipate announcing any resolution of the investigation unless and until such resolution is approved by the SEC in Washington, D.C.

As of September 30, 2003, we had incurred approximately $14.0 million in legal related expenses in connection with the internal investigations, the putative class action securities and ERISA lawsuits, the derivative lawsuits and the SEC investigation. Of this amount, we advanced approximately $2.2 million on behalf of certain current and former officers and directors in connection with the above-named proceedings. We intend to advance the litigation costs of our current and former officers and directors, subject to the limitations imposed by Delaware and other applicable law and Hanover’s certificate of incorporation and bylaws. We expect to incur approximately $4.4 million in additional legal fees and administrative expenses in connection with the settlement of the litigation, the SEC investigation and advances on behalf of current and former officers and directors for legal fees.

On June 25, 1999, we notified the Air Quality Bureau of the Environmental Protection Division, New Mexico Environment Department of potential violations of regulatory and permitting requirements. The violations included failure to conduct required performance tests, failure to file required notices and failure to pay fees for compressor units located on sites for more than one year. We promptly paid the required fees and corrected the violations. On June 12, 2001, after the violations had been corrected, the Director of the Division issued a compliance order to us in connection with the alleged violations. The compliance order assessed a civil penalty of $15,000 per day per regulatory violation and permit; no total penalty amount was proposed in the compliance order. On October 3, 2003, the Division notified us that the total proposed penalty would be $759,072. However, since the alleged violations had been self-disclosed, that amount was reduced to $189,768. We expect to respond to the penalty assessment, challenging some of the calculations, and will propose an alternative settlement amount, which we expect to be less than $100,000.

In the ordinary course of business we are involved in various other pending or threatened legal actions, including environmental matters. While management is unable to predict the ultimate outcome of these actions, it believes that any ultimate liability arising from these actions will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

MANAGEMENT

The following sets forth, as of September 30, 2003, the name, age and business experience for the last five years of each of our executive officers:

Name	Age	Position
Chad C. Deaton	50	President and Chief Executive Officer; Director
John E. Jackson	45	Senior Vice President and Chief Financial Officer
Mark S. Berg	45	Senior Vice President, General Counsel and Secretary
Peter G. Schreck	39	Vice President—Treasury and Planning
Stephen P. York	47	Vice President and Corporate Controller

Chad C. Deaton was elected President, Chief Executive Officer and director in August 2002. From 1976 through 1984, Mr. Deaton served in a variety of positions with the Dowell Division of Dow Chemical. Following Schlumberger’s acquisition of Dowell in 1984, Mr. Deaton served in management positions with Schlumberger in Europe, Russia and the United States. Mr. Deaton was Executive Vice President of Schlumberger Oilfield Services from 1998 to 1999. From September 1999 to September 2001, Mr. Deaton served as a Senior Advisor to Schlumberger Oilfield Services.

John E. Jackson has served as Senior Vice President and Chief Financial Officer since February 2002. Prior to joining Hanover, Mr. Jackson served as Vice President and Chief Financial Officer of Duke Energy Field Services, a joint venture of Duke Energy and Phillips Petroleum that is one of the nation’s largest producers and marketers of natural gas liquids. Mr. Jackson joined Duke Energy Field Services as Vice President and Controller in April 1999 and was named Chief Financial Officer in February 2001. Prior to joining Duke Energy Field Services, Mr. Jackson served in a variety of treasury, controller and accounting positions at Union Pacific Resources between June 1981 and April 1999.

Mark S. Berg has served as Senior Vice President, General Counsel and Secretary since May 2002. From 1997 through 2001, Mr. Berg was an executive officer of American General Corporation, a Fortune 500 diversified financial services company, most recently serving in the position of Executive Vice President, General Counsel and Secretary. Mr. Berg began his career in 1983 as an associate with the Houston-based law firm of Vinson & Elkins L.L.P. and served as a partner from 1990 through 1997.

Peter G. Schreck has served as Vice President—Treasury and Planning since September 2000. Mr. Schreck was previously employed in various financial positions by Union Pacific Corporation and its affiliated subsidiaries from 1988 through August 2000. Immediately prior to joining Hanover, Mr. Schreck held the position of Treasurer and Director of Financial Services for Union Pacific Resources Company.

Stephen P. York has served as Vice President and Corporate Controller since April 2002. Prior to joining Hanover, Mr. York served as Director, Payroll Production of Exult, Inc., a provider of web-enabled human resources management services in Charlotte, NC, since 2001. From 1981 to 2000, Mr. York held various management positions with Bank of America Corporation, including Senior Vice President—Personnel Operations, Senior Vice President—Controller/General Accounting, Senior Vice President—Corporate Accounts Payable/Fixed Assets and Vice President—Audit Director. Mr. York was an accountant with KPMG Peat Marwick from 1979 to 1981.

DESCRIPTION OF CERTAIN OTHER FINANCIAL OBLIGATIONS

Bank Credit Facility

We have an amended and restated bank credit facility which provides for (1) a revolving credit facility in an aggregate principal amount of $350 million and (2) a commitment to issue letters of credit up to $75 million. At September 30, 2003, we had approximately $172 million of outstanding borrowings and $71.7 million of outstanding letters of credit under the bank credit facility. Amounts outstanding under our bank credit facility bear interest at (1) the greater of the administrative agent’s prime rate, the federal funds effective rate or the base CD rate, or (2) the Eurodollar rate plus, in each case, the spread. In addition, a commitment fee based upon a percentage of the average available commitment is payable quarterly to the lenders participating in the facility. The revolving loans may be borrowed, repaid and reborrowed from time to time.

The bank credit facility also permits us to incur an additional $300 million in subordinated unsecured indebtedness and $125 million of other unsecured indebtedness. In addition, the bank credit facility permits us to enter into future sale leaseback transactions with respect to equipment having a value not in excess of $300 million. Our bank credit facility also contains various financial covenants which require, among other things, that we meet our specified quarterly financial ratios, including cash flow and net worth measurements and restricts, among other things, our ability to incur additional indebtedness or sell assets.

In February 2003, we executed an amendment to our bank credit facility and the agreements related to certain of our compression equipment lease obligations that we entered into in 1999 and 2000. The amendment, which was effective as of December 31, 2002, modified certain financial covenants to allow us greater flexibility in accessing the capacity under the bank credit facility to support our short-term liquidity needs.

As of September 30, 2003, we were in compliance with all material covenants and other requirements set forth in our bank credit facility, agreements related to our compression equipment lease obligations and indentures. While there is no assurance, we believe based on our current projections that we will be in compliance with the financial covenants in our bank credit facility and the agreements related to our compression equipment obligations at December 31, 2003, although, with respect to certain of the covenants, a relatively small change in our actual results as compared to our current projections could cause us not to be in compliance with such covenants.

Under the February 2003 amendment, certain of the financial covenants contained in our bank credit facility and the agreements related to certain of our compression equipment lease obligations revert back to more restrictive covenants with which we must be in compliance at the end of each fiscal quarter ending after December 31, 2003, or we will be in default under the bank credit facility. With respect to the more restrictive financial covenants that will be in effect for the quarter ending March 31, 2004, if our bank credit facility is not amended or replaced by such date, we believe based on our current projections that we would probably not be in compliance with such covenants at such date. However, we currently have bank commitments totaling $345 million for the Proposed Bank Credit Facility with different and/or less restrictive covenants which would apply to us upon closing of the Proposed Bank Credit Facility. While there is no assurance, we believe based on our current projections that we will be in compliance with the financial covenants contained in the Proposed Bank Credit Facility at December 31, 2003 and March 31, 2004.

The bank commitments under the Proposed Bank Credit Facility expire on December 31, 2003, and if we do not close the Proposed Bank Credit Facility prior to that date, we will have to request that the banks extend their commitments. There is no assurance that the banks will extend their commitments on the same terms or at all. In addition, the closing of this Proposed Bank Credit Facility is contingent on the finalization of documentation, the contemporaneous or earlier closing of at least $275 million of specified new financings to refinance a portion of our existing indebtedness and satisfaction of other customary conditions. There is no assurance that we will be able to satisfy all the conditions to close the Proposed Bank Credit Facility, including in particular the requirement to effect at least $275 million of new financings on required terms. If we are not able to close the Proposed Bank Credit Facility on a timely basis, then we expect to seek an amendment or waiver of the applicable financial covenants in our existing agreements. Although we believe we would be able to obtain a satisfactory amendment or waiver, there is no assurance we will be able to do so. Such an amendment or waiver could impose additional restrictions on us and could involve additional fees payable to the banks, which could be significant. If we are unable to meet the applicable financial covenants under our bank credit facility and we fail to obtain an amendment or waiver with respect thereto, then we could be in default under our bank credit facility and certain of our agreements related to our compression equipment lease obligations and other debt. A default under our bank credit facility or these agreements would trigger cross-default provisions under the agreements relating to certain of our other debt obligations. Such defaults would have a material adverse effect on our liquidity, financial position and operations.

The $350 million under our bank credit facility is senior secured debt and ranks equally in right of payment to all of our senior secured obligations. The banks under our bank credit facility and certain of our compression equipment operating leases that we entered into in 1999 and 2000 have a security interest in the inventory, equipment and certain other property of Hanover and its domestic subsidiaries and we pledged 66% of the equity in certain of our foreign subsidiaries.

Convertible Senior Notes

In March 2001, we issued $192 million aggregate principal amount of 4.75% Convertible Senior Notes due March 15, 2008. The convertible senior notes are convertible at the option of the holder into shares of our common stock at a conversion rate of 22.7596 shares of common stock per $1,000 principal amount of convertible senior notes. The conversion rate is subject to anti-dilution adjustment in certain events.

On or after March 15, 2004, we have the right at any time to redeem some or all of the convertible senior notes. If we experience a specified change in control, a holder of the convertible senior notes may require us to repurchase, with cash or common stock, some or all of the convertible senior notes at a price equal to 100% of the principal amount plus accrued and unpaid interest to the repurchase date.

The convertible senior notes are general unsecured obligations and rank equally in right of payment with all of our other unsecured senior debt. The convertible senior notes are effectively subordinated to all existing and future liabilities of our subsidiaries.

Mandatorily Redeemable Convertible Preferred Securities

In December 1999, we issued $86.3 million of unsecured 7¼% Mandatorily Redeemable Convertible Preferred Securities through our subsidiary, Hanover Compressor Capital Trust, a Delaware business trust (the “Trust”). Under a guarantee agreement, we guarantee on a subordinated basis any payments required to be made by the Trust to the extent the Trust does not have funds available to make the payments.

The Mandatorily Redeemable Convertible Preferred Securities are convertible at the option of the holder into shares of our common stock, have a liquidation amount of $50 per security and mature in

30 years, but we may redeem them, in whole or in part, at any time. We are required to pay annual cash distributions at the rate of 7¼%, payable quarterly in arrears. However, such payments may be deferred for up to 20 consecutive quarters subject to certain restrictions. During any periods in which payments are deferred, in general, we cannot pay any dividend or distribution on our capital stock or redeem, purchase, acquire or make any liquidation on any of our capital stock. We made distributions of approximately $4.8 million on the Mandatorily Redeemable Convertible Preferred Securities for the nine months ended September 30, 2003.

The Mandatorily Redeemable Convertible Preferred Securities are unsecured obligations that rank junior in right of payment to the prior payment in full of all senior debt.

Sale Leaseback Transactions

1999A Sale Leaseback Transaction

On June 15, 1999, we sold certain compression equipment to Hanover Equipment Trust 1999A (the “Trust 1999A”) and we then leased the equipment from the Trust 1999A. Simultaneously with the sale leaseback transaction, certain lenders made loans to the Trust 1999A of $194 million (together with an investor commitment of $6 million) sufficient to cover the purchase price of the equipment. The loans are structured in two tranches and are secured by an assignment of the lease and a security interest in the equipment. The loan agreement contains certain financial covenants that are substantially similar to our bank credit facility. The loans, which bear interest at the Eurodollar rate or the adjusted base rate plus, in each case, a spread, mature on June 14, 2004.

2000A Sale Leaseback Transaction

In March 2000, we entered into a $200 million sale leaseback of certain compression equipment with Hanover Equipment Trust 2000A (the “Trust 2000A”). Under the March agreement, we received $100 million in proceeds from the sale of compression equipment at closing and in August 2000, we completed the second half of the equipment lease and received an additional $100 million for the sale of additional compression equipment. Simultaneously with the sale lease back transaction, certain lenders made loans to Trust 2000A (together with an investor commitment) sufficient to cover the purchase price of the equipment. The loans are structured in two tranches and are secured by an assignment of the lease and a security interest in the equipment. The loan agreement contains certain financial covenants that are substantially similar to our bank credit facility. The loans, which bear interest at the Eurodollar rate or the adjusted base rate plus, in each case, a spread, mature on March 13, 2005.

2000B Sale Leaseback Transaction

In October 2000, we completed a $173 million sale leaseback of certain compression equipment with Hanover Equipment Trust 2000B (the “Trust 2000B”). Simultaneously with the sale leaseback transaction, certain lenders made loans to the Trust 2000B (together with an investor commitment) sufficient to cover the purchase price of the equipment. The loans are structured in two tranches and are secured by an assignment of the lease and a security interest in the equipment. The loan agreement contains certain financial covenants that are substantially similar to our bank credit facility. The loans, which bear interest at the Eurodollar rate or the adjusted base rate plus, in each case, a spread, mature on October 26, 2005.

2001 Sale Leaseback Transactions

In August 2001 and in connection with the POC acquisition, we completed two sale leaseback transactions with two separate trusts involving certain compression equipment. Under the first transaction, we received proceeds of $309.3 million from Hanover Equipment Trust 2001A (the “Trust 2001A”) from the sale of compression equipment. Simultaneously, the Trust 2001A issued notes in the principal amount of $300 million through a private placement under Rule 144A under the Securities Act. The notes are secured by an assignment of the lease and a security interest in the equipment. The agreements under which the notes were issued contain various financial covenants which require, among other things, that we meet our specified quarterly financial ratios and restricts, among other things, our ability to incur additional indebtedness or sell assets. The notes, which bear interest at 8.5% semiannually, mature on September 1, 2008.

Under the second sale leaseback transaction, we received additional proceeds of $257.8 million from Hanover Equipment Trust 2001B (the “Trust 2001B”) from the sale of compression equipment. Simultaneously, the Trust 2001B issued notes in the principal amount of $250 million through a private placement under Rule 144A under the Securities Act. The notes are secured by an assignment of the lease and a security interest in the equipment. The notes, which bear interest at 8.75% semiannually, mature on September 1, 2011.

Under the 1999 and 2000 compression equipment operating lease agreements, the equipment was sold and leased back by us for a five-year period and we will continue to deploy the equipment under our normal operating procedures. At any time, we have options to repurchase the equipment at fair market value. As of September 30, 2003, we had residual value guarantees in the amount of approximately $881 million under the lease agreements that are due upon termination of the leases and which may be satisfied by a cash payment or the exercise of our purchase options.

Prior to July 1, 2003, each of the above-mentioned transactions was recorded as a sale leaseback of the equipment and was recorded as an operating lease. In January 2003, the FASB issued FIN 46, an interpretation of ARB 51. On July 1, 2003, we adopted the provisions of FIN 46 as they relate to the special purpose entities that lease compression equipment to us. As a result of the adoption, we added approximately $1,089 million in compressor equipment assets, $192.3 million of accumulated depreciation (including approximately $58.6 million of accumulated depreciation related to periods before the sale and leaseback of the equipment), $1,105.0 million in debt and $34.6 million in minority interest obligations to our balance sheet, and we reversed $108.8 million of deferred gains that were recorded on our balance sheet as a result of the sale and leaseback transactions. On July 1, 2003, we recorded a $133.7 million charge ($86.9 million net of tax) to record the cumulative effect from the adoption of FIN 46 related to prior period depreciation of the compression equipment assets. Additionally, we estimate that we will record approximately $17 million per year in additional depreciation expense on our leased compression equipment as a result of the inclusion of the compression equipment on our balance sheet and will also record the payments made under our compression equipment leases as interest expense.

Term Mortgage Loan

We executed a $5 million term note dated September 23, 1997 payable to Wells Fargo Bank (Texas), National Association. The term note was issued in connection with the refinancing of our Houston Fabricating Facility, our headquarters and our Colorado County, Texas Fabricating Facility. The term loan bears interest at the lesser of the applicable LIBOR rate, plus two percent, or the maximum rate allowed by law. The term loan matures on September 1, 2004. The term loan is secured by 83 acres of land located in Colorado County, Texas and approximately 28 acres of land located in Harris County, Texas and fixtures located thereon.

Other

As of September 30, 2003, we had guaranteed approximately $51.3 million in obligations of non-consolidated affiliates, which are not included as a liability on our balance sheet.

Possible Future Issuance of Debt Securities

In June 2003, we filed a shelf registration statement with the SEC pursuant to which we may from time to time publicly offer equity, debt or other securities in an aggregate amount not to exceed $700 million. The shelf registration statement was subsequently declared effective by the SEC on             , 2003. Subject to market conditions, the shelf registration statement will be available to offer one or more series of debt or other securities, the proceeds of which may be used to refinance a portion of our existing indebtedness. We cannot be sure that we will be able to complete such offerings of debt or other securities.

UNDERWRITING

We, the selling securityholder and Goldman, Sachs & Co. have entered into an underwriting agreement with respect to the notes being offered. Subject to certain conditions, Goldman, Sachs & Co. has agreed to purchase all of the notes.

Goldman, Sachs & Co. is committed to take and pay for all of the notes being offered, if any are taken.

Notes sold by Goldman, Sachs & Co. to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by Goldman, Sachs & Co. to securities dealers may be sold at a discount from the initial public offering price of up to             % of the principal amount of notes. Any such securities dealers may resell any notes purchased from Goldman, Sachs & Co. to certain other brokers or dealers at a discount from the initial public offering price of up to             % of the principal amount of notes. If all the notes are not sold at the offering price, Goldman, Sachs & Co. may change the offering price and the other selling terms.

The notes were previously issued by us to the selling securityholder and there is no established trading market. We have been advised by Goldman, Sachs & Co. that Goldman, Sachs & Co. intends to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering, Goldman, Sachs & Co. may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman, Sachs & Co. of a greater amount of notes than it is required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

These activities by Goldman, Sachs & Co. may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by Goldman, Sachs & Co. at any time. These transactions may be effected in the over-the-counter market or otherwise.

Goldman, Sachs & Co. has represented, warranted and agreed that: (1) Goldman, Sachs & Co. has not offered or sold and, prior to the expiry of a period of six months from                 , will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of The Public Offers of Securities Regulations 1995; (2) Goldman, Sachs & Co. has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to Hanover; and (3) Goldman, Sachs & Co. has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of this distribution or as part of any re-offering and neither this prospectus supplement nor any other document in respect of this offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

The notes have not been and will not be registered under the Securities and Exchange Law of Japan. Goldman, Sachs & Co. has represented and agreed that it has not offered or sold and it will not offer or sell, directly or indirectly, any notes in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (1) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (2) in compliance with the other relevant laws and regulations of Japan.

No offer to sell the notes has been or will be made in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, except in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong and unless permitted to do so under the securities laws of Hong Kong, no person has issued or had in its possession for the purposes of issue and will not issue or have in its possession for the purpose of issue, any advertisement, document or invitation relating to the notes in Hong Kong other than with respect to the notes intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities whether as principal or agent.

Neither this prospectus supplement nor the accompanying prospectus has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, neither this prospectus supplement nor the accompanying prospectus, nor any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the notes may be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the notes to the public in Singapore.

The selling securityholder estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

We have agreed with the selling securityholder to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.

Goldman, Sachs & Co. and its affiliates have, from time to time, performed and may in the future perform, various financial advisory and investment banking services to us and the selling stockholder, for which they have received or will receive customary fees and expenses.

LEGAL MATTERS

Certain legal matters with respect to the notes will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Vinson & Elkins L.L.P. represents PricewaterhouseCoopers LLP and not Hanover in connection with the putative securities class action lawsuit against PricewaterhouseCoopers LLP and Hanover involving the restatement of Hanover’s financial statements. PricewaterhouseCoopers LLP is not a party to Hanover’s agreement to settle the putative securities class action lawsuit. Certain legal matters with respect to the notes will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in this prospectus supplement have been so included in reliance on the report (which contains an explanatory paragraph relating to Hanover’s changing its method of accounting for goodwill and other intangibles in 2002 and derivatives in 2001 and the restatement of the 2001 and 2000 financial statements for certain revenue recognition matters) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of

Hanover Compressor Company

In our opinion, the accompanying consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Hanover Compressor Company and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 9 and 20 to the financial statements, the Company changed its method of accounting for goodwill and other intangibles in 2002 and derivatives in 2001, respectively. As discussed in Notes 22 and 23, the December 31, 2001 and 2000 consolidated financial statements have been restated for certain revenue recognition matters.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas

March 26, 2003

HANOVER COMPRESSOR COMPANY

CONSOLIDATED BALANCE SHEET

	December 31,
	2002	2001
		Restated
		(See Notes 22 and 23)
ASSETS	(in thousands, except par value and share amounts)
Current assets:
Cash and cash equivalents	$19,011	$23,191
Accounts receivable, net	211,722	272,450
Inventory, net	166,004	215,655
Costs and estimated earnings in excess of billings on uncompleted contracts	57,346	59,099
Prepaid taxes	7,664	19,990
Assets held for sale	69,408	—
Other current assets	49,933	24,719

Total current assets	581,088	615,104
Property, plant and equipment, net	1,167,675	1,151,513
Goodwill, net	180,519	242,178
Intangible and other assets	74,058	78,653
Investments in non-consolidated affiliates	150,689	178,328

Total assets	$2,154,029	$2,265,776

LIABILITIES AND COMMON STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$33,741	$5,553
Accounts payable, trade	72,637	119,077
Accrued liabilities	189,639	155,108
Advance billings	36,156	53,140
Liabilities held for sale	22,259	—
Billings on uncompleted contracts in excess of costs and estimated earnings	14,571	7,152

Total current liabilities	369,003	340,030
Long-term debt	521,203	504,260
Other liabilities	137,332	130,276
Deferred income taxes	112,472	165,492

Total liabilities	1,140,010	1,140,058

Commitments and contingencies (Note 19)
Minority interest	143	—
Mandatorily redeemable convertible preferred securities	86,250	86,250
Common stockholders’ equity:
Common stock, $.001 par value; 200,000,000 shares authorized; 80,815,209 and 79,228,179 shares issued, respectively	81	79
Additional paid-in capital	841,657	828,939
Notes receivable—employee stockholders	—	(2,538)
Deferred employee compensation – restricted stock grants	(2,285)	—
Accumulated other comprehensive loss	(13,696)	(6,557)
Retained earnings	104,194	220,262
Treasury stock—253,115 and 75,739 common shares, at cost, respectively	(2,325)	(717)

Total common stockholders’ equity	927,626	1,039,468

Total liabilities and common stockholders’ equity	$2,154,029	$2,265,776

The accompanying notes are an integral part of these financial statements.

HANOVER COMPRESSOR COMPANY

CONSOLIDATED STATEMENT OF OPERATIONS

	Years Ended December 31,
	2002	2001	2000
		Restated	Restated
		(See Notes 22 and 23)
	(in thousands, except per share amounts)
Revenues:
Domestic rentals	$328,600	$269,679	$172,517
International rentals	189,700	131,097	81,320
Parts, service and used equipment	223,845	214,872	113,526
Compressor and accessory fabrication	114,009	223,519	90,270
Production and processing equipment fabrication	149,656	184,040	79,121
Equity in income of non-consolidated affiliates	18,811	9,350	3,518
Gain on change in interest in non-consolidated affiliate	—	—	864
Other	4,189	8,403	5,688

	1,028,810	1,040,960	546,824

Expenses:
Domestic rentals	120,740	95,203	60,336
International rentals	57,579	45,795	27,656
Parts, service and used equipment	179,844	152,701	79,958
Compressor and accessory fabrication	99,446	188,122	76,754
Production and processing equipment fabrication	127,442	147,824	62,684
Selling, general and administrative	153,676	92,172	51,768
Foreign currency translation	16,753	6,658	—
Other	27,607	9,727	—
Depreciation and amortization	151,181	88,823	52,188
Goodwill impairment	52,103	—	—
Leasing expense	91,506	78,031	45,484
Interest expense	43,352	23,904	15,048

	1,121,229	928,960	471,876

Income (loss) from continuing operations before income taxes	(92,419)	112,000	74,948
Provision for (benefit from) income taxes	(17,576)	42,388	27,818

Income (loss) from continuing operations	(74,843)	69,612	47,130
Income (loss) from discontinued operations, net of tax	(875)	2,965	2,509
Loss from write down of discontinued operations, net of tax	(40,350)	—	—

Income (loss) before cumulative effect of accounting change	(116,068)	72,577	49,639
Cumulative effect of accounting change for derivative instruments, net of tax	—	(164)	—

Net income (loss)	$(116,068)	$72,413	$49,639

Diluted net income (loss) per share:
Net income (loss)	$(116,068)	$72,413	$49,639
(Income) loss from discontinued operations, net of tax	41,225	(2,965)	(2,509)
Distributions on mandatorily redeemable convertible preferred securities, net of tax	—	4,142	—

Net income (loss) for purposes of computing diluted net income (loss) per share from continuing operations	$(74,843)	$73,590	$47,130

Basic earnings (loss) per common share:
Income (loss) from continuing operations	$(0.94)	$0.96	$0.76
Income (loss) from discontinued operations	(0.52)	0.04	0.04

Net income (loss)	$(1.46)	$1.00	$0.80

Diluted earnings (loss) per common share:
Income (loss) from continuing operations	$(0.94)	$0.91	$0.71
Income (loss) from discontinued operations	(0.52)	0.03	0.04

Net income (loss)	$(1.46)	$0.94	$0.75

Weighted average common and equivalent shares outstanding:
Basic	79,500	72,355	61,831

Diluted	79,500	81,175	66,366

The accompanying notes are an integral part of these financial statements.

HANOVER COMPRESSOR COMPANY

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
	2002	2001	2000
		Restated	Restated
		(See Notes 22 and 23)
	(in thousands)
Net income (loss)	$(116,068)	$72,413	$49,639
Other comprehensive income (loss):
Change in fair value of derivative financial instruments, net of tax	(8,866)	(6,073)	—
Foreign currency translation adjustment	1,727	(27)	(146)

Comprehensive income (loss)	$(123,207)	$66,313	$49,493

The accompanying notes are an integral part of these financial statements.

HANOVER COMPRESSOR COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended December 31,
	2002	2001	2000
		Restated	Restated
		(See Notes 22 and 23)
		(in thousands)
Cash flows from operating activities:
Net income (loss)	$(116,068)	$72,413	$49,639
Adjustments:
Depreciation and amortization	151,181	88,823	52,188
Amortization of debt issuance costs and debt discount	121	831	1,050
(Income) loss from discontinued operations, net of tax	41,225	(2,965)	(2,509)
Bad debt expense	7,091	4,860	3,198
Gain on sale of property, plant and equipment	(7,769)	(3,492)	(10,421)
Equity in income of non-consolidated affiliates, net of dividends received	(2,223)	(9,350)	(3,518)
Loss (gain) on investments and charges for non-consolidated affiliates	15,950	4,629	(864)
(Gain) loss on derivative instruments	(3,245)	7,849	—
Provision for inventory impairment and reserves	13,853	2,336	—
Write down of notes receivable	8,454	—	—
Goodwill impairment	52,103	—	—
Restricted stock compensation expense	423	—	—
Pay-in-kind interest on Schlumberger note	17,163	4,285	—
Deferred income taxes	(19,041)	30,218	27,882
Changes in assets and liabilities, excluding business combinations:
Accounts receivable and notes	89,457	(20,671)	(82,767)
Inventory	4,699	(41,186)	(36,376)
Costs and estimated earnings versus billings on uncompleted contracts	33,129	(32,640)	(7,964)
Accounts payable and other liabilities	(67,132)	14,745	42,657
Advance billings	(8,394)	20,647	(4,156)
Other	(16,101)	4,565	13,420

Net cash provided by continuing operations	194,876	145,897	41,459
Net cash provided by (used in) discontinued operations	841	6,877	(11,713)

Net cash provided by operating activities	195,717	152,774	29,746

Cash flows from investing activities:
Capital expenditures	(250,170)	(639,883)	(274,858)
Payments for deferred lease transaction costs	(1,568)	(18,177)	(4,547)
Proceeds from sale of property, plant and equipment	69,685	590,763	410,915
Proceeds from sale of investment in non-consolidated affiliates	—	3,143	—
Cash used for business acquisitions, net	(10,440)	(386,056)	(162,355)
Cash returned from non-consolidated affiliates	17,429	—	—
Cash used to acquire investments in and advances to unconsolidated affiliates	—	(11,865)	(4,071)

Net cash used in continuing operations	(175,064)	(462,075)	(34,916)
Net cash used in discontinued operations	(18,639)	(20,202)	(32,565)

Net cash used in investing activities	(193,703)	(482,277)	(67,481)

Cash flows from financing activities:
Net borrowings (repayments) on revolving credit facility	(500)	54,500	40,400
Payments for debt issue costs	(644)	(3,390)	—
Issuance of common stock, net	—	83,850	59,400
Purchase of treasury stock	(1,608)	—	—
Proceeds from warrant conversions and stock options exercised	6,661	2,280	3,608
Proceeds from employee stock purchase	277	—	—
Issuance of convertible senior notes, net	—	185,537	—
Repayment of other debt	(7,654)	(15,571)	(27,641)
Proceeds from employee stockholder notes	120	62	1,876

Net cash provided by (used in) continuing operations	(3,348)	307,268	77,643
Net cash used in discontinued operations	(884)	(9)	(54)

Net cash provided by (used in) financing activities	(4,232)	307,259	77,589

Effect of exchange rate changes on cash and equivalents	(1,962)	(49)	(126)

Net increase (decrease) in cash and cash equivalents	(4,180)	(22,293)	39,728
Cash and cash equivalents at beginning of year	23,191	45,484	5,756

Cash and cash equivalents at end of year	$19,011	$23,191	$45,484

HANOVER COMPRESSOR COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended December 31,
	2002	2001	2000
		Restated	Restated
		(See Notes 22 and 23)
	(in thousands)
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized amounts	$16,817	$5,707	$7,051

Income taxes paid (refunded), net	$(4,212)	$1,723	$1,639

Supplemental disclosure of noncash transactions:
Debt (paid) issued for property, plant and equipment	$(4,352)	—	$12,922

Assets (received) sold in exchange for note receivable	$258	$(1,601)	$2,783

Common stock issued in exchange for notes receivable	$274	$1,069	—

Conversion of deferred stock option liability	$253	$1,529	—

Acquisitions of businesses:
Property, plant and equipment acquired	$11,716	$606,271	$202,358

Other assets acquired, net of cash acquired	$102,204	$87,865	$77,097

Investments in non-consolidated affiliates	—	$140,081	—

Goodwill	$5,162	$115,131	$91,560

Liabilities assumed	$(72,209)	$(118,388)	$(63,057)

Debt issued or assumed	$(36,433)	$(155,462)	—

Deferred taxes	—	$(35,212)	$(9,029)

Treasury and common stock issued	—	$(254,230)	$(136,574)

The accompanying notes are an integral part of these financial statements.

HANOVER COMPRESSOR COMPANY

CONSOLIDATED STATEMENT OF COMMON STOCKHOLDERS’ EQUITY

Years Ended December 31, 2002, 2001 and 2000

	Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Treasury stock	Notes receivable- employee stockholders	Deferred compensation- restricted stock grants	Retained earnings
	Shares	Amount
	(in thousands, except share data)
Balance at December 31, 1999 (Restated See Notes 22 and 23)	57,505,874	$58	$272,944	$(311)	$(1,586)	$(3,387)	$—	$98,210
Conversion of warrants	684,770	—	—	—	—	—	—	—
Exercise of stock options	994,572	1	3,607	—	—	—	—	—
Cumulative translation adjustment	—	—	—	(146)	—	—	—	—
Issuance of common stock, net	2,000,000	2	59,398	—	—	—	—	—
Issuance of common stock for acquisitions	5,269,487	5	136,569	—	—	—	—	—
Issuance of 91,727 treasury shares at $35.98 per share	—	—	2,431	—	869	—	—	—
Repayment of employee stockholder notes	—	—	—	—	—	1,876	—	—
Income tax benefit from stock options exercised	—	—	8,813	—	—	—	—	—
Other	—	—	(25)	—	—	(20)	—	—
Net income	—	—	—	—	—	—	—	49,639

Balance at December 31, 2000 (Restated See Notes 22 and 23)	66,454,703	$66	$483,737	$(457)	$(717)	$(1,531)	$—	$147,849
Exercise of stock options	250,161	1	3,808	—	—	—	—	—
Cumulative translation adjustment	—	—	—	(27)	—	—	—	—
Change in fair value of derivative financial instrument, net of tax	—	—	—	(6,073)	—	—	—	—
Issuance of common stock, net	2,500,000	2	83,848	—	—	—	—	—
Issuance of common stock for acquisitions	9,980,540	10	254,220	—	—	—	—	—
Issuance of common stock to employees	42,775	—	1,069	—	—	(1,069)	—	—
Repayment of employee stockholder notes	—	—	—	—	—	62	—	—
Income tax benefit from stock options exercised	—	—	1,618	—	—	—	—	—
Other	—	—	639	—	—	—	—	—
Net income	—	—	—	—	—	—	—	72,413

Balance at December 31, 2001 (Restated see Note 23)	79,228,179	$79	$828,939	$(6,557)	$(717)	$(2,538)	$—	$220,262
Exercise of stock options	1,422,850	2	6,912	—	—	—	—	—
Cumulative translation adjustment	—	—	—	1,727	—	—	—	—
Change in fair value of derivative financial instrument, net of tax	—	—	—	(8,866)	—	—	—	—
Issuance of restricted stock grants	142,630	—	2,708	—	—	—	(2,285)	—
Issuance of common stock to employees	21,550	—	551	—	—	(274)	—	—
Purchase of 147,322 treasury shares at $8.96 per share	—	—	—	—	(1,320)	—	—	—
Purchase of 30,054 treasury shares at $9.60 per share	—	—	—	—	(288)	—	—	—
Repayment of employee stockholder notes	—	—	—	—	—	120	—	—
Income tax benefit from stock options exercised	—	—	2,547	—	—	—	—	—
Reserve for collectibility	—	—	—	—	—	2,692	—	—
Net loss	—	—	—	—	—	—	—	(116,068)

Balance at December 31, 2002	80,815,209	$81	$841,657	$(13,696)	$(2,325)	$—	$(2,285)	$104,194

The accompanying notes are an integral part of these financial statements.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000

1.    The Company, Business and Significant Accounting Policies

Hanover Compressor Company, through its indirect wholly owned subsidiary Hanover Compression Limited Partnership and its subsidiaries, (“Hanover”, “the Company”, or “We”) is a global market leader in full service natural gas compression and a leading provider of service, fabrication and equipment for contract natural gas handling applications. We sell this equipment, and provide it on a rental, contract compression, maintenance and acquisition leaseback basis to natural gas production, processing and transportation companies. In conjunction with our maintenance business, we have developed a parts and service business that together can provide solutions to customers that own their own compression equipment, but want to outsource their operations. We also have compressor and oil and gas production equipment fabrication and provide gas processing and treating, gas measurement and oilfield power generation services, primarily to our domestic and international customers as a complement to our compression services. Founded in 1990, and a public company since 1997, our customers include both major and premier independent oil and gas producers and distributors, as well as national oil and gas companies.

Principles of Consolidation

The accompanying consolidated financial statements include Hanover and its wholly owned and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in affiliated entities in which the Company owns more than a 20% interest and does not have a controlling interest are accounted for using the equity method. Investments in entities in which the company owns less than 20% are held at cost. Prior year amounts have been reclassified to present certain of our businesses as discontinued operations. (See Note 3.)

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses, as well as the disclosures of contingent assets and liabilities. Because of the inherent uncertainties in this process, actual future results could differ from those expected at the reporting date. Management believes that the estimates are reasonable.

The Company’s operations are influenced by many factors, including the global economy, international laws and currency exchange rates. Contractions in the more significant economies of the world could have a substantial negative impact on the rate of the Company’s growth and its profitability. Acts of war or terrorism could influence these areas of risk and the Company’s operations. Doing business in foreign locations subjects the Company to various risks and considerations typical to foreign enterprises including, but not limited to, economic and political conditions in the United States and abroad, currency exchange rates, tax laws and other laws and trade restrictions.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Revenue Recognition

Revenue from equipment rentals is recorded when earned over the period of rental and maintenance contracts which generally range from one month to five years. Parts, service and used equipment revenue is recorded as products are delivered and title is transferred or services are performed for the customer.

Compressor, production and processing equipment fabrication revenue is recognized using the percentage-of-completion method. The Company estimates percentage-of-completion for compressor and processing equipment fabrication on a direct labor hour-to-total- labor-hour basis. Production equipment fabrication percentage-of-completion is estimated using the cost-to-total cost basis. The average duration of these projects is typically between four to six months.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, accounts receivable, advances to non-consolidated affiliates and notes receivable. The Company believes that the credit risk in temporary cash investments that the Company has with financial institutions is minimal. Trade accounts and notes receivable are due from companies of varying size engaged principally in oil and gas activities throughout the world. The Company reviews the financial condition of customers prior to extending credit and generally does not obtain collateral for trade receivables. Payment terms are on a short-term basis and in accordance with industry standards. The Company considers this credit risk to be limited due to these companies’ financial resources, the nature of products and the services it provides them and the terms of its rental contracts. Trade accounts receivable is recorded net of estimated doubtful accounts of approximately $5,162,000 and $6,300,000 at December 31, 2002 and 2001, respectively.

Inventory

Inventory consists of parts used for fabrication or maintenance of natural gas compression equipment and facilities, processing and production equipment, and also includes compression units and production equipment that are held for sale. Inventory is stated at the lower of cost or market using the average-cost method.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives as follows:

Compression equipment and facilities	4 to 30 years
Buildings	30 years
Transportation, shop equipment and other	3 to 12 years

Major improvements that extend the useful life of an asset are capitalized. Repairs and maintenance are expensed as incurred. When property, plant and equipment is sold, retired or otherwise disposed of, the cost, net of accumulated depreciation is recorded in parts, service and used equipment expenses. Sales proceeds are recorded in parts, service and used equipment revenues.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Interest is capitalized in connection with the compression equipment and facilities that are constructed for the Company’s use in its rental operations until such equipment is complete. The capitalized interest is recorded as part of the assets to which it relates and is amortized over the asset’s estimated useful life.

After a review of the estimated economic lives of our compression fleet, on July 1, 2001 we changed our estimate of the useful life of certain compression equipment to range from 15 to 30 years instead of a uniform 15-year depreciable life. Our new estimated lives are based upon our experience, maintenance program and the different types of compressors presently in our rental fleet. The Company believes its new estimate reflects the economic useful lives of the compressors more accurately than a uniform useful life applied to all compressors regardless of their age or performance characteristics. The effect of this change in estimate on 2002 and 2001 was a decrease in depreciation expense of approximately $14,387,000 and $5,000,000 and an increase in net income of approximately $8,632,000 ($0.11 per share) and $3,100,000 ($0.04 per share), respectively.

Computer software

Certain costs related to the development or purchase of internal-use software are capitalized and amortized over the estimated useful life of the software. Costs related to the preliminary project stage, data conversion and the post-implementation/operation stage of an internal-use computer software development project are expensed as incurred.

Long-Lived Assets

The Company reviews for the impairment of long-lived assets, including property, plant and equipment, intangibles and investments in non-consolidated affiliates whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment loss recognized represents the excess of the assets carrying value as compared to its estimated fair market value.

Goodwill and Intangibles

The excess of cost over net assets of acquired businesses is recorded as goodwill. In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 142, Goodwill and Other Intangible Assets (“SFAS 142”). Under SFAS 142, amortization of goodwill over an estimated useful life is discontinued. Instead, goodwill will be reviewed for impairment annually or whenever events indicate impairment may have occurred. Prior to adoption of SFAS 142 on January 1, 2002, the Company amortized goodwill on a straight-line basis over 15 or 20 years commencing on the dates of the respective acquisitions except for goodwill related to business acquisitions after June 30, 2001. Accumulated amortization was $14,312,000 and $18,365,000 at December 31, 2002 and 2001, respectively. Amortization of goodwill totaled $ -0-, $10,101,000 and $4,442,000 in 2002, 2001 and 2000, respectively. (See Note 9.) Identifiable intangibles are amortized over the assets’ estimated useful lives.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Sale and Leaseback Transactions

The Company from time to time enters into sale and leaseback transactions of compression equipment with special purpose entities. Sale and leaseback transactions of compression equipment are evaluated for lease classification in accordance with SFAS No. 13 “Accounting for Leases.” The special purpose entities are not consolidated by the Company when the owners of the special purposes entities have made a substantial residual equity investment of at least three percent that is at risk during the entire term of the lease.

Income Taxes

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, all expected future events are considered other than enactments that would change the tax law or rates. A valuation allowance is recognized for deferred tax assets if it is more likely than not that some or all of the deferred tax asset will not be realized.

Foreign Currency Translation

The financial statements of subsidiaries outside the U.S., except those located in Latin America and highly inflationary economies, are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average monthly rates of exchange. The resulting gains and losses from the translation of accounts are included in accumulated other comprehensive income. For subsidiaries located in Latin America and highly inflationary economies, translation gains and losses are included in net income (loss).

Earnings Per Common Share

Basic earnings (loss) per common share is computed by dividing income (loss) available to common shareholders by the weighted average number of shares outstanding for the period. Diluted earnings (loss) per common share is computed using the weighted average number of shares outstanding adjusted for the incremental common stock equivalents attributed to outstanding options, warrants to purchase common stock, convertible senior notes and mandatorily redeemable convertible preferred securities, unless their effect would be anti-dilutive.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

The table below indicates the potential common shares issuable which were included in computing the dilutive potential common shares used in dilutive earnings (loss) per common share:

	Years Ended December 31,
	2002	2001	2000
	(in thousands)
Weighted average common shares outstanding—used in basic earnings (loss) per common share	79,500	72,355	61,831
Net dilutive potential common shares issuable:
On exercise of options	**	3,991	4,258
On exercise of warrants	**	4	277
On conversion of mandatorily redeemable preferred securities	**	4,825	**
On conversion of convertible senior notes	**	**	**

Weighted average common shares and dilutive potential common shares— used in dilutive earnings (loss) per common share	79,500	81,175	66,366

**	Excluded from diluted earnings per common share as the effect would have been antidilutive.

The table below indicates the potential common shares issuable which were excluded from diluted potential common shares as their effect would be anti-dilutive.

	Years Ended December 31,
	2002	2001	2000
	(in thousands)
Net dilutive potential common shares issuable:
On exercise of options and restricted stock	2,442	—	—
On exercise of warrants	4	—	—
On conversion of mandatorily redeemable convertible preferred securities	4,825	—	4,825
On conversion of convertible senior notes	4,370	3,399	—

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Stock-Based Compensation

In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) the Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed in APB Opinion No. 25 (“APB” 25), “Accounting for Stock Issued to Employees.” The following proforma net income and earnings (loss) per share data illustrates the effect on net income (loss) and net income per share if the fair value method had been applied to all outstanding and unvested stock options in each period.

	Years ended December 31,
	2002	2001	2000
	(in thousands)
Net income (loss) as reported	$(116,068)	$72,413	$49,639
Add back: Restricted stock grant expense, net of tax	275	—	—
Deduct: Stock-based employee compensation expense determined under the fair value method, net of tax	(2,753)	(3,804)	(4,598)

Proforma net income (loss)	$(118,546)	$68,609	$45,041

Earnings (loss) per share:
Basic as reported	$(1.46)	$1.00	$0.80
Basic proforma	$(1.49)	$0.95	$0.73
Diluted as reported	$(1.46)	$0.94	$0.75
Diluted proforma	$(1.49)	$0.90	$0.68

Comprehensive Income

Components of comprehensive income (loss) are net income and all changes in equity during a period except those resulting from transactions with owners. Accumulated other comprehensive income consists of the foreign currency translation adjustment and changes in the fair value of derivative financial instruments, net of tax. At December 31, 2002, the Company’s accumulated other comprehensive loss included $1,243,000 foreign currency translation gain and $14,939,000 loss on fair value of derivative instruments, net of tax. At December 31, 2001, the Company’s accumulated other comprehensive loss included $484,000 foreign currency translation loss and $6,073,000 loss on fair value of derivative instruments, net of tax.

Financial Instruments

The Company utilizes derivative financial instruments to minimize the risks and/or costs associated with financial and global operating activities by managing its exposure to interest rate fluctuation on a portion of its leasing obligations. The Company does not utilize derivative financial instruments for trading or other speculative purposes. The cash flow from hedges is classified in the Consolidated Statements of Cash Flows under the same category as the cash flows from the underlying assets, liabilities or anticipated transactions.

In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). SFAS 133, as amended by SFAS 137 and SFAS 138, requires that, upon adoption, all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the balance sheet at fair value, and that changes in such fair values be recognized in earnings unless specific hedging criteria are met. Changes in the values of derivatives

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

that meet these hedging criteria will ultimately offset related earnings effects of the hedged item pending recognition in earnings. The Company adopted SFAS 133 beginning January 1, 2001. (See Note 20.)

Reclassifications

Certain amounts in the prior years’ financial statements have been reclassified to conform to the 2002 financial statement classification. These reclassifications have no impact on net income.

2.    Business Combinations

Acquisitions were accounted for under the purchase method of accounting. Results of operations of companies acquired are included from the date of acquisition. The Company allocates the cost of the acquired business to the assets acquired and the liabilities assumed based upon fair value estimates thereof. These estimates are revised during the allocation period as necessary when information regarding contingencies becomes available to redefine and requantify assets acquired and liabilities assumed. The allocation period varies for each acquisition but does not exceed one year. To the extent contingencies are resolved or settled during the allocation period, such items are included in the revised purchase price allocation. After the allocation period, the effect of changes in such contingencies is included in results of operations in the periods the adjustments are determined.

Year Ended December 31, 2002

In July 2002, we increased our ownership of Belleli Energy S.r.l. (“Belleli”) to 40.3% from 20.3% by converting a $4,000,000 loan, together with the accrued interest thereon, to Belleli into additional equity ownership. In November 2002, we increased our ownership to 51% by exchanging a $9,410,000 loan, together with the accrued interest thereon, to the other principal owner for additional equity ownership and began consolidating the results of Belleli’s operations.

The following table summarizes the estimated values of the assets acquired and liabilities assumed as of the acquisition date for the Belleli acquisition (in thousands):

Belleli November 2002
Current assets	$86,799
Property, plant and equipment	11,836
Intangible assets	22,930
Goodwill	3,641

Total assets acquired	125,206

Short-term debt	(36,433)
Current liabilities	(58,367)
Other liabilities	(11,428)

Total liabilities assumed	(106,228)

Net assets acquired	$18,978

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

The Company is in the process of completing its valuation of Belleli’s intangible assets. In connection with its increase in ownership in November 2002, the Company agreed to give the other principal owner the right to buy the Company’s interest in Belleli. This right to buy the Company’s interest expires on June 30, 2003. On July 1, 2003, the Company will have the right to purchase the other principal owner’s interest. During 2002, the Company also purchased certain operating assets of Belleli for approximately $22,400,000 from a bankruptcy estate and leased these assets to Belleli for approximately $1,200,000 per year, for seven years, for use in its operations.

In July 2002, we acquired a 92.5% interest in Wellhead Power Gates, LLC (“Gates”) for approximately $14,400,000 and had loaned approximately $6,000,000 to Gates prior to our acquisition. Gates is a developer and owner of a forty-six megawatt cycle peaking power facility in Fresno County, California. This investment is accounted for as a consolidated subsidiary. This investment has been classified as an asset held for sale and its operating results are reported in income (loss) from discontinued operations. (See Note 3.)

In July 2002, we acquired a 49.0% interest in Wellhead Power Panoche, LLC (“Panoche”) for approximately $6,800,000 and had loaned approximately $5,000,000 to Panoche prior to the acquisition of our interest. Panoche is a developer and owner of a forty-nine megawatt cycle peaking power facility in Fresno County, California which is under contract with California Department of Water Resources. This investment is accounted under the equity method of accounting. This investment has been classified as an asset held for sale and the equity income from this non-consolidated subsidiary is reported in income (loss) from discontinued operations. (See Note 3.)

In July 2002, we acquired certain assets of Voyager Compression Services, LLC for approximately $2,500,000 in cash.

Year Ended December 31, 2001

In August 2001, we acquired 100% of the issued and outstanding shares of the Production Operators Corporation’s natural gas compression business, ownership interests in certain joint venture projects in South America, and related assets (“POI”) from Schlumberger for $761,000,000 in cash, Hanover common stock and indebtedness, subject to certain post-closing adjustments pursuant to the purchase agreement (the “POI Acquisition”) which have resulted in an increase in the purchase price to approximately $778,000,000 due to an increase in net assets acquired. Under the terms of the definitive agreement, Schlumberger received approximately $270,000,000 in cash (excluding the amounts paid for the increase in net assets), $150,000,000 in a long-term subordinated note and approximately 8,708,000 Hanover common shares, or approximately 11% of the outstanding shares of Hanover common stock, which are required to be held by Schlumberger for at least three years following the closing date. The ultimate number of shares issued under the purchase agreement was determined based on the nominal value of $283,000,000 divided by the 30-day average closing price of Hanover common stock as defined under the agreement and subject to a collar of $41.50 and $32.50. The estimated fair value of the stock issued was $212,468,000, based on the market value of the shares at the time the number of shares issued was determined reduced by an estimated 20% discount due to the restrictions on the stock’s marketability.

Additionally, as part of the purchase agreement, the Company is required to make a payment of up to $58,000,000 due upon the completion of a financing of the PIGAP II South American joint venture

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

(“PIGAP”, see Note 19) acquired by the Company. Because the joint venture failed to execute the financing on or before December 31, 2002, Hanover had the right to put our interest in the joint venture back to Schlumberger in exchange for a return of the purchase price allocated to the joint venture, plus the net amount of any capital contributions by Hanover to the joint venture. In January 2003, we exercised our right to put our interest in the joint venture back to Schlumberger. If not exercised, the put right would have expired as of February 1, 2003. The consummation of the transfer of Hanover’s interest in the PIGAP II joint venture is subject to certain consents. We are currently in discussions with Schlumberger to explore the possibility of entering into a new agreement under which Hanover would retain the 30% ownership interest in the joint venture. In light of the ongoing discussions between Hanover and Schlumberger relating to the put, the parties have agreed to postpone the closing date to no later than May 31, 2003.

The purchase price was a negotiated amount between the Company and Schlumberger and the Company expects the acquisition to be accretive to earnings in future periods. The Company believes the purchase price represents the fair market value of the POI business based on its assets, customer base, reputation, market position (domestic and international) and potential for long-term growth. The Company incurred approximately $14,975,000 in expenses in connection with the acquisition. The POI Acquisition was accounted for as a purchase and is included in our financial statements commencing on September 1, 2001.

As of December 31, 2002 the Company has recorded approximately $70,592,000 in goodwill, of which none will be deductible for tax purposes, related to the POI acquisition which will not be amortized in accordance with the transition provisions of SFAS 142 (See Note 9). In addition, as of December 31, 2002, the Company recorded $9,810,000 in estimated value of identifiable intangible assets which $8,200,000 will be amortized over a 24 month weighted average life and $1,600,000 is included in our basis of the PIGAP joint venture and relates to the option to put the joint venture back to Schlumberger. The purchase price is subject to a contingent payment by Hanover to Schlumberger based on the realization of certain tax benefits by the Company over the next 15 years.

In June 2001, we acquired the assets of J&R International for approximately $3,700,000 in cash and 17,598 shares of the Company’s common stock valued at approximately $654,000.

In April 2001, we acquired certain assets of Power Machinery, Inc. for approximately $2,569,000 in cash and 108,625 shares of the Company’s common stock valued at approximately $3,853,000.

In March 2001, we purchased OEC Compression Corporation (“OEC”) in an all-stock transaction for approximately $101,849,000, including the assumption and payment of approximately $64,594,000 of OEC indebtedness. We paid an aggregate of approximately 1,145,706 shares of Hanover common stock to stockholders of OEC. The acquisition was accounted for under the purchase method of accounting and is included in our financial statements commencing in April 2001.

During 2002 and 2001, the Company completed other acquisitions which were not significant either individually or in the aggregate.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

The following table summarizes the estimated values of the assets acquired and liabilities assumed as of the acquisition dates for the OEC and POI acquisitions (in thousands):

	POI August 2001	OEC March 2001
Current assets	$80,091	$4,451
Property, plant and equipment	487,880	114,841
Intangible assets	8,210	—
Goodwill	67,476	—
Investments in non-consolidated affiliates	140,081	—

Total assets acquired	783,738	119,292
Current liabilities	(47,667)	(3,114)
Other liabilities	(20,978)	(15,531)
Long-term debt	—	(62,057)

Total liabilities assumed	(68,645)	(80,702)

Net assets acquired	$715,093	$38,590

Year Ended December 31, 2000

In October 2000, the Company purchased the common stock of Servicios TIPSA S.A. for approximately $7,750,000 in cash and a $7,750,000 note payable. The note payable was repaid in January 2001.

In September 2000, the Company purchased the Dresser-Rand Company’s compression services division (“DR”) for $177,000,000 including approximately $1,200,000 of acquisition costs. Under the terms of the agreement, $95,000,000 of the purchase price was paid in cash with the balance being paid through the issuance to Ingersoll-Rand of 2,919,681 shares of the Company’s newly issued restricted common stock. The estimated value of the stock issued was approximately $80,539,000, based upon quoted market price for the Company’s common stock reduced by a discount due to the restriction on the stock’s marketability. The purchase price is subject to certain post-closing adjustments pursuant to the acquisition agreement which have resulted in approximately a $21,400,000 increase in the purchase price due to increases in the net assets acquired. In connection with the acquisition, the Company has agreed to purchase under normal business terms $25,000,000 worth of products, goods and services from Dresser-Rand Company over a three-year period beginning December 2001.

In September 2000, the Company acquired the common stock of Gulf Coast Dismantling, Inc. for approximately $2,947,000 in cash and 9,512 shares of the Company’s treasury stock valued at $300,000.

In July 2000, the Company completed its acquisition of PAMCO Services International’s natural gas compressor assets for approximately $45,210,000 in cash and a $12,922,000 note payable due on April 10, 2001. The note is payable periodically as idle horsepower is contracted. Approximately $10,599,000 of the note payable was repaid in 2000. In connection with the acquisition, the Company agreed to purchase under normal business terms specified levels of equipment over a three-year period beginning October 2000.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

In June 2000, the Company purchased common stock of Applied Process Solutions, Inc. (“APSI”) for 2,303,294 shares of the Company’s common stock and assumption of $16,030,000 of APSI’s outstanding debt. The estimated value of the stock issued was approximately $54,816,000, based upon quoted market price for the Company’s common stock reduced by a discount due to the restriction on the stock’s marketability. The assumed debt has been repaid.

In July 2000, the Company purchased the assets of Rino Equipment, Inc. and K&K Compression, Ltd. for approximately $15,679,000 in cash and 54,810 shares of the Company’s treasury stock valued at $2,000,000.

In July 2000, the Company purchased the common stock of Compression Components Corporation for approximately $7,972,000 in cash and 27,405 shares of the Company’s treasury stock valued at $1,000,000.

In March 2000, the Company purchased the common stock of Southern Maintenance Services, Inc. (“SMS”) for approximately $1,500,000 in cash, 46,512 shares of the Company’s common stock valued at $1,000,000 and $1,000,000 in notes payable that mature on March 1, 2003.

Pro Forma Information

The pro forma information set forth below assumes the Belleli, POI, and OEC acquisitions are accounted for had the purchases occurred at the beginning of 2001. The remaining acquisitions were not considered material for pro forma purposes. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated at that time (in thousands, except per share amounts):

	Years Ended December 31,
	2002	2001
	(unaudited)	(unaudited)
Revenue	$1,108,990	$1,242,216
Net income (loss)	(116,262)	69,260
Earnings (loss) per common share—basic	(1.46)	0.88
Earnings (loss) per common share—diluted	(1.46)	0.84

3.    Discontinued Operations

During the fourth quarter of 2002, Hanover’s Board of Directors approved management’s plan to dispose of the Company’s non-oilfield power generation projects, which were part of its domestic rental business, and certain used equipment businesses, which were part of the Company’s parts and service business. These disposals meet the criteria established for recognition as discontinued operations under SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS 144”). SFAS 144 specifically requires that such amounts must represent a component of a business comprised of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. These businesses have been reflected as discontinued operations in the Company’s Consolidated Statement of Operations for the year ended December 31, 2002 and prior period financial statements have been adjusted to reflect the impact of

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

these discontinued operations. These assets are expected to be sold within one year of December 31, 2002 and the assets and liabilities are reflected as held-for-sale on the Company’s Consolidated Balance Sheet.

During the fourth quarter of 2002, Hanover recognized a pre-tax charge to discontinued operations of approximately $52,282,000 ($36,467,000 after tax) for the estimated loss in fair-value from carrying value expected to be realized at the time of disposal. This amount includes a $19,010,000 pre-tax impairment of goodwill. During the second quarter of 2002, Hanover recognized a pre-tax write-down of $6,000,000 ($3,883,000 after tax) for certain turbines related to the non-oilfield power generation business which has also been reflected as discontinued operations.

        Summary of operating results of the discontinued operations (in thousands):

	Years Ended December 31,
	2002	2001	2000
		Restated	Restated
		(See Notes 22 and 23)
Revenues and other:
Domestic rentals	$2,870	$—	$—
Parts, service and used equipment	20,197	29,168	15,840
Equity in income of non-consolidated affiliates	405	—	—
Other	52	569	122

	23,524	29,737	15,962

Expenses:
Domestic rentals	363	—	—
Parts, service and used equipment	13,485	14,136	8,336
Selling, general and administrative	8,346	8,808	2,864
Depreciation and amortization	1,672	1,737	694
Interest expense	481	9	6
Other	1,309	—	—

	25,656	24,690	11,900

Income (loss) from discontinued operations before income taxes	(2,132)	5,047	4,062
Provision for (benefit from) income taxes	(1,257)	2,082	1,553

Income (loss) from discontinued operations	$(875)	$2,965	$2,509

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Summary balance sheet data for discontinued operations as of December 31, 2002 (in thousands):

	Used Equipment	Non-Oilfield Power Generation	Total
Current assets	$20,099	$13,666	$33,765
Property plant and equipment	858	28,103	28,961
Non-current assets	—	6,682	6,682

Assets held for sale	20,957	48,451	69,408

Current liabilities	—	3,257	3,257
Non-current liabilities	—	19,002	19,002

Liabilities held for sale	—	22,259	22,259

Net assets held for sale	$20,957	$26,192	$47,149

Goodwill associated with discontinued operations was $21,173,000 at December 31, 2001 net of accumulated amortization of $2,163,000. The goodwill was written off in connection with the write down of these operations to market value during the fourth quarter of 2002. (See Note 9.)

4.    Inventory

Inventory consisted of the following amounts (in thousands):

	December 31,
	2002	2001
		Restated
Parts and supplies	$114,833	$146,877
Work in progress	37,790	46,091
Finished goods	13,381	22,687

	$166,004	$215,655

During the year ended December 31, 2002, we recorded approximately $13,853,000 in inventory write downs and reserves for parts inventory which was either obsolete, excess or carried at a price above market value. As of December 31, 2002 and 2001, we had inventory reserves of $14,211,000 and $2,101,000, respectively.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

5.    Compressor and Production Equipment Fabrication Contracts

Costs, estimated earnings and billings on uncompleted contracts consisted of the following (in thousands):

	December 31,
	2002	2001
Costs incurred on uncompleted contracts	$234,670	$129,952
Estimated earnings	21,073	25,654

	255,743	155,606
Less—billings to date	(212,968)	(103,659)

	$42,775	$51,947

The increase in the costs and billings on uncompleted contracts was due to the consolidation of Belleli, when the Company increased its ownership to 51%. (See Note 2.)

Presented in the accompanying financial statements as follows (in thousands):

	December 31,
	2002	2001
Costs and estimated earnings in excess of billings on uncompleted contracts	$57,346	$59,099
Billings on uncompleted contracts in excess of costs and estimated earnings	(14,571)	(7,152)

	$42,775	$51,947

6.    Property, plant and equipment

Property, plant and equipment consisted of the following (in thousands):

	December 31,
	2002	2001
		Restated
Compression equipment, facilities and other rental assets	$1,261,241	$1,171,282
Land and buildings	86,732	55,570
Transportation and shop equipment	75,443	61,848
Other	31,888	23,848

	1,455,304	1,312,548
Accumulated depreciation	(287,629)	(161,035)

	$1,167,675	$1,151,513

Depreciation expense was $139,427,000, $73,609,000 and $46,155,000 in 2002, 2001 and 2000, respectively. Depreciation expense for 2002 includes $34,485,000 for the impairment of certain idle units of the Company’s compression fleet that are being retired and the acceleration of depreciation of

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

certain plants and facilities expected to be sold or abandoned. Assets under construction of $116,427,000 and $98,538,000 are included in compression equipment, facilities and other rental assets at December 31, 2002 and 2001, respectively. The Company capitalized $2,470,000, $2,750,000 and $1,823,000 of interest related to construction in process during 2002, 2001, and 2000, respectively.

In August 2001, the Company exercised its purchase option under the 1998 operating lease (see Note 12) for $200,000,000. The depreciable basis of the compressors purchased has been reduced by the deferred gain of approximately $41,993,000 which was recorded at inception of the lease and previously included as an other liability on the Company’s Consolidated Balance Sheet.

7.    Intangible and Other Assets

Intangible and other assets consisted of the following (in thousands):

	December 31,
	2002	2001
		Restated
Deferred debt issuance and leasing transactions costs	$44,396	$42,183
Notes receivable	12,769	25,562
Intangibles	25,642	7,210
Other	12,943	13,619

	95,750	88,574
Accumulated amortization	(21,692)	(9,921)

	$74,058	$78,653

Amortization of intangible and other assets totaled $11,754,000, $5,113,000 and $1,591,000 in 2002, 2001 and 2000, respectively.

Certain notes receivable result from an agreement entered into in 2001 to advance funds to a third party in connection with various power generation development projects. Under the agreement, the Company agreed to advance working capital of up to $12,500,000. At December 31, 2001, $7,500,000 was funded under the agreement. The notes bear interest at the prime lending rate that ranged from 5.5% to 8%, are secured by equipment and mature on April 30, 2002. The remaining notes receivable result primarily from customers for sales of equipment or advances to other parties in the ordinary course of business. During 2002, the Company converted certain of the notes into equity ownership positions in the non-oilfield power generation projects and reclassified certain of these notes to assets held for sale (See Notes 2 and 3) and also recorded a charge in other expense to reserve for certain employee notes. (See Note 26.)

See Note 18 for related party notes receivable.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

8.    Investments in Non-Consolidated Affiliates

Investments in affiliates that are not controlled by the Company but where the Company has the ability to exercise significant influence over the operations are accounted for using the equity method. The Company’s share of net income or losses of these affiliates is reflected in the Consolidated Statement of Operations as Equity in income of non-consolidated affiliates. The Company’s primary equity method investments are comprised of entities that own, fabricate, operate, service and maintain compression and other related facilities. The Company’s equity method investments totaled approximately $148,824,000 and $169,222,000 at December 31, 2002 and 2001, respectively.

The Company’s ownership interest and location of each equity investee at December 31, 2002 is as follows:

	Ownership Interest	Location	Type of Business
Pigap II	30.0%	Venezuela	Gas Compression Plant
El Furrial	33.3%	Venezuela	Gas Compression Plant
Simco/Harwat Consortium	35.5%	Venezuela	Gas Compression Plant
Hanover Measurement Services Company LP	50.2%	United States	Monitoring Services
Servi Compressores, CA	50.0%	Venezuela	Compression Service Provider
Collicutt Mechanical Services Ltd.	24.1%	Canada	Compression Service Provider

Summarized balance sheet information for investees accounted for by the equity method follows (on a 100% basis, in thousands):

	December 31,
	2002	2001
Current assets	$165,193	$330,542
Non-current assets	591,283	620,951
Current liabilities	98,697	113,255
Debt payable	173,108	620,884
Owners’ equity	484,671	217,354

Summarized earnings information for these entities for the years ended December 31, 2002, 2001 and 2000 follows (on a 100% basis, in thousands):

	Years ended December 31,
	2002	2001(1)	2000
Revenues	$333,150	$201,581	$86,059
Operating income	87,231	46,097	17,290
Pretax income	77,121	25,417	10,500

(1)	Amounts for the joint ventures acquired in connection with the POI business acquisition are included from September 1, 2001.

The most significant investments are the joint ventures (Pigap II, El Furrial and Simco/Harwat) acquired in connection with the POI acquisition completed in August 2001. At December 31, 2002 and

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

2001, these ventures account for approximately $141,008,000 and $152,443,000 of the equity investments, respectively, and generated equity in earnings for 2002 and 2001 of approximately $21,680,000 and $8,053,000. See Note 24 for subsequent event regarding the Company’s interest in the PIGAP II joint venture. In connection with its investment in El Furrial and Simco/Harwat, the Company guaranteed its portion of the debt in the joint venture related to these projects. At December 31, 2002 the Company has guaranteed approximately $43,512,000 and $13,188,000, respectively, of the debt which is on these joint venture books. These amounts are not recorded on the Company’s books.

The financial data for 2000 includes the Company’s 20% interest in Meter Acquisition Company LP and its 60% interest in Hanover/Enron Venezuela Ltd. The Company sold Meter Acquisition Company LP in 2001 for cash of approximately $3,143,000. The Company purchased the remaining 40% interest in Hanover/Enron Venezuela Ltd. during 2001 for $3,050,000.

The financial data for 2001 includes Belleli, a fabrication company based in Italy. Effective January 2001, the Company agreed to provide certain facilitation services to Belleli and provide Belleli with project financing including necessary guarantees, bonding capacity and other collateral on an individual project basis. Under the arrangement, Belleli was required to present each project to the Company which could be approved at the Company’s sole discretion. The Company received $1,723,000 from Belleli in 2001 for its facilitation services. Under a separate agreement with Belleli, the Company has issued letters of credit on Belleli’s behalf totaling approximately $16,736,000 at December 31, 2002. In November 2002, the Company acquired an additional interest in Belleli bringing the total ownership to 51%. The increase in ownership requires that the Company record its investment in Belleli using the consolidation method of accounting rather than equity method accounting. The results of Belleli’s operations subsequent to the acquisition of the controlling interest, and the assets and liabilities of Belleli as of December 31, 2002, have been consolidated in the financial statements of the Company. (See Note 2.)

During 2000, Collicutt Hanover Services Ltd. (“Collicutt”) sold additional shares that reduced the Company’s ownership percentage to approximately 24%, accordingly, a change in interest gain of $864,000 was recorded in the Consolidated Statement of Operations. In 2002, due to permanent decline in the market value of its investment in Collicut, the Company recorded to Other expense an impairment of $5,000,000.

In the normal course of business, Hanover engages in purchase and sale transactions with Collicut Hanover Services Ltd., which is owned 24% by Hanover. During the period ended December 31, 2002 and 2001, Hanover had sales to this related party of $943,000 and $2,579,000, respectively; and purchases of $19,633,000 and $19,197,000, respectively. At December 31, 2002, Hanover had a net payable to this related party of $111,700.

In the normal course of business, Hanover engages in purchase and sale transactions with Servi-Compressores, which is owned 50% by Hanover. During the period ended December 31, 2002 and 2001, Hanover had sales to this related party of $406,000 and $849,000, respectively and made purchases of $1,859,000 during 2001. At December 31, 2001, Hanover had a net receivable from this related party of $464,000.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

The Company also holds interests in companies in which it does not exercise significant influence over the operations. These investments are accounted for using the cost method. Cost method investments totaled approximately $1,865,000 and $9,106,000 at December 31, 2002 and 2001, respectively. During 2002, the Company determined that certain of its cost method investments were permanently impaired and therefore recorded in Other expense impairment charges amounting to $7,100,000.

In May 2000, the Company acquired common stock of Aurion Technologies, Inc. (“Aurion”), a technology company formed to develop remote monitoring and data collection services for the compression industry, for $2,511,000 in cash. In 2001, the Company purchased additional shares for approximately $1,250,000, advanced $2,700,000 to Aurion and had an accounts receivable of $1,103,000. Aurion filed for bankruptcy protection in March 2002, and accordingly, the Company recorded in Other expense approximately $5,013,000 during the year ended December 31, 2001 to impair its investment and the unrecoverable amount of the advances. During 2002, the Company recorded an additional charge related to Aurion of $3,850,000.

9.    Goodwill

In June 2001, the FASB issued SFAS 142, Goodwill and Other Intangible Assets. Under SFAS 142, amortization of goodwill over an estimated useful life is discontinued. Instead, goodwill will be reviewed for impairment annually or whenever events indicate impairment may have occurred. The standard also requires acquired intangible assets to be recognized separately and amortized as appropriate. SFAS 142 was effective for Hanover on January 1, 2002. The adoption of SFAS 142 has had an impact on future financial statements, due to the discontinuation of goodwill amortization expense.

The transition provisions of SFAS 142 required the Company to identify its reporting units and perform an initial impairment assessment of the goodwill attributable to each reporting unit as of January 1, 2002. The Company performed its initial impairment assessment and determined that the Company’s reporting units are the same as its business segments and that no impairment existed as of January 1, 2002. However, due to a downturn in its business and changes in the business environment in which the Company operates, the Company completed an additional impairment analysis as of June 30, 2002. As a result of the test performed as of June 30, 2002, the Company recorded an estimated $47,500,000 impairment of goodwill attributable to our production and processing equipment fabrication business unit. The second step of goodwill impairment test required the Company allocate the fair value of the reporting unit to the production and processing equipment businesses’ assets. The Company performed the second step of the goodwill impairment test in the third quarter of 2002 and determined that no adjustment to the impairment, recorded in the second quarter, was required. The fair value of reporting units was estimated using a combination of the expected present value of future cash flows and the market approach. In the fourth quarter of 2002, the Company recorded a $4,603,000 goodwill impairment related to our pump division which we expect to sell in 2003.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

The table below presents the change in the net carrying amount of goodwill for the year ended December 31, 2002 (in thousands):

	December 31, 2001	Acquisitions	Purchase Adjustment and Other Adjustments	Goodwill Written Off Related to Discontinued Operations	Goodwill Impairment	December 31, 2002
Domestic rentals	$89,696	$—	$4,959	$—	$—	$94,655
International rentals	33,984	—	675	—	—	34,659
Parts, service and used equipment	51,822	—	(121)	(19,010)	—	32,691
Compressor and accessory fabrication	19,176	—	—	—	(4,603)	14,573
Production and processing equipment	47,500	3,941	—	—	(47,500)	3,941

Total	$242,178	$3,941	$5,513	$(19,010)	$(52,103)	$180,519

Hanover’s adjusted net income and earnings per share, adjusted to exclude goodwill amortization expense, for the twelve months ended December 31, 2001 and 2000 are as follows (in thousands, except per share data):

	2001	2000
	Restated	Restated
Net income	$72,413	$49,639
Goodwill amortization, net of tax	8,846	4,280

Adjusted net income	$81,259	$53,919

Basic earnings per share, as reported	$1.00	$0.80
Goodwill amortization, net of tax	0.12	0.07

Adjusted basic earnings per share	$1.12	$0.87

Diluted earnings per share, as reported	$0.94	$0.75
Goodwill amortization, net of tax	0.11	0.06

Adjusted diluted earnings per share	$1.05	$0.81

10.    Accrued Liabilities

Accrued liabilities are comprised of the following (in thousands):

	December 31,
	2002	2001
Accrued salaries, bonuses and other employee benefits	$21,024	$14,843
Accrued income and other taxes	24,095	15,536
Accrued leasing expense	23,465	21,990
Additional purchase price for DR (Note 2)	—	1,798
Additional purchase price for POI (Note 2)	60,740	58,000
Accrued other	60,315	42,941

	$189,639	$155,108

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

In December 2002, the Company announced a plan to consolidate certain of its manufacturing facilities and to terminate approximately 500 employees worldwide during 2003. In connection with the planned severance, the Company recorded an expense to selling, general and administrative expenses for $2,720,000 for estimated termination benefits and the amount is included in accrued other liabilities. As of December 31, 2002, no amounts had been paid out for the planned severance.

11.    Debt

Debt consisted of the following (in thousands):

	December 31,
	2002	2001
Bank credit facility	$156,500	$157,000
4.75% convertible senior notes due 2008	192,000	192,000
Schlumberger note, interest at 12.5%	167,096	150,000
Real estate mortgage, interest at 3.7%, collateralized by certain land and buildings, payable through September 2004	3,250	3,583
Belleli—factored receivables	15,970	—
Belleli—revolving credit facility	11,964	—
Other, interest at various rates, collateralized by equipment and other assets, net of unamortized discount	8,164	7,230

	554,944	509,813
Less—current maturities	(33,741)	(5,553)

Long-term debt	$521,203	$504,260

The Company’s bank credit facility as amended and restated to date provides for a $350,000,000 revolving credit facility that matures on November 30, 2004. Advances bear interest at (a) the greater of the administrative agent’s prime rate, the federal funds effective rate, or the base CD rate, or (b) a eurodollar rate, plus, in each case, a specified margin (3.2% and 3.9% weighted average interest rate at December 31, 2002 and 2001, respectively). A commitment fee based upon a percentage of the average available commitment is payable quarterly to the lenders participating in the facility. The fee ranges from 0.25% to 0.50% per annum and fluctuates with our consolidated leverage ratio. In addition to the drawn balance on the bank credit facility, as of December 31, 2002, we had $52,895,000 in letters of credit outstanding under the Company’s bank credit facility. The credit facility contains certain financial covenants and limitations on, among other things, indebtedness, liens, leases and sales of assets. Giving effect to the covenant limitations in the Company’s bank credit agreement, as amended to date, the availability under the bank credit facility at December 31, 2002 was approximately $120,000,000. The credit facility also limits the payment of cash dividends on the Company’s common stock to 25% of net income for the period from December 2001 through November 30, 2004. In addition, the Company had $3,775,000 in letters of credit outstanding under other letters of credit facilities.

In February 2003, the Company executed an amendment to its bank credit facility and the compression equipment leases that we entered into in 1999 and 2000. The amendment, which was effective December 31, 2002, modifies certain financial covenants to allow the Company greater flexibility in accessing the capacity under the bank credit facility to support our short-term liquidity

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

needs. In addition, at the higher end of our permitted consolidated leverage ratio, the amendment would increase the commitment fee under the bank credit facility by 0.125% and increase the interest rate margins used to calculate the applicable interest rates under all of the agreements by up to 0.75%. Any increase in the Company’s interest cost as a result of the amendment will depend on our consolidated leverage ratio at the end of each quarter, the amount of indebtedness outstanding and the interest rate quoted for the benchmark selected by us. As part of the amendment, we granted the lenders under these agreements a security interest in the inventory, equipment and certain other property of Hanover and its domestic subsidiaries, and pledged 66% of the equity interest in certain of Hanover’s foreign subsidiaries. In consideration for obtaining the amendment, we agreed to pay approximately $1.8 million to the lenders under these agreements. We also agreed to a restriction on our capital expenditures during 2003, which under the agreement cannot exceed $200,000,000.

In March 2001, the Company issued $192,000,000 principal amount of 4.75% convertible senior notes due 2008 (see Note 15).

In connection with the POI Acquisition on August 31, 2001, the Company issued a $150,000,000 subordinated acquisition note to Schlumberger, which matures December 15, 2005. Interest on the note accrues and is payable-in-kind at the rate of 8.5% annually for the first six months after issuance and periodically increases in increments of 1% to 2% per annum to a maximum interest rate 42 months after issuance of 15.5%. In the event of an event of default under the note, interest will accrue at a rate of 2% above the then applicable rate. The note is subordinated to all of the Company’s indebtedness other than indebtedness to fund future acquisitions. In the event that the Company completes an offering of equity securities, the Company is required to apply the proceeds of the offering to repay amounts outstanding under the note as long as no default exists or would exist under our other indebtedness as a result of such payment.

In November 2002, the Company increased its ownership in Bellel to 51%. (See Note 2). Belleli has financed its growth through the factoring of its receivables. Such factoring is typically short term in nature and at December 31, 2002 bore interest at a weighted average rate of 3.3%. In addition, Belleli has revolving credit facilities of $11,964,000 at December 31, 2002 at a weighted average rate of 3.0% which expire in 2003 and are secured by letters of credit issued by Hanover of $6,717,000.

Maturities of long-term debt at December 31, 2002 are (in thousands): 2003—$33,741; 2004—$160,194; 2005—$167,734; 2006—$549; 2007—$186; and $192,540 thereafter.

12.    Leasing Transactions

The Company has entered into five transactions involving the sale of equipment by Hanover and its subsidiaries to special purpose entities, which in turn lease the equipment back to us. At the time, these transactions had a number of advantages over other sources of capital then available to the Company. The sale and leaseback transactions (1) enabled Hanover to affordably extend the duration of its financing arrangements, (2) reduced Hanover’s cost of capital and (3) provided access to a source of capital other than traditional bank financing.

Prior to the first sale and leaseback transaction in 1998, the Company financed growth in compression assets by drawing down on our bank credit facility with a commercial bank. While highly flexible and well priced, the line of credit represented a short term funding strategy to finance long-term

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

assets. Sale and leaseback transactions can reduce refinancing risk by extending the duration of our capital commitments.

Sale and leaseback transactions also provided capital to the Company at a lower cost compared to other sources then available to us. Lenders to the special purpose entities do not require as high a rate of interest because their capital risk is mitigated by a perfected, first priority security interest in the compression equipment, as well as a residual value guarantee provided by us. This had the effect of reducing our leasing expense relative to an unsecured borrowing rate. The Company will continue to evaluate sale-leaseback transactions as well as consider other forms of financing for cost effectiveness as future capital needs arise.

The Company believes that the sale and leaseback transactions represent a source of capital in addition to the commercial bank financing traditionally utilized by the Company. This diversification of the Company’s capital sources has broadened its access to capital to allow it to expand operations.

In August 2001 and in connection with the POI Acquisition, we completed two sale and leaseback transactions involving certain compression equipment. Concurrent with these transactions, we exercised our purchase option under our July 1998 operating lease for $200,000,000. Under one transaction, we received $309,300,000 proceeds from the sale of compression equipment. Under the second transaction, we received $257,750,000 from the sale of additional compression equipment. Both transactions are recorded as a sale and leaseback of the equipment and are recorded as operating leases. Under the first transaction, the equipment was sold and leased back by us for a seven year period and will continue to be deployed by us in the normal course of our business. The agreement calls for semi-annual rental payments of approximately $12,750,000 in addition to quarterly rental payments of approximately $215,000. Under the second transaction, the equipment was sold and leased back by us for a ten year period and will continue to be deployed by us in the normal course of our business. The agreement calls for semi-annual rental payments of approximately $10,938,000 in addition to quarterly rental payments of approximately $188,000. We have options to repurchase the equipment under certain conditions as defined by the lease agreements. Through December 31, 2002, we incurred transaction costs of approximately $18,607,000 related to these transactions. These costs are included in intangible and other assets and are being amortized over the respective lease terms.

In October 2000, we completed a $172,589,000 sale and leaseback of compression equipment. In March 2000, we entered into a separate $200,000,000 sale and leaseback of compression equipment. Under the March agreement, we received proceeds of $100,000,000 from the sale of compression equipment at the first closing in March 2000 and in August 2000, we completed the second half of the equipment lease and received an additional $100,000,000 for the sale of additional compression equipment. In June 1999 and in July 1998, we completed two other separate $200,000,000 sale and leaseback transactions of compression equipment. Under the lease agreements, the equipment was sold and leased back by us for a five year term and will be utilized by us in the normal course of our business. We have options to repurchase the equipment under the 2000 and 1999 leases as defined under certain conditions by the lease agreements. The lease agreements call for variable quarterly payments that fluctuate with the London Interbank Offering Rate and have covenant restrictions similar to our bank credit facility. We incurred an aggregate of approximately $7,470,000 in transactions costs for the leases entered into in 2000 and 1999 which are included in intangible and other assets on the balance sheet and are being amortized over the respective lease terms of the respective transactions.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

The following table summarizes the proceeds, net book value of equipment sold, deferred gain on equipment sale, the residual guarantee (maximum exposure to loss) and the lease termination date for equipment leases (in thousands of dollars):

Lease	Sale Proceeds	Net Book Value	Deferred Gain	Residual Value Guarantee	Lease Termination Date
June 1999	$200,000	$166,356	$33,644	$166,000	June 2004
March and August 2000	200,000	166,922	33,078	166,000	March 2005
October 2000	172,589	155,692	16,897	142,299	October 2005
August 2001	309,300	306,034	3,266	232,000	September 2008
August 2001	257,750	235,877	21,873	175,000	September 2011

These transactions are recorded as a sale and leaseback of the equipment and the leases are treated as operating leases. We made guarantees under the lease agreements that are due upon termination of the leases and which may be satisfied by a cash payment or the exercise of our equipment purchase options under the terms of the lease agreements. The residual value guarantees and other lease terms which are based on negotiation between Hanover and third party lessors, were supported by equipment appraisals and analysis. We believe that the market value of the equipment at the end of the lease will exceed the guaranteed residual values due to our predictive and preventive maintenance programs, routine overhaul practices and the expected demand for compression equipment in the future. We review the value of the equipment whenever events or circumstances indicate that a decrease in market value may have occurred as a result of foreseeable obsolescence or a decrease in market demand. If the fair value of the equipment was less than the guaranteed residual value, we would accrue additional lease expense for the amount that would be payable upon termination of the lease. All gains on the sale of the equipment are deferred until the end of the respective lease terms. Should we not exercise our purchase options under the lease agreements, the deferred gains will be recognized to the extent they exceed any final rent payments and any other payments required under the lease agreements.

As a result of the lease transactions, we incurred approximately $94,751,000, $70,435,000, and $45,484,000 in lease expense for the years ended December 31, 2002, 2001 and 2000, respectively. The following future minimum lease payments are due under the leasing arrangements exclusive of any final rent payments or purchase option payments (in thousands): 2003—$83,703; 2004—$76,418; 2005—$62,332; 2006—$48,987; 2007—$48,987; and $100,537 thereafter.

In connection with the compression equipment leases entered into in August 2001, the Company was obligated to prepare registration statements and complete an exchange offering to enable the holders of the notes issued by the lessors to exchange their notes with notes which are registered under the Securities Act of 1933. Because of the restatement of our financial statements, the exchange offering was not completed pursuant to the time line required by the agreements, the Company was required to pay additional lease expense in the amount equal to $105,600 per week until the exchange offering was completed. The additional lease expense began accruing on January 28, 2002 and increased the Company’s lease expense by $5,067,000 during 2002. The registration statements became effective in February 2003. The exchange offer was completed and the requirement to pay the additional lease expense ended on March 13, 2003.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

In February 2003, we executed an amendment to our bank credit facility and the compression equipment leases entered into in 1999 and 2000. (See Note 11.)

13.    Income Taxes

The components of income (loss) from continuing operations before income taxes were as follows (in thousands):

	Years ended December 31,
	2002	2001	2000
		Restated	Restated
Domestic	$(115,733)	$62,128	$54,684
Foreign	23,314	49,872	20,264

	$(92,419)	$112,000	$74,948

The provision for (benefit from) income taxes from continuing operations consisted of the following (in thousands):

	Years ended December 31,
	2002	2001	2000
		Restated	Restated
Current tax provision (benefit):
Federal	$(9,551)	$1,136	$2,048
State	(227)	560	449
Foreign	11,243	10,474	(2,561)

Total current	1,465	12,170	(64)

Deferred tax provision (benefit):
Federal	(10,738)	25,085	16,284
State
Foreign	(8,303)	5,133	11,598

Total deferred	(19,041)	30,218	27,882

Total provision for (benefit from) income taxes	$(17,576)	$42,388	$27,818

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

The provision for (benefit from) income taxes for 2002, 2001 and 2000 resulted in effective tax rates of 19.0%, 37.8% and 37.1%, respectively. The reasons for the differences between these effective tax rates and the U.S. statutory rate of 35% are as follows (in thousands):

	Years ended December 31,
	2002	2001	2000
		Restated	Restated
Federal income tax at statutory rate	$(32,347)	$39,200	$26,231
State income taxes, net of federal benefit	(148)	364	291
Foreign effective rate/U.S. rate differential (including foreign valuation allowances)	(8,020)	(2,775)	(64)
U.S. impact of foreign operations, net of federal benefit	7,894	3,458	1,305
Nondeductible goodwill	10,117	1,118	875
U.S. valuation allowance	2,609	—	—
Other, net	2,319	1,023	(820)

	$(17,576)	$42,388	$27,818

Deferred tax assets (liabilities) are comprised of the following (in thousands):

	December 31,
	2002	2001
		Restated
Deferred tax assets:
Net operating losses	$157,928	$64,787
Investment in joint ventures	11,208	—
Inventory	7,097	3,039
Alternative minimum tax credit carryforward	5,351	15,152
Derivative instruments	9,656	6,452
Accrued liabilities	13,478	3,980
Intangibles	15,297	316
Other	9,003	9,387

Gross deferred tax assets	229,018	103,113
Valuation allowance	(23,371)	—

	205,647	103,113

Deferred tax liabilities:
Property, plant and equipment	(313,483)	(263,108)
Other	(4,636)	(5,497)

Gross deferred tax liabilities	(318,119)	(268,605)

	$(112,472)	$(165,492)

The Company has U.S. net operating loss carryforwards at December 31, 2002 of approximately $381,000,000 expiring in 2006 to 2022. At December 2002, the Company has an alternative minimum tax credit carryforward of approximately $5,351,000 that does not expire. At December 31, 2002, the Company has approximately $70,200,000 of net operating loss carryforwards in certain non-U.S.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

jurisdictions. Of these, approximately $1,400,000 have no expiration date, and the remaining $68,800,000 will expire in future years through 2011. A valuation allowance has been provided, primarily for net operating loss carryforwards that are not expected to be utilized. The valuation allowance increased by $20,762,000 due to current year losses in non-U.S. tax jurisdictions with short net operating loss carryforward periods, including Argentina and Venezuela.

In 2001, the Company recorded approximately $35,212,000 of additional deferred income tax liability resulting from the 2001 acquisition transactions. (See Note 2.)

The Company has not recorded a deferred income tax liability for additional income taxes that would result from the distribution of earnings of its foreign subsidiaries if they were actually repatriated. The Company intends to reinvest the undistributed earnings of its foreign subsidiaries indefinitely.

14.    Mandatorily Redeemable Convertible Preferred Securities

In December 1999, the Company issued $86,250,000 of unsecured Mandatorily Redeemable Convertible Preferred Securities (the “Convertible Preferred Securities”) through Hanover Compressor Capital Trust, a Delaware business trust and wholly-owned finance subsidiary of the Company. The Convertible Preferred Securities have a liquidation amount of $50 per unit. The Convertible Preferred Securities mature in 30 years but the Company may redeem them partially or in total any time on or after December 20, 2002. The Convertible Preferred Securities also provide for annual cash distributions at the rate of 7.25%, payable quarterly in arrears; however, payments may be deferred up to 20 quarters subject to certain restrictions. The Company recorded approximately $6,253,000, during 2002, 2001 and 2000, for distributions related to Convertible Preferred Securities, which are included as a component of interest expense in the accompanying consolidated statement of operations. Each Convertible Preferred Security is convertible into 2.7972 shares of Hanover common stock, subject to certain conditions. The Company has fully and unconditionally guaranteed the Convertible Preferred Securities. The Company incurred approximately $3,587,000 in transaction costs that are included in other assets, and recorded $121,000, $120,000 and $116,000 of amortization for December 31, 2002, 2001 and 2000, respectively. The transaction costs are being amortized over the term of the Convertible Preferred Securities. The fair value of the Convertible Preferred Securities is approximately $62,963,000 at December 31, 2002.

15.    Common Stockholders’ Equity

Convertible Senior Notes Offering

In March 2001, the Company issued $192,000,000 principal amount of 4.75% convertible senior notes due 2008. The notes mature on March 15, 2008 and are subject to call beginning on March 15, 2004. The notes are convertible into shares of the Company’s common stock at a conversion price of approximately $43.94 per share. In addition, the Company may decrease the conversion price by any amount for any period of time, subject to approval by the Board of Directors and within the terms of the indenture. The Company received approximately $185,537,000 of proceeds from the sale, net of underwriting and offering costs. The fair value of the convertible senior notes is approximately $153,696,000 at December 31, 2002.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Stock Offerings

In March 2001, the Company completed a public offering of 2,500,000 newly issued shares of the Company’s common stock. The Company realized approximately $83,850,000 of proceeds from the offering, net of underwriting and offering costs.

In May 2000, the Company completed a private placement of 2,000,000 newly issued shares of common stock to an institutional investor for cash of $59,400,000, net of offering costs.

Stock Split

In June 2000, the Company completed a 2-for-1 stock split effected in the form of a 100% stock dividend. All common stock, additional paid-in capital and earnings per common share information have been restated for all periods presented to reflect this stock split. In addition, the Board of Directors approved an increase of authorized shares of common stock to 200,000,000.

Notes Receivable-Employee Stockholders

Under various stock purchase plans, the Company’s employees were eligible to purchase shares of Hanover stock at fair market value in exchange for cash and/or notes receivable. The notes are collateralized by the common stock and the general credit of the employee, bear interest at a prime rate, and are generally payable on demand or at the end of a four-year period. The notes were recorded as a reduction of common stockholders’ equity. Due to the decline in the price of the Company’s stock which secured a portion of the notes, during 2002, the Company recorded a reserve for these notes receivable.

Other

As of December 31, 2002, warrants to purchase approximately 4,000 shares of common stock at $.005 per share were outstanding. The warrants expire in August 2005.

See Note 2 for a description of other common stock transactions.

16.    Stock Options

The Company has employee stock option plans that provide for the granting of options to purchase common shares. The options are generally issued with an exercise price equal to the fair market value on the date of grant and are exercisable over a ten-year period. Options granted typically vest over a three to four year period. No compensation expense related to stock options was recorded in 2002, 2001 and 2000.

In April 2002, the Company granted 151,048 restricted shares of our common stock to certain employees as part of an incentive compensation plan. The restricted stock grants vest equally over four years. As of December 31, 2002, 142,630 restricted shares were outstanding under the plan. We will recognize compensation expense equal to the fair value of the stock at the date of grant over the vesting period related to these grants. During 2002, we recognized $423,000 in compensation expense related to these grants.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

In June 2000, the Company purchased APSI, which had existing stock option programs in place. The Company converted the outstanding APSI stock options into the Company’s stock options as of the purchase date at a conversion ratio equal to the exchange ratio under the merger agreement. As a result, 127,813 options were converted at a weighted-average per share exercise price of approximately $12.88. Approximately 60,307 of the options vested on the date of closing of the APSI acquisition with the remaining options vesting at varying dates through 2003.

The following is a summary of stock option activity for the years ended December 31, 2002, 2001 and 2000:

	Shares	Weighted average price per share
Options outstanding, December 31, 1999	8,797,004	$6.24
Options granted	—	—
APSI acquisition	127,813	12.88
Options canceled	(11,562)	9.78
Options exercised	(994,572)	3.68

Options outstanding, December 31, 2000	7,918,683	6.63
Options granted	43,575	25.00
Options canceled	(47,622)	12.48
Options exercised	(250,161)	9.12

Options outstanding, December 31, 2001.	7,664,475	6.62
Options granted	1,497,706	13.35
Options canceled	(261,323)	10.29
Options exercised	(1,422,850)	4.69

Options outstanding, December 31, 2002.	7,478,008	8.21

The following table summarizes significant ranges of outstanding and exercisable options at December 31, 2002:

	Options outstanding			Options exercisable
Range of exercise prices	Shares	Weighted average remaining life in years	Weighted average exercise price	Shares	Weighted average exercise price
$0.00-2.50	2,086,918	2.4	$2.25	2,086,918	$2.25
$2.51-5.00	506,387.8		2.94	506,387	2.94
$5.01-7.50	142,724	3.2	5.84	142,724	5.84
$7.51-10.00	3,192,051	5.0	9.77	2,741,051	9.75
$10.01-12.50	296,213	6.5	12.17	250,713	12.50
$12.51-15.00	970,005	8.6	14.51	118,723	14.50
$15.01-17.50	175,000	9.3	17.29	—	—
$17.51-20.00	14,000	9.3	18.43	—	—
$20.01-22.50	30,145	2.2	20.09	—	—
$22.51-25.00	64,565	8.6	25.00	6,911	25.00

	7,478,008			5,853,427

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

The weighted-average fair value at date of grant for options where the exercise price equals the market price of the stock on the grant date was $13.35 and $25.00 per option during 2002 and 2001, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The Company did not grant any stock options in 2000. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

	2002	2001	2000
Expected life	6 years	6 years	N/A
Interest rate	4.4%	4.0%	N/A
Volatility	39.3%	35.4%	N/A
Dividend yield	0%	0%	N/A

See Note 1 for stock based compensation proforma impact on net income.

17.    Benefit Plans

The Company’s 401(k) retirement plan provides for optional employee contributions up to the IRS limitation and discretionary employer matching contributions. The Company recorded matching contributions of $1,472,000, $1,062,000, and $594,000 during the years ended December 31, 2002, 2001 and 2000, respectively.

18.    Related Party and Certain Other Transactions

Transactions with GKH Entities

The Company and GKH Partners, L.P. (“GKH”) are parties to a stockholders agreement that provides, among other things, for GKH Investments, L.P.’s rights of visitation and inspection and the Company’s obligation to provide Rule 144A information to prospective transferees of the Common Stock.

GKH and other stockholders (collectively, the “Holders”) who, as of December 31, 2002, together beneficially own approximately 11% of the outstanding Common Stock, are, together with the Company, parties to a Third Amended Registration Rights Agreement dated December 5, 1995 (the “GKH Rights Agreement”). The GKH Rights Agreement generally provides that if the Company proposes to register shares of its capital stock or any other securities under the Securities Act of 1933, then upon the request of those Holders owning in the aggregate at least 2.5% of the Common Stock (the “Registrable Securities”) then held by all of the Holders, the Company will use its reasonable best efforts to cause the Registrable Securities so requested by the Holders to be included in the applicable registration statement, subject to underwriters’ cutbacks. The Company is required to pay all

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

registration expenses in connection with registrations of Registrable Securities effected pursuant to the GKH Rights Agreement.

William S. Goldberg, who was at the time a Managing Director of GKH Partners, acted as Chief Financial Officer of the Company during 2001 and into 2002 and served as Vice Chairman of the Board beginning in February 2002. Mr. Goldberg resigned as Chief Financial Officer in February 2002 and resigned as Vice Chairman of the Board and as a member of the Board in August 2002. Mr. Goldberg did not receive cash remuneration from the Company. The Company did reimburse GKH Partners for certain travel and related expenses incurred by Mr. Goldberg in connection with his efforts on the Company’s behalf.

GKH has advised the Company that it is in the process of dissolving and “winding up” its affairs. On November 12, 2002, GKH informed the Company that GKH has advised its limited partners that it is extending the wind-up process of the partnership for an additional twelve months from January 25, 2003 until January 25, 2004. On December 3, 2002, GKH, as nominee for GKH Private Limited, and GKH Investments, L.P. made a partial distribution of 10,000,000 shares out of a total of 18,274,795 shares held by GKH to its limited and general partners. As part of the wind-up process, GKH may liquidate or distribute substantially all of its assets, including the remaining shares of the Common Stock owned by GKH, to its partners.

In August 2001, Hanover paid a $4,650,000 fee to GKH as payment for services rendered in connection with Hanover’s acquisition of POI and related assets. Pursuant to an agreement with GKH which provides for compensation to GKH for services, Hanover paid a management fee of $45,000 per month from November 2001 until terminated February 2002.

Hanover leases certain compression equipment to an affiliate of Cockrell Oil and Gas, LP, which was owned 50% by GKH until January 2001. The lease is on a month-to-month basis. For the years ended 2001 and 2000, approximately $76,000 and $228,540 respectively, was billed under the lease.

Transactions with Schlumberger Entities

In August 2001, the Company purchased Production Operators Corporation and related assets (the “POI Acquisition”) from the Schlumberger Companies (as defined below). Schlumberger Limited (Schlumberger Limited and the Schlumberger Companies, collectively are referred to as “Schlumberger”) owns, directly or indirectly, all of the equity of the Schlumberger Companies. Pursuant to the Lock-Up, Standstill and Registration Rights Agreement, dated as of August 31, 2001 (the “Schlumberger Rights Agreement”), between Schlumberger Technology Company, Camco International Inc., Schlumberger Surenco, S.A., Schlumberger Oilfield Holdings Limited, Operational Services, Inc. (collectively, the “Schlumberger Companies”) and Hanover, Hanover granted to each of the Schlumberger Companies certain registration rights in connection with shares of the Common Stock received by the Schlumberger Companies as consideration in the POI acquisition (the “Hanover Stock”). The registration rights granted to the Schlumberger Companies include (i) the right, subject to certain restrictions, to register the Hanover Stock in any registration of securities initiated by Hanover within the period of time beginning on the third anniversary of the date of the Schlumberger Rights Agreement and ending on the tenth anniversary of the date of the Schlumberger Rights Agreement (such period of time, the “Registration Period”), and (ii) the right, subject to certain restrictions, to demand up to five registrations of the Hanover Stock within the Registration Period. Hanover is

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

required to pay all registration expenses in connection with registrations of Hanover Stock pursuant to the Schlumberger Rights Agreement. For a period of three years from the date of the Schlumberger Rights Agreement, the Schlumberger Companies are prohibited from, directly or indirectly, selling or contracting to sell any of the Hanover Stock. The Schlumberger Rights Agreement also provides that none of the Schlumberger Companies shall, without Hanover’s written consent, (i) acquire or propose to acquire, directly or indirectly, greater than twenty-five percent (25%) of the shares of Hanover common stock, (ii) make any public announcement with respect to, or submit a proposal for, any extraordinary transaction involving Hanover, (iii) form or join in any group with respect to the matters set forth in (i) above, or (iv) enter into discussions or arrangements with any third party with respect to the matters set forth in (i) above.

Schlumberger has the right under the POI purchase agreement, so long as Schlumberger owns at least 5% of the Common Stock and subject to certain restrictions, to nominate one representative to sit on our Board of Directors. In August 2001, Schlumberger designated Mr. René Huck, a Vice President of Schlumberger Ltd., as a nominee to serve on our Board of Directors. Schlumberger has advised the Company that it will not designate a nominee for 2003 and thus Mr. Huck will not stand for re-election. For the years ended December 31, 2002, 2001 and 2000, Hanover generated revenues of approximately $6,034,000, $1,379,000 and $918,000 in business dealings with Schlumberger. In addition, Hanover made purchases of equipment and services of approximately $7,599,000 from Schlumberger during 2002.

As part of the purchase agreement entered into with respect to the POI Acquisition, the Company was required to make a payment of up to $58,000,000 plus interest from the proceeds of and due upon the completion of a financing of PIGAP II, a South American joint venture acquired by Hanover from Schlumberger. (See Note 8.) Because the joint venture failed to execute the financing on or before December 31, 2002, the Company had the right to put its interest in the joint venture back to Schlumberger in exchange for a return of the purchase price allocated to the joint venture, plus the net amount of any capital contributions by the Company to the joint venture. In January 2003, the Company exercised its right to put its interest in the joint venture back to Schlumberger. If not exercised, the put right would have expired as of February 1, 2003. The consummation of the transfer of the Company’s interest in the joint venture back to Schlumberger is subject to receipt of necessary consents. Hanover is currently in discussions with Schlumberger to explore the possibility of entering into a new agreement under which Hanover would retain the 30% ownership interest in the joint venture. In light of the ongoing discussions between Hanover and Schlumberger relating to the put, the parties agreed to postpone the closing date of the transfer to no later than May 31, 2003.

In connection with the POI Acquisition, the Company issued a $150,000,000 subordinated acquisition note to Schlumberger, which matures December 15, 2005. Interest on the subordinated acquisition note accrues and is payable-in-kind at the rate of 8.5% annually for the first six months after issuance and periodically increases in increments of 1% to 2% per annum to a maximum interest rate 42 months after issuance of 15.5%. In the event of an event of default under the subordinated acquisition note, interest will accrue at a rate of 2% above the then applicable rate. The subordinated acquisition note is subordinated to all of the Company’s indebtedness other than certain indebtedness to fund future acquisitions. In the event that the Company completes an offering of equity securities, the Company is required to apply the proceeds of the offering to repay amounts outstanding under the subordinated acquisition note as long as no default exists or would exist under the Company’s other indebtedness as a result of such payment.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

In August 2001, the Company entered into a five-year strategic alliance with Schlumberger intended to result in the active support of Schlumberger in fulfilling certain of our business objectives. The principal components of the strategic alliance include (1) establishing the Company as Schlumberger’s most favored supplier of compression, natural gas treatment and gas processing equipment worldwide, (2) Schlumberger’s coordination and cooperation in further developing the Company’s international business by placing Hanover personnel in Schlumberger’s offices in six top international markets and (3) providing the Company with access to consulting advice and technical assistance in enhancing its field automation capabilities.

Other Related Party Transactions

In January 2002, Hanover advanced cash of $100,000 to Robert O. Pierce, Senior Vice President – Manufacturing and Procurement, in return for a promissory note. The note bore interest at 4.0%, matured on September 30, 2002, and was unsecured. On September 18, 2002, the Board of Directors approved the purchase of 30,054 shares of Hanover common stock from Mr. Pierce at $9.60 per share for a total of $288,500. The price per share was determined by reference to the closing price quoted on the New York Stock Exchange on September 18, 2002. The Board of Directors determined to purchase the shares from Mr. Pierce because it was necessary for him to sell shares to repay his loan with the Company as well as another outstanding loan. The loans matured during a blackout period under our insider trading policy and therefore Mr. Pierce could not sell shares of Hanover stock in the open market to repay the loans. Mr. Pierce’s loan from the Company was repaid in full in September 2002.

During 2001, the Company sold equipment totaling approximately $12,004,000 to an affiliate of Enron Capital and Trade Resources Corp. During 2001, the Company learned that Enron had sold its investment in the Company’s stock and thus is no longer a related party to the Company.

In exchange for notes, Hanover has loaned approximately $8,922,000 to employees, some of who were subject to margin calls, which together with accrued interest were outstanding as of December 31, 2002. In December 2002, Hanover’s Board of Directors eliminated the practice of extending loans to employees and executive officers and there are no loans outstanding with any current executive officer of the Company. Due to the decline in Hanover’s stock price and other collectibility concerns, the Company has recorded a charge in other expense to reserve $6,021,000 for non-executive officer loans.

Ted Collins, Jr., a Director of the Company owns 100% of Azalea Partners, which in turn owns 13% of Energy Transfer Group, LLC (“ETG”). The Company owns a 10% interest in ETG and ETG owns a 1% interest in Energy Transfer Hanover Ventures, LP, (“Energy Ventures”) a subsidiary of the Company. The Company advanced working capital to ETG in 2002, for certain costs incurred by ETG for the performance of services relating to Energy Ventures’ power generation business. During the fiscal year ended December 31, 2002, the largest aggregate amount advanced under this arrangement was $400,000. The advances do not bear interest. At December 31, 2002, the Company had $400,000 in advances outstanding to ETG. In 2002, ETG billed the Company $1,899,000 for services rendered to reimburse ETG for expenses incurred on behalf of Energy Ventures during the year. In 2002, the Company recorded sales of approximately $470,000 related to equipment leases and parts sales to ETG.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

In connection with the restatements announced by the Company in 2002, certain officers and directors have been named as defendants in putative stockholder class actions, stockholder derivative actions and have been involved with the investigation being conducted by the Staff of the Securities and Exchange Commission. Pursuant to the indemnification provisions of the Company’s articles of incorporation and bylaws, the Company has advanced legal fees to certain employees, officers and directors involved in these proceedings. In this connection, expenses incurred on behalf of indemnified officers and directors during 2002 total $999,000. Of this amount $392,000 was incurred on behalf of a former officer and director, William S. Goldberg; $375,000 was incurred on behalf of former officers Michael J. McGhan, Charles D. Erwin and Joe C. Bradford; $149,000 was incurred on behalf of directors Ted Collins, Jr., Robert R. Furgason, René Huck, Melvyn N. Klein, Michael A. O’Connor, and Alvin V. Shoemaker, who were serving during 2001; and $83,000 was incurred on behalf of directors I. Jon Brumley, Victor E. Grijalva, and Gordon T. Hall.

Transactions with Former Executive Officers

Michael J. McGhan. Mr. McGhan served as Chief Executive Officer and President of the Company since October 1991 and served as a director of the Company since March 1992. Mr. McGhan also served as an officer and director of certain Hanover subsidiaries during his tenure. Mr. McGhan resigned from all positions held with the Company on August 1, 2002. In 2001, the Company advanced cash of $2,200,000 to Mr. McGhan, in return for promissory notes. The notes bear interest at 4.88%, mature on April 11, 2006, and are collateralized by personal real estate and Hanover common stock with full recourse. 411,914 shares of Hanover Common Stock owned by Mr. McGhan are held secured as collateral for this $2,200,000 loan. In January 2002, the Company advanced additional cash of $400,000 to Mr. McGhan in return for a promissory note. The note bore interest at 4.0% and was repaid in full in September 2002. Set forth below is information concerning the indebtedness of Mr. McGhan to Hanover as of December 31, 2002, 2001, and 2000.

Year	Aggregate Note Principal Amount Outstanding at Period End	Largest Note Principal Amount Outstanding during each Period	Weighted Average Rate of Interest at Period End
2002	$2,200,000	$2,600,000	4.88%
2001	$2,200,000	$2,200,000	4.88%
2000	$—	$—	—

On July 29, 2002, the Company purchased 147,322 shares of the Common Stock from Mr. McGhan for $8.96 per share for a total of $1,320,000. The price per share was determined by reference to the closing price quoted on the New York Stock Exchange on July 29, 2002. The Board of Directors determined to purchase the shares from Mr. McGhan because he was subject to a margin call during a blackout period under the Hanover insider trading policy, and therefore, could not sell such shares to the public to cover the margin call without being in violation of the policy.

On August 1, 2002, the Company entered into a Separation Agreement with Mr. McGhan. The agreement sets forth a mutual agreement to sever the relationships between Mr. McGhan and Hanover, including the employment relationships of Mr. McGhan with Hanover and its affiliates. In the agreement, the parties also documented their understandings with respect to: (i) the posting of

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

additional collateral by Mr. McGhan to secure repayment of loans owed by Mr. McGhan to Hanover; and (ii) certain waivers and releases by Mr. McGhan. In the agreement, Mr. McGhan made certain representations as to the status of the outstanding loans payable by Mr. McGhan to Hanover, the documentation for the loans and the enforceability of his obligations under the loan documents. The loans were not modified and must be repaid in accordance with their original terms. In addition, the agreement provided that Mr. McGhan may exercise his vested stock options pursuant to the post-termination exercise periods set forth in the applicable plan. Since the date of the agreement, Mr. McGhan has exercised all such vested stock options and the net shares from such exercise have been posted as collateral for his outstanding indebtedness to the Company. In addition, Mr. McGhan agreed, among other things, not to compete with Hanover and not to solicit Hanover employees or customers under terms described in the agreement for a period of twenty-four months after the effective date of the agreement. In consideration for this non-compete/non-solicitation agreement, Hanover agreed to pay Mr. McGhan $33,333 per month for a period of eighteen months after the effective date of the agreement.

Charles D. Erwin. Mr. Erwin served as Chief Operating Officer of the Company since April 2001 and served as Senior Vice President—Sales and Marketing since May 2000. Mr. Erwin resigned from these positions on August 2, 2002. In 2000, the Company advanced $824,087 to Mr. Erwin in return for a promissory note. In 2002 and 2001, according to the terms of the original note, the Company recorded compensation expense and forgave $207,382 and $145,118 of such indebtedness (which included $42,565 and $62,709 of accrued interest), respectively. The balance of the loan was repaid in full by Mr. Erwin in December 2002. Set forth below is information concerning the indebtedness of Mr. Erwin to Hanover as of December 31, 2001, 2001 and 2000:

Year	Aggregate Note Principal Amount Outstanding at Period End	Largest Note Principal Amount Outstanding during each Period	Weighted Average Rate of Interest at Period End
2002	$—	$631,800	4.3%
2001	$631,800	$769,148	4.8%
2000	$769,148	$824,087	9.5%

On August 2, 2002, the Company entered into a Separation Agreement with Mr. Erwin. The agreement sets forth a mutual agreement to sever the relationships between Mr. Erwin and Hanover, including the employment relationships of Mr. Erwin with Hanover and its affiliates. In the agreement, the parties also documented their understandings with respect to: (i) the posting of additional collateral by Mr. Erwin to secure repayment of an outstanding loan owed by Mr. Erwin to Hanover; (ii) certain waivers and releases by Mr. Erwin; and (iii) the payment of a reasonable and customary finders fee for certain proposals brought to Hanover’s attention by Mr. Erwin during the twenty-four month period after the effective date of the agreement. In the agreement, Mr. Erwin has made certain representations as to the status of an outstanding loan payable by Mr. Erwin to Hanover, the documentation for the loan and the enforceability of the his obligations under the loan documents. The loan was not modified and as noted above this note was repaid in full in December 2002. In addition, the agreement provides that Mr. Erwin may exercise his vested stock options pursuant to the post-termination exercise periods set forth in the applicable plan. Since the date of the agreement, Mr. Erwin has exercised all such vested stock options. Mr. Erwin’s non-vested stock options were forfeited as of August 2, 2002. In addition,

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Mr. Erwin agreed, among other things, not to compete with Hanover and not to solicit Hanover employees or customers under terms described in the agreement for a period of twenty-four months after the effective date of the agreement. In consideration for this non-compete/non-solicitation agreement, Hanover agreed to pay Mr. Erwin $20,611 per month for a period of eighteen months after the effective date of the agreement.

Joe C. Bradford. In August 2002, our Board of Directors did not reappoint Mr. Bradford to the position of Senior Vice President—Worldwide Operations Development, which he held since May 2000. On September 27, 2002, Mr. Bradford resigned his employment with Hanover. In 2000, the Company advanced $764,961 to Mr. Bradford in return for a promissory note that matures in June 2004. In 2002 and 2001, according to the terms of the note, the Company recorded compensation expense and forgave $192,504 and $134,706 of such indebtedness (which included $39,512 and $58,210 of accrued interest), respectively. Set forth below is information concerning the indebtedness of Mr. Bradford to Hanover as of December 31, 2002, 2001 and 2000:

Year	Aggregate Note Principal Amount Outstanding at Period End	Largest Note Principal Amount Outstanding during each Period	Weighted Average Rate of Interest at Period End
2002	$535,473	$579,845	4.3%
2001	$579,845	$706,022	4.8%
2000	$706,022	$764,961	9.5%

19.    Commitments and Contingencies

Rent expense, excluding lease payments for the leasing transactions described in Note 12, for 2002, 2001 and 2000 was approximately $4,142,000, $4,008,000, and $2,159,000 respectively. Commitments for future minimum rental payments exclusive of those disclosed in Note 12 under noncancelable operating leases with terms in excess of one year at December 31, 2002 are (in thousands): 2003—$4,947; 2004—$4,000; 2005—$2,617; 2006—$590; 2007—$94 and $131 thereafter.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Hanover has issued the following guarantees which are not recorded on the Company’s Consolidated Balance Sheet:

	Term	Maximum Potential Undiscounted Payments as of December 31, 2002
		(in thousands)
Indebtedness of non-consolidated affiliates:
Simco/Harwat Consortium (1)	2003	$13,188
El Furrial (1)	2013	43,512

Other:
Leased compression equipment residual value	2004-2011	881,299
Performance guarantees through letters of credit (2)	2003-2007	14,635
Standby letters of credit	2003-2004	42,035
Bid bonds and performance bonds (2)	2003-2007	72,341

		$1,067,010

(1)	The Company has guaranteed the debt within this non-consolidated affiliate up to the Company’s ownership percentage in such affiliate. (See Note 8).
(2)	The Company has issued guarantees to third parties to ensure performance of its obligations some of which may be fulfilled by third parties.

As part of the POI acquisition, as of December 31, 2002 we were required to pay up to $58.0 million to Schlumberger from the proceeds of the financing of PIGAP II, a South American joint venture, a minority interest of which was acquired by Hanover in the acquisition of POI. Because the joint venture failed to execute the financing on or before December 31, 2002, we had the right to put our interest in the joint venture back to Schlumberger in exchange for a return of the purchase price allocated to the joint venture, plus the net amount of any capital contributions by Hanover to the joint venture. In January 2003, we exercised our right to put our interest in the joint venture back to Schlumberger. If not exercised, the put right would have expired as of February 1, 2003. The consummation of the transfer of Hanover’s interest in the joint venture back to Schlumberger is subject to certain consents. Hanover is currently in discussions with Schlumberger to explore the possibility of entering into a new agreement under which Hanover would retain the 30% ownership interest in the joint venture. In light of the ongoing discussions between Hanover and Schlumberger relating to the put, the parties have agreed to postpone the closing date to no later than May 31, 2003. At December 31, 2002, the Company expected the $58,000,000 obligation together with accrued interest to be paid in 2003, this obligation is recorded in accrued liabilities in the accompanying balance sheet. The purchase price is also subject to a contingent payment by Hanover to Schlumberger based on the realization of certain tax benefits by Hanover over the next 15 years.

Commencing in February 2002, approximately 15 putative securities class action lawsuits were filed against us and certain of our officers and directors in the United States District Court for the Southern District of Texas. These class actions have been consolidated into one case, Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust, On Behalf of Itself and All Others Similarly Situated, Civil Action No. H-02-0410, naming as defendants Hanover Compressor Company, Mr. Michael J. McGhan, Mr. William S. Goldberg and Mr. Michael A. O’Connor. The plaintiffs in these

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

securities actions purport to represent purchasers of our common stock during various periods ranging from May 15, 2000 through January 28, 2002. The complaints assert various claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and seek unspecified amounts of compensatory damages, interest and costs, including legal fees. The court entered an order appointing Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust and others as lead plaintiffs on January 7, 2003 and appointed Milberg, Weiss, Bershad, Hynes & Lerach LLP as lead counsel. A consolidated amended complaint is currently due to be filed on or before April 7, 2003.

Commencing in February 2002, four derivative lawsuits were filed in the United States District Court for the Southern District of Texas, two derivative lawsuits were filed in state district court for Harris County, Texas (one of which was nonsuited and the second of which was removed to Federal District Court for the Southern District of Texas) and one derivative lawsuit was filed in the Court of Chancery for the State of Delaware in and for New Castle County. These derivative lawsuits, which were filed by certain of our shareholders purportedly on behalf of the Company, allege, among other things, that our directors breached their fiduciary duties to shareholders and seek unspecified amounts of damages, interest and costs, including legal fees. The derivative actions in the United States District Court for the Southern District of Texas were consolidated on August 19 and August 26, 2002. With that consolidation, the currently pending derivative lawsuits are:

Plaintiff	Defendants	Civil Action No.	Court	Date Instituted
Harbor Finance Partners, derivatively on behalf of Hanover Compressor Company	Michael J. McGhan, William S. Goldberg, Ted Collins, Jr., Robert R. Furgason, Melvyn N. Klein, Michael A. O’Connor, and Alvin V. Shoemaker, Defendants and Hanover Compressor Company, Nominal Defendant	H-02-0761	United States District Court for the Southern District of Texas	03/01/02

Coffelt Family, LLC, derivatively on behalf of Hanover Compressor Company	Michael A. O’Connor, Michael J. McGhan, William S. Goldberg, Ted Collins, Jr., Melvyn N. Klein, Alvin V. Shoemaker, and Robert R. Furgason, Defendants and Hanover Compressor Company, Nominal Defendant	19410-NC	Court of Chancery for the State of Delaware State Court in New Castle County	02/15/02

Motions are currently pending for appointment of lead counsel in the consolidated derivative actions in the Southern District of Texas. Currently, the Company will be required to file an answer or otherwise move with respect to the derivative action filed in Delaware by May 3, 2003. The Board of Directors has formed a Special Litigation Committee to address the issues raised by the derivative suits. Subject to the work of that Committee and its instructions, we intend to defend these cases vigorously.

The putative class action securities lawsuit and the derivative lawsuits are at an early stage. Consequently, it is premature at this time to predict liability or to estimate the damages, or the range of damages, if any, that we might incur in connection with such actions. An adverse outcome in these actions could have a material adverse effect on our business, consolidated financial condition, results of operations or cash flows.

On November 14, 2002, the Securities and Exchange Commission issued a Formal Order of Private Investigation relating to the matters involved in the restatements of our financial statements.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

We are cooperating fully with the Fort Worth District Office staff of the Securities and Exchange Commission. It is too soon to determine whether the outcome of this investigation will have a material adverse effect on our business, consolidated financial condition, results of operations or cash flows.

In January 24, 2003, Plumbers & Steamfitters, Local 137 Pension Fund and John Petti filed a putative securities class action against PricewaterhouseCoopers LLP, which is Hanover’s auditor. The alleged class is all persons who purchased the equity or debt securities of Hanover Compressor Company or its affiliates from March 8, 2000 through and including October 23, 2002. On February 13, 2003, the court consolidated this action with Civil Action No. H-02-0410.

On March 26, 2003, Ann Angleopoulos filed a putative class action against Hanover, Michael McGhan, Michael O’Conner, Chad Deaton and other purportedly unknown defendants. The alleged class is comprised of persons who between November 8, 2000 and the present participated in or were beneficiaries of The Hanover Companies Retirement and Savings Plan, which was established by Hanover pursuant to Section 401(k) of the United States Internal Revenue Code of 1986, as amended. The purported class action seeks relief under the Employee Retirement Income Security Act based upon Hanover’s and the individual defendants’ alleged mishandling of the Company’s 401(k) Plan. The Company has not yet been served with the complaint in this action.

As of December 31, 2002, the Company has paid approximately $7,734,000 in legal related expenses in connection with the internal investigations, the putative class action securities lawsuits, the derivative lawsuits and the Securities and Exchange Commission investigation. Of this amount, the Company has paid approximately $999,000 on behalf of officers and directors in connection with the above-named proceedings. The Company intends to pay the litigation costs of its officers and directors, subject to the limitations imposed by Delaware law and the Company’s certificate of incorporation and bylaws. The Company expects to be reimbursed for all or a portion of these litigation expenses from the Company’s directors’ and officers’ insurance policies.

In the ordinary course of business the Company is involved in various other pending or threatened legal actions, including environmental matters. While management is unable to predict the ultimate outcome of these actions, it believes that any ultimate liability arising from these actions will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows. (See Note 26.)

20.    Accounting for Derivatives

We adopted SFAS 133, as amended by SFAS 137 and SFAS 138, effective January 1, 2001. SFAS 133 requires that all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the balance sheet at fair value, and that changes in such fair values be recognized in earnings unless specific hedging criteria are met. Changes in the values of derivatives that meet these hedging criteria will ultimately offset related earnings effects of the hedged item pending recognition in earnings. Prior to 2001, we entered into two interest rate swaps which were outstanding at December 31, 2002 with notional amounts of $75,000,000 and $125,000,000 and strike rates of 5.51% and 5.56%, respectively. These swaps were to expire in July 2001; however, they were extended for an additional two years at the option of the counterparty and now expire in July 2003. The difference paid or received on the swap transactions is recorded as an accrued lease liability and is recognized in leasing expense. On January 1, 2001, in accordance with the transition provisions of

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

SFAS 133, we recorded a loss resulting from the cumulative effect of an accounting change in the statement of operations of approximately $164,000, net of tax benefit of $89,000. During the year ended December 31, 2002 and 2001, we recognized an unrealized gain of approximately $3,245,000 and an additional unrealized loss of approximately $7,596,000, respectively, related to the change in the fair value of these interest rate swaps, which are included as a component of leasing expense in the accompanying consolidated statement of operations, because these swaps did not meet the specific hedge criteria as a result of the counterparty’s option to extend the interest rate swaps. Further, management decided not to designate the interest rate swaps as hedges at the time they were extended by the counterparty. At December 31, 2002, we recorded approximately $4,606,000 in accrued liabilities with respect to the fair value adjustment related to these interest rate swaps. The fair value of these interest rate swaps will fluctuate with changes in interest rates over their remaining terms and the fluctuations will be recorded in the statement of income.

During the second quarter of 2001, we entered into three additional interest rate swaps to convert variable lease payments under certain lease arrangements to fixed payments as follows:

Lease	Maturity Date	Strike Rate	Notional Amount
March 2000	3/11/05	5.2550%	$100,000,000
August 2000	3/11/05	5.2725%	$100,000,000
October 2000	10/26/05	5.3975%	$100,000,000

These three swaps, which we have designated as cash flow hedging instruments, meet the specific hedge criteria and any changes in their fair values have been recognized in other comprehensive income. During the year ended December 31, 2002 and 2001, we recorded a loss of approximately $13,640,000 and $9,343,000 million, respectively, net of tax of $4,774,000 and $3,270,000 with respect to these three swaps, in other comprehensive income. As of December 31, 2002, a total of approximately $11,476,000 was recorded in accrued current liabilities and approximately $11,507,000 in other long-term liabilities with respect to the fair value adjustment related to these three swaps.

The counterparties to the interest rate swap agreements are major international financial institutions. We continually monitor the credit quality of these financial institutions and do not expect non-performance by any counterparty, although such non-performance could have a material adverse effect on us.

21.    New Accounting Pronouncements

In June 2001, the FASB issued SFAS 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets (“SFAS 143”). SFAS 143 establishes the accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. This statement is effective for Hanover on January 1, 2003. The Company is currently assessing the new standard and does not believe it will have a material impact on its consolidated results of operations, cash flows or financial position.

In August 2001, the FASB issued SFAS 144. The new rules supersede SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (“SFAS 121”). The new rules retain many of the fundamental recognition and measurement provisions of SFAS 121, but significantly change the criteria for classifying an asset as held-for-sale. SFAS 144 is effective for fiscal

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

years beginning after December 15, 2001. The Company has adopted the new standard, which had no material effect on its consolidated results of operations, cash flows or financial position.

In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“SFAS 145”). The Statement updates, clarifies and simplifies existing accounting pronouncements. Provisions of SFAS 145 related to the rescission of Statement 4 are effective for us on January 1, 2003. The provisions of SFAS 145 related to SFAS 13 are effective for transactions occurring after May 15, 2002. The Company has adopted the provisions of the new standard related to SFAS 13, which had no material effect on its consolidated results of operations, cash flows or financial position.

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”), which addresses accounting for restructuring and similar costs. SFAS 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue (“EITF”) No. 94-3. We will adopt the provision of SFAS 146 for restructuring activities initiated after December 31, 2002. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

In November 2002, the EITF reached a consensus on Issue No. 00-21 (EITF 00-21), Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 will be effective for interim periods beginning after June 15, 2003. The Company is currently evaluating the impact of adoption of EITF 00-21 on its financial position and results of operations.

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The Company has adopted the disclosure provisions which are included within these financials and is currently evaluating the impact of adoption of the recognition and measurement provisions of FIN 45 on its financial position and results of operations.

In December 2002, the FASB issued Statement of SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure (“SFAS 148”). SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation (“SFAS 123”), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company has

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

adopted the disclosure provisions which are included within these financials and is currently evaluating the impact of adoption of SFAS 148 on its financial position and results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51”. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). FIN 46 applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 will require us to include in our consolidated financial statements the special purpose entities that lease compression equipment to us beginning in July 2003. If these special purpose entities had been consolidated in Hanover’s financial statements as of December 31, 2002, Hanover would add approximately $1,031,000,000 in compressor equipment and approximately $1,140,000,000 in debt to its balance sheet and reverse $109,000,000 of deferred gains that were recorded on its balance sheet as a result of the sale and leaseback transactions. In addition, Hanover would record depreciation expense on the compression equipment for prior periods (net of tax) as part of the cumulative effect of the adoption of FIN 46 and would record depreciation expense in future periods. The Company is currently evaluating the impact of recording depreciation for prior periods. After the adoption of FIN 46, the Company estimates that it will record approximately $20,000,000 per year in additional depreciation expense on its leased compression equipment.

22.    April 2002 Restatement

In conjunction with a review of our joint ventures and other transactions conducted by counsel under the direction of the Audit Committee in early 2002, the Company determined to restate its financial statements for the year ended December 31, 2000. See Note 23 for information regarding the further restatement of the 2000 consolidated financial statements.

The transactions involved in the April 2002 restatement, which are detailed further below are: (i) the Cawthorne Channel project in Nigeria initially conducted through the Hampton Roads Shipping Investors II, L.L.C. joint venture; (ii) the acquisition of two compressors in a non-monetary exchange transaction; (iii) a compressor sale transaction; and (iv) the sale of a turbine engine. The impact of the restatement for the year ended December 31, 2000 is summarized below:

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

	As Filed (1)	Cawthorne Channel Project in Nigeria/Hampton Roads Joint Venture	Acquisitions of Compressors In Non-Monetary Exchange	Compressor Sale Transaction	Sale of Turbine Engine	Restated (1)
	(in thousands except per share amounts)
Revenues:
Rentals	$254,515	$—	$—	$—	$—	$254,515
Parts, service and used equipment	133,340	—	—	(12,004)	(7,500)	113,836
Compressor fabrication	96,838	(6,568)	—	—	—	90,270
Production and processing equipment fabrication	88,572	(9,451)	—	—	—	79,121
Gain on sale of other assets	5,743	—	(2,225)	—	—	3,518
Gain on change in interest in non-consolidated affiliate	864	—	—	—	—	864
Other	4,768	—	—	—	—	4,768

Total revenues	584,640	(16,019)	(2,225)	(12,004)	(7,500)	546,892

Expenses:
Rentals	87,992	—	—	—	—	87,992
Parts, service and used equipment	94,106	—	—	(7,954)	(6,194)	79,958
Compressor fabrication	81,996	(5,242)	—	—	—	76,754
Production and processing equipment fabrication	69,281	(6,597)	—	—	—	62,684
Selling, general and administrative	51,742	26	—	—	—	51,768
Depreciation and amortization	52,188	—	—	—	—	52,188
Lease expense	45,484	—	—	—	—	45,484
Interest expense	14,836	212	—	—	—	15,048

Total expenses	497,625	(11,601)	—	(7,954)	(6,194)	471,876

Income (loss) from continuing operations before income taxes	87,015	(4,418)	(2,225)	(4,050)	(1,306)	75,016
Provision for (benefit from) income taxes	32,309	(1,644)	(827)	(1,507)	(486)	27,845

Income (loss) from continuing operations	54,706	(2,774)	(1,398)	(2,543)	(820)	47,171
Income (loss) from discontinued operations	3,993	—	—	—	—	3,993

Net income (loss)	$58,699	$(2,774)	$(1,398)	$(2,543)	$(820)	$51,164

Basic earnings per common share:
Income from continuing operations	$0.89					$0.77
Income from discontinued operations	0.06					0.06

Net income	$0.95					$0.83

Diluted earnings per common share:
Income from continuing operations	$0.82					$0.71
Income from discontinued operations	0.06					0.06

Net income	$0.88					$0.77

(1)	As reclassified for 2002 presentation, see Note 3 for a discussion of discontinued operations.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Cawthorne Channel Project in Nigeria/Hampton Roads Joint Venture

Cawthorne Channel is a project to build, own and operate barge-mounted gas compression and gas processing facilities to be stationed in a Nigerian coastal waterway as part of the performance of a contract between Global Energy and Refining Ltd. (“Global”) and Shell Petroleum Development Company of Nigeria Limited, the Nigerian operating unit of The Royal/Dutch Shell Group (“Shell”). The Company entered into a contract with Global in June 1999 to fabricate and lease facilities to Global to assist Global in fulfilling its obligations under its contract with Shell. Subsequently, the Company acquired 1,000,000 shares of preferred stock in Global in settlement of a $1.1 million debt owed by Global to the Company.

In September 2000, the Company and an unrelated third party formed a joint venture known as Hampton Roads Shipping Investors II, L.L.C. (“Hampton Roads”) which was to own the gas processing facilities and lease them to Global. The Company held a 25% interest in Hampton Roads, and the third party held the remaining 75% interest. The Company’s initial capital contribution to Hampton Roads was $1,250,000 and the third party’s initial capital contribution was $3,750,000. The Company entered into a turnkey construction contract with Hampton Roads to fabricate the barges for the Cawthorne Channel project for $51,000,000. The barges were to be used pursuant to a 10-year contract with Shell to commence September 30, 2001. During the first quarter of 2001, the scope of the project was reduced requiring less costly gas processing facilities of approximately $43,000,000 and the contract term was extended to 15 years with a projected start date of September 2003. Since the lease had not started yet, the Company recorded no income attributable to its equity ownership in the venture.

The Company accounted for the work performed under the turnkey construction contract using the percentage of completion method of accounting, and recorded 75% of the revenue and net income, based on the third party’s ownership share of Hampton Roads. Based upon the discovery of a commitment by the Company to loan Hampton Roads up to $43,500,000 for the purpose of paying the balance of the turnkey construction contract and a guarantee by the Company to refund the capital contributed by the third party should certain conditions not be met, the Company concluded that it had retained substantial risk of ownership with respect to the third party’s interest. Accordingly, the Company determined to treat the project as if the Company had owned 100% of the project from its inception and reversed the revenue and net income previously recognized.

In February 2002, the Company purchased the 75% interest in Hampton Roads that it did not own. The Company now owns 100% of the venture and will recognize the rental revenues pursuant to its contract with Global once startup begins.

Acquisition of Compressors In Non-Monetary Exchange

In the third quarter of 2000, the Company acquired two compressors in a non-monetary exchange transaction with an independent oil and gas producer. In the transaction, the Company acquired the two compressors in exchange for certain gas reservoir rights that the Company had obtained in settlement of a payment default by one of its customers. The Company accounted for the transaction as an exchange of non-monetary assets and recorded $2,225,000 in revenue and pre-tax income in 2000. In 2002, the Company discovered that it had made certain guarantees with respect to the performance of the oil and gas reservoir rights. Therefore, the Company concluded that the earnings process was not complete in the third quarter of 2000 and that the Company retained an ongoing risk

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

of not recovering the fair value of the compressors received in exchange for the oil and gas properties. Based on this analysis, the Company restated its financial results for the third quarter of 2000 to reverse the $2,225,000 in revenue it had originally recognized on the transaction.

Compressor Sale Transaction

The Company sold 33 gas compressors to a gas pipeline system then controlled by Enron for $12,004,000 pursuant to invoices issued in December 2000. The Company recorded $4,050,000 of pre-tax income from the transaction in the fourth quarter of 2000. In January 2001, the Company entered into an agreement with its customer to provide transition services and settle claims between the parties arising from the operation of the compressors prior to their sale. The agreement also provided for the issuance of a bill of sale. Upon further evaluation of the transaction, the Company determined to recognize revenue and net income in January 2001 when the bill of sale was issued.

Sale of Turbine Engine

In the fourth quarter of 2000, the Company entered the non-oil field power generation market to take advantage of rising electricity demand and purchased used turbines to carry out this effort. In connection with this effort, the Company agreed to sell a turbine to a third party on extended credit and recognized revenues of $7,500,000 and $1,306,000 of pre-tax income in the fourth quarter of 2000. In early 2001, the third party assigned their interest in the turbine to another unrelated third party. The Company was ultimately paid for the turbine in December 2001. Based on the information provided to the Company at the time of the April 2002 restatement, the Company determined that revenue should have been recognized for this transaction in the fourth quarter of 2001 when payment was received and collectability was assured. As a result of the discovery of new information, the Company determined to restate the sale of the turbine engine recorded in the fourth quarter of 2001. See Sale and Purchase of Turbine Engine in Note 23.

Reclassification

The Company determined that the deferred gain related to the 1999 and 2000 leases was calculated in error. A reclassification between property, plant and equipment and other liabilities has been made to correct this matter. This reclassification had no impact on net income.

23.    November 2002 Restatement

In October 2002, a special committee of the Board of Directors together with the Audit Committee of the Board and company management, aided by outside legal counsel, completed an extensive investigation of transactions recorded during 2001, 2000 and 1999, including those transactions restated by the Company in April 2002 (see Note 22). As a result of this investigation, the Company determined, to restate its financial results further for the years ended 2001 and 2000 and 1999.

The transactions involved in the November 2002 restatement, which are detailed below, are: (i) sale of compression and production equipment; (ii) a delay penalty; (iii) a turbine sale and purchase; (iv) an agreement to provide technical assistance to an Indonesian company; (v) a scrap sale transaction; (vi) the sale of certain used compression equipment; and (vii) the recording of pre-acquisition revenues associated with a business acquired by Hanover. In addition, the Company restated the following transactions by reversing their impact from the quarter originally recorded in 2000 and recording them in a subsequent quarter of 2000: (i) the sale of an interest in a power plant in Venezuela; (ii) an agreement to provide services to a company ultimately acquired by Hanover; and (iii) the sale of four used compressors. These three transactions are not reflected in the tables below because they had no impact on the overall financial results for 2001 or 2000.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

The impact of the November 2002 restatement for the year ended December 31, 2000 is summarized below:

	As Filed April 2002(1)	Indonesia Technical Assistance Revenue	Scrap Sale Transaction	Sale of Used Compression Equipment	Pre- Acquisition Revenue	Sale Of Compression And Production Equipment	Delay Penalty	Restated(1)
	(in thousands, except per share amounts)
Revenues:
Rentals	$254,515	$(678)	$—	$—	$—	$—	$—	$253,837
Parts, service and used equipment	113,836	—	—	—	—	(310)	—	113,526
Compressor fabrication	90,270	—	—	—	—	—	—	90,270
Production and processing equipment fabrication	79,121	—	—	—	—	—	—	79,121
Equity in income of non-consolidated affiliates	3,518	—	—	—	—	—	—	3,518
Gain on change in interest in non-consolidated affiliate	864	—	—	—	—	—	—	864
Other	4,768	—	—	—	—	—	920	5,688

Total revenues	546,892	(678)	—	—	—	(310)	920	546,824

Expenses:
Rentals	87,992	—	—	—	—	—	—	87,992
Parts, service and used equipment	79,958	—	—	—	—	—	—	79,958
Compressor fabrication	76,754	—	—	—	—	—	—	76,754
Production and processing equipment fabrication	62,684	—	—	—	—	—	—	62,684
Selling, general and administrative	51,768	—	—	—	—	—	—	51,768
Depreciation and amortization	52,188	—	—	—	—	—	—	52,188
Lease expense	45,484	—	—	—	—	—	—	45,484
Interest expense	15,048	—	—	—	—	—	—	15,048

Total expenses	471,876	—	—	—	—	—	—	471,876

Income (loss) from continuing operations before income taxes	75,016	(678)	—	—	—	(310)	920	74,948
Provision for (benefit from) income taxes	27,845	(258)	—	—	—	(118)	349	27,818

Income (loss) from continuing operations	47,171	(420)	—	—	—	(192)	571	47,130

Income (loss) from discontinued operations, net of tax	3,993	—	(434)	(372)	(678)	—	—	2,509

Net income (loss)	$51,164	$(420)	$(434)	$(372)	$(678)	$(192)	$571	$49,639

Basic earnings per common share:
Income from continuing operations	$0.77							$0.76
Income from discontinued operations	0.06							0.04

Net income	$0.83							$0.80

Diluted earnings per common share:
Income from continuing operations	$0.71							$0.71
Income from discontinued operations	0.06							0.04

Net income	$0.77							$0.75

(1)	As reclassified for 2002 presentation, see Note 3 for a discussion of discontinued operations.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

The impact of the November 2002 restatement for the year ended December 31, 2001 is summarized below:

	As Filed April 2002 (1)	Turbine Sale and Purchase	Indonesia Technical Assistance Revenue	Overstatement of Mark to Market Expense	Scrap Sale Transaction	Sale Of Compression And Production Equipment	Restated (1)
	(in thousands, except per share amounts)
Revenues:
Rentals	$400,776	$—	$—	$—	$—	$—	$400,776
Parts, service and used equipment	222,648	(7,500)	(276)	—	—	—	214,872
Compressor fabrication	223,519	—	—	—	—	—	223,519
Production and processing equipment fabrication	184,040	—	—	—	—	—	184,040
Equity in income of non-consolidated affiliates	9,350	—	—	—	—	—	9,350
Other	8,403	—	—	—	—	—	8,403

Total	1,048,736	(7,500)	(276)	—	—	—	1,040,960

Expenses:
Rentals	140,998	—	—	—	—	—	140,998
Parts, service and used equipment	158,607	(6,194)	(428)	—	—	716	152,701
Compressor fabrication	188,122	—	—	—	—	—	188,122
Production and processing equipment fabrication	147,824	—	—	—	—	—	147,824
Selling, general and administrative	92,172	—	—	—	—	—	92,172
Depreciation and amortization	88,823	—	—	—	—	—	88,823
Lease expense	79,274	—	—	(1,243)	—	—	78,031
Interest expense	23,904	—	—	—	—	—	23,904
Foreign currency translation	6,658	—	—	—	—	—	6,658
Other	9,727	—	—	—	—	—	9,727

Total expenses	936,109	(6,194)	(428)	(1,243)	—	716	928,960

Income (loss) from continuing operations before income taxes	112,627	(1,306)	152	1,243	—	(716)	112,000
Provision for (benefit from) income taxes	42,627	(496)	58	472	—	(273)	42,388

Income (loss) from continuing operations	70,000	(810)	94	771	—	(443)	69,612
Income from discontinued operations net of taxes	2,801	—	—	—	164	—	2,965

Net income (loss) before cumulative effect of accounting change	72,801	(810)	94	771	164	(443)	72,577
Cumulative effect of accounting change for derivative instruments, net of income tax	(164)	—	—	—	—	—	(164)

Net income (loss)	$72,637	$(810)	$94	$771	$164	$(443)	$72,413

Basic earnings per common share:
Income from continuing operations	$0.96						$0.96
Income from discontinued operations	0.04						0.04

Net income	$1.00						$1.00

Diluted earnings per common share:
Income from continuing operations	$0.92						$0.91
Income from discontinued operations	0.03						0.03

Net income	$0.95						$0.94

(1)	As reclassified for 2002 presentation, see note 3 for a discussion of discontinued operations.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

	As filed	Restatement Items	Restated
	(in thousands)
Inventory	$216,405	$(750)	$215,655
Property, plant and equipment, net	1,153,691	(2,178)	1,151,513
Goodwill, net	245,478	(3,300)	242,178
Intangible and other assets	79,615	(962)	78,653
Total assets	2,272,966	(7,190)	2,265,776
Other liabilities	131,519	(1,243)	130,276
Deferred income taxes	167,704	(2,212)	165,492
Total liabilities	1,143,513	(3,455)	1,140,058
Retained earnings	223,997	(3,735)	220,262
Total liabilities and common stockholders’ equity	2,272,966	(7,190)	2,265,776

Sale of Compression and Production Equipment

In the fourth quarter of 1999, the Company recorded three transactions totaling $4,170,000 in revenue from the sale of used compression and production equipment. An additional $310,000 in revenue was recorded on one of the transactions in the second quarter of 2000. Based on further evaluation of the terms of the three transactions, the Company determined that the sales were consignment sales and should not have recognized revenue or income on these transactions. The receivables recorded by the Company in 1999 in two of the transactions were cleared in 2000 when the Company purchased the buyer of the compression and production equipment in business acquisition transactions. The Company ultimately repurchased the equipment sold in the third transaction back from the buyer. In the second quarter of 2001, the Company resold a portion of the compression equipment originally recorded as sold in 1999 and should have recorded an additional $716,000 pre-tax expense on the sale.

Delay Penalty

In July 1999, the Company entered into a Contract Gas Processing Master Equipment and Operating Agreement (the “Agreement”) with a customer. The customer failed to satisfy certain conditions of the Agreement for which it later agreed to pay up to $1,100,000 as a delay penalty. The Company and the customer executed an addendum to the original Agreement effective February 25, 2000 whereby the customer acknowledged the amount of penalty that would be paid. In 1999, the Company recognized and recorded $920,000 of this penalty as revenue. The Company determined that the penalty should not have been recognized until it had executed the addendum to the Agreement in February 2000. Later in 2000, the Company entered into a Stock Issuance Agreement with the customer whereby the Company purchased an equity interest in the customer in exchange for the amount the customer owed to the Company for the delay payment.

Turbine Engine Sale and Purchase

As described in Note 22 under the heading “Sale of Turbine Engine” above, in the fourth quarter of 2000, the Company entered into an agreement to sell a turbine to a third party. In the April 2002 restatement, based on information provided to the Company at that time, the Company restated the

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

transaction to recognize the $7,500,000 in revenue in the fourth quarter of 2001, when full payment was received. Through the Company’s subsequent investigation, it discovered that in the fourth quarter of 2001, the Company purchased an interest in a turbine engine package from a third party for $8,000,000. The third party was the same entity that had ultimately purchased the Company’s turbine engine. Based upon an evaluation of this new information, the Company has determined to account for these transactions as a non-monetary exchange, rather than a sale and purchase transaction. Accordingly, the revenue and related expense which was recorded in the fourth quarter of 2001 was reversed.

Indonesian Technical Assistance Revenue

In the second quarter of 2000, the Company entered into an agreement to provide technical assistance services to an independent oil and gas producer in Indonesia. Under the agreement, the Company purchased for $1.1 million an option to acquire a controlling interest in the Indonesian company as well as certain inventory. Based on the agreement, the Company recognized revenue of $378,000 in the first quarter of 2000, $300,000 in the second quarter of 2000, $138,000 in the second quarter of 2001, and $138,000 in the third quarter of 2001. The Company has determined, following a review of the transaction, that the payments made to the Company are more properly characterized as a return of the Company’s investment in the option rather than as payments for the provision of services. Accordingly, the Company determined that the payments received from the Indonesian company should be recorded as a return of investment in the option instead of revenue.

Overstatement of Mark to Market Expense

In the fourth quarter of 2001, the Company overstated by $1,243,000 the mark to market expense related to its interest rate swaps that are recorded in other expense.

Scrap Sale Transaction

In the third quarter of 2000, the Company recorded $700,000 of revenue from the sale of scrap inventory to an independent salvage metal company, pursuant to invoices issued in September 2000. Based upon the evaluation of when the scrap inventory was delivered and paid for in connection with this transaction, the Company has determined that no revenue should have been recorded in 2000 and that it should have recognized $264,000 in revenue on this transaction in the fourth quarter of 2001. Accordingly, the $700,000 of revenue was reversed in 2000.

Sale of Used Compression Equipment

In the fourth quarter of 2000, the Company recognized $1,500,000 in revenue and $1,200,000 in pre-tax income from the sale of used compression equipment by a Company subsidiary. The compression equipment was acquired as a result of the acquisition of a subsidiary by the Company less than six months prior to the sale of the equipment. Upon further evaluation of the transaction, the Company determined that the compression equipment should have been valued at $900,000 (instead of $300,000) in the allocation of the purchase price and the gain on the sale should be reduced by $600,000 with a corresponding adjustment made to reduce goodwill.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Pre-Closing Revenue

In the second quarter of 2000, the Company completed negotiations for the acquisition of used equipment companies. The Company entered into acquisition agreements with effective dates of June 1, 2000 which were not completed until July 2000. The Company recorded $2,085,000 in revenue and $965,000 in pre-tax income in the second quarter of 2000 and $442,000 in revenue and $128,000 in pre-tax income in the third quarter of 2000, reflecting the results of the acquired entities for the period between the effective date of the acquisitions and the closing of the acquisitions. Upon further evaluation of this matter, the Company determined that these pre-closing results should not have been recorded.

Power Plant Sale

In the second quarter of 2000, the Company sold a 25% interest in a Venezuelan power plant to Energy Transfer Group, LLC (“ETG”) in an exchange of non similar assets. The Company accounted for the transaction as a sale and recorded a gain on sale of other assets of $1,250,000 in the second quarter of 2000. In 2000, the Company and ETG also discussed the possible purchase by the Company of an interest in a power generation facility in Florida with the Company making a payment toward that purchase in the second quarter of 2000. In the fourth quarter of 2000, these discussions resulted in the purchase by Hanover of a 10% interest in ETG. Upon further evaluation of this transaction, the Company determined that the revenue and pre-tax income from the exchange of the interest in the Venezuelan power plant should be moved from the second quarter of 2000 to the fourth quarter of 2000 to align with the completion of the exchange.

Management Fee Transaction

In the second quarter of 2000 the Company recorded $450,000 in revenue for management services provided to Ouachita Energy Corporation, a compression services company, pursuant to an invoice dated June 30, 2000. In the third quarter of 2000, the Company reversed the revenue, because the management fee was not agreed to by both parties until the fourth quarter of 2000. Upon further evaluation of the transaction, the Company determined that the reversal of revenue should have occurred in the second quarter of 2000.

Compressor Sale Transaction

In connection with the sale of four compressors, the Company recorded revenue of $1,486,000 and pre-tax income of $1,081,000 in the first quarter of 2000, and revenue of $750,000 and pre-tax income of $468,000 in the third quarter of 2000. Based upon further examination of the transaction, the Company has determined that it should have recognized the income from this transaction in the fourth quarter of 2000, when title to the equipment was transferred, rather than in the first and third quarters of 2000.

24.    Subsequent Events

In January 2003, we exercised our right to put our interest in the PIGAP II joint venture (See Note 8) back to Schlumberger. If not exercised, the put right would have expired as of February 1, 2003. The consummation of the transfer of Hanover’s interest in PIGAP II back to Schlumberger is subject to certain consents. Hanover is currently in discussions with Schlumberger to explore the

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

possibility of entering into a new agreement under which Hanover would retain the 30% ownership interest PIGAP II. In light of the ongoing discussions between Hanover and Schlumberger relating to the put, the parties have agreed to postpone the closing date to no later than May 31, 2003.

In February 2003, the Company executed an amendment to its bank credit facility and certain compression equipment leases that we entered into in 1999 and 2000. (See Note 11.) The amendment, which was effective as of December 31, 2002, modified certain financial covenants to allow the Company greater flexibility in accessing the capacity under the bank credit facility to support its short-term liquidity needs. In addition, at the higher end of the Company’s permitted consolidated leverage ratio, the amendment would increase the commitment fee under the bank credit facility by 0.125% and increase the interest rate margins used to calculate the applicable interest rates under all of the agreements by up to 0.75%. Any increase in the Company’s interest costs as a result of the amendment will depend on the Company’s consolidated leverage ratio at the end of each quarter, the amount of indebtedness outstanding and the interest rate quoted for the benchmark selected by the Company. As part of the amendment, the Company granted the lenders under these agreements a security interest in the inventory, equipment and certain other property of Hanover and the Company’s domestic subsidiaries, and pledged 66% of the equity interest in certain of Hanover’s foreign subsidiaries. In consideration for obtaining the amendment, the Company agreed to pay approximately $1.8 million in fees to the lenders under these agreements.

25.    Industry Segments and Geographic Information

The Company manages its business segments primarily on the type of product or service provided. The Company has five principal industry segments: Rentals—Domestic, Rentals—International, Parts, Service and Used Equipment, Compressor Fabrication and Production and Processing Equipment Fabrication. The Rentals segments provide natural gas compression rental and maintenance services to meet specific customer requirements. The Compressor Fabrication Segment involves the design, fabrication and sale of natural gas compression units and accessories to meet unique customer specifications. The Production and Processing Equipment Fabrication Segment designs, fabricates and sells equipment utilized in the production of crude oil and natural gas.

The Company evaluates the performance of its segments based on segment gross profit. Segment gross profit for each segment includes direct operating expenses. Costs excluded from segment gross profit include selling, general and administrative, depreciation and amortization, leasing, interest, foreign currency translation distributions on mandatorily redeemable convertible preferred securities, change in value of derivative instruments, goodwill impairment, other expenses and income taxes. Amounts defined as “Other” include equity in income of nonconsolidated affiliates, results of other insignificant operations and corporate related items primarily related to cash management activities. Revenues include sales to external customers and intersegment sales. Intersegment sales are accounted for at cost, except for compressor fabrication sales which are accounted for on an arms length basis. Intersegment sales and any resulting profits are eliminated in consolidation. Identifiable assets are tangible and intangible assets that are identified with the operations of a particular segment or geographic region, or which are allocated when used jointly. Capital expenditures include fixed asset purchases.

No single customer accounts for 10% or more of the Company’s revenues for during any of the periods presented. One vendor accounted for approximately $41,200,000 of the Company’s purchases in 2000.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

The following tables present sales and other financial information by industry segment and geographic region for the years ended December 31, 2002, 2001 and 2000.

Industry Segments

	Domestic rentals	International rentals	Parts, service and used equipment	Compressor fabrication	Production equipment fabrication	Other	Eliminations	Consolidated
	(in thousands of dollars)
2002:
Revenues from external customers	$328,600	$189,700	$223,845	$114,009	$149,656	$23,000	$—	$1,028,810
Intersegment sales	—	6,718	54,249	60,790	12,848	5,057	(139,662)	—

Total revenues	328,600	196,418	278,094	174,799	162,504	28,057	(139,662)	1,028,810
Gross profit	207,860	132,121	44,001	14,563	22,214	23,000	—	443,759
Identifiable assets	763,161	792,554	92,609	90,639	245,366	169,700	—	2,154,029
Capital expenditures	120,581	101,349	1,093	441	26,706	—	—	250,170
Depreciation and amortization	90,160	54,249	1,233	1,282	4,257	—	—	151,181
2001: (Restated)
Revenues from external customers	$269,679	$131,097	$214,872	$223,519	$184,040	$17,753	$—	$1,040,960
Intersegment sales	—	2,858	72,930	112,748	7,110	4,600	(200,246)	—

Total revenues	269,679	133,955	287,802	336,267	191,150	22,353	(200,246)	1,040,960
Gross profit	174,476	85,302	62,171	35,397	36,216	17,753	—	411,315
Identifiable assets	867,544	683,829	145,010	153,198	194,081	222,114	—	2,265,776
Capital expenditures	450,172	137,805	6,763	399	24,626	20,118	—	639,883
Depreciation and amortization	45,743	33,685	1,259	4,774	3,362	—	—	88,823
2000: (Restated)
Revenues from external customers	$172,517	$81,320	$113,526	$90,270	$79,121	$10,070	$—	$546,824
Intersegment sales	—	1,200	31,086	89,963	3,653	7,413	(133,315)	—

Total revenues	172,517	82,520	144,612	180,233	82,774	17,483	(133,315)	546,824
Gross profit	112,181	53,664	33,568	13,516	16,437	10,070	—	239,436
Identifiable assets	428,332	431,362	13,226	202,390	125,377	45,485	—	1,246,172
Capital expenditures	214,460	58,801	—	874	723	—	—	274,858
Depreciation and amortization	29,568	15,117	—	4,381	3,122	—	—	52,188

Geographic Data

	United States	International(1)	Consolidated
	(in thousands of dollars)
2002:
Revenues from external customers	$692,823	$335,987	$1,028,810
Identifiable assets	$1,068,003	$1,086,026	$2,154,029
2001: (Restated)
Revenues from external customers	$730,702	$310,258	$1,040,960
Identifiable assets	$1,319,084	$946,692	$2,265,776
2000: (Restated)
Revenues from external customers	$424,837	$121,987	$546,824
Identifiable assets	$760,105	$486,067	$1,246,172

(1)	International operations include approximately $104,043,000 and $77,171,000 of revenues and $430,989,000 and $467,801,000 of identifiable assets for 2002 and 2001, respectively, related to operations and investments in Venezuela. Approximately $141,008,000 and $152,443,000 of the identifiable assets in 2002 and 2001, respectively, relates to the joint ventures acquired in connection with the POI acquisition completed in August 2001. (See Note 8).

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

26.    Other Expense

Other expense during 2002 included $15,950,000 in charges for investments in four non-consolidated affiliates which have experienced a decline in value which we believe to be other than temporary, a $500,000 write off of a purchase option for an acquisition which was abandoned, a $8,454,000 write down of notes receivable and $2,703,000 in other non-operating costs. Included in the $8,454,000 write down of notes receivable is a $6,021,000 reserve established for loans to employees who are not executive officers.

Other expenses during 2001 were $9,727,000 which included a $2,750,000 bridge loan commitment fee associated with Hanover’s acquisition of POI, a $5,013,000 write down of an investment in Aurion, a $965,000 litigation settlement and $999,000 in other non-operating expenses.

27.    Restructuring, Impairment and Other Charges

During 2002, the Company recorded restructuring, impairment and other charges. Below is a summary of these pre-tax charges and the line on the Company’s Consolidated Statement of Operations which was impacted by the charges (in thousands):

Inventory reserves—(in Parts and service and used equipment expense)	$6,800
Severance and other charges (in Selling, general and administrative)	6,160
Write off of idle equipment and assets to be sold or abandoned (in Depreciation and amortization	34,485
Goodwill impairments	52,103
Non-consolidated affiliate write downs/charges (in Other expense)	15,950
Write down of discontinued operations	58,282
Note receivable reserves (in Other expense)	8,454
Write-off of abandoned purchase option (in Other expense)	500

$182,734

For a further description of these charges see Notes 3, 4, 6, 7, 8, 9 and 26.

HANOVER COMPRESSOR COMPANY

SELECTED QUARTERLY UNAUDITED FINANCIAL DATA

The table below sets forth selected unaudited financial information for each quarter of the two years:

	1st quarter	2nd quarter(1)	3rd quarter	4th quarter (2)(3)
	(in thousands, except per share amounts)
2002:
Revenue(4)	$255,526	$262,220	$249,367	$261,697
Gross profit(4)	108,756	110,108	117,993	106,902
Net income	5,034	(55,241)	9,059	(74,920)
Earnings per common and common equivalent share:
Basic	$0.06	$(0.70)	$0.11	$(0.93)
Diluted	$0.06	$(0.70)	$0.11	$(0.93)

2001: (Restated)
Revenue(4)	$222,786	$235,203	$274,720	$308,251
Gross profit(4)	89,132	92,549	109,251	120,383
Net income	19,809	20,752	19,848	12,004
Earnings per common and common equivalent share:
Basic	$0.30	$0.30	$0.27	$0.15
Diluted	$0.27	$0.28	$0.26	$0.14

(1)	During the second quarter of 2002, the Company recorded a $47,500,000 goodwill impairment, $6,000,000 write down of assets held for sale, a $6,100,000 inventory reserve, a $500,000 write off of a purchase option for an acquisition which was abandoned and $14,100,000 write down related to investments in certain non-consolidated affiliates.
(2)	The Company incurred other expenses during the fourth quarter of 2001 which included a $5,013,000 write down of an investment in Aurion, a $965,000 litigation settlement, and $999,000 in other non-operating expenses. In addition, the Company incurred a $5,511,000 translation loss related to its foreign operations, primarily in Argentina and Venezuela.
(3)	The Company incurred other expenses during the fourth quarter of 2002 which included a $8,454,000 write down of notes receivable and a $1,850,000 write off related to Aurion. In addition, during the fourth quarter of 2002, the Company recorded i) $52,282,000 pre-tax charge for the estimated loss in fair-value from the carrying value expected to be realized at the time of disposal of its discontinued operations; ii) $34,485,000 in additional impairment to reduce the carrying value of certain idle compression equipment that are being retired and the acceleration of depreciation related to certain plants and facilities expected to be sold or abandoned; iii) $4,603,000 goodwill impairment related to the Company’s pump division which is expected to be sold in 2003; and iv) $2,720,000 in employee separation costs.
(4)	Amounts reflect reclassifications for discontinued operations. (See Note 3).

HANOVER COMPRESSOR COMPANY

CONDENSED CONSOLIDATED BALANCE SHEET

(in thousands of dollars, except for par value and share amounts)

(unaudited)

	September 30, 2003	December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$33,455	$19,011
Restricted cash—securities settlement escrow	29,581	—
Accounts receivable, net of allowance of $8,086 and $5,162	207,515	211,722
Inventory, net	158,571	166,004
Costs and estimated earnings in excess of billings on uncompleted contracts	60,275	57,346
Prepaid taxes	5,743	7,664
Assets held for sale	22,696	69,408
Other current assets	40,442	49,933

Total current assets	558,278	581,088
Property, plant and equipment, net	2,046,687	1,167,675
Goodwill, net	205,347	180,519
Intangible and other assets	62,340	74,058
Investments in non-consolidated affiliates	169,755	150,689

Total assets	$3,042,407	$2,154,029

LIABILITIES AND COMMON STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$40,551	$31,997
Current maturities of long-term debt	197,762	1,744
Accounts payable, trade	62,688	72,637
Accrued liabilities	150,100	189,639
Advance billings	28,794	36,156
Liabilities held for sale	957	22,259
Billings on uncompleted contracts in excess of costs and estimated earnings	21,710	14,571

Total current liabilities	502,562	369,003
Long-term debt	1,516,590	521,203
Other liabilities	52,035	137,332
Deferred income taxes	33,836	112,472

Total liabilities	2,105,023	1,140,010

Commitments and contingencies (Note 9)
Minority interest	34,628	143
Mandatorily redeemable convertible preferred securities	86,250	86,250
Common stockholders’ equity:
Common stock, $.001 par value; 200,000,000 shares authorized; 82,422,276 and 80,815,209 shares issued, respectively	82	81
Additional paid-in capital	854,316	841,657
Deferred employee compensation—restricted stock grants	(6,101)	(2,285)
Accumulated other comprehensive income (loss)	2,685	(13,696)
Retained earnings	(32,151)	104,194
Treasury stock—253,115 common shares, at cost	(2,325)	(2,325)

Total common stockholders’ equity	816,506	927,626

Total liabilities and common stockholders’ equity	$3,042,407	$2,154,029

The accompanying notes are an integral part of these condensed consolidated financial statements.

HANOVER COMPRESSOR COMPANY

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands of dollars, except per share amounts)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Revenues:
Domestic rentals	$82,823	$80,818	$241,728	$249,276
International rentals	49,519	53,915	151,973	143,612
Parts, service and used equipment	45,581	47,597	118,327	172,826
Compressor and accessory fabrication	27,299	26,783	85,099	85,284
Production and processing equipment fabrication	61,942	35,022	207,892	99,771
Equity in income of non-consolidated affiliates	7,581	3,782	16,873	13,928
Other	452	1,450	3,356	2,416

	275,197	249,367	825,248	767,113

Expenses:
Domestic rentals	31,833	31,130	94,043	89,358
International rentals	17,757	13,866	47,682	39,855
Parts, service and used equipment	35,307	35,236	85,781	143,904
Compressor and accessory fabrication	24,934	23,244	76,537	73,884
Production and processing equipment fabrication	56,508	28,256	186,215	84,329
Selling, general and administrative	40,164	36,769	119,658	107,644
Foreign currency translation	1,536	461	1,336	13,339
Provision for estimated cost of litigation settlement	(3,500)	—	40,253	—
Other	2,446	—	2,951	14,837
Depreciation and amortization	56,199	30,771	126,886	82,367
Leasing expense	—	23,081	43,139	68,206
Interest expense	32,849	10,514	57,283	31,137
Goodwill impairment	—	—	—	47,500

	296,033	233,328	881,764	796,360

Income (loss) from continuing operations before income taxes	(20,836)	16,039	(56,516)	(29,247)
Provision for (benefit from) income taxes	(7,940)	6,180	(18,463)	7,412

Income (loss) from continuing operations	(12,896)	9,859	(38,053)	(36,659)
Income (loss) from discontinued operations, net of tax	761	(800)	1,178	(606)
Loss from write-downs of discontinued operations, net of tax	(10,908)	—	(12,560)	(3,883)
Cumulative effect of accounting change, net of tax	(86,910)	—	(86,910)	—

Net income (loss)	$(109,953)	$9,059	$(136,345)	$(41,148)

Diluted net income (loss) per share:
Net income (loss)	$(109,953)	$9,059	$(136,345)	$(41,148)
Loss from discontinued operations, including write-downs, net of tax	10,147	800	11,382	4,489
Cumulative effect of accounting change, net of tax	86,910	—	86,910	—

Net income (loss) for purposes of computing diluted net income (loss) per share from continuing operations	$(12,896)	$9,859	$(38,053)	$(36,659)

Basic income (loss) per common share:
Income (loss) from continuing operations	$(0.16)	$0.12	$(0.47)	$(0.46)
Loss from discontinued operations, including write-downs	(0.12)	(0.01)	(0.15)	(0.06)
Cumulative effect of accounting change, net of tax	(1.07)	—	(1.07)	—

Net income (loss)	$(1.35)	$0.11	$(1.69)	$(0.52)

Diluted income (loss) per common share:
Income (loss) from continuing operations	$(0.16)	$0.12	$(0.47)	$(0.46)
Loss from discontinued operations, including write-downs	(0.12)	(0.01)	(0.15)	(0.06)
Cumulative effect of accounting change, net of tax	(1.07)	—	(1.07)	—

Net income (loss)	$(1.35)	$0.11	$(1.69)	$(0.52)

Weighted average common and equivalent shares outstanding:
Basic	81,439	79,438	80,907	79,338

Diluted	81,439	81,255	80,907	79,338

The accompanying notes are an integral part of these condensed consolidated financial statements.

HANOVER COMPRESSOR COMPANY

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(in thousands of dollars)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Net income (loss)	$(109,953)	$9,059	$(136,345)	$(41,148)
Other comprehensive income (loss):
Change in fair value of derivative financial instruments, net of tax	2,106	(6,339)	2,794	(8,837)
Foreign currency translation adjustment	1,000	(2,040)	13,587	604

Comprehensive income (loss)	$(106,847)	$680	$(119,964)	$(49,381)

The accompanying notes are an integral part of these condensed consolidated financial statements.

HANOVER COMPRESSOR COMPANY

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands of dollars)

(unaudited)

	Nine Months Ended September 30,
	2003	2002
Cash flows from operating activities:
Net loss	$(136,345)	$(41,148)
Adjustments:
Depreciation and amortization	126,886	82,367
Amortization of debt issuance costs and debt discount	90	90
Loss from discontinued operations, net of tax	11,382	4,489
Cumulative effect of accounting change, net of tax	86,910	—
Bad debt expense	3,030	2,800
Gain on sale of property, plant and equipment	(528)	(7,033)
Equity in income of non-consolidated affiliates, net of dividends received	(16,770)	(7,357)
Loss on investments and charges for non-consolidated affiliates	—	12,100
Gain on derivative instruments	(2,078)	(1,530)
Provision for inventory impairment and reserves	2,838	7,826
Provision for estimated cost of litigation settlement, in excess of cash paid	35,135	—
Goodwill impairment	—	47,500
Restricted stock compensation expense	732	254
Pay-in-kind interest on Schlumberger notes	15,914	12,199
Deferred income taxes	(27,276)	3,935
Changes in assets and liabilities, excluding business combinations:
Accounts receivable and notes	(615)	64,249
Inventory	317	(8,997)
Costs and estimated earnings versus billings on uncompleted contracts	16,319	25,968
Accounts payable and other liabilities	(23,799)	(63,841)
Advance billings	(8,496)	(6,224)
Other	(584)	(6,616)

Net cash provided by continuing operations	83,062	121,031
Net cash provided by discontinued operations	2,202	446

Net cash provided by operating activities	85,264	121,477

Cash flows from investing activities:
Capital expenditures	(105,189)	(183,154)
Payments for deferred lease transaction costs	(1,580)	(1,569)
Proceeds from sale of property, plant and equipment	21,970	51,741
Cash used for business acquisitions	(15,000)	(7,400)
Proceeds from business divestitures	500	—
Cash returned from non-consolidated affiliates	—	4,009
Cash used to acquire investments in and advances to non-consolidated affiliates	(401)	—

Net cash used in continuing operations	(99,700)	(136,373)
Net cash provided by (used in) discontinued operations	23,729	(17,079)

Net cash used in investing activities	(75,971)	(153,452)

Cash flows from financing activities:
Net borrowings on bank credit facility	15,500	35,500
Payments for debt issue costs	(831)	(581)
Purchase of treasury stock	—	(1,609)
Proceeds from warrant conversions and stock options exercised	5,274	1,810
Proceeds from employee stock purchase	—	276
Net borrowings (repayments) of other debt	3,307	(2,103)
Proceeds from employee stockholder notes	—	55

Net cash provided by continuing operations	23,250	33,348
Net cash used in discontinued operations	(18,538)	(509)

Net cash provided by financing activities	4,712	32,839

Effect of exchange rate changes on cash and equivalents	439	(1,869)

Net increase (decrease) in cash and cash equivalents	14,444	(1,005)
Cash and cash equivalents at beginning of period	19,011	23,191

Cash and cash equivalents at end of period	$33,455	$22,186

The accompanying notes are an integral part of these condensed consolidated financial statements.

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements of Hanover Compressor Company (“Hanover”, “we”, “us”, “our” or the “Company”) included herein have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America are not required in these interim financial statements and have been condensed or omitted. It is the opinion of our management that the information furnished includes all adjustments, consisting only of normal recurring adjustments, which are necessary to present fairly the financial position, results of operations, and cash flows of Hanover for the periods indicated. The financial statement information included herein should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2002. These interim results are not necessarily indicative of results for a full year.

Earnings Per Common Share

Basic earnings (loss) per common share is computed by dividing income (loss) available to common shareholders by the weighted average number of shares outstanding for the period. Diluted earnings (loss) per common share is computed using the weighted average number of shares outstanding adjusted for the incremental common stock equivalents attributed to outstanding options and warrants to purchase common stock, restricted stock, convertible senior notes and mandatorily redeemable preferred securities, unless their effect would be anti-dilutive.

The table below indicates the potential common shares issuable which were included in computing the dilutive potential common shares used in diluted earnings (loss) per common share (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Weighted average common shares outstanding—used in basic earnings (loss) per common share	81,439	79,438	80,907	79,338
Net dilutive potential common shares issuable:
On exercise of options and vesting of restricted stock	**	1,813	**	**
On exercise of warrants	**	4	**	**
On conversion of mandatorily redeemable convertible preferred securities	**	**	**	**
On conversion of convertible senior notes	**	**	**	**

Weighted average common shares and dilutive potential common shares—used in diluted earnings (loss) per common share	81,439	81,255	80,907	79,338

**	Excluded from diluted earnings (loss) per common share as the effect would have been anti-dilutive.

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below indicates the potential common shares issuable which were excluded from net dilutive potential common shares issuable as their effect would be anti-dilutive (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Net dilutive potential common shares issuable:
On exercise of options and vesting of restricted stock	1,998	—	1,891	2,549
On exercise of options-exercise price greater than average market value at end of period	1,834	1,531	3,991	1,531
On exercise of warrants	4	—	4	4
On conversion of mandatorily redeemable convertible preferred securities	4,825	4,825	4,825	4,825
On conversion of convertible senior notes	4,370	4,370	4,370	4,370

	13,031	10,726	15,081	13,279

Stock-Based Compensation

Certain of our employees participate in stock option plans that provide for the granting of options to purchase Hanover common shares. In accordance with Statement of Financial Standards No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) Hanover measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed in APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). The following pro forma net income (loss) and earnings (loss) per share data illustrates the effect on net income (loss) and net earnings (loss) per share if the fair value method had been applied to all outstanding and unvested stock options in each period (in thousands).

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Net income (loss) as reported	$(109,953)	$9,059	$(136,345)	$(41,148)
Add back: Restricted stock grant expensed, net of tax	256	110	476	165
Deduct: Stock-based employee compensation expense determined under the fair value method, net of tax	(757)	(663)	(1,799)	(1,539)

Pro forma net income (loss)	$(110,454)	$8,506	$(137,668)	$(42,522)

Income (loss) per share:
Basic, as reported	$(1.35)	$0.11	$(1.69)	$(0.52)
Basic, pro forma	$(1.36)	$0.11	$(1.70)	$(0.54)
Diluted, as reported	$(1.35)	$0.11	$(1.69)	$(0.52)
Diluted, pro forma	$(1.36)	$0.10	$(1.70)	$(0.54)

In July 2003, we granted 430,000 restricted shares of Hanover common stock to certain employees as part of an incentive compensation plan. The restricted stock grants vest equally over

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

four years. As of September 30, 2003, 514,000 restricted shares were outstanding under our incentive compensation plans. We will recognize compensation expense equal to the fair value of the stock at the date of grant over the vesting period related to these grants. During the nine months ended September 30, 2003 and 2002, we recognized $732,000 and $254,000, respectively, in compensation expense related to these grants.

Reclassifications

Certain amounts in the prior period’s financial statements have been reclassified to conform to the 2003 financial statement classification as more fully discussed in Notes 11 and 13. These reclassifications have no impact on net income. See Note 13 for a discussion of discontinued operations.

2.      BUSINESS ACQUISITIONS AND COMBINATIONS

2003 Acquisitions

In August 2003, we exercised our option to acquire the remaining 49% interest in Belleli Energy S.r.l. . (“Belleli”), for approximately $15 million. Belleli is an Italian-based engineering, procurement and construction company that engineers and manufactures desalination plants and heavy wall reactors for refineries and processing plants for use primarily in Europe and the Middle East. Belleli has three manufacturing facilities, one in Mantova, Italy and two in the United Arab Emirates (Jebel Ali and Hamriyah). In November 2002, Hanover increased its ownership in Belleli to 51% and began consolidating the results of Belleli’s operations. We are in the process of completing our valuation of Belleli’s intangible assets and expect that our evaluation will be completed in the fourth quarter of 2003.

2002 Acquisitions

In July 2002, we increased our ownership of Belleli to 40.3% from 20.3% by converting a $4.0 million loan, together with the accrued interest thereon, to Belleli into additional equity ownership. In November 2002, we increased our ownership to 51% by exchanging a $9.4 million loan, together with the accrued interest thereon, to the other principal owner of Belleli for additional equity ownership and began consolidating the results of Belleli’s operations.

In connection with our increase in ownership in November 2002, we had certain rights to purchase the remaining interest in Belleli and the right to market the entire company to a third party. During 2002, we also purchased certain operating assets of Belleli for approximately $22.4 million from a bankruptcy estate and leased these assets to Belleli for approximately $1.2 million per year, for seven years, for use in its operations.

In July 2002, we acquired a 92.5% interest in Wellhead Power Gates, LLC (“Gates”) for approximately $14.4 million and had loaned approximately $6 million to Gates prior to our acquisition. Gates is a developer and owner of a forty-six megawatt cycle power facility in Fresno County, California. This investment was accounted for as a consolidated subsidiary and was classified as an asset held for sale and its operating results were reported in income (loss) from discontinued operations, until sold in September 2003. See Note 13 for a discussion of discontinued operations.

In July 2002, we acquired a 49.0% interest in Wellhead Power Panoche, LLC (“Panoche”) for approximately $6.8 million and had loaned approximately $5.0 million to Panoche prior to the acquisition of our interest. Panoche is a developer and owner of a forty-nine megawatt cycle power facility in Fresno County, California, which is under contract with the California Department of Water

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Resources. This investment was classified as an asset held for sale and the equity income (loss) from this non-consolidated subsidiary was reported in income (loss) from discontinued operations, until sold in June 2003. See Note 13 for a discussion of discontinued operations.

In July 2002, we acquired certain assets of Voyager Compression Services, LLC a natural gas compression services company located in Gaylord, Michigan, for approximately $2.5 million in cash.

3.    INVENTORIES

Inventory consisted of the following amounts (in thousands):

	September 30, 2003	December 31, 2002
Parts and supplies	$109,950	$114,833
Work in progress	38,292	37,790
Finished goods	10,329	13,381

	$158,571	$166,004

As of September 30, 2003 and December 31, 2002 we had inventory valuation reserves of approximately $13.4 million and $14.2 million, respectively.

4.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following (in thousands):

	September 30, 2003	December 31, 2002
Compression equipment, plants and related facilities and other rental assets	$2,393,790	$1,261,241
Land and buildings	90,182	86,732
Transportation and shop equipment	75,830	75,443
Other	42,537	31,888

	2,602,339	1,455,304
Accumulated depreciation	(555,652)	(287,629)

	$2,046,687	$1,167,675

During the quarter ended September 30, 2003, we recorded a $14.4 million impairment charge in depreciation expense to write-down a portion of our rental fleet to be sold or scrapped.

On July 1, 2003, we adopted the provisions of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB 51” (“FIN 46”) as they relate to the special purpose entities that lease compression equipment to us. As a result of the adoption, we added approximately $1,089 million in compressor equipment assets, $192.3 million of accumulated depreciation (including approximately $58.6 million of accumulated depreciation related to periods before the sale and leaseback of the equipment), $1,105.0 million in debt and $34.6 million in minority interest obligations to our balance sheet, and we reversed $108.8 million of deferred gains that were recorded on our balance sheet as a result of the sale leaseback transactions. See Note 6 for a discussion of the impact of our partial adoption of FIN 46.

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    DEBT

Short-term debt consisted of the following (in thousands):

	September 30, 2003	December 31, 2002
Belleli—factored receivables	$22,815	$15,970
Belleli—revolving credit facility	12,441	11,964
Other, interest at 5.0%, due 2004	5,295	4,063

Short-term debt	$40,551	$31,997

In November 2002, we increased our ownership in Belleli to 51%. In August 2003, we exercised our option to purchase the remaining interest not owned by us (see Note 2). Belleli has financed its operations through the factoring of its receivables. Such factoring is typically short term in nature and at September 30, 2003 bore interest at a weighted average rate of 4.0%. In addition, Belleli’s revolving credit facilities bore interest at a weighted average rate of 3.7% and 3.0% at September 30, 2003 and December 31, 2002, respectively. These revolving credit facilities expire in December 2003 and are partially secured by letters of credit issued and outstanding under Hanover’s bank credit facility of $9.4 million as of September 30, 2003.

Long-term debt consisted of the following (in thousands):

	September 30, 2003	December 31, 2002
Bank credit facility	$172,000	$156,500
4.75% convertible senior notes due 2008	192,000	192,000
1999A equipment lease notes, interest at 3.4%, due June 2004*	194,000	—
2000A equipment lease notes, interest at 3.4%, due March 2005*	193,600	—
2000B equipment lease notes, interest at 3.4%, due October 2005*	167,411	—
2001A equipment lease notes, interest at 8.5%, due September 2008*	300,000	—
2001B equipment lease notes, interest at 8.8%, due September 2011*	250,000	—
Schlumberger note, interest at 13.5%	—	167,096
Schlumberger note, zero coupon accreting interest at 11.0%, due 2007	180,536	—
PIGAP note, interest at 6.0%, due 2053	59,756	—
Real estate mortgage, interest at 3.19%, collateralized by certain land and buildings, payable through September 2004	3,000	3,250
Other, interest at various rates, collateralized by equipment and other assets, net of unamortized discount	2,049	4,101

	1,714,352	522,947
Less—current maturities	(197,762)	(1,744)

Long-term debt	$1,516,590	$521,203

*	See Note 6 for a discussion of the impact of adoption of FIN 46.

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of long-term debt (excluding interest to be accrued thereon) at September 30, 2003 are (in thousands): 2003—$367; 2004—$369,511; 2005—$361,511; 2006—$407; 2007—$180,577; 2008—$492,045; and $309,934 thereafter.

In February 2003, we executed an amendment to our bank credit facility (our “bank credit facility”) and the agreements related to certain of our compression equipment lease obligations that we entered into in 1999 and 2000. The amendment, which was effective as of December 31, 2002, modified certain financial covenants to allow us greater flexibility in accessing the capacity under the bank credit facility to support our short-term liquidity needs. In addition, at the higher end of our permitted consolidated leverage ratio, the amendment increased the commitment fee under the bank credit facility by 0.125% and increased the interest rate margins used to calculate the applicable interest rates under all of the agreements by up to 0.75%. Any increase in our interest costs as a result of the amendment as compared to the bank credit facility prior to the amendment depends on our consolidated leverage ratio at the end of each quarter, the amount of indebtedness outstanding and the interest rate quoted for the benchmark selected by us. As part of the amendment, we granted the lenders under these agreements a security interest in the inventory, equipment and certain other property of Hanover and its domestic subsidiaries, and pledged 66% of the equity interest in certain of our foreign subsidiaries. This amendment also restricts our capital spending to $200 million in 2003. In consideration for obtaining the amendment, we agreed to pay approximately $1.8 million in fees to the lenders under these agreements.

Our bank credit facility as so amended provides for a $350 million revolving credit facility that matures on November 30, 2004. Advances bear interest at (a) the greater of the administrative agent’s prime rate, the federal funds effective rate, or the base CD rate, or (b) a eurodollar rate, plus, in each case, a specified margin (3.4% and 3.2% weighted average interest rate at September 30, 2003 and December 31, 2002, respectively). A commitment fee based upon a percentage of the average available commitment is payable quarterly to the lenders participating in the bank credit facility. This fee ranges from 0.25% to 0.50% per annum and fluctuates with our consolidated leverage ratio. In addition to the drawn balance on our bank credit facility, as of September 30, 2003, we had $71.7 million in letters of credit outstanding under the bank credit facility. Our bank credit facility contains certain financial covenants and limitations on, among other things, indebtedness, liens, leases and sales of assets. Our bank credit facility also limits the payment of cash dividends on our common stock to 25% of our net income for the period from December 1, 2001 through November 30, 2004.

As of September 30, 2003, we were in compliance with all material covenants and other requirements set forth in our bank credit facility, agreements related to our compression equipment lease obligations and indentures. Giving effect to the covenant limitations in our bank credit facility, the liquidity available under that facility as of September 30, 2003 was approximately $25 million. Our cash balance amounted to $33.5 million at September 30, 2003. Because our bank credit facility will mature in November 2004, it will be reported as a current liability on our balance sheet for the year ended December 31, 2003, if not amended or replaced prior to such date.

While there is no assurance, we believe based on our current projections that we will be in compliance with the financial covenants in our bank credit facility and the agreements related to our compression equipment lease obligations at December 31, 2003, although, with respect to certain of the covenants, a relatively small change in our actual results as compared to our current projections could cause us not to be in compliance with such covenants.

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the February 2003 amendment, certain of the financial covenants contained in our bank credit facility and the agreements related to certain of our compression equipment lease obligations revert back to more restrictive covenants with which we must be in compliance at the end of each fiscal quarter ending after December 31, 2003, or we will be in default under the bank credit facility. With respect to the more restrictive financial covenants that will be in effect at March 31, 2004, if our bank credit facility is not amended or replaced by such date, we believe based on our current projections that we would probably not be in compliance with such covenants at such date. However, we currently have bank commitments totaling $345 million for a new bank credit facility (the “Proposed Bank Credit Facility”) with different and/or less restrictive covenants which would apply to us for fiscal quarters ending after December 31, 2003. While there is no assurance, we believe based on our current projections that we will be in compliance with the financial covenants contained in the Proposed Bank Credit Facility at March 31, 2004.

The bank commitments under the Proposed Bank Credit Facility expire on December 31, 2003, and if we do not close the Proposed Bank Credit Facility prior to that date, we will have to request that the banks extend their commitments. There is no assurance that the banks will extend their commitments on the same terms or at all. In addition, the closing of this Proposed Bank Credit Facility is contingent on the finalization of documentation, the contemporaneous or earlier closing of at least $275 million of specified new financings to refinance a portion of our existing indebtedness and satisfaction of other customary conditions. There is no assurance that we will be able to satisfy all the conditions to close the Proposed Bank Credit Facility, including in particular the requirement to effect at least $275 million of new financings on required terms. If we are not able to close the Proposed Bank Credit Facility on a timely basis, then we expect to seek an amendment or waiver of the applicable financial covenants in our existing agreements. Although we believe we would be able to obtain a satisfactory amendment or waiver, there is no assurance we will be able to do so. Such an amendment or waiver could impose additional restrictions on us and could involve additional fees payable to the banks, which could be significant. If we are unable to meet the applicable financial covenants under our bank credit facility and we fail to obtain an amendment or waiver with respect thereto, then we could be in default under our bank credit facility and certain of our agreements related to our compression equipment lease obligations and other debt. A default under our bank credit facility or these agreements would trigger cross-default provisions in certain of our other debt agreements. Such defaults would have a material adverse effect on the Company’s liquidity, financial position and operations.

In addition to purchase money and similar obligations, the indentures and the agreements related to our compression equipment lease obligations for our 2001A and 2001B sale leaseback transactions permit us to incur indebtedness up to the $350 million credit limit under our bank credit facility, plus (1) an additional $75 million in unsecured indebtedness and (2) any additional indebtedness so long as, after incurring such indebtedness, our ratio of the sum of consolidated net income before interest expense, income taxes, depreciation expense, amortization of intangibles, certain other non-cash charges and rental expense to total fixed charges (all as defined and adjusted by the agreements), or our “coverage ratio,” is greater than 2.25 to 1.0 and no default or event of default has occurred or would occur as a consequence of incurring such additional indebtedness and the application of the proceeds thereon. The indentures and agreements for our 2001A and 2001B sale leaseback transactions define indebtedness to include the present value of our rental obligations under sale leaseback transactions and under facilities similar to our compression equipment operating leases. As of September 30, 2003, Hanover’s coverage ratio was less than 2.25 to 1.0 and therefore as of such date we could not incur indebtedness other than under our bank credit facility and up to an additional

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$75 million in unsecured indebtedness and certain other permitted indebtedness, including certain refinancing indebtedness. We believe the Proposed Credit Facility is within the types of refinancing indebtedness allowed under these agreements.

In January 2003, we gave notice of our intent to exercise our right to put our interest in the PIGAP II joint venture back to Schlumberger. If not exercised, the put right would have expired as of February 1, 2003. Hanover acquired its interest in PIGAP II as part of its purchase of Production Operators Corporation’s natural gas compression business, ownership interest in certain joint venture projects in South America, and related assets (“POC”) from Schlumberger in August 2001. PIGAP II is a joint venture that operates a natural gas compression facility in Venezuela and is currently owned 70% by a subsidiary of The Williams Companies Inc. and 30% by us. On May 14, 2003, we entered into an agreement with Schlumberger to terminate our right to put our interest in the PIGAP II joint venture to Schlumberger. We also agreed with Schlumberger to restructure the $150 million subordinated note that Schlumberger received from us in August 2001 as part of the purchase price for the acquisition of POC. As a result, we retained our ownership interest in PIGAP II.

A comparison of the primary financial terms of the original $150 million subordinated note and the restructured note are shown in the table below.

Primary Financial Term	Restructured Note	Original Note

Principal Outstanding at March 31, 2003:	$171 million	$171 million

Maturity:	March 31, 2007	December 31, 2005

Interest Rate:	Zero coupon accreting at 11.0% fixed	13.5%, 14.5% beginning March 1, 2004, 15.5% beginning March 1, 2005

Schlumberger First Call Rights on Hanover Equity Issuance:	None	Schlumberger had first call on any Hanover equity offering proceeds

Call Provision:	Hanover cannot call the Note prior to March 31, 2006	Callable at any time

As of March 31, 2003, the date from which the interest rate was adjusted, the $150 million subordinated note had an outstanding principal balance of approximately $171 million, including accrued interest. Under the restructured terms, the maturity of the restructured note has been extended to March 31, 2007, from the original maturity of December 31, 2005. The note is a zero coupon note with original issue discount accreting at 11.0% for its remaining life, up to a total principal amount of $262.6 million payable at maturity. The note will accrue an additional 2.0% interest upon the occurrence and during the continuance of an event of default under the note. The note will also accrue an additional 3.0% interest if Hanover’s consolidated leverage ratio, as defined in the note agreement, exceeds 5.18 to 1.0 as of the end of two consecutive fiscal quarters. Notwithstanding the foregoing, the note will accrue additional interest of a total of 3.0% if both of the previously mentioned circumstances occur. The note also contains a covenant that limits our ability to incur additional indebtedness if Hanover’s consolidated leverage ratio exceeds 5.6 to 1.0, subject to certain exceptions. Schlumberger will no longer have a first call on any proceeds from the issuance of any shares of capital stock or other equity interests by Hanover and the note is not callable by Hanover until March 31, 2006. As agreed

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

upon with Schlumberger, Hanover has agreed to bear the cost of and has filed a shelf registration statement with the Securities and Exchange Commission (“SEC”) covering the resale of the restructured note by Schlumberger.

Also on May 14, 2003, we agreed with Schlumberger Surenco, an affiliate of Schlumberger, to the modification of the repayment terms of a $58 million obligation that was accrued as a contingent liability on our balance sheet since the acquisition of POC and was associated with the PIGAP II joint venture. The obligation was converted into a non-recourse promissory note (“PIGAP Note”) payable by Hanover Cayman Limited, our indirect wholly-owned consolidated subsidiary, with a 6% interest rate compounding semi-annually until maturity in December 2053. This note was paid in full in October 2003 upon closing of the project financing by the PIGAP II joint venture (see Note 14).

For financial accounting purposes, the above described changes to the restructured subordinated note and PIGAP Note were not considered an extinguishment of debt, but have been accounted for as debt modifications which resulted in no income or expense recognition related to the transaction.

6.    LEASING TRANSACTIONS AND ACCOUNTING CHANGE FOR FIN 46

Leasing Transactions

We are the lessee in five transactions involving the sale of compression equipment by us to special purpose entities, which in turn lease the equipment back to us. At the time we entered into the leases, these transactions had a number of advantages over other sources of capital then available to us. The sale leaseback transactions (i) enabled us to affordably extend the duration of our financing arrangements and (ii) reduced our cost of capital.

Prior to our first sale leaseback transaction in 1998, we financed our growth in compression assets by drawing down on our bank credit facility with a commercial bank. While highly flexible and well priced, the bank credit facility represented a short term funding strategy to finance long-term assets. Sale leaseback transactions can reduce refinancing risk by extending the duration of our capital commitments.

Sale leaseback transactions also provided capital to us at a lower cost compared to other sources then available to us. Lenders to the special purpose entities did not require as high a rate of interest because their capital risk is mitigated by a perfected, first priority security interest in the compression equipment, as well as a residual value guarantee provided by us. The reduced capital risk associated with our sale leaseback transactions had the effect of reducing our leasing expense as compared to an unsecured borrowing. We will continue to evaluate sale leaseback transactions as well as consider other forms of financing for cost effectiveness as future capital needs arise.

We also believe that the sale leaseback transactions represent a source of capital in addition to the commercial bank financing that we traditionally use. This diversification of our capital sources has broadened our access to capital and allowed us to expand our operations.

In August 2001 and in connection with the acquisition of POC, we completed two sale leaseback transactions involving certain compression equipment. Concurrent with these transactions, we exercised our purchase option under our July 1998 operating lease for $200.0 million. Under one sale

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

leaseback transaction, we received $309.3 million in proceeds from the sale of compression equipment. Under the second sale leaseback transaction, we received $257.8 million in proceeds from the sale of additional compression equipment. Under the first transaction, the equipment was sold and leased back by us for a seven year period and will continue to be deployed by us in the normal course of our business. The agreement calls for semi-annual rental payments of approximately $12.8 million in addition to quarterly rental payments of approximately $0.2 million. Under the second transaction, the equipment was sold and leased back by us for a ten year period and will continue to be deployed by us in the normal course of our business. The agreement calls for semi-annual rental payments of approximately $10.9 million in addition to quarterly rental payments of approximately $0.2 million. We have options to repurchase the equipment under certain conditions as defined by the lease agreements. Through September 30, 2003, we incurred transaction costs of approximately $18.6 million related to these transactions. These costs are included in intangible and other assets and are being amortized over the respective lease terms.

In October 2000, we completed a $172.6 million sale leaseback transaction of compression equipment. In March 2000, we entered into a separate $200.0 million sale leaseback transaction involving certain compression equipment. Under the March transaction, we received proceeds of $100.0 million from the sale of compression equipment at the first closing in March 2000, and in August 2000, we completed the second half of the equipment lease and received an additional $100.0 million for the sale of additional compression equipment. In June 1999, we completed a $200.0 million sale leaseback transaction involving certain compression equipment. Under these lease agreements, the equipment was sold and leased back by us for a five year term and will be used by us in our business. We have options to repurchase the equipment under the 2000 and 1999 leases, subject to certain conditions set forth in these lease agreements. The lease agreements call for variable quarterly payments that fluctuate with the London Interbank Offering Rate and have covenant restrictions similar to our bank credit facility. We incurred an aggregate of approximately $7.5 million in transaction costs for the leases entered into in 2000 and 1999, which are included in intangible and other assets on the balance sheet and are being amortized over the respective lease terms of the respective transactions.

The following table summarizes the proceeds and the residual guarantee (maximum exposure to loss) and the lease termination date for equipment leases (in thousands of dollars):

Lease	Sale Proceeds	Residual Value Guarantee	Lease Termination Date
1999A equipment lease	$200,000	$166,000	June 2004
2000A equipment lease	200,000	166,000	March 2005
2000B equipment lease	172,589	142,299	October 2005
2001A equipment lease	309,300	232,000	September 2008
2001B equipment lease	257,750	175,000	September 2011

	$1,139,639	$881,299

We made residual value guarantees under these lease agreements that are due upon termination of the leases and which may be satisfied by a cash payment or the exercise of our equipment purchase options under the terms of the lease agreements. The residual value guarantees and other lease terms, which are based on negotiation between Hanover and third party lessors, were supported by equipment appraisals and analysis.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the compression equipment leases entered into in August 2001, the Company was obligated to prepare registration statements and complete an exchange offering to enable the holders of the notes issued by the lessors to exchange their notes with notes registered under the Securities Act of 1933. Because of the restatement of our financial statements, the exchange offering was not completed pursuant to the time line required by the agreements and the Company was required to pay additional lease expense in an amount equal to $105,600 per week until the exchange offering was completed. The additional lease expense began accruing on January 28, 2002 and increased the Company’s lease expense by $5.1 million during 2002. The registration statements became effective in February 2003. The exchange offer was completed and the requirement to pay the additional lease expense ended on March 13, 2003.

In February 2003, we executed an amendment to our bank credit facility and the compression equipment leases entered into in 1999 and 2000 (see Note 5).

Accounting Change

Prior to July 1, 2003, these five lease transactions were recorded as a sale and leaseback of the compression equipment and were treated as operating leases for financial reporting purposes. On July 1, 2003, we adopted the provisions of FIN 46 as they relate to the special purpose entities that lease compression equipment to us. As a result of the adoption, we added approximately $1,089 million in compressor equipment assets, $192.3 million of accumulated depreciation (including approximately $58.6 million of accumulated depreciation related to periods before the sale and leaseback of the equipment), $1,105.0 million in debt and $34.6 million in minority interest obligations to our balance sheet, and we reversed $108.8 million of deferred gains that were recorded on our balance sheet as a result of the sale leaseback transactions. On July 1, 2003, we recorded a $133.7 million charge ($86.9 million net of tax) to record the cumulative effect from the adoption of FIN 46 related to prior period depreciation of the compression equipment assets. Additionally, we estimate that, after adoption, we will record approximately $17 million per year in additional depreciation expense on our leased compression equipment as a result of the inclusion of the compression equipment on our balance sheet and will also record the payments made under our compression equipment leases as interest expense. As of September 30, 2003, the compression assets that are owned by the entities that lease equipment to us but are now included in property, plant and equipment in our consolidated financial statements had a net book value of approximately $983.3 million, including improvements made to these assets after the sale leaseback transactions.

7.    ACCRUED LIABILITIES

Accrued liabilities consisted of the following (in thousands):

	September 30, 2003	December 31, 2002
Accrued salaries, bonuses and other employee benefits	$29,737	$21,024
Accrued income and other taxes	23,237	24,095
Accrued leasing expense	—	23,465
Additional purchase price for POC	—	60,740
Current portion of hedge instruments	12,233	16,082
Litigation settlement accrual	34,558	—
Accrued interest	8,325	2,939
Accrued other	42,010	41,294

	$150,100	$189,639

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The decrease of $60.7 million for the additional purchase price for POC is due to the reclassification of a $58 million contingent liability and accrued interest associated with the PIGAP II joint venture that was restructured into the PIGAP Note (see Note 5).

8.    ACCOUNTING FOR DERIVATIVES

We adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended by SFAS 137 and SFAS 138, effective January 1, 2001. SFAS 133 requires that all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the balance sheet at fair value, and that changes in such fair values be recognized in earnings unless specific hedging criteria are met. Changes in the values of derivatives that meet these hedging criteria will ultimately offset related earnings effects of the hedged item pending recognition in earnings. Prior to 2001, we entered into two interest rate swaps with notional amounts of $75 million and $125 million and strike rates of 5.51% and 5.56%, respectively. These swaps were to expire in July 2001; however, they were extended for an additional two years at the option of the counterparty and expired in July 2003. The difference paid or received on the swap transactions was recorded as an accrued liability and recognized in leasing expense in all periods before July 1, 2003, and in interest expense thereafter. Because management decided not to designate the interest rate swaps as hedges at the time they were extended by the counterparty, we recognized an unrealized gain of approximately $4.1 million and $1.5 million, respectively, related to the change in the fair value of these interest rate swaps in lease expense in our statement of operations during the nine months ended September 30, 2003 and 2002 and recognized an unrealized gain of approximately $0.5 million in interest expense during the three months ended September 30, 2003. Prior to July 1, 2003, these amounts, which were reported as “Change in Fair Value of Derivative Financial Instruments” in our Consolidated Statement of Operations and have been reclassified as interest and lease expense in the attached Condensed Consolidated Statement of Operations. The fair value of these interest rate swaps fluctuated with changes in interest rates over their terms and the fluctuations were recorded in our statement of operations.

During the second quarter of 2001, we entered into three additional interest rate swaps to convert variable lease payments under certain lease arrangements to fixed payments as follows:

Lease	Maturity Date	Strike Rate	Notional Amount
March 2000	March 11, 2005	5.2550%	$100,000,000
August 2000	March 11, 2005	5.2725%	$100,000,000
October 2000	October 26, 2005	5.3975%	$100,000,000

These three swaps, which we have designated as cash flow hedging instruments, meet the specific hedge criteria and any changes in their fair values have been recognized in other comprehensive income. During the nine months ended September 30, 2003 and 2002, we recorded income of approximately $4.3 million and a loss of $13.6 million, respectively, related to these three swaps, ($2.8 million and $8.8 million, net of tax) in other comprehensive income. As of September 30, 2003, a total of approximately $12.2 million was recorded in current liabilities and approximately $6.5 million in long-term liabilities with respect to the fair value adjustment related to these three swaps.

The counterparties to the interest rate swap agreements are major international financial institutions. We continually monitor the credit quality of these financial institutions and do not expect non-performance by any counterparty, although such non-performance could have a material adverse effect on us.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    COMMITMENTS AND CONTINGENCIES

Hanover has issued the following guarantees which are not recorded on our accompanying balance sheet:

	Term	Maximum Potential Undiscounted Payments as of September 30, 2003
		(in thousands)
Indebtedness of non-consolidated affiliates:
Simco/Harwat Consortium (1)	2005	10,296
El Furrial (1)	2013	41,027
Other:
Performance guarantees through letters of credit (2)	2003-2007	33,898
Standby letters of credit	2003-2004	37,811
Bid bonds and performance bonds (2)	2003-2007	76,290

(1)	We have guaranteed the amount included above, which is a percentage of the total debt of this non-consolidated affiliate equal to our ownership percentage in such affiliate.
(2)	We have issued guarantees to third parties to ensure performance of our obligations some of which may be fulfilled by third parties.

As part of the POC acquisition purchase price, Hanover may be required to make a contingent payment to Schlumberger based on the realization of certain tax benefits by Hanover over the next 15 years. To date we have not realized any of such tax benefits or made any payments to Schlumberger in connection with them.

Litigation and Securities and Exchange Commission Investigation

Commencing in February 2002, approximately 15 putative securities class action lawsuits were filed against us and certain of our current and former officers and directors in the United States District Court for the Southern District of Texas. These class actions (together with subsequently filed actions) were consolidated into one case, Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust, On Behalf of Itself and All Others Similarly Situated, Civil Action No. H-02-0410, naming as defendants Hanover, Mr. Michael J. McGhan, Mr. William S. Goldberg and Mr. Michael A. O’Connor. The complaints asserted various claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and sought unspecified amounts of compensatory damages, interest and costs, including legal fees. The court entered an order appointing Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust and others as lead plaintiffs on January 7, 2003 and appointed Milberg, Weiss, Bershad, Hynes & Lerach LLP as lead counsel. On September 5, 2003, lead plaintiffs filed an amended complaint in which they continued to seek relief under Sections 10(b) and 20(a) of the Securities Exchange Act against Hanover, certain former officers and directors and our auditor, PricewaterhouseCoopers LLP, on behalf of themselves and the class of persons who purchased Hanover securities between May 4, 1999 and December 23, 2002.

Commencing in February 2002, four derivative lawsuits were filed in the United States District Court for the Southern District of Texas, two derivative lawsuits were filed in state district court for Harris County, Texas (one of which was nonsuited and the second of which was removed to Federal

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

District Court for the Southern District of Texas) and one derivative lawsuit was filed in the Court of Chancery for the State of Delaware in and for New Castle County. These derivative lawsuits, which were filed by certain of our shareholders purportedly on behalf of Hanover, alleged, among other things, that our directors breached their fiduciary duties to shareholders and sought unspecified amounts of damages, interest and costs, including legal fees. The derivative lawsuits in the United States District Court for the Southern District of Texas were consolidated on August 19 and August 26, 2002 into the Harbor Finance Partners derivative lawsuit. With that consolidation, the pending derivative lawsuits were:

Plaintiff	Defendants	Civil Action No.	Court	Date Instituted
Harbor Finance Partners, Derivatively on behalf of Hanover Compressor Company	Michael J. McGhan, William S. Goldberg, Ted Collins, Jr., Robert R. Furgason, Melvyn N. Klein, Michael A. O’Connor, and Alvin V. Shoemaker, Defendants and Hanover Compressor Company, Nominal Defendant	H-02-0761	United States District Court for the Southern District of Texas	03/01/02
Coffelt Family, LLC, derivatively on behalf of Hanover Compressor Company	Michael A. O’Connor, Michael J. McGhan, William S. Goldberg, Ted Collins, Jr., Melvyn N. Klein, Alvin V. Shoemaker, and Robert R. Furgason, Defendants and Hanover Compressor Company, Nominal Defendant	19410-NC	Court of Chancery for the State of Delaware State Court in New Castle County	02/15/02

On October 2, 2003, the Harbor Finance Partners derivative lawsuit was consolidated into the Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust securities class action.

On and after March 26, 2003, three plaintiffs filed separate putative class actions against Hanover, certain named individuals and other purportedly unknown defendants, in the United States District Court for the Southern District of Texas. The alleged class is comprised of persons who participated in or were beneficiaries of The Hanover Companies Retirement and Savings Plan, which was established by Hanover pursuant to Section 401(k) of the United States Internal Revenue Code of 1986, as amended. The purported class action seeks relief under the Employee Retirement Income Security Act (ERISA) based upon Hanover’s and the individual defendants’ alleged mishandling of Hanover’s 401(k) Plan. The three ERISA putative class actions are entitled: Kirkley v. Hanover, Case No. H-03-1155; Angleopoulos v. Hanover, Case No. H-03-1064; and Freeman v. Hanover, Case No. H-03-1095. On August 1, 2003, the three ERISA class actions were consolidated into the Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust federal securities class action. On October 9, 2003, a consolidated amended complaint was filed by the plaintiffs in the ERISA class action against Hanover, Michael McGhan, Michael O’Connor and William Goldberg , which included the same allegations as indicated above, and was filed on behalf of themselves and a class of persons who purchased or held Hanover securities in their 401(k) Plan between May 4, 1999 and December 23, 2002.

On October 23, 2003, we entered into a Stipulation of Settlement, which, subject to court approval, will settle the claims underlying the securities class actions, the ERISA class actions and the shareholder derivative actions described above. The terms of the proposed settlement provide for us

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to: (i) make a cash payment of approximately $30 million (of which $26.7 million was funded by payments from Hanover’s directors and officers insurance carriers), (ii) issue 2.5 million shares of our common stock, and (iii) issue a contingent note with a principal amount of $6.7 million. The note is payable, together with accrued interest, on March 31, 2007 but can be extinguished (with no monies owing under it) if our common stock trades at or above the average price of $12.25 per share for 15 consecutive days at any time between March 31, 2004 and March 31, 2007. As part of the settlement, we have also agreed to implement corporate governance enhancements, including allowing large shareholders to participate in the process to appoint two independent directors to our Board. Our independent auditor, PricewaterhouseCoopers LLP, is not a party to the settlement and will continue to be a defendant in the consolidated securities class action.

GKH Investments, L.P. and GKH Private Limited (collectively “GKH”), which together own approximately ten percent of Hanover’s outstanding common stock and which sold shares in the Company’s March 2001 secondary offering of common stock, are parties to the proposed settlement and have agreed to settle claims against them that arise out of that offering as well as other potential securities, ERISA, and derivative claims. The terms of the proposed settlement provide for GKH to transfer 2.5 million shares of Hanover common stock from their holdings or from other sources.

In connection with this settlement, we initially recorded a pre-tax charge of approximately $68.7 million ($54.0 million after tax) in our first quarter 2003 financial statements. This charge included approximately $42.1 million ($27.4 million after tax), net of insurance recoveries, for our contribution of cash and estimated costs, 2.5 million Hanover common shares, and the contingent note. The charge also included approximately $26.6 million, without tax benefit, for 2.5 million Hanover common shares to be funded by GKH. Because this settlement could be considered to be a related party transaction as defined in SEC Staff Accounting Bulletin 5-T, the fair value of the Hanover common shares to be paid by GKH was recorded as an expense in Hanover’s statement of operations.

As discussed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2003, we planned to seek guidance from the Office of the Chief Accountant of the SEC to determine whether the Hanover common shares provided by GKH should be recorded as an expense by us. After the submission of a detailed letter and discussions with the SEC Staff, the Staff informed us that it would not object to GKH’s portion of the settlement not being considered a related party transaction as defined in SEC Staff Accounting Bulletin 5-T. Accordingly, the $26.6 million charge related to the 2.5 million Hanover common shares being paid by GKH could be reversed from our first quarter 2003 financial statements.

On August 5, 2003, we filed an amendment to our Quarterly Report on Form 10-Q for the three months ended March 31, 2003 to amend our first quarter 2003 financial statements to exclude the $26.6 million charge related to the 2.5 million Hanover common shares being funded by GKH. As a result, in our first quarter 2003 financial statements, as amended, we recorded a pre-tax charge of approximately $42.1 million ($27.4 million after tax), net of insurance recoveries, for our contribution of cash and estimated costs, 2.5 million Hanover common shares, and the contingent note.

In addition, in the second quarter of 2003, we adjusted our estimate of the settlement and recorded an additional $1.7 million charge due to the change in the value from May 14 to June 30, 2003 of the 2.5 million Hanover common shares contributed by us to the settlement. In the third quarter of 2003, we recorded a reduction in the charge of $3.5 million to adjust our estimate of the settlement due to additional change in the value of such stock since June 30, 2003.

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Based on the terms of the settlement agreement, we determined that a liability related to these lawsuits was probable and that the value was reasonably estimable. Accordingly, we evaluated the individual components of the settlement in consideration of existing market conditions and established an estimate for the cost of the litigation settlement. The details of this estimate are as follows (in thousands):

	Amended First Quarter Estimated Settlement	Second & Third Quarter Adjustment To Estimated Settlement	Total
Cash	$30,050	$—	$30,050
Estimated fair value of note to be issued	5,194	—	5,194
Common stock to be issued by Hanover	26,600	(1,850)	24,750
Legal fees and administrative costs	6,929	—	6,929

Total	68,773	(1,850)	66,923
Less insurance recoveries	(26,670)	—	(26,670)

Net estimated litigation settlement	$42,103	$(1,850)	$40,253

The $5.2 million estimated fair value of the note to be issued was based on the present value of the future cash flows discounted at borrowing rates currently available to us for debt with similar terms and maturities. Utilizing a market-borrowing rate of 11%, the principal value and stipulated interest rate required by the note of 5% per annum, an estimated discount of $1.5 million was computed on the note to be issued. Upon the issuance of the note, the discount will be amortized to interest expense over the term of the note. Because the note could be extinguished without a payment (if our common stock trades at or above the average price of $12.25 per share for 15 consecutive days at any time between March 31, 2004 and March 31, 2007), we will be required to record an asset in future periods for the value of the embedded derivative, as required by SFAS 133, when the note is issued. This asset will be marked to market in future periods with any increase or decrease included in our statement of operations.

As of September 30, 2003, our accompanying balance sheet includes a $30.2 million long-term liability pending approval by the courts and satisfaction of certain other conditions and $34.6 million in accrued liabilities related to amounts which are expected to be paid in the next twelve months. During the second quarter, the $26.7 million receivable from the insurance carriers and $2.8 million of our portion of the cash settlement was paid into an escrow fund and is included in the accompanying balance sheet as restricted cash. Upon approval of the settlement by the court, we will record such amounts in liabilities and stockholders’ equity, respectively, and will include the shares in our outstanding shares used for earnings per share calculations.

The final value of the settlement may differ significantly from the estimates currently recorded depending on the market value of our common stock when approved by the court and potential changes in the market conditions affecting the valuation of the note to be issued. Additionally, the settlement is contingent on court approval and certain other conditions. Accordingly, we will revalue our estimate of the cost of the settlement on a quarterly basis until the settlement is approved by the court.

On July 18, 2003, the parties entered into an Amended Memorandum of Understanding which did not alter the aggregate amount to be paid under the settlement described above, but in which the

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

counsel for the named plaintiffs in the Angleopoulos and the Freeman ERISA class actions agreed to become parties to the settlement. As partial consideration therefore, it was agreed that an additional $0.8 million (for a total of $1.8 million) from the settlement fund that was previously designated for relief for the securities class actions would be reallocated to provide relief in connection with the ERISA class actions. On October 13, 2003, the parties entered into a Second Amended and Restated Memorandum of Understanding that included an additional $225,000 contribution to the settlement (to be funded equally by Hanover and GKH) and by which counsel in the Harbor Finance derivative action became a party to the settlement. As part of this arrangement, Hanover agreed to certain additional governance procedures including certain enhancements to its code of conduct.

On October 23, 2003, the parties to the Second Amended and Restated Memorandum of Understanding entered into a Stipulation of Settlement which, subject to court approval, will fully and finally resolve all of the securities class actions, ERISA class actions and shareholder derivative actions filed against Hanover and certain other individuals. PricewaterhouseCoopers LLP is not a party to the Stipulation of Settlement and will remain a defendant in the federal securities class action. On October 24, 2003, the parties moved the court for preliminary approval of the proposed settlement and sought permission to provide notice to the potentially affected persons and to set a date for a final hearing to approve the proposed settlement. The settlement, therefore, remains subject to court approval and could be the subject of an objection by potentially affected persons.

On November 14, 2002, the SEC issued a Formal Order of Private Investigation relating to the matters involved in the restatements of our financial statements. We have cooperated fully with the Fort Worth District Office Staff of the SEC and anticipate reaching a resolution of the SEC Staff’s investigation in a manner which is generally consistent with resolutions reached in similar situations. The Company understands that any resolution reached with the Staff of the Fort Worth District Office of the SEC has no legal effect until it is reviewed and, if appropriate, approved by the SEC. As such, the Company does not anticipate announcing any resolution of the SEC Staff’s investigation unless and until such resolution is approved by the SEC. While the Company does not currently anticipate that any resolution reached with the SEC would have a material adverse impact on the business, consolidated financial condition, results of operations or cash flows of the Company, there can be no assurances in this regard at this time.

As of September 30, 2003, we had incurred approximately $14.0 million in legal related expenses in connection with the internal investigations, the putative class action securities lawsuits, the derivative lawsuit and the SEC investigation. Of this amount, we advanced approximately $2.2 million on behalf of current and former officers and directors in connection with the above-named proceedings. We intend to advance the litigation costs of our officers and directors, subject to the limitations imposed by Delaware and other applicable law and Hanover’s certificate of incorporation and bylaws. We expect to incur approximately $4.4 million in additional legal fees and administrative expenses in connection with the settlement of the securities-related litigation, the SEC investigation and advances on behalf of current and former officers and directors for legal fees.

On June 25, 1999, we notified the Air Quality Bureau of the Environmental Protection Division, New Mexico Environment Department of potential violations of regulatory and permitting requirements. The violations included failure to conduct required performance tests, failure to file required notices and failure to pay fees for compressor units located on sites for more than one year. We promptly paid the required fees and corrected the violations. On June 12, 2001, after the violations had been corrected, the Director of the Division issued a compliance order to us in connection with the alleged violations.

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The compliance order assessed a civil penalty of $15,000 per day per regulatory violation and permit; no total penalty amount was proposed in the compliance order. On October 3, 2003, the Division notified us that the total proposed penalty would be $759,072. However, since the alleged violations had been self-disclosed, that amount was reduced to $189,768. We expect to respond to the penalty assessment, challenging some of the calculations, and will propose an alternative settlement amount, which we expect to be less than $100,000.

In the ordinary course of business we are involved in various other pending or threatened legal actions, including environmental matters. While management is unable to predict the ultimate outcome of these actions, it believes that any ultimate liability arising from these actions will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

10.    RELATED-PARTY TRANSACTIONS

In connection with the restatements announced by Hanover in 2002, certain present and former officers and directors have been named as defendants in putative stockholder class actions, stockholder derivative actions and have been involved with the investigation being conducted by the Staff of the SEC. Pursuant to the indemnification provisions of our certificate of incorporation and bylaws, we paid legal fees on behalf of certain employees, officers and directors involved in these proceedings. In connection with these proceedings, we advanced, on behalf of indemnified officers and directors, during 2002 and the first nine months of 2003, $1.1 million and $1.1 million, respectively, in the aggregate.

During 2002, $0.4 million was advanced on behalf of former director and officer William S. Goldberg; $0.3 million was advanced on behalf of former director and officer Michael J. McGhan; $0.1 million was advanced on behalf of former officer Charles D. Erwin; $0.1 million was advanced on behalf of former officer Joe S. Bradford; $0.1 million was advanced on behalf of directors Ted Collins, Jr., Robert R. Furgason, Rene Huck (former director), Melvyn N. Klein, Michael A. O’Connor (former director), and Alvin V. Shoemaker, who were elected prior to 2002; and $0.1 million was advanced on behalf of directors I. Jon Brumley, Victor E. Grijalva, and Gordon T. Hall who were elected during 2002.

During 2003, $0.3 million was advanced on behalf of former director and officer William S. Goldberg; $0.2 million was advanced on behalf of former director and officer Michael J. McGhan; $0.1 million was advanced on behalf of former officer Charles D. Erwin; $0.1 million was advanced on behalf of former officer Joe S. Bradford; and $0.4 million was advanced on behalf of various employees of the Company.

In 2001, the Company advanced cash of $2.2 million in return for promissory notes to Michael J. McGhan, Hanover’s former president and chief executive officer who resigned on August 1, 2002. The notes bore interest at 4.88%, matured on April 11, 2006, and were collateralized by personal real estate and Hanover common stock with full recourse. On May 19, 2003, Mr. McGhan paid in full the $2.2 million loan together with the applicable accrued interest.

On May 14, 2003, Hanover entered into agreements with Schlumberger to terminate our right to put our interest in the PIGAP II joint venture, to restructure a $150 million subordinated promissory note and to modify the repayment terms of a $58 million obligation (see Notes 5 and 14).

On July 30, 2003, the Company’s subsidiary, Hanover Compression Limited Partnership (“HCLP”) entered into a Membership Interest Redemption Agreement pursuant to which its 10%

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

interest in Energy Transfer Group, LLC (“ETG”) was redeemed, and as a result HCLP withdrew as a member of ETG. In consideration for the surrender of HCLP’s 10% membership interest in ETG, pursuant to a Partnership Interest Purchase Agreement dated as of July 30, 2003, subsidiaries of ETG sold to subsidiaries of the Company their entire 1% interest in Energy Transfer Hanover Ventures, L.P. (“Energy Ventures”). As a result of the transaction, the Company now owns, indirectly, 100% of Energy Ventures. The Company’s 10% interest in ETG was carried on the Company’s books for no value. Ted Collins, Jr., a Director of the Company, owns 100% of Azalea Partners, which in turn owns 13% of ETG.

11.    NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets” (“SFAS 143”). SFAS 143 establishes the accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. This statement became effective for Hanover on January 1, 2003. The adoption of this new standard did not have a material effect on our consolidated results of operations, cash flows or financial position.

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). The Statement updates, clarifies and simplifies existing accounting pronouncements. Provisions of SFAS 145 related to the rescission of Statement 4 became effective for us on January 1, 2003. The provisions of SFAS 145 related to SFAS 13 are effective for transactions occurring after May 15, 2002. We have adopted the provisions of the new standard, which had no material effect on our consolidated results of operations, cash flows or financial position.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which addresses accounting for restructuring and similar costs. SFAS 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue (“EITF”) No. 94-3. We adopted the provision of SFAS 146 for restructuring activities initiated after December 31, 2002, which had no material effect on our financial statements. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 became effective for interim periods beginning after June 15, 2003. We have adopted the provisions of EITF 00-21, which did not have a material effect on our consolidated results of operations, cash flow or financial position.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The adoption of the provisions of this interpretation did not have a material effect on our consolidated results of operations, cash flow or financial position.

In December 2002, the FASB issued Statement of SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”). SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS 148 were effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. We have adopted the disclosure provisions that are included within these financial statements.

In January 2003, the FASB issued FIN 46. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved by means other than through voting rights (“variable interest entities” or “VIEs”) and the determination of when and which business enterprise should consolidate the VIE in its financial statements (the “primary beneficiary”). FIN 46 applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest or (ii) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. On October 8, 2003, the FASB provided a deferral of the latest date by which all public companies must adopt FIN 46. The deferral provides that FIN 46 be applied, at the latest, to the first reporting period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. In addition, the deferral allowed companies to elect to adopt early the provisions of FIN 46 for some, but not all, of the variable interest entities they hold.

Prior to July 1, 2003, we entered into five lease transactions that were recorded as a sale and leaseback of the compression equipment and were treated as operating leases for financial reporting purposes. On July 1, 2003, we adopted the provisions of FIN 46 as they relate to the special purpose entities that lease compression equipment to us. As a result of the adoption, we added approximately $1,089 million in compressor equipment assets, $192.3 million of accumulated depreciation (including approximately $58.6 million of accumulated depreciation related to periods before the sale and leaseback of the equipment), $1,105.0 million in debt and $34.6 million in minority interest obligations to our balance sheet, and we reversed $108.8 million of deferred gains that were recorded on our balance sheet as a result of the sale leaseback transactions. On July 1, 2003, we recorded a $133.7 million charge ($86.9 million net of tax) to record the cumulative effect from the adoption of FIN 46 related to prior period depreciation of the compression equipment assets. Additionally, we estimate that, after adoption, we will record approximately $17 million per year in additional depreciation expense on our leased compression equipment as a result of the inclusion of the compression equipment on our balance sheet and will also record the payments made under our compression equipment leases as interest expense. As of September 30, 2003, the compression assets that are owned by the entities that lease equipment to us but are now included in property, plant and equipment in our consolidated financial statements had a net book value of approximately $983.3 million, including improvements made to these assets after the sale leaseback transactions.

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We have a consolidated subsidiary trust that has Mandatorily Redeemable Preferred Securities outstanding which have a liquidation value of $86.3 million. These securities are reported on our balance sheet as Mandatorily Redeemable Convertible Preferred Securities. The trust may be a VIE under FIN 46 because we only have a limited ability to make decisions about its activities and we may not be the primary beneficiary of the trust. If the trust is a VIE under FIN 46, the trust and the Mandatorily Redeemable Preferred Securities issued by the trust may no longer be reported on our balance sheet. Instead, we would report our subordinated notes payable to the trust as a liability. These intercompany notes have previously been eliminated in our consolidated financial statements. The above-described changes on our balance sheet would be reclassifications. Because we are still evaluating whether we will be required to make these reclassifications and other potential changes in connection with our adoption of FIN 46, if any, we have not adopted the provisions of FIN 46 other than for the entities that lease compression equipment to us, as discussed above.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of this Statement will be applied prospectively. We have adopted the provisions SFAS 149, which did not have a material effect on our consolidated results of operations, cash flow or financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). The Statement changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for interim periods beginning after June 15, 2004. On November 7, the FASB issued Staff Position 150-4 that delayed the effective date for certain types of financial instruments. We do not believe the adoption of the guidance currently provided in SFAS 150 will have a material effect on our consolidated results of operations or cash flow. However, we may be required to classify as debt approximately $34.6 million in sale leaseback obligations that are currently reported as “Minority interest” on our Condensed Consolidated Balance Sheet pursuant to FIN 46 (see Note 6). These Minority interest obligations represent the equity of the entities that lease compression equipment to us. In accordance with the provisions of our compression equipment lease obligations, the equity certificate holders are entitled to quarterly or semi-annual yield payments on the aggregate outstanding equity certificates. As of September 30, 2003, the yield rates on the outstanding equity certificates ranged from 4.4% to 9.5%. Equity certificate holders may receive a return of capital payment upon lease termination or our purchase of the leased compression equipment after full payment of all debt obligations of the entities that lease compression equipment to us. At September 30, 2003, the carrying value of the minority interest obligations approximated the fair market value of assets that would be required to be transferred to redeem the minority interest obligations.

12.    REPORTABLE SEGMENTS

We manage our business segments primarily based upon the type of product or service provided. We have five principal industry segments: Domestic Rentals; International Rentals; Parts, Service and Used Equipment; Compressor and Accessory Fabrication; and Production and Processing Equipment

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fabrication. The Domestic and International Rentals segments primarily provide natural gas compression and production and processing equipment rental and maintenance services to meet specific customer requirements on Hanover-owned assets. The Parts, Service and Used Equipment segment provides a full range of services to support the surface production needs of customers from installation and normal maintenance and services to full operation of a customer’s owned assets and surface equipment as well as sales of used equipment. The Compressor and Accessory Fabrication Segment involves the design, fabrication and sale of natural gas compression units and accessories to meet unique customer specifications. The Production and Processing Equipment Fabrication Segment designs, fabricates and sells equipment used in the production and treating of crude oil and natural gas and engineering, procurement and construction of heavy wall reactors for refineries and desalination plants.

We evaluate the performance of our segments based on segment gross profit. Segment gross profit for each segment includes direct operating expenses. Costs excluded from segment gross profit include selling, general and administrative, depreciation and amortization, leasing, interest, foreign currency translation, provision for estimated cost of litigation settlement, goodwill impairment, other expenses and income taxes. Amounts defined as “Other” include equity in income of nonconsolidated affiliates, results of other insignificant operations and corporate related items primarily related to cash management activities. Revenues include sales to external customers and intersegment sales. Intersegment sales are accounted for at cost, except for compressor fabrication sales which are accounted for on an arms length basis. Intersegment sales and any resulting profits are eliminated in consolidation. Identifiable assets are tangible and intangible assets that are identified with the operations of a particular segment or geographic region, or which are allocated when used jointly.

The following tables present sales and other financial information by industry segment for the three months ended September 30, 2003 and 2002.

	Domestic rentals	International rentals	Parts, service and used equipment	Compressor fabrication	Production equipment fabrication	Other	Eliminations	Consolidated
	(in thousands)
September 30, 2003:
Revenues from external customers	$82,823	$49,519	$45,581	$27,299	$61,942	$8,033	$—	$275,197
Intersegment sales	—	4,785	14,100	5,569	4,658	—	(29,112)	—

Total revenues	82,823	54,304	59,681	32,868	66,600	8,033	(29,112)	275,197
Gross profit	50,990	31,762	10,274	2,365	5,434	8,033	—	108,858
Identifiable assets	1,589,273	823,688	71,982	86,922	256,730	213,812	—	3,042,407
September 30, 2002:
Revenues from external customers	$80,818	$53,915	$47,597	$26,783	$35,022	$5,232	$—	$249,367
Intersegment sales	—	341	7,728	11,671	1,847	4,511	(26,098)	—

Total revenues	80,818	54,256	55,325	38,454	36,869	9,743	(26,098)	249,367
Gross profit	49,688	40,049	12,361	3,539	6,766	5,232	—	117,635
Identifiable assets	906,727	738,315	128,282	100,437	136,352	198,505	—	2,208,618

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present sales and other financial information by industry segment for the nine months ended September 30, 2003 and 2002.

	Domestic rentals	International rentals	Parts, service and used equipment	Compressor fabrication	Production equipment fabrication	Other	Eliminations	Consolidated
	(in thousands)
September 30, 2003:
Revenues from external customers	$241,728	$151,973	$118,327	$85,099	$207,892	$20,229	$—	$825,248
Intersegment sales	—	14,020	54,673	10,190	17,643	—	(96,526)	—

Total revenues	241,728	165,993	173,000	95,289	225,535	20,229	(96,526)	825,248
Gross profit	147,685	104,291	32,546	8,562	21,677	20,229	—	334,990
September 30, 2002:
Revenues from external customers	$249,276	$143,612	$172,826	$85,284	$99,771	$16,344	$—	$767,113
Intersegment sales	—	1,057	39,689	56,625	8,211	8,397	(113,979)	—

Total revenues	249,276	144,669	212,515	141,909	107,982	24,741	(113,979)	767,113
Gross profit	159,918	103,757	28,922	11,400	15,442	16,344	—	335,783

13.    DISCONTINUED OPERATIONS

During 2002, Hanover’s Board of Directors approved management’s plan to dispose of our non-oilfield power generation projects, which were part of our domestic rental business, and certain used equipment businesses, which were part of our parts and service business. These disposals meet the criteria established for recognition as discontinued operations under SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS 144”). SFAS 144 specifically requires that such amounts must represent a component of a business composed of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. These businesses have been reflected as discontinued operations in our statement of operations for the periods ended September 30, 2003 and 2002. We believe we will sell the majority of these assets during the remainder of 2003 or early in 2004 and the assets and liabilities are reflected as assets held for sale on our balance sheet.

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary of operating results of the discontinued operations (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Revenues and other:
Domestic rentals	$1,018	$1,126	$4,394	$1,126
Parts, service and used equipment	5,468	4,970	12,755	15,187
Equity in income of non-consolidated affiliates	—	—	550	—
Other	16	(192)	(77)	(40)

	6,502	5,904	17,622	16,273

Expenses:
Domestic rentals	179	196	972	196
Parts, service and used equipment	3,575	3,653	8,334	9,679
Selling, general and administrative	1,425	2,361	5,380	6,223
Depreciation and amortization	—	707	—	874
Interest expense	196	216	796	216
Other	—	5	371	15

	5,375	7,138	15,853	17,203

Income (loss) from discontinued operations before income taxes	1,127	(1,234)	1,769	(930)
Provision for (benefit from) income taxes	366	(434)	591	(324)

Income (loss) from discontinued operations	$761	$(800)	$1,178	$(606)

Summary balance sheet data for discontinued operations as of September 30, 2003 (in thousands):

	Used Equipment	Non-Oilfield Power Generation	Total
Current assets	$9,685	$10,724	$20,409
Property, plant and equipment	901	1,384	2,285
Non-current assets	—	2	2

Assets held for sale	10,586	12,110	22,696

Current liabilities	—	957	957

Liabilities held for sale	—	957	957

Net assets held for sale	$10,586	$11,153	$21,739

Loss from the write-downs of discontinued operations was $10.9 million during the three months ended September 30, 2003 and include approximately $5.6 million in write-downs for power generation assets and $5.3 million in write-downs related to our used equipment businesses. During the nine months ended September 30, 2003, loss from the write-downs of discontinued operations were $12.6 million including approximately $7.3 million related to power generation and $5.3 million related to used equipment businesses. During the nine months ended September 30, 2002, loss from the write-downs of discontinued operations were $3.9 million related to our power generation assets. The losses relate to write-downs of our discontinued operations to their estimated market value.

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In May 2003, we announced that we had agreed to sell our 49% membership interest in Panoche and our 92.5% membership interest in Gates to Hal Dittmer and Fresno Power Investors Limited Partnership, who currently own the remaining interests in Panoche and Gates. Panoche and Gates own gas-fired peaking power plants of 49 megawatts and 46 megawatts, respectively. The Panoche transaction closed in June 2003 and the Gates transaction closed in September 2003. Total consideration for the transactions was approximately $27.2 million consisting of approximately $6.4 million in cash, $2.8 million in notes that mature in May 2004, a $0.5 million note that matures in September 2005 and the release of our obligations under a capital lease from GE Capital to Gates that had an outstanding balance of approximately $17.5 million at the time of the Gates closing. In addition, we were released from a $12 million letter of credit from us to GE Capital that was provided as additional credit support for the Gates capital lease.

14.    SUBSEQUENT EVENT

In October 2003, our PIGAP II joint venture, which repressurizes oil fields in eastern Venezuela for Petroleos de Venezuela, S.A., closed a $230 million project financing that is non-recourse to Hanover. Proceeds from the loan were used to repay Williams and Hanover, based on their respective ownership percentages, for the initial funding of construction-related costs. We own 30% of the project and received approximately $78.5 million from the financing and a distribution of earnings from the project of which approximately $59.9 million was used to pay off the PIGAP Note described in Note 5.

SCHEDULE II

HANOVER COMPRESSOR COMPANY

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions		Balance at End of Period
	(in thousands)
Allowance for doubtful accounts deducted from accounts receivable in the balance sheet
2002	$6,300	$7,091	$8,229	(1)	$5,162
2001	2,659	4,860	1,219	(1)	6,300
2000	1,730	3,198	2,269	(1)	2,659
Allowance for obsolete and slow moving inventory deducted from inventories in the balance sheet(3)
2002	$2,101	$13,853	$1,743	(2)	$14,211
2001	560	2,336	795	(2)	2,101
Allowance for deferred tax assets not expected to be realized
2002	$—	$23,371	$—		$23,371
Allowance for employee loans
2002	$—	$6,021	$—		$6,021

(1)	Uncollectible accounts written off, net of recoveries.
(2)	Obsolete inventory written off at cost, net of value received.
(3)	Amounts for 2000 were not material.

S-1

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

Prospectus

About this Prospectus	1
Where You Can Find More Information	1
Forward-Looking Statements	2
About Our Company	4
Risk Factors	4
Use of Proceeds	6
Ratio of Earnings to Fixed Charges	6
Description of Notes	7
United States Federal Income Tax Considerations	32
Selling Securityholder	36
Plan of Distribution	37
Legal Matters	38
Experts	38

$262,621,810

Aggregate Principal Amount

at Maturity

Hanover Compressor

Company

Zero Coupon Subordinated Notes

due March 31, 2007

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 18, 2003

PROSPECTUS

Hanover Compressor Company

$262,621,810

Zero Coupon Subordinated Notes Due March 31, 2007

This prospectus relates to the offer and sale from time to time for the account of the selling securityholder identified on page 36 of this prospectus of our Zero Coupon Subordinated Notes due March 31, 2007, paying, at maturity, the aggregate amount of $262,621,810. We will not receive any of the proceeds from the sale of the notes by the selling securityholder.

We will not pay interest on the notes prior to maturity. Instead, on March 31, 2007, the maturity date of the notes, noteholders will receive $262,621,810 in the aggregate, plus additional accrued interest, if any. The notes were issued to the selling securityholder with original issue discount which accrues at a rate of 11.00% per year calculated from May 14, 2003.

On or after March 31, 2006, we may redeem some or all of the notes at the redemption price set forth in this prospectus, plus additional accrued interest, if any.

For a more detailed description of the notes, see “Description of Notes” beginning on page 7.

You should carefully read this prospectus and any accompanying prospectus supplement before you invest in the notes.

Investing in the notes involves risks. See “ Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated             , 2003

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or other person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the notes and are not an offer to sell or the solicitation of an offer to buy the notes in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” using a “shelf” registration process. Under this shelf registration process, the selling securityholder identified on page 36 of this prospectus may, from time to time, sell the notes described in this prospectus in one or more offerings. This prospectus provides you with a description of the notes which may be offered by the selling securityholder. The selling securityholder will provide a prospectus supplement and attach it to this prospectus each time it sells any of the notes. Any prospectus supplement will contain specific information about the terms of the offering and the notes being offered at that time. A prospectus supplement may include additional risk factors or other special considerations applicable to the notes. A prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superceded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any prospectus supplement to “Hanover,” “we,” “us” or “our” are to Hanover Compressor Company and its subsidiaries, on a consolidated basis.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus does not contain all of the information included in the registration statement and all of the exhibits and schedules thereto. For further information about Hanover, you should refer to the registration statement of which this prospectus is a part. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of such documents.

We file annual, quarterly and current reports, proxy statements and other information with the SEC (File No. 1-13071). Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330.

Our common stock is listed on the New York Stock Exchange under the symbol “HC.” Our reports, proxy statements and other information may be read and copied at the New York Stock Exchange at 30 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents we subsequently file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities described in this prospectus are sold:

•	our Annual Report on Form 10-K for the year ended December 31, 2002;

•	our Quarterly Reports on Form 10-Q/A for the three months ended March 31, 2003 and on Form 10-Q for the three months ended June 30, 2003 and September 30, 2003;

•	our Current Reports on Forms 8-K, filed with the SEC on February 3, 2003, February 6, 2003, February 7, 2003, February 12, 2003, March 5, 2003 (excluding the information furnished in Item 9 thereof, which is not deemed filed and which is not incorporated by reference herein), March 17, 2003, May 14, 2003, July 28, 2003 and November 18, 2003; and

•	all filings we make pursuant to the Securities Exchange Act of 1934 after the date of filing this registration statement with the SEC and prior to the effectiveness of this registration statement.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing), at no cost, by writing us at the following address or calling us at the following number:

Hanover Compressor Company

Attention: Corporate Secretary

12001 N. Houston Rosslyn

Houston, Texas 77086

(281) 447-5175

FORWARD-LOOKING STATEMENTS

Certain matters discussed in this prospectus, any prospectus supplement and the documents we incorporate by reference herein may include “forward-looking statements” intended to qualify for the safe harbors liability established by the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can generally be identified as such because the context of the statement will include words such as we “believe,” “anticipate,” “expect,” “estimate,” or words of similar import. Similarly, statements that describe our future plans, objectives or goals or future revenues or other financial metrics are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from those anticipated as of the date of this prospectus, any prospectus supplement or the documents we incorporate by reference herein, as applicable. These risks and uncertainties include:

•	our inability to renew our short-term leases of equipment with our customers so as to fully recoup our cost of the equipment;

•	a prolonged, substantial reduction in oil and natural gas prices, which could cause a decline in the demand for our compression and oil and natural gas production equipment;

•	reduced profit margins resulting from increased pricing pressure in our business;

•	the loss of market share through competition;

•	the introduction of competing technologies by other companies;

•	changes in economic or political conditions in the countries in which we do business;

•	currency fluctuations;

•	losses due to the inherent risks associated with our operations, including equipment defects, malfunctions and failures and natural disasters;

•	governmental safety, health, environmental and other regulations, which could require us to make significant expenditures;

•	legislative changes in the countries in which we do business;

•	our inability to successfully integrate acquired businesses;

•	our inability to properly implement new enterprise resource planning systems used for integration of our accounting, operations and information systems;

•	our inability to retain key personnel;

•	war, social unrest, terrorists attacks and/or the responses thereto;

•	our inability to generate sufficient cash, access capital markets, refinance existing debt or incur indebtedness to fund our business;

•	our inability to comply with covenants in our debt agreements and the agreements related to our compression equipment lease obligations;

•	the decreased financial flexibility associated with our significant cash requirements and substantial debt, including our compression equipment lease obligations;

•	our inability to reduce our debt relative to our total capitalization;

•	our inability to execute our exit and sale strategy with respect to assets classified on our balance sheet as discontinued operations and held for sale;

•	our inability to conclude the agreed-upon settlement of the securities-related litigation and adverse results in other litigation brought by plaintiffs that are not party to the settlement;

•	fluctuations in our net income attributable to changes in the fair value of our common stock which will be used to fund the settlement of the securities-related litigation; and

•	adverse results in the pending investigation by the SEC.

Other factors besides those described in this prospectus, any prospectus supplement or the documents we incorporate by reference herein could also affect our actual results.

You should not unduly rely on these forward-looking statements, which speak only as of the date such statements are made. Except as otherwise required by law, we undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date such statements are made or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC. All forward-looking statements attributable to Hanover are expressly qualified in their entirety by this cautionary statement.

ABOUT OUR COMPANY

Hanover Compressor Company, a Delaware corporation, together with its subsidiaries, is a global market leader in the full service natural gas compression business and is a leading provider of service, fabrication and equipment for oil and natural gas processing and transportation applications. We sell and rent this equipment and provide complete operation and maintenance services, including run-time guarantees, for both customer-owned equipment and our fleet of rental equipment. Founded in 1990, and a public company since 1997, our customers include both major and independent oil and gas producers and distributors as well as national oil and gas companies in the countries in which we operate. Our maintenance business, together with our parts and service business, provides solutions to customers that own their own compression and surface production and processing equipment, but want to outsource their operations. We also fabricate compressor and oil and gas production and processing equipment and provide gas processing and treating, gas measurement and oilfield power generation services, primarily to our domestic and international customers as a complement to our compression services. In addition, through our ownership of Belleli Energy S.r.l., we provide engineering, procurement and construction services primarily related to the manufacturing of heavy wall reactors for refineries and construction of desalination plants, primarily for use in Europe and the Middle East.

Our executive offices are located at 12001 N. Houston Rosslyn Road, Houston, Texas 77086, and our telephone number is (281) 447-8787. We maintain a website on the Internet at http://www.hanover-co.com. Unless specifically incorporated by reference in this prospectus or any prospectus supplement, information that you may find on our website is not part of this prospectus.

RISK FACTORS

You should carefully consider the following information together with the other information contained in or incorporated by reference into this prospectus before purchasing the notes.

Your right to receive payments on the notes is subordinated to all of our existing and future Senior Debt and is effectively subordinated to the indebtedness of our subsidiaries. Your right to accelerate payment of the notes upon the occurrence of an event of default is also limited by the subordination provisions of the Indenture.

The notes are subordinate and junior and subject in right of payment to the prior payment in full in cash of all our existing and future Senior Debt, as defined under the heading “Description of Notes—Certain Definitions.” In the event of a bankruptcy, liquidation or reorganization involving Hanover, and in specific other events, our assets will be available to pay obligations on the notes only after all Senior Debt has been paid in full. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.

The notes are effectively subordinated to all existing and future liabilities of Hanover’s subsidiaries. Any right of Hanover to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be subject to the claims of the subsidiary’s creditors (including trade creditors), except to the extent that Hanover is recognized as a creditor of that subsidiary, in which case Hanover’s claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by Hanover.

In addition, the Indenture contains restrictions on your ability to accelerate payment on the notes and to enforce default remedies with respect to the notes. Holders of the notes are generally prohibited from accelerating payment on the notes or enforcing such other default remedies until the earlier of 180 days after maturity of the notes or action is taken to collect payment on certain of our Senior Debt, among other events. Please review “Description of Notes—Subordination of the Notes” for a complete description of these restrictions.

As a holding company, Hanover’s only source of cash is distributions from its subsidiaries.

As a holding company whose principal assets are the shares of capital stock of its subsidiaries, Hanover does not generate any operating revenue of its own and conducts all of its business through its subsidiaries. The notes are obligations exclusively of Hanover. Consequently, Hanover depends on dividends, advances and payments from its subsidiaries to fund its activities and meet its cash needs, including its debt service requirements. Hanover’s subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make funds available therefor. The ability of Hanover’s subsidiaries to pay such dividends and distributions will be subject to, among other things, the terms of any debt instruments of the subsidiaries then in effect and applicable law. Payments to Hanover by its subsidiaries will also be contingent upon the subsidiaries’ earnings and business considerations. We cannot assure you that our subsidiaries will generate cash flow sufficient to pay dividends or distributions to us in order to make the payments on the notes.

You cannot be sure that an active trading market will develop for the notes, which could make it more difficult for holders of the notes to sell their notes or result in a lower price at which holders would be able to sell their notes.

There is currently no established trading market for the notes. We have not and do not intend to apply for listing of the notes on any stock exchange or automated quotation system. We cannot predict accurately how or whether the notes will trade in the secondary market or whether such a market will be liquid. A resale market may not develop, or, if it does, might not give you the opportunity to resell your notes and may not continue in existence through the date the notes mature. The liquidity of any market for the notes and the price of the notes in such a market will depend upon the number of holders of the notes, our results of operations and financial condition, the market for similar securities, prevailing interest rates and other factors. To the extent that an active trading market does not develop, the price at which you may be able to sell the notes, if at all, may be less than the price you pay for them, plus accrued original discount.

Changes in our credit ratings or the financial and credit markets could adversely affect the market price of the notes.

The market price of the notes will be based on a number of factors, including:

•	our credit ratings with major credit rating agencies;

•	the prevailing interest rates being paid by companies similar to us; and

•	the overall condition of the financial and credit markets.

The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price of the notes. In addition, credit rating agencies continually revise their ratings for companies that they follow, including us. The credit rating agencies also evaluate our industry as a whole and may change their credit rating for us based on their overall view of our industry. We cannot assure you that credit rating agencies will maintain their ratings on the notes. A negative change in our credit rating could have an adverse effect on the market price of the notes.

An investment in the notes will require you to include in your taxable income amounts significantly in excess of cash received, if any, while the notes are outstanding.

We originally issued the notes at a discount from the amount payable at maturity. As a result, the notes are subject to the original issue discount rules contained in the Internal Revenue Code and the regulations promulgated thereunder. Generally, these rules require the difference between the issue price of the notes and their stated redemption price at maturity to be included in income over the life of the notes. Accordingly, a holder of notes is generally required to include original issue discount in income as ordinary interest income as it accrues before receipt of the cash attributable to such income, regardless of such holder’s regular method of accounting for United States federal income tax purposes. Moreover, because the notes were originally issued for non-publicly traded property and provide for additional payments under certain circumstances, the application of the original issue discount rules is complex and some uncertainties exist regarding the United States federal income tax treatment of the notes. To understand how this may affect you, we urge you to seek advice from your own tax advisor prior to purchasing these notes. See “United States Federal Income Tax Considerations” for a more detailed discussion of the United States federal income tax consequences to the holders of the notes of the purchase, ownership and disposition of the notes.

Your claim against us will be limited if a bankruptcy proceeding is commenced by us or against us.

If a bankruptcy proceeding is commenced by us or against us, the claim of a holder of the notes is, under Title 11 of the U.S. Code, limited to the issue price of the notes plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the notes. The selling securityholder identified on page 36 will receive all proceeds from the sale of the notes.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Year Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2003
Ratio of earnings to fixed charges	3.68	2.75	2.11	1.95	(1)	(2)

(1)	Due to our loss for the year ended December 31, 2002, the ratio was less than 1:1. We would have had to generate additional pre-tax earnings of $96.8 million to achieve a coverage of 1:1. During 2002, we recorded $182.7 million in pre-tax charges. For a description of these pre-tax charges, see footnote 27 in the notes to consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002.

(2)	Due to our loss for the nine months ended September 30, 2003, the ratio was less than 1:1. We would have had to generate additional pre-tax earnings of approximately $73.7 million to achieve a coverage of 1:1. During this nine month period, we recorded $40.3 million in pre-tax charges related to the settlement of shareholder litigation. For more information regarding these pre-tax charges, see footnote 9 in the notes to condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the three months ended September 30, 2003.

For purposes of computing the ratio of earnings to fixed charges: (i) “earnings” consist of income before income taxes plus fixed charges and (ii) “fixed charges” consist of interest expense (including distributions on mandatorily redeemable convertible preferred securities and amortization of debt discount and expense), capitalized interest, leasing expense and the estimated interest factor attributable to rentals.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the word “Hanover” refers only to Hanover Compressor Company and not to any of its subsidiaries.

The notes have been issued under an Indenture (the “Indenture”) dated as of May 14, 2003, between Hanover and Wachovia Bank, National Association, as trustee. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”).

The following description is a summary of the material terms and provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, define your rights as holders of these notes. We have filed a copy of the Indenture as an exhibit to the registration statement which includes this prospectus.

General

The notes:

•	are general unsecured obligations of Hanover;

•	are subordinate and junior and subject in right of payment to the prior payment in full in cash of all Senior Debt as described under “—Subordination of the Notes”;

•	are limited to $262,621,810 aggregate principal amount at maturity;

•	are redeemable at our option on or after March 31, 2006 upon the terms and at the redemption price set forth under “—Optional Redemption by Hanover”; and

•	will mature on March 31, 2007, unless earlier redeemed.

The notes are being offered at a substantial discount from their principal amount at maturity. See “United States Federal Income Tax Considerations.” We will not make periodic cash payments of interest on the notes. The notes were issued to the selling securityholder at an aggregate issue price of $173,378,423. However, the notes accrue original issue discount while they remain outstanding at the rate of 11% per year from the date of issuance. Original issue discount is the difference between the issue price and the principal amount at maturity of the notes. The calculation of the accrual of original issue discount is on a semiannual bond equivalent basis using a 360-day year composed of twelve 30-day months. The issue date for the notes and the commencement date for the accrual of original issue discount was May 14, 2003. Original issue discount will cease to accrue on the notes upon the earlier to occur of the maturity date of the notes or the redemption of the notes under the terms and subject to the conditions of the Indenture.

The principal amount at maturity of the notes is payable at the office or agency of the paying agent, initially the trustee, in the Borough of Manhattan, The City of New York, or any other office of the paying agent maintained for this purpose. Initially the trustee will be the paying agent and the registrar.

The notes will be offered in registrable form without coupons. No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, New York, New York (“DTC”).

Subordination of the Notes

The notes are our unsecured obligations and will be subordinate and junior and subject in right of payment to the prior payment in full in cash of all Senior Debt. No payment or distribution in respect of the notes may be made by or on behalf of Hanover unless and until all Senior Debt has been indefeasibly paid in full in cash, other than (a) a purchase made solely by exchange for common stock of Hanover and (b) after December 31, 2005, a payment or distribution with respect to which Hanover has received the prior written consent of the holders of the Senior Debt under the Credit Agreement, whether as principal, interest or otherwise, and whether in cash, securities or property. Notwithstanding the preceding sentence, Hanover may:

(1)    accrue original issue discount, Additional Interest and interest, if any, on the notes;

(2)    so long as no Senior Debt Default exists at the maturity of the notes or would result from the payment of the amount due on the notes at the maturity, pay the amount due on any of the notes at the maturity, or with the prior written consent of the holders of the Senior Debt under the Credit Agreement, pay the redemption price on the redemption date, provided that if a Senior Debt Default exists at such date or would result from such payment on any notes at such date, then Hanover may not make such payment until such Senior Debt Default is cured or waived; and

(3)    pay the amount due on any of the notes without regard to the preceding restrictions if Hanover received the written consent of the requisite holders of the Senior Debt under and in accordance with each of the Senior Debt Agreements.

If Hanover or the trustee make any payment or distribution to the trustee or the Holders prohibited by the preceding restrictions, then and in such event such payment or distribution will be segregated by the trustee or the Holders, as the case may be, and held for the benefit of and promptly be paid over to the holders of the Senior Debt for application against the Senior Debt remaining unpaid until the Senior Debt is paid in full in cash.

By reason of such subordination, in the event of dissolution, insolvency, bankruptcy or other similar proceedings involving Hanover, upon any payment or distribution of any kind or character which may be payable or deliverable in such proceedings in respect of the obligations under the notes, such payment or distribution shall be paid or delivered by the Person making such payment or distribution directly to the holders of the Senior Debt to the extent necessary to make payment in full in cash of all Senior Debt remaining unpaid. Notwithstanding the preceding sentence, in no event will a delivery of any Reorganization Securities be made to the holders of the Senior Debt. In the event that the trustee does not file a proper claim or proof of debt required by any dissolution, insolvency, bankruptcy or other similar proceedings involving Hanover prior to 15 days before the expiration of time to file such claim, then the holders of Senior Debt will have the right to demand, sue for, collect and receive the payments and distributions in respect of the notes in such proceeding that are required to be paid to the holders of Senior Debt. If the trustee or any of the Holders receive any payment or distributions of any kind or character which was paid or delivered in respect of the obligations under the notes pursuant to a dissolution, insolvency, bankruptcy or other similar proceeding involving Hanover, then and in such event such payment or distribution will be segregated and held in trust for the benefit of and immediately paid over to the holders of Senior Debt for application to the payment of all Senior Debt remaining unpaid until all such Senior Debt has been paid in full in cash.

Until the Senior Debt is paid in full in cash, the trustee and the Holders are prohibited from accelerating the payment of the issue price, accrued original issue discount, accrued Additional Interest and interest, if any, on the notes and are prohibited from enforcing any default remedies with respect to the notes except none of the foregoing will prevent or otherwise affect the following:

(1)    if Hanover fails to pay the amount due at maturity, so long as no Senior Debt Default exists or would result from the making of such payment, the trustee’s or any Holder’s right to accelerate or take any other enforcement action with respect to the Indenture, provided, however, if a Senior Debt Default then exists or would result from the making of such payment, the trustee and the Holders may not accelerate or take any other enforcement action with respect to the Indenture until the first to occur of:

(a)    180 days after the date of maturity,

(b)    the date on which there is commenced an event of dissolution, insolvency, bankruptcy or other similar proceedings involving Hanover,

(c)    the date that any agent representing Senior Debt or any holder of Senior Debt commences a judicial proceeding to collect any Senior Debt in respect of $10,000,000 or more of Senior Debt or commences to realize upon any collateral for any such Senior Debt pursuant to the exercise of remedies or gives notice of any non-judicial sale of any such collateral, or

(d)    the date upon which the date for payment of any Senior Debt is accelerated under the Credit Agreement or any synthetic lease guaranty; and

(2)    the right of the trustee and the Holders to declare the issue price, accrued original issue discount, accrued Additional Interest and interest, if any, immediately due and payable and the right of the trustee or the Holders to take any other enforcement action with respect to the Indenture and the notes if the Indebtedness under one or more Senior Debt Agreements pursuant to which (a) Senior Debt in an aggregate principal amount of $100,000,000 or more is outstanding or (b) there are commitments thereunder to provide Senior Debt in an aggregate principal amount of $100,000,000 or more, is declared immediately due and payable.

No right of any present or future holder of Senior Debt to enforce subordination as provided in the Indenture shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of Hanover or by any non-compliance by Hanover with the terms, provisions and covenants of the Indenture or the notes regardless of any knowledge thereof any holder of Senior Debt may have or be otherwise charged with.

Without in any way limiting the generality of the preceding paragraph, the holders of the Senior Debt may, at any time and from time to time, without the consent of or notice to the Holders or the trustee, without incurring responsibility and without impairing or releasing the subordination provisions in the Indenture, do any one or more of the following:

(1)    change the manner, place or terms of payment or extend the time of payment of, or renew, amend, modify, or alter, any Senior Debt or any Senior Debt Agreement evidencing the same or evidencing, governing, creating, guaranteeing or securing any Senior Debt;

(2)    sell, exchange, release, or otherwise deal with any property pledged, mortgaged or otherwise securing Senior Debt;

(3)    release any Person liable in any manner for the collection of Senior Debt;

(4)    fail or delay in the perfection of liens securing the Senior Debt;

(5)    exercise or refrain from exercising any rights against Hanover and any other Person (including, without limitation, actions with respect to the foreclosure upon, sale, release or failure to realize upon, any of its collateral, and actions with respect to the collection of any claim for all or any part of the Senior Debt from any account debtor or any other Person, regardless of whether any such actions or omissions may affect the rights of the holders of the Senior Debt to a deficiency); and

(6)    from time to time enter into agreements and settlements with Hanover as it may determine, including, without limitation, any substitution of collateral, any release of any lien and any release of Hanover.

The subordination provisions in the Indenture are for the purpose of defining the relative rights of the holders of Senior Debt on the one hand, and the Holders on the other hand, and nothing therein shall impair, as between Hanover and the Holders, the obligation of Hanover, which is unconditional and absolute, to pay to the Holders the principal amount, issue price, accrued original issue discount, accrued Additional Interest, redemption price or interest, if any, on the notes in accordance with the terms and provisions of the Indenture, nor shall anything in the Indenture prevent the Holders from exercising all remedies otherwise permitted by applicable law or under the Indenture upon default thereunder (including the right to demand payment and sue for performance under the Indenture and to accelerate the maturity of the notes as provided in the Indenture), subject to the rights, if any, of holders of Senior Debt under the Indenture. Upon payment in full in cash of all Senior Debt, the Holders shall, to the extent of any payments or distributions paid or delivered to the holders of the Senior Debt or otherwise applied to the Senior Debt pursuant to the provisions of the Indenture, be subrogated to the rights of the holders of the Senior Debt to receive payments or distributions of assets of Hanover made on Senior Debt (and any security therefor) until the obligations related to the notes under the Indenture shall be paid in full in cash, and, for the purposes of such subrogation, no payments to the holders of Senior Debt of any cash, assets, stock, or obligations to which the Holders would be entitled except for the provisions of the Indenture shall, as between Hanover, creditors of Hanover (other than the holders of the Senior Debt), and the Holders, be deemed to be a payment by Hanover to or on account of Senior Debt. The fact that failure to make any payment on account of the obligations related to the notes under the Indenture is caused by reason of the operation of any provision of the Indenture shall not be construed as preventing the occurrence of an Event of Default.

If a claim is made upon any holder or holders of Senior Debt for repayment or recovery of any amount (a “Voidable Transfer”) on account of any Senior Debt under any state or federal law, whether by reason of preference, fraudulent conveyance, or otherwise and if such holder or holders of Senior Debt repay all or a portion of such amounts by reason of (a) any judgment, decree, or order of any court or administrative body having jurisdiction over such holder or holders, or (b) any settlement or compromise of any claim effected by such holder or holders based upon the reasonable advice of counsel, then, as to the amount that has been repaid, the subordination provisions of the Indenture automatically shall be reinstated and restored and the amount so repaid shall constitute Senior Debt entitled to the benefits of the subordination provisions of the Indenture as if such Voidable Transfer never had been made. The subordination provisions of the Indenture shall constitute a continuing offer to all Persons who become holders of Senior Debt, and such provisions are made for the benefit of, and may be enforced directly by, holders of Senior Debt, who are expressly stated in the Indenture to be intended beneficiaries of the subordination provisions of the Indenture, whether or not they actually relied thereon. The terms of the subordination provisions of the Indenture (and the related definitions) may not be amended or modified without obtaining the prior written consent of the holders of the Senior Debt under and in accordance with the Credit Agreement and the other Senior Debt Agreements.

Optional Redemption by Hanover

Hanover may not redeem the notes prior to March 31, 2006. Beginning on March 31, 2006, Hanover may redeem the notes for cash in whole or in part at any time, by giving by mail to the Holders not less than 20 days nor more than 60 days notice of redemption prior to the redemption date for an amount of cash equal to 102.50% of the sum of (1) the issue price of the notes and (2) accrued original issue discount and Additional Interest, if any, through the date of redemption. No sinking fund is provided for the notes.

If less than all of the outstanding notes held in definitive form are to be redeemed, the trustee will select the notes held in definitive form to be redeemed pro rata or by lot or by another method the trustee considers fair and appropriate. Notes registered in the name of DTC or its nominee will be redeemed as described under the caption entitled “—Form, Denomination and Registration—Global Note; Book-Entry Form.”

Mergers and Sales of Assets by Hanover

Hanover may not consolidate with or merge with or into any other Person or convey, transfer or lease all or substantially all of its properties and assets in a single transaction or series of transactions to any Person, unless:

•

the successor Person formed by such consolidation or the survivor of such merger or the Person that acquires by conveyance, transfer or lease all or substantially all of the properties and assets of Hanover, as the case may be, shall be, immediately after giving effect to such transaction, a solvent Person organized and existing under the laws of the United States or any state thereof (including the District of Columbia), and, if Hanover is not such Person, such Person shall expressly assume by an indenture supplement, executed and delivered to the trustee in form reasonably satisfactory to the trustee, the due and punctual payment of the principal amount, issue price, accrued original issue discount, accrued Additional Interest, redemption price or interest, if any, on the notes, according to their tenor, and the due and punctual performance of all of the covenants and obligations of Hanover under the notes and the Indenture;

•	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

•	Hanover shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the terms described in the preceding bullets and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

Upon the assumption of Hanover’s obligations by a successor as described above, subject to certain exceptions, Hanover will be discharged from all obligations under the notes and the Indenture.

Covenants

Payment Limitations

The Indenture contains a covenant whereby Hanover agreed that it will not enter into or become subject to any restriction on the payment of the principal amount, issue price, accrued original issue discount, accrued Additional Interest, redemption price or interest, if any, on any of the notes other than:

(1)    as set forth in Article 2 of the Indenture;

(2)    the subordination provisions of the Indenture; and

(3)    any such restriction prohibiting optional prepayments, optional redemptions or optional purchases of the principal amount, issue price, accrued original issue discount, accrued Additional Interest, redemption price or interest, if any, on any of the notes (whether by way of offset or otherwise).

Limitation on Indebtedness

Hanover will not, and will not permit any of its subsidiaries to, issue, create, assume, guarantee, incur or otherwise become liable for any Indebtedness; provided, however, that Hanover and any of its subsidiaries may issue, create, assume, guarantee, incur or otherwise become liable for Indebtedness if on the date of the issuance, creation, assumption, guarantee or incurrence thereof:

(1)    the Consolidated Leverage Ratio does not exceed 5.6 to 1.0 after giving effect to the incurrence of such Indebtedness (including after giving effect to the repayment of any Indebtedness with the proceeds of such incurred Indebtedness); and

(2)    no Default or Event of Default has occurred or is continuing or would occur as a consequence of incurring the Indebtedness and the application of the proceeds thereof.

The first paragraph of this covenant will not prohibit the incurrence of the following Indebtedness:

(1)    Indebtedness of Hanover owing to and held by any of its wholly-owned subsidiaries or Indebtedness of a subsidiary of Hanover owing to and held by Hanover or any wholly-owned subsidiary of Hanover; provided, however,

(a)    any subsequent issuance or transfer of capital stock or any other event which results in any such Indebtedness being beneficially held by a Person other than Hanover, or a wholly-owned subsidiary of Hanover, and

(b)    any sale or other transfer of any such Indebtedness to a Person other than Hanover, or a wholly-owned subsidiary of Hanover,

shall be deemed, in each case, to constitute an incurrence of such Indebtedness by Hanover or such subsidiary, as the case may be;

(2)    Indebtedness represented by any Refinancing Indebtedness incurred in respect of any Indebtedness (other than Indebtedness described in clauses (1), (4), (5) or (6) of this paragraph) outstanding as of May 14, 2003 or incurred in compliance with this covenant;

(3)    Indebtedness of a subsidiary of Hanover incurred and outstanding on the date on which such subsidiary of Hanover was acquired by Hanover (other than Indebtedness incurred to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such subsidiary of Hanover became a subsidiary of Hanover or was otherwise acquired by Hanover or otherwise in connection with, or in contemplation of, such acquisition); provided, however, that at the time such subsidiary of Hanover is acquired, Hanover would have been able to incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving effect to the incurrence of such Indebtedness pursuant to this clause (3) and after calculating Consolidated EBITDA giving pro forma effect to such acquisition as if such acquisition had occurred on the first day of the applicable twelve month period used in calculating the Consolidated Leverage Ratio;

(4)    Indebtedness under Currency Agreements and Interest Rate Agreements; provided that in the case of Currency Agreements and Interest Rate Agreements, such Currency Agreements and Interest Rate Agreements are entered into for bona fide hedging purposes of Hanover or its subsidiaries (as determined in good faith by Hanover’s Board of Directors or senior management) and substantially correspond in terms of notional amount, duration, currencies and interest rates, as applicable, to Indebtedness of Hanover or its subsidiaries on customary terms entered into in the ordinary course of business and incurred without violation of the terms of the Indenture;

(5)    Indebtedness incurred in respect of workers’ compensation claims, self-insurance obligations, performance, surety and similar bonds and completion guarantees provided by Hanover or a subsidiary of Hanover in the ordinary course of business;

(6)    Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five business days of incurrence; and

(7)    in addition to the items referred to in clauses (1) through (6) of this paragraph, Indebtedness of Hanover and its subsidiaries in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness incurred pursuant to this clause (7) and then outstanding, will not exceed $100.0 million (it being understood that any Indebtedness incurred pursuant to this clause (7) shall cease to be deemed to be incurred or outstanding for purposes of this covenant but shall be deemed incurred for purposes of the first paragraph of this covenant from and after the first date on which Hanover or its subsidiaries could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (7)).

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness incurred pursuant to and in compliance with, this covenant:

(1)    Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness and, in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first or second paragraphs of this covenant, Hanover, in its sole discretion, will classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses; and

(2)    the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of preferred stock will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date will be:

(1)    the accreted value of the Indebtedness in the case of any Indebtedness issued with original issue discount; and

(2)    the principal amount or liquidation preference thereof of any other Indebtedness.

For purposes of determining compliance with this covenant, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency will be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency pursuant to clause (2) of the second paragraph of this covenant, and such refinancing would cause the restriction in this covenant to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such restriction will be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Hanover may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Events of Default; Notice and Waiver

Each of the following will constitute an event of default under the Indenture:

(1)    except in the case of a redemption, default in payment of principal, including issue price and accrued original issue discount and Additional Interest, if any, when due, upon maturity, declaration or otherwise;

(2)    default in the payment of the redemption price on any note for more than five days after the note becomes due and payable upon redemption;

(3)    Hanover’s failure to perform or comply with the covenants and agreements described under the headings “—Covenants—Payment Limitations” and “—Mergers and Sales of Assets by Hanover;”

(4)    Hanover’s failure to comply with the covenant described under the heading “—Covenants—Limitation on Indebtedness” and such failure continues for 30 days after the earlier to occur of:

(a)    a senior financial officer of Hanover obtaining knowledge of such failure to comply, or

(b)    notice of the failure to comply by the trustee to Hanover or notice of the failure to comply by the holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding to Hanover and the trustee;

(5)    Hanover’s failure to comply with any of its other agreements in the notes or the Indenture upon (a) receipt by Hanover of notice of the default by the trustee or (b) receipt by Hanover and the trustee of notice of the default by holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding and Hanover’s failure to cure the default within 90 after receipt by Hanover of such notice;

(6)    Hanover defaults under one or more Senior Debt Agreements pursuant to which:

(a)    Senior Debt in an aggregate principal amount of $100 million or more is outstanding, or

(b)    there are commitments thereunder to provide Senior Debt in an aggregate principal amount of $100 million or more and as a consequence of such default the Indebtedness under such Senior Debt Agreement has become, or has been declared, due and payable before its regularly scheduled dates of payment; or

(7)    certain events of bankruptcy or insolvency.

Subject to the subordination provisions described above under the heading “—Subordination of the Notes”:

(1)    If an Event of Default with respect to certain events of bankruptcy or insolvency involving Hanover has occurred, concurrently with the Indebtedness under the Credit Agreement becoming immediately due and payable, the issue price, accrued original issue discount and any accrued Additional Interest on all the notes shall become and be immediately due and payable without any declaration or other act on the part of the trustee or any Holders.

(2)    If any other Event of Default has occurred and is continuing or if any Event of Default described in clause (1) of this paragraph has occurred and is continuing and the Indebtedness under the Credit Agreement has not become immediately due and payable, the trustee by notice to Hanover, or the Holders of at least 25% in aggregate principal amount of the notes at the time outstanding by notice to Hanover and the trustee, may declare the issue price, accrued original issue discount and any accrued Additional Interest to the date of declaration on all the notes to be immediately due and payable. Upon such a declaration, such issue price, accrued original issue discount and any accrued Additional Interest shall become and be due and payable immediately.

The Holders of a majority in aggregate principal amount of the notes at the time outstanding, by notice to Hanover and the trustee (and without notice to any other Holder), may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default, other than nonpayment of the issue price, accrued original issue discount and any accrued Additional Interest that have become due solely as a result of acceleration, have been cured or waived and if all other amounts due to the trustee and the Holders under the notes and the Indenture have been paid. No such rescission shall affect any subsequent or other Default or Event of Default or impair any consequent right.

Priorities

If the trustee collects any money pursuant to the remedies available to the Holders upon the occurrence of an Event of Default, it shall pay out the money in the following order:

(1)    first, to the trustee for compensation and other amounts due to the trustee in accordance with the Indenture;

(2)    second, to the holders of Senior Debt in accordance with the subordination provisions in the Indenture;

(3)    third, subject to the subordination provisions in the Indenture, to the Holders for amounts due and unpaid on the notes for the principal amount, issue price, accrued original issue discount, accrued Additional Interest, redemption price or interest, if any, ratably, without preference or priority of any kind, according to the amounts due and payable on the notes; and

(4)    fourth, the balance, if any, to Hanover or to such other party as a court of competent jurisdiction shall direct.

Additional Interest

From and after the date an Event of Default occurs and is continuing until all existing Events of Default have been cured or waived, interest (“Event of Default Interest”) in addition to the accrual of original issue discount shall accrue at 2.0% per annum on a principal amount per note equal to (1) the issue price plus (2) the original issue discount plus (3) any Additional Interest, in each case, with respect to (2) and (3), accrued to the date immediately prior to the date of the occurrence of an Event of Default. Such Event of Default Interest shall accrue from the date of the occurrence of an Event of Default on a semiannual bond equivalent basis using a 360-day year composed of twelve 30-day months, and shall automatically cease to accrue once all existing Events of Default have been cured or waived.

From and after the date that the Consolidated Leverage Ratio has exceeded 5.18 to 1.0 as of the end of the two consecutive fiscal quarters most recently then ended (the “Excess Leverage Date”), interest (“Excess Leverage Interest”) in addition to the accrual of original issue discount shall accrue at 3.0% per annum on a principal amount per note equal to (1) the issue price plus (2) the original issue discount plus (3) any Additional Interest, in each case, with respect to (2) and (3), accrued to the date immediately prior to the Excess Leverage Date. Such Excess Leverage Interest shall accrue from the Excess Leverage Date on a semiannual bond equivalent basis using a 360-day year composed of twelve 30-day months, and shall automatically cease to accrue once the Consolidated Leverage Ratio no longer exceeds 5.18 to 1.0. If at any time following the end of a fiscal quarter during which Excess Leverage Interest accrued and the Consolidated Leverage Ratio as of the end of such fiscal quarter is less than or equal to 5.18 to 1.0, Hanover shall deliver promptly, but in any event within five business days of the delivery by Hanover to the trustee of the financial information of Hanover required pursuant to the Indenture, a notice stating that Excess Leverage Interest ceased to accrue as of the end of the immediately preceding fiscal quarter, and the Excess Leverage Interest shall be deemed to have ceased to accrue as of the end of such immediately preceding fiscal quarter.

In the event that Hanover would be required to accrue Event of Default Interest and Excess Leverage Interest, Hanover will accrue only Excess Leverage Interest for as long as it is required. In no event will Hanover concurrently accrue both Event of Default Interest and Excess Leverage Interest.

Notwithstanding the existence of any Event of Default that has not been cured or waived or the Consolidated Leverage Ratio exceeding 5.18 to 1.0, Additional Interest shall cease to accrue on any note when the same becomes due and payable on the earlier to occur of (1) acceleration pursuant to the terms of the Indenture, (ii) the redemption date and (iii) the date of maturity, upon declaration or otherwise.

Modification

Without Consent of the Holders.    Hanover and the trustee may amend the Indenture and the notes without the consent of any Holder:

(1)    to cure any ambiguity or to correct or supplement any provision contained therein or in any supplemental indenture which may be defective or inconsistent with any other provision contained therein or in any supplemental indenture, provided that, in any case, such change shall not materially adversely affect the interests of the Holders;

(2)    to provide for the assumption of Hanover’s obligations to the Holders in case of a merger or consolidation or conveyance, transfer or lease of Hanover’s properties and assets substantially as an entirety;

(3)    to provide for uncertificated notes in addition to or in place of certificated notes so long as such uncertificated notes are in registered form for purposes of the Internal Revenue Code of 1986, as amended;

(4)    to make any change that does not adversely affect the right of any Holder; or

(5)    to make any change to comply with the requirements of the Trust Indenture Act, or any amendment thereto, or to comply with any requirement of the SEC in connection with the qualification, if any, of the Indenture under the Trust Indenture Act;

provided, however, that in the case of a change under paragraph (1) above, Hanover will deliver to the trustee an opinion of counsel stating that the change does not materially adversely affect the interests of the Holders; provided further, however, that in the case of a change under paragraph (4) above, Hanover shall deliver to the trustee an opinion of counsel stating that the change does not adversely affect the right of any Holder.

With Consent of the Holders.    Hanover and the trustee, with the written consent of the Holders of at least a majority in aggregate principal amount of the notes at the time outstanding, may amend the Indenture or the notes; provided, however, the terms of the subordination provisions in the Indenture (and the related definitions) may not be amended or modified without having obtained the prior written consent of the holders of the Senior Debt under and in accordance with the Senior Debt Agreements. However, without the consent of each Holder affected, an amendment or supplement to the Indenture or the notes may not:

(1)    make any change to the principal amount of the notes whose Holders must consent to an amendment;

(2)    make any change to the manner or rate of accrual in connection with original issue discount or interest, if any, reduce the rate of interest referred to in paragraph 1 of the notes or extend the time for payment of original issue discount or interest, if any, on any note;

(3)    reduce the principal amount or the issue price of or extend the stated maturity of any note;

(4)    reduce the redemption price of any note;

(5)    make any note payable in money or securities other than that stated in the note; or

(6)    impair the right of the trustee or the Holders to institute suit for the enforcement of any payment with respect to the notes.

It shall not be necessary for the consent of the Holders under the preceding paragraph to approve the particular form of any proposed amendment, but it shall be sufficient if such consent approves the substance thereof.

Form, Denomination and Registration

The notes are issuable in fully registered form, without coupons. Hanover may not reissue a note that has matured or been converted, redeemed, repurchased by Hanover at the option of a Holder or otherwise canceled, except for the transfer, exchange or replacement of the note.

Global Note; Book-Entry Form.    The notes will be issued in the form of several global notes (collectively, the “global note”). The global note will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., DTC’s nominee. Except as set forth below, the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Purchasers of the notes may hold their interests in the global note directly through DTC if the Holder is a participant in DTC, or indirectly through organizations which are participants in DTC. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Persons who are not participants may beneficially own interests in the global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly. So long as Cede & Co., as the nominee of DTC, is the registered owner of the global note, Cede & Co. for all purposes will be considered the sole Holder of the global note. Except as provided below, owners of beneficial interests in the global note will not be entitled to have certificates registered in their names. These owners will not receive or be entitled to receive physical delivery of certificates in definitive registered form and will not be considered the Holders of the global note.

Payment of principal amount at maturity or the redemption price or the purchase price of the global note will be made to Cede & Co., the nominee for DTC, as the registered owner of the global note.

Payments will be made by wire transfer of immediately available funds on the payment date. Hanover, the trustee and any paying agent will have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note. In addition, Hanover, the trustee and any paying agent will have no responsibility or liability for maintaining, supervising or reviewing any records relating to any beneficial ownership interests.

Hanover has been informed by DTC that, with respect to any payment of principal amount at maturity or the redemption price or the purchase price of the global note, DTC’s practice is to credit participants’ accounts on the payment date. These payments will be in amounts proportionate to the participants’ respective beneficial interests in the principal amount represented by the global note as shown on the records of DTC. DTC will not credit participants’ accounts if DTC has reason to believe that it will not receive payment on the applicable payment date. Payments by participants to owners of beneficial interests in the principal amount represented by the global note held through participants will be the responsibility of the participants. This is currently the case with securities held for the accounts of customers registered in street name.

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge its interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of its interest, may be affected by the lack of physical certificates evidencing its interest.

None of Hanover, the trustee, or any registrar, paying agent or conversion agent under the Indenture, will have any responsibility for the performance by DTC or its participants or indirect participants of their operations. DTC has advised Hanover that it will take any action permitted to be taken by a Holder, including, without limitation, the presentation of notes for exchange as described below, only at the direction of one or more participants to whose account with DTC interests in the global note are credited. In addition, DTC will only take action in respect of the principal amount of the notes represented by the global note as to which a participant or participants has or have given direction.

DTC has advised Hanover as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the Uniform Commercial Code and a clearing agency registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. This practice eliminates the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Some of the participants, or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global note among participants, it is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by Hanover within 90 days, Hanover will cause the notes to be issued in definitive registered form in exchange for the global note.

Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

Redemption notices will be sent to Cede & Co., as nominee of DTC. If less than all of the notes are being redeemed, DTC will reduce the amount of interest of each participant in the notes in accordance with its procedures.

Certificated Notes.    Holders of notes may not request certificated notes and certificated notes will not be issued, except at the option of Hanover or in exchange for notes represented by the global note if no successor depositary is appointed by Hanover as set forth above under “—Global Note; Book-Entry Form.”

Discharge

When Hanover delivers to the trustee all outstanding notes for cancellation or all outstanding notes (a) have become due and payable, (b) will become due and payable at their stated maturity within one year, or (c) are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of Hanover, and Hanover irrevocably deposits with the trustee as trust funds cash sufficient to pay at stated maturity the principal amount and any accrued Additional Interest or to pay at the redemption date the redemption price and any accrued Additional Interest, as the case may be, of all outstanding notes, and if in any case Hanover pays all other sums payable under the Indenture by Hanover and the trustee shall have been irrevocably instructed to apply such money to the payment of such amounts with respect to the notes, then the Indenture will cease to be of further effect.

Taxation of Notes

See the description under “United States Federal Income Tax Considerations” for a discussion of certain tax considerations relevant to a Holder.

Information Concerning the Trustee

Hanover has appointed Wachovia Bank as trustee under the Indenture, and as paying agent, registrar and custodian with regard to the notes.

Governing Law

The Indenture and the notes are governed by the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in this prospectus.

“Additional Interest” means Event of Default Interest and Excess Leverage Interest.

“Affiliate” means as to any Person, any other Person (other than a Subsidiary) which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition,

“control” of a Person means the power, directly or indirectly, either to (a) vote 30% or more of the securities having ordinary voting power for the election of directors of such Person or (b) direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

“Application” means an application, in such form as the Issuing Lender may specify from time to time, requesting the Issuing Lender to open a letter of credit under the Credit Agreement.

“Capital Lease” means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants or options to purchase any of the foregoing.

“Chase” means JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), a New York banking corporation.

“Consolidated Earnings Before Interest and Taxes” means for any period, with respect to any Person, the sum of:

(1)    Consolidated Net Income for such period;

(2)    all amounts attributable to provision for taxes measured by income (to the extent that such amounts have been deducted in determining Consolidated Net Income for such period); and

(3)    Consolidated Interest Expense for such period (to the extent that such amounts have been deducted in determining Consolidated Net Income for such period).

“Consolidated EBITDA” means for any period, with respect to any Person, the sum of, without duplication:

(1)    Consolidated Earnings Before Interest and Taxes for such Person for such period, plus

(2)    all amounts attributable to depreciation and amortization, determined in accordance with GAAP (to the extent such amounts have been deducted in determining Consolidated Earnings Before Interest and Taxes for such period), plus

(3)    all amounts classified as extraordinary charges for such period (to the extent such amounts have been deducted in determining Consolidated Earnings Before Interest and Taxes for such period), plus

(4)    cash dividends received by Hanover or any Restricted Subsidiary from any Joint Venture or from any Unrestricted Subsidiary or Unqualified Subsidiary that has any Non-Recourse Indebtedness outstanding (to the extent such amounts have been deducted in determining Consolidated Earnings Before Interest and Taxes for such period), plus

(5)    any non-recurring non-cash expenses or losses (including, non-cash currency charges) (to the extent such amounts have been deducted in determining Consolidated Earnings Before Interest and Taxes for such period), and minus:

(1)    any increase in Consolidated Earnings Before Interest and Taxes to the extent that such increase is a result of the actions underlying the charges referred to in clause (5) above subsequent to the fiscal quarter in which the relevant non-cash expenses or losses were reflected as a charge in the statement of Consolidated Earnings Before Interest and Taxes, all as determined on a consolidated basis, and

(2)    all amounts classified as extraordinary income for such period (to the extent such amounts have been included in determining Consolidated Earnings Before Interest and Taxes for such period);

provided that, if during such period such Person shall have made a Material Acquisition, Consolidated EBITDA for such period shall be calculated after giving pro forma effect to such Material Acquisition as if such Material Acquisition had occurred on the first day of such period; provided further that, the foregoing proviso shall have effect only if the trustee has been furnished with unaudited, or, if available, audited, consolidated financial statements of the acquired property for such period, such financial statements to include the balance sheet and statements of income and cash flows reflecting the historical performance of the acquired property for such period to the extent applicable. As used in this definition, “Material Acquisition” means any acquisition of property or series of related acquisitions of property that (a) constitutes assets or constitutes all or substantially all of the equity interests of a Person and (b) involves the payment of consideration of at least $15 million. In calculating Consolidated EBITDA, the financial performance of Joint Ventures, Unrestricted Subsidiaries and Unqualified Subsidiaries that have any Non-Recourse Indebtedness outstanding shall be disregarded except as provided in clause (4) above.

“Consolidated Indebtedness” means at a particular date, as to any Person, the sum of (without duplication):

(1)    all Debt of such Person and its Subsidiaries determined on a consolidated basis in accordance with GAAP, excluding

(a)    Debt in respect of Financing Leases,

(b)    the notes issued under the Indenture, and

(c)    Non-Recourse Indebtedness and the Tranche B Balance Sheet Loans; plus

(2)   (a)    Guarantee Obligations of Hanover and its Subsidiaries in respect of Debt (other than in respect of the Tranche B Balance Sheet Loans),

(b)    the Equipment Lease Tranche A Loans,

(c)    the Tranche A Portion of the 2001A Equipment Lease Transaction, and

(d)    the Tranche A Portion of the 2001B Equipment Lease Transaction.

“Consolidated Interest Expense” means for any period, with respect to any Person, the amount which, in conformity with GAAP, would be set forth opposite the caption “interest expense” or any like caption (including, without limitation, imputed interest included in Financing Lease payments) on a consolidated income statement of such Person and its Subsidiaries for such period, plus, to the extent not so included, payments by such Person and its Subsidiaries under the Equipment Leases attributable to:

(1)    interest payments under the Equipment Lease Tranche A Loans and Equipment Lease Tranche B Loans; and

(2)    the yield to the Investors in connection with the Equipment Lease Transactions.

“Consolidated Leverage Ratio” means, as used for purposes of the covenant described under “Covenants—Limitation on Indebtedness,” the ratio of Consolidated Indebtedness of Hanover to Consolidated EBITDA of Hanover for the four consecutive fiscal quarters most recently then ended for which financial statements have been published (provided, however, that financial statements will be deemed to have been published with respect to the first three fiscal quarters of a fiscal year on the 45th day following such fiscal quarter and with respect to the last fiscal quarter of a fiscal year on the 90th day following such fiscal year, whether published or not) and, as used elsewhere in the Indenture, the ratio of Consolidated Indebtedness of Hanover to Consolidated EBITDA of Hanover for the four consecutive fiscal quarters most recently ended; provided that for purposes of calculating the numerator of the foregoing ratio in each instance, Consolidated Indebtedness of Hanover shall exclude seventy percent (70%) of the Debt in respect of the TIDES Debentures.

“Consolidated Net Income” means for any period as to any Person, the consolidated net income (or loss) of such Person and its Subsidiaries, determined on a consolidated basis in accordance with GAAP, provided that for purposes of determining Consolidated Net Income, payments under Equipment Leases attributable to (1) Equipment Lease Tranche A Loans and Equipment Lease Tranche B Loans and (2) the yield to the Investors in connection with the Equipment Lease Transactions shall be considered interest expense.

“Credit Agreement” means that certain Credit Agreement, dated as of December 15, 1997, as amended and restated through December 3, 2001, as further amended from time to time through May 14, 2003, among Hanover, certain of its Subsidiaries named therein from time to time, the lenders named therein and JPMorgan Chase Bank, as administrative agent, together with any Guaranties thereof by Hanover or its Subsidiaries, in each case, as amended, restated, supplemented, waived, replaced (whether or not upon termination and whether with the original lenders or otherwise), restructured, refinanced, increased or otherwise modified from time to time.

“Credit Agreement Default” means any of the events specified as “Events of Default” under the Credit Agreement, whether or not any requirement for the giving of notice, the lapse of time, or both, or any other condition, has been satisfied.

“Credit Agreement Event of Default” means any of the events specified as “Events of Default” under the Credit Agreement, provided that any requirement for the giving of notice, the lapse of time, or both, or any other condition, has been satisfied.

“Currency Agreements” shall mean in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement as to which such Person is a party or a beneficiary.

“Debt” of any Person at any date means,

(1)    all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services (other than current liabilities incurred in the ordinary course of business and payable in accordance with customary trade practices) or which is evidenced by a note, bond, debenture or similar instrument;

(2)    all obligations of such Person under Financing Leases;

(3)    all obligations of such Person in respect of acceptances issued or created for the account of such Person; and

(4)    all liabilities secured by any Lien (other than any Permitted Lien) on any property owned by such Person even though it has not assumed or otherwise become liable for the payment thereof, provided that all obligations of such Person with respect to Equipment Lease Tranche A Loans shall be considered Debt of such Person.

For purposes of clarification, the obligations with respect to the Equipment Leases shall not be deemed to constitute Debt under the preceding clause (4) solely by virtue of the grant by HCC thereunder of a Lien on its interest in the Equipment subject to such Equipment Lease to secure HCC’s and the Guarantor’s obligations in connection therewith.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Equipment Lease Credit Agreements” means:

(1)    the Credit Agreement dated as of June 15, 1999 (as amended, supplemented or otherwise modified from time to time), among Hanover Equipment Trust 1999A, as borrower, the several lenders from time to time parties thereto, the managing agents thereto and Chase, as agent;

(2)    the Credit Agreement dated as of March 13, 2000 (as amended, supplemented or otherwise modified from time to time), among Hanover Equipment Trust 2000A, as borrower, the several lenders from time to time parties thereto, Industrial Bank of Japan, LTD., as syndication agent, The Bank of Nova Scotia, as documentation agent and Chase, as agent;

(3)    the Credit Agreement dated as of October 27, 2000 (as amended, supplemented or otherwise modified from time to time), among Hanover Equipment Trust 2000B, as borrower, the several lenders from time to time parties thereto, National Westminster Bank PLC, as managing agent, Citibank, N.A., Credit Suisse First Boston and The Industrial Bank of Japan, Ltd., as co-agents and Chase, as agent;

(4)    the 2001A Equipment Lease Securities;

(5)    the 2001B Equipment Lease Securities;

(6)    the 2001A Participation Agreement;

(7)    the 2001B Participation Agreement; and

(8)    any credit agreement, in connection with and dated as of the date of an Additional Participation Agreement (as amended, supplemented or otherwise modified from time to time), among a Delaware business trust, as borrower, the several lenders from time to time parties thereto.

“Equipment Lease Participation Agreements” means

(1)    the Participation Agreement dated June 15, 1999 (as amended, supplemented or otherwise modified from time to time), among HCC, Hanover Equipment Trust 1999A, Societe Generale Financial Corporation and FBTC Leasing Corp., as investors, the managing agents thereto, Chase, as agent, and the lenders parties thereto;

(2)    the Participation Agreement dated March 13, 2000 (as amended, supplemented or otherwise modified from time to time), among HCC, Hanover Equipment Trust 2000A, First Union National Bank and Scotiabanc Inc., as investors, Industrial Bank of Japan, LTD., as syndication agent, The Bank of Nova Scotia, as documentation agent, Chase, as agent, and the lenders parties thereto;

(3)    the Participation Agreement dated as of October 27, 2000 (as amended, supplemented or otherwise modified from time to time, the “2000B Participation Agreement”), among HCC, Hanover Equipment Trust 2000B, Bank Hapoalim B.M. and FBTC Leasing Corp., as investors, Chase, as agent, and the lenders parties thereto;

(4)    the Participation Agreement dated as of August 31, 2001 (as amended, supplemented or otherwise modified from time to time, the “2001A Participation Agreement”), among HCC, Hanover Equipment Trust 2001A, General Electric Capital Corporation as investor, Chase, as agent, and the lenders parties thereto;

(5)    the Participation Agreement dated as of August 31, 2001 (as amended, supplemented or otherwise modified from time to time, the “2001B Participation Agreement”), among HCC, Hanover Equipment Trust 2001B, General Electric Capital Corporation as investor, Chase, as agent, and the lenders parties thereto; and

(6)    any additional participation agreements that may be entered into, upon notice to Chase, as agent, by and among HCC, a Delaware business trust, an investor or investors, one or more agents and the Lenders parties thereto (as amended, supplemented or otherwise modified from time to time, the “Additional Participation Agreement”); provided that, any Additional Participation Agreements shall be considered Equipment Lease Participation Agreements only so long as:

(a)    such Participation Agreement and any Additional Participation Agreements provide for transactions reasonably similar to those provided for in the Participation Agreement described in (1)-(3) above and

(b)    the aggregate value of (A) the equipment leased under any Additional Participation Agreement and (B) any natural gas compressors leased by Hanover or HCC as lessee under any other leases (“Equipment True Leases”) other than the Equipment Leases, does not exceed $300,000,000.

“Equipment Lease Tranche A Loans” means the collective reference to:

(1)    for the 1999 Synthetic Lease, the 2000A Synthetic Lease and the 2000B Synthetic Lease, the loans to be made pursuant to each Equipment Lease Credit Agreement and identified as the “Tranche A Loans” in Schedule 1.1 of each of the Equipment Lease Credit Agreements;

(2)    for the 2001A Synthetic Lease, the Tranche A Portion of the 2001A Equipment Lease Transaction;

(3)    for the 2001B Synthetic Lease, the Tranche A Portion of the 2001B Equipment Lease Transaction; and

(4)    for any Additional Lease, either

(a)    the loans to be made pursuant to such Equipment Lease Credit Agreement and identified as the “Tranche A Loans” in Schedule 1.1 of such Equipment Lease Credit Agreement or

(b)    the “Tranche A Portion” of such Equipment Lease Transaction.

“Equipment Lease Tranche B Loans” means the collective reference to:

(1)    for the 1999 Synthetic Lease, the 2000A Synthetic Lease and the 2000B Synthetic Lease, the loans to be made pursuant to each Equipment Lease Credit Agreement and identified as the “Tranche B Loans” in Schedule 1.1 of each of the Equipment Lease Credit Agreements;

(2)    for the 2001A Synthetic Lease, the Tranche B portion of the 2001A Equipment Lease Securities;

(3)    for the 2001B Synthetic Lease, the Tranche B portion of the 2001B Equipment Lease Securities; and

(4)    for any Additional Lease, either

(a)    the loans to be made pursuant to such Equipment Lease Credit Agreement and identified as the “Tranche B Loans” in Schedule 1.1 of such Equipment Lease Credit Agreement or

(b)    the “Tranche B Portion” of such Equipment Lease Transaction.

“Equipment Lease Transactions” means the transactions whereby HCC leases natural gas compressors from the Lessors as described in each of the Equipment Lease Participation Agreements and any Operative Document (as defined in such Equipment Lease Participation Agreements).

“Equipment Leases” means:

(1)    the Lease dated as of June 15, 1999 (as amended, supplemented or otherwise modified from time to time), between Hanover Equipment Trust 1999A, as lessor, and HCC, as lessee (the “1999 Synthetic Lease”);

(2)    the Lease dated as of March 13, 2000 (as amended, supplemented or otherwise modified from time to time), between Hanover Equipment Trust 2000A, as lessor, and HCC, as lessee (the “2000A Synthetic Lease”);

(3)    the Lease dated as of October 27, 2000 (as amended, supplemented or otherwise modified from time to time), between Hanover Equipment Trust 2000B, as lessor, and HCC, as lessee (the “2000B Synthetic Lease”);

(4)    the Lease dated as of August 31, 2001 (as amended, supplemented or otherwise modified from time to time), between Hanover Equipment Trust 2001A, as lessor, and HCC, as lessee (the “2001A Synthetic Lease”);

(5)    the Lease dated as of August 31, 2001 (as amended, supplemented or otherwise modified from time to time), between Hanover Equipment Trust 2001B, as lessor, and HCC, as lessee (the “2001B Synthetic Lease”); and

(6)    any lease in connection with and dated as of the date of any Additional Participation Agreement (as amended, supplemented or otherwise modified from time to time), between a Delaware business trust, as lessor, and HCC, as lessee (the “Additional Lease”).

“Event of Default” means each of the events specified as an “Event of Default” under the Indenture.

“Financing Lease” means any lease of property, real or personal, the obligations of the lessee in respect of which are required in accordance with GAAP to be capitalized on a balance sheet of the lessee, but excluding all obligations with respect to any Equipment Leases.

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States of America.

“Guarantee and Collateral Agreement” means the Guarantee and Collateral Agreement executed and delivered by Hanover and each Subsidiary Guarantor in connection with the execution and delivery of the Credit Agreement, as amended pursuant to Section 18 of the Amendment dated as of January 31, 2003 to the Credit Agreement.

“Guarantee Obligation” means as to any Person (the “guaranteeing person”), any obligation of the guaranteeing person or another Person (including without limitation, any bank under any letter of credit) to induce the creation of which the guaranteeing person has issued a reimbursement, counter indemnity or similar obligation, in either case guaranteeing or in effect guaranteeing any Debt, leases, dividends or other obligations (the “primary obligations”) of any other third Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of the guaranteeing Person, whether or not contingent:

(1)    to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2)    to advance or supply funds

(a)    for the purchase or payment of any such primary obligation or

(b)    to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor;

(3)    to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation; or

(4)    otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof;

provided, however, that the term Guarantee Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee Obligation of any guaranteeing person shall be deemed to be the lower of:

(1)    an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee Obligation is made; and

(2)    the maximum amount for which such guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guarantee Obligation,

unless such primary obligation and the maximum amount for which such guaranteeing person may be liable are not stated or determinable, in which case the amount of such Guarantee Obligation shall be such guaranteeing person’s maximum reasonably anticipated liability in respect thereof as determined by Hanover, as the case may be, in good faith.

“Guarantees” means collectively, the Subsidiaries’ Guarantee, the Hanover Guarantee and any other guarantees of the Loans and the other obligations of HCC under the Credit Agreement.

“Guarantor” means a Guarantor under any of the Synthetic Guarantees or the Credit Agreement.

“Guaranty” means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any Indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including, without limitation, obligations incurred through an agreement, contingent or otherwise, by such Person:

(1)    to purchase such Indebtedness or obligation or any property constituting security therefor;

(2)    to advance or supply funds (a) for the purchase or payment of such Indebtedness or obligation, or (b) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such Indebtedness or obligation;

(3)    to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such Indebtedness or obligation of the ability of any other Person to make payment of the Indebtedness or obligation; or

(4)    otherwise to assure the owner of such Indebtedness or obligation against loss in respect thereof.

In any computation of the Indebtedness or other liabilities of the obligor under any Guaranty, the Indebtedness or other obligations that are the subject of such Guaranty shall be assumed to be direct obligations of such obligor.

“Hanover Guarantee” means the Hanover Guarantee made by Hanover in connection with the execution of the Credit Agreement in favor of Chase, as agent for the lenders under the Credit Agreement, for the benefits of the lenders, as amended, supplemented or otherwise modified from time to time.

“HCC” means Hanover Compression Limited Partnership (formerly known as Hanover Compression Inc.).

“Holder” means a Person in whose name the notes are registered on the registrar’s books.

“Indebtedness” with respect to any Person means, at any time, without duplication,

(1)    its liabilities for borrowed money and its redemption obligations in respect of mandatorily redeemable preferred stock;

(2)    its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

(3)    all liabilities appearing on its balance sheet in accordance with GAAP in respect of Capital Leases;

(4)    all liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities);

(5)    all its liabilities in respect of letters of credit or instruments serving a similar function issued or accepted for its account by banks and other financial institutions (whether or not representing obligations for borrowed money);

(6)    swaps of such Person;

(7)    the principal or lease balance outstanding under Synthetic Leases; and

(8)    any Guaranty of such Person with respect to liabilities of a type described in any of clauses (1) through (7) hereof.

Indebtedness of any Person shall include all obligations of such Person of the character described in clauses (1) through (8) to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under GAAP.

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Investments” means any advance, loan, extension of credit or capital contribution to, or purchase of any stock, bonds, notes, debentures or other securities of or any assets constituting a business unit of, or any other investment in any Person.

“Investors” means the parties that hold the beneficial interest in the respective Lessors.

“Issuing Lender” means Chase or any other lender (with such lender’s consent), in its capacity as issuer of any letter of credit under the Credit Agreement

“Joint Venture” means any Person in which Hanover or one or more Subsidiaries own equity interests representing 1% or more but 50% or less of the aggregate equity interests of such Person.

“Lessors” means the lessors under the Equipment Leases.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement, any Financing Lease having substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction in respect of any of the foregoing).

“Loan” means any loan made by any lender pursuant to the Credit Agreement.

“Loan Documents” means the Credit Agreement, the Security Documents, the Applications and the Guarantees and any amendment, waiver, supplement or other modification to any of the foregoing.

“Non-Recourse Indebtedness” means:

(1)    Debt of Unrestricted Subsidiaries or Unqualified Subsidiaries

(a)    as to which neither Hanover nor any of its Qualified Subsidiaries provides any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Debt), or is directly or indirectly liable (as guarantor or otherwise) and

(b)    the explicit terms of which provide that there is no recourse against any of the assets of Hanover or its Qualified Subsidiaries (other than the Capital Stock of an Unqualified Subsidiary) or that recourse is limited to assets which do not include the assets of Hanover or its Qualified Subsidiaries (other than the Capital Stock of an Unqualified Subsidiary); or

(2)    Debt of Unrestricted Subsidiaries or Unqualified Subsidiaries incurred solely to finance the acquisition or construction of specific property that is acquired after June 21, 2002 provided that payment of such Debt is expressly stated to be recourse solely to such specified property and the proceeds thereof and such Debt is incurred contemporaneously with the acquisition or construction of such property.

“Obligations” means the unpaid principal of and interest on (including interest accruing after the maturity of the Loans and Reimbursement Obligations and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to HCC, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) the Loans and all other obligations and liabilities of HCC to Chase, as agent for the lenders under the Credit Agreement, or to any lender under the Credit Agreement, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the Credit Agreement, any other Loan Document, the letters of credit under the Credit Agreement or any other document made, delivered or given in connection therewith, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses (including all fees, charges and disbursements of counsel to Chase, as agent for the lenders under the Credit Agreement, or to any lender under the Credit Agreement that are required to be paid by the borrower thereunder pursuant thereto) or otherwise.

“Permitted Lien” means any of the following types of Liens:

(1)    Liens for taxes not yet due or which are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of Hanover or any Subsidiary of Hanover, as the case may be, in conformity with GAAP;

(2)    carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business which are not overdue for a period of more than 60 days or which are being contested in good faith by appropriate proceedings;

(3)    pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self insurance arrangements;

(4)    deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(5)    easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business which, in the aggregate, are not substantial in amount and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of Hanover or any of its Subsidiaries;

(6)    leases or subleases granted to third Persons not interfering in any material respect with the business of Hanover or any of its Subsidiaries;

(7)    Liens arising from Uniform Commercial Code financing statements regarding leases permitted by the Credit Agreement or the Equipment Leases;

  (8)    any interest or title of a lessor or sublessor under any lease permitted by the Credit Agreement or the Equipment Leases;

  (9)    Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods so long as such Liens attach only to the imported goods; or

(10)    Liens arising out of consignment or similar arrangements for the sale of goods entered into by Hanover or any of its Subsidiaries in the ordinary course of business.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, or government or any agency or political subdivision thereof.

“Qualified Subsidiary” means each Subsidiary of Hanover organized under a jurisdiction of the United States and having assets located primarily in the United States.

“Refinancing Indebtedness” means Indebtedness that is incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “Refinance,” “Refinances” and “Refinanced” shall have a correlative meaning) any Indebtedness existing on May 14, 2003 or incurred in compliance with the covenant described under the heading “Covenants—Limitation on Indebtedness” (including Indebtedness of Hanover that refinances Indebtedness of any subsidiary of Hanover and Indebtedness of any subsidiary of Hanover that refinances Indebtedness of Hanover or another subsidiary of Hanover) including Indebtedness that refinances Refinancing Indebtedness, provided, however, that such Refinancing Indebtedness is incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of Indebtedness being refinanced (plus, without duplication, any additional Indebtedness incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and fees incurred in connection therewith).

“Reimbursement Obligation” means the obligation of HCC to reimburse the Issuing Lender pursuant to subsection 4.5(a) of the Credit Agreement for amounts drawn under letters of credit under the Credit Agreement.

“Reorganization Securities” means (a) debt securities that are issued pursuant to a bankruptcy, insolvency or similar proceeding (1) as long as the rights of the holders of any Senior Debt outstanding at the time of issuance thereof or any debt securities issued in exchange for such Senior Debt in such proceeding are not impaired or materially altered and (2) the payment of which is subordinate and junior at least to the extent provided in the subordination provisions of the Indenture to the payment of all Senior Debt outstanding at the time of the issuance thereof and to the payment of all debt securities issued in exchange for such Senior Debt in such proceeding (whether such subordination is effected by the terms of such securities, an order or decree issued in such proceeding, by agreement of the Holders or otherwise) or (b) equity securities that are issued pursuant to a bankruptcy, insolvency or similar proceeding; provided, in either case, that (x) such securities are authorized by an order or decree made by a court of competent jurisdiction in such proceeding (which order or decree states that the authorization of such securities is intended to give effect to the subordination of the principal amount, issue price, accrued original issue discount, accrued Additional Interest, redemption price, interest and any other subordinated obligations under the Indenture or the notes, if any, pursuant to the subordination provisions of the Indenture) and (y) the notes and such securities are not treated as the same class of securities as any Senior Debt outstanding at the time of the issuance thereof or any securities issued in exchange for such Senior Debt in such proceeding.

“Security Documents” means the collective reference to:

(1)    the Guarantee and Collateral Agreement; and

(2)    other security documents delivered after the date of the Credit Agreement to Chase, as agent for the lenders under the Credit Agreement, or any collateral agent therefor, granting a Lien on any property of any Person to secure the obligations and liabilities of Hanover or any of its Subsidiaries under any Loan Document.

“Senior Debt” means all payment obligations (whether now outstanding or hereafter incurred) of Hanover in respect of

(1)    Indebtedness of Hanover other than (a) the notes, (b) any Indebtedness that by its terms is expressly subordinated to the notes, and (c) any Indebtedness (A) incurred by Hanover that represents all or a portion of the consideration for the acquisition of all or a portion of the capital stock or assets of any Person and (B) which is owing to the Person that sold or otherwise transferred such capital stock or assets or to an affiliate of such Person;

(2)    interest (including default interest) and premium on the outstanding Indebtedness referred to in clause (1) above;

(3)    the fees and commissions (including commitment, agency and letter of credit fees and commissions) payable pursuant to the Senior Debt Agreements;

(4)    all other payment obligations (including costs, expenses, penalties, indemnifications, damages, liabilities or otherwise of Hanover) owing under or arising pursuant to the Senior Debt Agreements not of the type described in clauses (1) through (3) above; and

(5)    post-petition interest on the Indebtedness referred to in clauses (1) through (4) above accruing subsequent to the commencement of a proceeding under the bankruptcy law (whether or not such interest is allowed as a claim in such proceeding).

Senior Debt shall, in all cases, include (a) all payment obligations of Hanover under the Credit Agreement and (b) all payment obligations of Hanover under the Synthetic Leases and the Synthetic Lease Guarantees. Senior Debt shall not, however, include trade accounts payable, tax claims or assessments.

“Senior Debt Agreement” means each instrument or agreement evidencing or governing the Indebtedness referred to in clause (1) of the definition of Senior Debt.

“Senior Debt Default” means any default or event of default by Hanover or its subsidiaries under any Senior Debt Agreement.

“Subsidiaries’ Guarantee” means the Subsidiaries’ Guarantee made by certain Subsidiaries of Hanover in favor of Chase, as agent for the lenders under the Credit Agreement, for the benefit of the lenders under the Credit Agreement, as amended, supplemented or otherwise modified from time to time.

“Subsidiary” means as to any Person, a corporation, partnership or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise qualified:

(1)    all references to a “Subsidiary” or to “Subsidiaries” in this prospectus shall refer to a Subsidiary or Subsidiaries of Hanover; and

(2)    all references to a “Subsidiary” or to “Subsidiaries” in this prospectus shall exclude Unrestricted Subsidiaries unless Unrestricted Subsidiaries are expressly included.

“Subsidiary Guarantor” means each Subsidiary which is a party to a Guarantee.

“Synthetic Guarantee” means any of the 2001A Guarantee, the 2001B Guarantee, the 2000A Guarantee, the 2000B Guarantee and the 1999 Guarantee.

“Synthetic Lease” means any synthetic lease, tax retention operating lease, off-balance sheet loan or similar off-balance sheet financing product, where such transaction is considered debt for borrowed money for tax purposes but is classified as an operating lease in accordance with GAAP. Any synthetic lease, tax retention operating lease, off-balance sheet loan or similar off-balance sheet financing product in effect as of May 14, 2003 shall continue to be treated as a Synthetic Lease for purposes of the Indenture, regardless of any change in GAAP.

“Synthetic Lease Guaranties” means Guaranties by Hanover of the obligations of one or more of its Subsidiaries under Synthetic Leases and the related financing agreements (including credit agreements and debt instruments) as such Guaranties may be amended, restated, supplemented, waived, replaced (whether or not upon termination and whether with the original lenders or otherwise), restructured, refinanced, increased or otherwise modified from time to time.

“TIDES Debentures” means the unsecured debentures junior and subordinate in right of payment to all the obligations and liabilities of Hanover issued pursuant to the Indenture, dated as of December 15, 1999, between Hanover and Wilmington Trust Company, as trustee thereunder.

“Tranche A Portion of the 2001A Equipment Lease Transaction” shall mean the product of:

(1)    75.01%; and

(2)    the aggregate outstanding principal amount of the 2001A Equipment Lease Securities.

“Tranche A Portion of the 2001B Equipment Lease Transaction” shall mean the product of:

(1)    67.90%; and

(2)    the aggregate outstanding principal amount of the 2001B Equipment Lease Securities.

“Tranche B Balance Sheet Loans” means any Obligations of Hanover and its Subsidiaries under the Equipment Lease Tranche B Loans or the Investor Contributions (as defined in each of the Equipment Lease Participation Agreements) that are required to be reflected as Debt on the consolidated balance sheet of Hanover.

“2001A Equipment Lease Securities” is as defined in the definition of “2001A Equipment Lease Transaction”.

“2001B Equipment Lease Securities” is as defined in the definition of “2001B Equipment Lease Transaction”.

“2001A Equipment Lease Transaction” means the synthetic off-balance sheet lease financing consummated on August 31, 2001 pursuant to the 2001A Participation Agreement.

“2001B Equipment Lease Transaction” means the synthetic off-balance sheet lease financing consummated on August 31, 2001 pursuant to the 2001B Participation Agreement.

“Unqualified Subsidiary” means any Subsidiary of Hanover other than Qualified Subsidiaries.

“Unrestricted Subsidiary” means:

(1)    any Subsidiary of HCC that exists on July 27, 2001 and is so designated as an Unrestricted Subsidiary by HCC in writing to Chase, as agent for the lenders under the Credit Agreement;

(2)    any Subsidiary of HCC that at the time of determination shall be an Unrestricted Subsidiary (as designated by the Board of Directors of HCC, as provided below); and

(3)    any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary of HCC (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary if all of the following conditions apply and continue to apply following such designation:

(1)    neither HCC nor any of its Subsidiaries (other than another Unrestricted Subsidiary) provides credit support for Debt or other obligations of such Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Debt or obligations) except as permitted by subsection 8.10 of the Credit Agreement, which imposes limitations on the ability of Hanover and its Subsidiaries to make certain Investments; and

(2)    any Investment by HCC or the Restricted Subsidiaries in such Unrestricted Subsidiary made as a result of designating such subsidiary an Unrestricted Subsidiary shall not violate the provisions described under subsection 8.10 of the Credit Agreement and such Unrestricted Subsidiary is not party to any agreement, contract, arrangement or understanding at such time with HCC or any other Subsidiary (other than another Unrestricted Subsidiary) of HCC unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to HCC or such other Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of HCC or, in the event such condition is not satisfied, the value of such agreement, contract, arrangement or understanding to such Unrestricted Subsidiary shall be deemed an Investment.

Any such designation by the Board of Directors shall be evidenced to Chase, as agent for the lenders under the Credit Agreement, by filing with Chase a resolution of the Board of Directors of HCC giving effect to such designation and an officer’s certificate certifying that such designation complies with the foregoing conditions and any Investment by HCC in such Unrestricted Subsidiary shall be deemed the making of an Investment on the date of designation in an amount equal to the greater of:

(1)    the net book value of such Investment; or

(2)    the fair market value of such Investment as determined in good faith by the Board of Directors (and evidenced by a resolution of the Board of Directors).

The Board of Directors may designate any Unrestricted Subsidiary as a Subsidiary; provided

(1)    that, if such Unrestricted Subsidiary has any Debt, immediately after giving effect to such designation, no Credit Agreement Default or Credit Agreement Event of Default would result; and

(2)    that all Debt of such Subsidiary shall be deemed to be incurred on the date such Unrestricted Subsidiary becomes a Subsidiary.

Unrestricted Subsidiaries shall be deemed to be Affiliates of Hanover, HCC and their Subsidiaries. Any Subsidiary of an Unrestricted Subsidiary shall also be deemed to be an Unrestricted Subsidiary. Any Subsidiary of Hanover that is not an Unrestricted Subsidiary shall be a “Restricted Subsidiary”.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

This is a summary of certain United States federal income tax consequences relevant to the holders of the notes. This summary is based upon laws, regulations, rulings, and decisions now in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations. The discussion below deals only with the notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, dealers in securities or currencies, tax-exempt entities, persons holding the notes in a tax deferred or tax-advantaged account, persons who are former citizens or long-term residents of the United States subject to taxation as expatriates, or persons holding the notes as a hedge against currency risks, as a position in a “straddle,” or as part of a “hedging,” “constructive sale,” or “conversion” transaction for tax purposes. Furthermore, in general, this discussion does not address the tax consequences applicable to holders of the notes that are taxed as partnerships or other pass-through entities for United States federal income tax purposes. We do not address all of the tax consequences that may be relevant to a U.S. Holder (as defined below). In particular, we do not address:

•	the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of the notes;

•	the United States federal estate (except as described below), gift or alternative minimum tax consequences of the purchase, ownership, or disposition of the notes;

•	the consequences to persons who hold the notes whose functional currency is not the United States dollar;

•	any state, local, or foreign tax consequences of the purchase, ownership, or disposition of the notes.

Accordingly, you should consult your own tax advisor regarding the tax consequences of purchasing, owning, and disposing of the notes in light of your own tax circumstances.

A U.S. Holder is a beneficial owner of the notes who or which is:

•	a citizen or individual resident of the United States;

•	a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate if its income is subject to United States federal income taxation regardless of its source; or

•	a trust if (1) a United States court can exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (2) it has a valid election in place under applicable United States Treasury regulations to be treated as a United States person.

A Non-U.S. Holder is a holder of the notes other than a U.S. Holder.

No rulings have been sought or are expected to be sought from the Internal Revenue Service (the “IRS”) with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF THE NOTES IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER UNITED STATES FEDERAL, STATE, LOCAL, OR FOREIGN LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

U.S. Holders

The following discussion applies to you if you are a U.S. Holder of the notes for United States federal income tax purposes.

Original Issue Discount.    The notes were originally issued by us at discount from the amount payable at maturity (i.e., the stated redemption price at maturity). For United States federal income tax purposes, the difference between the issue price of the notes and their stated redemption price at maturity constitutes original issue discount that must be included in income over the life of the notes. Because the notes were originally issued by us for non-publicly traded property, their issue price is determined under section 1274 of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder. Under these regulations, a note issued for non-publicly traded property that provides for “adequate stated interest” will have an issue price equal to the note’s stated principal amount. Adequate stated interest is stated interest in excess of the applicable “test rate” under the regulations (3.15% in the case of the notes). The stated principal amount, in turn, is defined as the sum of all payments under the note excluding any stated interest. Alternatively, if such a note does not provide for adequate stated interest, the note will be treated as having an issue price equal to the present value of all noncontingent payments under the debt instrument determined using a discount rate equal to the applicable test rate.

The notes provide for an accreting yield at a rate of 11% (compounded semi-annually) based on a stated issue price of $173,378,423. We believe that because this rate is in excess of the applicable test rate, the notes were issued with adequate stated interest and, accordingly, will be treated as having an issue price equal to $173,378,423 and a stated redemption price at maturity of $262,621,810. Under this approach, the aggregate original issue discount attributable to the notes is $89,243,387, and we expect to issue yearly Forms 1099 based on this approach. It is possible, however, that the notes could be treated as issued without adequate stated interest, in which case the issue price of the notes would likely be treated as being substantially higher and the amount of original issue discount attributable to the notes would be substantially less. As a result, a holder would be treated as owning notes with less original issue discount and more “market discount”. See “—U.S. Holders—Market Discount and Acquisition Premium.”

You will be required to include original issue discount in income as it accrues in accordance with a constant yield method, before receipt of the cash or other payment attributable to such income regardless of your regular method of accounting for United States federal income tax purposes. Under these rules, you will be required to include in gross income increasingly greater amounts of original issue discount in each successive accrual period. Any amount included in income as original issue discount will increase your basis in the note. We will be required to furnish annually to the IRS and to certain noncorporate holders information regarding the amount of the original issue discount attributable to the year. For this purpose, we will use a six-month accrual period which ends on the day in each calendar year corresponding to the maturity date of the notes or the date six months before such maturity date. If you dispose of a note during an accrual period you will be required to include in income the accrual of original interest discount for the portion of the period during which you owned the note.

Additional Interest.    Upon the occurrence of certain specified events, the notes will accrue Additional Interest. See “Description of Notes—Additional Interest.” We believe that at the time the notes were issued, the contingencies that result in the accrual of Additional Interest were “remote” contingencies under applicable regulations issued under section 1275 of the Code relating to debt instruments that provide for contingent payments. If one of the contingencies occurs, the stated redemption price at maturity of the notes will be increased to reflect the Additional Interest that is required to be paid at maturity. Original issue discount will then be increased for the remaining term of the notes to reflect the accrual on a constant yield method of the remaining original issue discount that existed prior to the occurrence of the contingency and the resulting Additional Interest. Holders of notes should consult their tax advisors regarding additional tax considerations relating to the occurrence of such a contingency, including the possible application of rules that would accelerate income relating to additional amounts of Additional Interest that might become payable thereafter.

While our treatment of the contingencies as remote will be binding on us and on holders of the notes, it is not binding on the IRS. No assurance can be given that the IRS will not challenge our determination that the contingencies that result in the accrual of Additional Interest were “remote.” If such a challenge were successful, the holders of the notes may, under certain circumstances, be required to include any Additional Interest associated with the notes more rapidly than described above. Moreover, treating the contingencies that result in the accrual of Additional Interest as not remote could affect other tax aspects associated with holding the notes, including the treatment of acquisition premium and the character of gain or loss on disposition. You are urged to consult your tax advisor regarding the treatment of the Additional Interest.

Market Discount and Acquisition Premium.    If you purchase a note for an amount that is less than its issue price plus accrued original issue discount as of your purchase date, subject to a de minimis exception you will be treated as having purchased the note at a “market discount.” In such case, you will be required to treat any payment on, or any gain realized on the sale, exchange, or other disposition of, the note as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount accrued on the note while held by you and not previously included in income. You also may be required to defer the deduction of all or a portion of any interest paid or accrued on indebtedness incurred or maintained to purchase or carry the note. Alternatively, you may elect (with respect to the note and all your other market discount obligations) to include market discount in income currently as it accrues. Market discount is considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless you elect to accrue market discount on the basis of a constant interest rate. Amounts includible in income as market discount are generally treated as ordinary interest income.

If you purchase a note for an amount that is greater than its adjusted issue price as of the purchase date, you will be considered to have purchased the note at an “acquisition premium.” As a result, the amount of original issue discount that you must include in gross income with respect to the note for any taxable year (or portion thereof in which you hold the note) will be reduced (but not below zero) by the portion of the acquisition premium properly allocable to the period.

In lieu of accounting for original issue discount and any market discount and acquisition premium separately, you may elect to include in income all interest that accrues on the note (including original issue discount and market discount and any adjustments for acquisition premium) using a constant yield method under which the note would be treated as if issued on your purchase date for an amount equal to your adjusted basis in the note immediately after your purchase of the note. Such an election will simplify the computation and reporting of income from a note and will effectively permit you to report income using the accrual method and a constant yield.

Sale or Redemption.    Except as described above with respect to accrued market discount, gain or loss upon a sale or redemption of a note will generally be capital gain or loss and will be long-term capital gain or loss if the note is held for more than one year. In the case of individuals, long-term capital gains are generally taxed at a maximum rate of 15%. The deductibility of capital losses is subject to limitation.

Backup Withholding and Information Reporting.    Information reporting will apply to payments of interest (including accruals of original issue discount), if any, made by us on, or the proceeds of the sale or other disposition of, the notes with respect to certain non-corporate U.S. Holders, and backup withholding at a rate of 28% may apply unless the recipient of such payment supplies a correct taxpayer identification number and other required information or otherwise establishes an exemption from backup withholding. Backup withholding will also apply if we are notified by the IRS or a broker that it is required. Any amount withheld under the backup withholding rules will be allowable as a refund or credit against your United States federal income tax, provided that the required information is provided to the IRS.

Non-U.S. Holders

The following discussion applies to you if you are a Non-U.S. Holder of notes.

Original Issue Discount and Disposition.    In general and subject to the discussion below and the discussion under “Backup Withholding and Information Reporting,” you will not be subject to United States federal income or withholding tax with respect to interest or original issue discount accrued on notes if:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our shares within the meaning of Section 871(h)(3) of the Code and regulations thereunder;

•	you are not a controlled foreign corporation related to us through stock ownership;

•	you are not a bank receiving interest described in Section 881(c) (3) (A) of the Code; and

•	you certify your nonresident status by providing a Form W-8BEN or appropriate substitute form to us or our agent (provided that if you hold the notes through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent and your agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries).

In addition, in general, and subject to the discussion below under “Backup Withholding and Information Reporting,” you will not be subject to United States federal income or withholding tax on gain realized upon your disposition of notes if:

•	you are not an individual who is present in the United States for 183 days or more in the year of the sale or disposition of the notes; and

•	gain, if any, from a sale or disposition of the notes is not effectively connected with the conduct by you of a U.S. trade or business.

U.S. trade or business income will generally be subject to regular United States federal income tax in the same manner as if it were realized by a U.S. Holder. Moreover, if you are a non-U.S. corporation your U.S. trade or business income may be subject to an additional branch profits tax at a rate of 30% (or such lower rate provided by an applicable income tax treaty if you establish that you qualify to receive the benefits of such treaty).

United States Federal Estate Tax.    A note held by an individual who at the time of death is not a citizen or resident of the United States as defined for U.S. estate tax purposes will not be includable in the decedent’s gross estate for United States federal estate tax purposes, provided that such holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote, and provided that, at the time of death, payments with respect to such note (including original issue discount) would not have been effectively connected with the conduct by such holder of a trade or business within the United States.

Backup Withholding and Information Reporting.    Backup withholding and information reporting will not apply to payments of principal, including cash payments in respect of original issue discount, on the notes by

Hanover or any agent thereof to a Non-U.S. Holder if the Non-U.S. Holder certifies as to its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption (provided that neither Hanover nor its agent has actual knowledge or reason to know that the holder is a United States person or that the conditions of any other exemptions are not in fact satisfied).

Hanover must report annually to the IRS and to each Non-U.S. Holder the amount of any interest paid to, and the amount of tax, if any, withheld with respect to such payments. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

The payment of the proceeds of the disposition of the notes to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above and the payor does not have actual knowledge or reason to know the holder is a United States person or otherwise establishes an exemption. The proceeds of a disposition effected outside the United States by a Non-U.S. Holder of the notes to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. However, if such broker is a United States person, a controlled foreign corporation for United States tax purposes, a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a trade or business in the United States, or a foreign partnership that is engaged in the conduct of a trade or business in the United States or that has one or more partners that are United States persons who in the aggregate hold more than 50 percent of the income or capital interests in the partnership, information reporting requirements will apply unless such broker has documentary evidence in its files of the holder’s Non-U.S. status and has no actual knowledge to the contrary or unless the holder otherwise establishes an exemption. Any amount withheld under the backup withholding rules will be refunded or is allowable as a credit against the Non-U.S. Holder’s United States federal income tax liability, if any, provided the required information or appropriate claim for refund is provided to the IRS.

SELLING SECURITYHOLDER

All of the notes being registered pursuant to this registration statement are currently held by Schlumberger Technology Corporation (“STC”), a direct wholly-owned subsidiary of Schlumberger Limited (“Schlumberger”). In connection with our acquisition of Production Operators Corporation and related assets in August 2001 from certain subsidiaries of Schlumberger, we issued as part of the consideration for that acquisition a $150 million subordinated acquisition note to STC, which note accrued payment-in-kind interest. Part of the consideration for our acquisition also consisted of shares of our common stock that we issued to certain subsidiaries of Schlumberger, which shares are subject to a registration rights agreement granting the holders of such shares certain registration rights with respect to those shares beginning three years after the date of the registration rights agreement. In addition, in connection with such acquisition, so long as Schlumberger owns at least 5% of our common stock and subject to certain restrictions, Schlumberger has the right to nominate one representative to sit on our Board of Directors. In August 2001, Schlumberger designated Mr. René Huck, a Vice President of Schlumberger, to serve on our Board of Directors. Schlumberger has advised us that it would not designate a nominee for 2003 and thus Mr. Huck did not stand for re-election at our 2003 Annual Meeting of Stockholders.

On May 14, 2003, we entered into an agreement with Schlumberger and certain of its subsidiaries, including STC, pursuant to which, among other things, we and STC agreed to restructure the $150 million subordinated acquisition note and the approximately $23 million of interest that had accrued on the note in the form of the notes being registered by the registration statement of which this prospectus is a part. In connection with that agreement, we also entered into a registration rights agreement with STC pursuant to which we agreed to file a shelf registration statement covering the resale from time to time of the notes by STC or any subsidiary of Schlumberger that then holds some or all of the notes. We are obligated to bear all expenses associated with the registration of the notes other than fees and expenses of underwriters relating to the sale of the notes and any transfer taxes incurred in connection with the sale of the notes, which expenses will be borne by the selling securityholder. This registration statement registers for sale all of our currently outstanding Zero Coupon Subordinated Notes due March 31, 2007.

As part of the purchase and sale agreement entered into with respect to our acquisition of Production Operators Corporation, we were required to make a payment of up to $58 million plus interest from the proceeds of and due upon the completion of a financing of PIGAP II, a South American joint venture project, a 30% interest of which we acquired in the acquisition. That obligation was converted into a non-recourse promissory note issued by Hanover Cayman Limited, a wholly-owned subsidiary of Hanover, to Schlumberger Surenco S.A., an affiliate of Schlumberger, in connection with the previously-mentioned restructuring of the $150 million subordinated acquisition note. In January 2003, we gave notice of our intent to exercise our right to put our interest in PIGAP II back to Schlumberger in return for the purchase price allocated to the joint venture. As part of the restructuring, we agreed to terminate the put and we retained our interest in the joint venture.

As of September 30, 2003, Schlumberger and certain of its affiliates beneficially owned 8,707,693 shares, or 10.6%, of our common stock.

PLAN OF DISTRIBUTION

The notes are being registered to permit public secondary trading of the notes by the Holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions and any transfer taxes) in connection with the registration and sale of the notes covered by this prospectus. As used in this prospectus, the term “selling securityholder” may also include persons who obtain the notes from the selling securityholder in a private transaction, including other subsidiaries of Schlumberger Limited.

We will not receive any of the proceeds from the offering of the notes by the selling securityholder. We have been advised by the selling securityholder that the selling securityholder may sell all or a portion of the notes beneficially owned by it on terms to be determined at the times of such sales. The selling securityholder may also make private sales directly or through a broker or brokers. Alternatively, the selling securityholder may from time to time offer the notes owned by it through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholder and the purchasers of the notes for whom they may act as agent. The aggregate proceeds to the selling securityholder from the sale of the notes offering by it hereby will be the purchase price of the notes less discounts and commissions, if any.

The notes may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the Holders of such securities or by agreement between these Holders and underwriters or dealers who may receive fees or commissions in connection therewith.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the notes or otherwise, the selling securityholder may enter into hedging transactions with broker-dealers or others, which may in turn engage in short sales of the notes in the course of hedging the positions they assume. The selling securityholder may also loan or pledge notes to broker-dealers or others that in turn may sell such securities. The selling securityholder may pledge or grant a security interest in some or all of the notes owned by it and if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the notes from time to time pursuant to this prospectus. The selling securityholder also may transfer and donate notes in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholder for purposes of the prospectus. In addition, any notes covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act of 1933 may be sold under Rule 144, Rule 144A or such other available exemption.

At the time a particular offering of notes is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of notes being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.

The notes were issued and sold on May 14, 2003 in transactions exempt from the registration requirements of the Securities Act to the selling securityholder. We have agreed to indemnify the selling securityholder, and the selling securityholder has agreed to indemnify us against certain liabilities arising under the Securities Act.

The selling securityholder and any underwriters, dealers, brokers or agents who participate in the distribution of the notes may be deemed to be “underwriters” within the meaning of the Securities Act and any profits on the sale of the notes by them and any discounts, commissioners or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

The selling securityholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of the notes by the selling securityholder and any other such person. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the notes being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the notes and the ability of any person or entity to engage in market-making activities with respect to the notes.

We will use all reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earliest of (a) the sale pursuant to the shelf registration statement of all the notes, (b) the notes having been sold by the selling securityholder in compliance with Rule 144, (c) the notes no longer being held by the selling securityholder and (d) the notes no longer being outstanding.

LEGAL MATTERS

The validity of notes will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

EXPERTS

The financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in this prospectus in reliance on the report (which contains an explanatory paragraph relating to Hanover changing its method of accounting for goodwill and other intangibles in 2002 and derivatives in 2001 and the restatement of the 2001 and 2000 financial statements for certain revenue recognition matters) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The expenses of this offering (all of which are to be paid by the registrant) are estimated to be as follows:

Securities and Exchange Commission registration fee	$21,246
Legal fees and expenses	150,000
Accounting fees and expenses	150,000
Trustee fees and expenses	15,000
Printing expenses	50,000
Miscellaneous	30,000

Total	$416,246

Item 15.    Indemnification of Directors and Officers

We are empowered by Section 145 of the Delaware General Corporation Law (the “DGCL”), subject to the procedures and limitations stated therein, to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another corporation or other enterprise, against reasonable expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually incurred by him in connection with such action, suit or proceeding, if such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. We are required by Section 145 to indemnify any person against reasonable expenses (including attorneys’ fees) actually incurred by him in connection with an action, suit or proceeding in which he is a party because he is or was a director, officer, employee or agent of the company or is or was serving at the request of the company as a director, officer, employee or agent of another corporation or other enterprise, if he has been successful, on the merits or otherwise, in the defense of the action, suit or proceeding. Section 145 also allows a corporation to purchase and maintain insurance on behalf of any such person against any liability asserted against him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 145. In addition, Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.

Article Eight of our charter provides that we shall indemnify and hold harmless all of our officers and directors and advance expenses reasonably incurred by such officers and directors in defending any civil, criminal, administrative or investigative action, suit or proceeding, in accordance with and to the fullest extent permitted by Section 145 of the DGCL. We maintain directors and officers insurance covering them for certain liabilities, including liabilities under the securities laws.

Item 16.    Exhibits

**1.1	—Form of Underwriting Agreement.

3.1

—Certificate of Incorporation of the Hanover Compressor Holding Co., as amended (incorporated by reference to Exhibit 3.1 to Hanover Compressor Company’s (the “Company”) Current Report on Form 8-K filed with the SEC on February 5, 2001).

3.2

—Certificate of Amendment of Certificate of Incorporation of Hanover Compressor Holding Co., dated December 8, 1999 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2001).

3.3

—Certificate of Amendment of Certificate of Incorporation of Hanover Compressor Holding Co., dated July 11, 2002 (incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2001).

3.4

—Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on April 15, 2003).

*4.1	—Indenture dated as of May 14, 2003 between the Company and Wachovia Bank, National Association.

*4.2	—Form of the note (included as Exhibit A to Exhibit 4.1).

*5.1	—Opinion of Vinson & Elkins L.L.P.

***12.1	—Computation of Ratio of Earnings to Fixed Charges.

***23.1	—Consent of PricewaterhouseCoopers LLP.

*23.2	—Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1).

*24.1	—Powers of Attorney (included on the signature page of the initial filing of this Registration Statement).

*25.1	—Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of the Trustee under the Indenture.

*	Previously filed.
**	To be filed by amendment or in a Current Report on Form 8-K.
***	Filed herewith.

Item 17.    Undertakings

(a)    The undersigned registrants hereby undertake:

(1)    To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

(i)    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrants pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)    The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of such registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of either of the registrants pursuant to the foregoing provisions or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by either of the registrants of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Signatures of Hanover Compressor Company

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 18th day of November, 2003.

HANOVER COMPRESSOR COMPANY

By:	/s/ CHAD C. DEATON

Chad C. Deaton
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the 18th day of November, 2003.

Signature	Title

/s/ CHAD C. DEATON Chad C. Deaton	President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ JOHN E. JACKSON John E. Jackson	Chief Financial Officer (Principal Financial and Accounting Officer)

* Victor E. Grijalva	Director

* Ted Collins, Jr.	Director

* Robert R. Furgason	Director

* Melvyn N. Klein	Director

* Alvin V. Shoemaker	Director

* I. Jon Brumley	Director

/s/ Gordon T. Hall	Director

*By:	/s/ JOHN E. JACKSON

John E. Jackson Attorney in Fact

INDEX TO EXHIBITS

**1.1	—Form of Underwriting Agreement.

3.1

—Certificate of Incorporation of the Hanover Compressor Holding Co., as amended (incorporated by reference to Exhibit 3.1 to Hanover Compressor Company’s (the “Company”) Current Report on Form 8-K filed with the SEC on February 5, 2001).

3.2

—Certificate of Amendment of Certificate of Incorporation of Hanover Compressor Holding Co., dated December 8, 1999 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2001).

3.3

—Certificate of Amendment of Certificate of Incorporation of Hanover Compressor Holding Co., dated July 11, 2002 (incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2001).

3.4

—Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on April 15, 2003).

*4.1	—Indenture dated as of May 14, 2003 between the Company and Wachovia Bank, National Association.

*4.2	—Form of the note (included as Exhibit A to Exhibit 4.1).

*5.1	—Opinion of Vinson & Elkins L.L.P.

***12.1	—Computation of Ratio of Earnings to Fixed Charges.

***23.1	—Consent of PricewaterhouseCoopers LLP.

*23.2	—Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1).

*24.1	—Powers of Attorney (included on the signature page of the initial filing of this Registration Statement).

*25.1	—Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of the Trustee under the Indenture.

*	Previously filed.
**	To be filed by amendment or in a Current Report on Form 8-K.
***	Filed herewith.